As filed with the Securities and Exchange Commission on May 12, 2010

No. 333-164906

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 7

TO

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Express Parent LLC*

(Exact name of registrant as specified in its charter)

Delaware	5600	26-2828128
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Limited Parkway

Columbus, Ohio 43230

(614) 415-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Matthew C. Moellering

Executive Vice President, Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary

Express Parent LLC

One Limited Parkway

Columbus, Ohio 43230

(614) 415-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert M. Hayward, P.C. William R. Burke Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Marc D. Jaffe Latham & Watkins LLP 885 Third Avenue Suite 1000 New York, NY 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)(3)
Common Stock, $0.01 par value per share	$350,000,000	$24,955

(1)	Includes shares of common stock that the underwriters may purchase (including pursuant to the option to purchase additional shares) from us and the selling stockholders.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Previously paid.
*	The registrant’s board of managers has approved the conversion of the registrant into a corporation to be named Express, Inc. The conversion will become effective following the effectiveness of the registration statement.
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion.

Preliminary Prospectus dated May 12, 2010.

PROSPECTUS

16,000,000 Shares

Express, Inc.

Common Stock

This is an initial public offering of shares of common stock of Express, Inc.

Express is offering 10,500,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 5,500,000 shares. Express will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $18.00 and $20.00. Express has applied to list the common stock on the New York Stock Exchange under the symbol “EXPR.”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 13 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Express, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than 16,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 2,400,000 shares from the selling stockholders at the initial public offering price less the underwriting discount. Express will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2010.

BofA Merrill Lynch	Goldman, Sachs & Co.

Morgan Stanley

Barclays Capital	Piper Jaffray	UBS Investment Bank	Stephens Inc.

The date of this prospectus is                     , 2010.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

BASIS OF PRESENTATION

We use a 52-53 week fiscal year ending on the Saturday closest to January 31. Fiscal years are identified in this prospectus according to the calendar year prior to the calendar year in which they end. For example, references to “2009,” “fiscal 2009,” “fiscal year 2009” or similar references refer to the fiscal year ended January 30, 2010.

On July 6, 2007, investment funds managed by Golden Gate Private Equity, Inc. (“Golden Gate”) acquired 75% of the equity interests in our business from Limited Brands, Inc. (“Limited Brands”). As a result of the acquisition (the “Golden Gate Acquisition”), a new basis of accounting was created beginning July 7, 2007. The periods prior to the Golden Gate Acquisition are referred to as the “Predecessor” periods and the periods after the Golden Gate Acquisition are referred to as the “Successor” periods in this prospectus. The Predecessor periods presented in this prospectus include the period from February 4, 2007 through July 6, 2007, reflecting 22 weeks of operations, and the Successor periods presented in this prospectus include the period from July 7, 2007 through February 2, 2008, reflecting 30 weeks of operations. Due to the Golden Gate Acquisition, the financial statements for the Successor periods are not comparable to those of the Predecessor periods presented in this prospectus. Prior to the Golden Gate Acquisition, our consolidated financial statements were prepared on a carve-out basis from Limited Brands. The carve-out consolidated financial statements include allocations of certain costs of Limited Brands. In the Successor periods we no longer incur these allocated costs, but do incur certain expenses as a standalone company for similar functions, including for certain support services provided by Limited Brands under the Limited Brands Transition Services Agreements, which are discussed further in the section entitled “Certain Relationships and Related Party Transactions.” These allocated costs were based upon various assumptions and estimates and actual results may differ from these allocated costs, assumptions and estimates. Accordingly, the carve-out consolidated financial statements may not be a comparable presentation of our financial position or results of operations as if we had operated as a standalone entity during the Predecessor periods. See “Risk Factors—We have a limited operating history as a standalone company, which may make it difficult to compare our current operating results to prior periods.”

In the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we have presented pro forma consolidated financial data for the fiscal year ended February 2, 2008, which gives effect to the Golden Gate Acquisition as if such transaction had occurred on February 4, 2007, in addition to the Predecessor and Successor periods. We believe that presenting the discussion and analysis of the results of operations in this manner promotes the overall usefulness of the comparison given the complexities involved with comparing two significantly different periods.

We are currently a Delaware limited liability company. Immediately after our registration statement for this offering is declared effective, and prior to the sale of any of our shares of our common stock, we will convert into a Delaware corporation and change our name from Express Parent LLC to Express, Inc. See “Certain Relationships and Related Party Transactions—Reorganization as a Corporation.” Prior to our registration statement being declared effective, (i) Express Investment Corp. (“EIC”), the holding company that holds 67.3% of the equity interests in us on behalf of certain investment funds managed by Golden Gate and (ii) the holding companies that directly or indirectly hold 6.1% of the equity interests in us on behalf of certain members of management (the “Management Holding Companies”) will be merged with and into us. EIC does not have any independent operations or any significant assets or liabilities and does not comprise a business. Accordingly, this legal merger represents in substance a reorganization and transfer of EIC’s income tax payables or receivables between entities under common control. Accordingly, for financial reporting purposes, the transaction will be reflected as a contribution of certain of EIC’s income tax payables or receivables to us, in exchange for a net receivable or payable of equal amount with an affiliate of Golden Gate. See “Unaudited Pro Forma Condensed Consolidated Financial Data.”

ii

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither such research nor these definitions have been verified by any independent source. Certain industry, market and competitive position data presented in this prospectus was obtained from a survey conducted by e-Rewards, Inc. in April 2007 that was commissioned by Golden Gate prior to the Golden Gate Acquisition in connection with their evaluation of our business. We refer to this survey throughout this prospectus as the “2007 Market Survey.”

TRADEMARKS AND TRADE NAMES

This prospectus includes our trademarks such as “Express,” which are protected under applicable intellectual property laws and are the property of Express Parent LLC or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights, of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the entire prospectus, including the more detailed information regarding our company, the common stock being sold in this offering and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, our consolidated financial statements and the related notes thereto included elsewhere in this prospectus and the matters discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus before deciding to invest in our common stock. Some of the statements in this prospectus constitute forward-looking statements. See “Forward-Looking Statements.”

Except where the context otherwise requires or where otherwise indicated, the terms “Express,” “we,” “us,” “our,” “our company” and “our business” refer, prior to the Reorganization discussed below, to Express Parent LLC and, after the Reorganization, to Express, Inc., in each case together with its consolidated subsidiaries as a combined entity. The term “Express Parent” refers, prior to the Reorganization, to Express Parent LLC and, after the Reorganization, to Express, Inc. The term “Express Topco” refers to Express Topco LLC and “Express Holding” refers to Express Holding, LLC, each of which is a wholly-owned subsidiary of Express Parent, and in each case not to any of their subsidiaries.

Company Overview

Express is the sixth largest specialty retail apparel brand in the United States. With 30 years of experience offering a distinct combination of style and quality at an attractive value, we believe we are a core shopping destination for our customers and that we have developed strong brand awareness and credibility with them. We target an attractive and growing demographic of women and men between 20 and 30 years old. We offer our customers an edited assortment of fashionable apparel and accessories to address fashion needs across multiple aspects of their lifestyles, including work, casual and going-out occasions. Since we became an independent company in 2007, we have made several significant changes to our business model, including completing the conversion of our stores to a dual-gender format, re-designing our go-to-market strategy and launching our e-commerce platform, all of which we believe have improved our operating profits and positioned us well for future growth and profitability.

As of January 30, 2010, we operated 573 stores. Our stores are located primarily in high-traffic shopping malls, lifestyle centers and street locations across the United States, and average approximately 8,700 square feet. We also sell our products through our e-commerce website, express.com. Our stores and website are designed to create an exciting shopping environment that reflects the sexy, sophisticated and social brand image that we seek to project. Our product offering includes both women’s and men’s apparel and accessories, of which women’s represented 67% of our net sales and men’s represented 33% of our net sales during fiscal 2009. Our product assortment is a mix of core styles balanced with the latest fashions, a combination we believe our customers look for and value in our brand. For fiscal 2009, we generated net sales, net income and Adjusted EBITDA of $1,721.1, $75.3 and $229.8 million, respectively. Our Adjusted EBITDA increased 168% from $85.9 million in fiscal 2006 to $229.8 million in fiscal 2009. See “—Summary Historical and Pro Forma Consolidated Financial and Operating Data” for a discussion of Adjusted EBITDA, an accompanying presentation of the most directly comparable GAAP financial measure and a reconciliation of the differences between Adjusted EBITDA and the most directly comparable GAAP financial measure, net income.

Company History and Recent Accomplishments

We opened our first store in 1980, in Chicago, Illinois as a division of Limited Brands, Inc., and launched our men’s apparel line in 1987, which we rebranded under the name Structure in 1989. In the mid 1990s, we experienced a period of rapid expansion, resulting in our operation of over 1,000 stores by 2000, including in many cases a women’s and men’s store in the same shopping center. In 2001, we began to consolidate our separate women’s and men’s stores into combined dual-gender stores under the Express brand. In 2007, we began to operate as a standalone company and have since implemented and completed numerous initiatives to strengthen our business, including:

•

Transitioned to Standalone Company. As a standalone company, we have made a number of changes to improve our organization, reinvest in our business and align incentives with our performance. Among these, we rehired Michael Weiss as our President and CEO in July 2007. We have also worked to build depth in our organization, including by strengthening our merchandising and design teams and improving the processes by which we make product decisions.

•

Completed Dual-Gender Store Conversion. During the last nine years, we have significantly improved the efficiency of our store base by consolidating separate women’s and men’s stores that were located in the same shopping center into combined dual-gender stores. Over this time period, this conversion has allowed us to reduce our total gross square footage by approximately 30%. We believe our converted store model has resulted in higher store productivity and lower store expenses, leading to increased profitability.

•

Redesigned Go-To-Market Strategy. Since 2007, we have revised the process by which we design, source and merchandise our product assortment. We now design a greater number of styles, colors and fits of key items for each season and test approximately three-quarters of our product early in each season at a select group of stores before ordering for our broader store base. We believe the results of these changes are higher product margins from reduced markdowns, lower inventory risk and a more relevant product offering for our customers.

•

Reinvested in Our Business to Support Growth. Over the past three years, we have expanded several of our key functional departments and shifted our marketing focus to better position our company for long-term growth. In addition, we have placed increased focus on long-term brand-building initiatives.

•

Launched Express.com. We launched our e-commerce website, express.com, in July 2008, offering our customers a new channel to access our products. We believe our e-commerce platform has improved the efficiency of our business by allowing us to monitor real-time customer feedback, enhancing our product testing capabilities, expanding our advertising reach and providing us with a merchandise clearance channel.

Competitive Strengths

We attribute our success to the following competitive strengths:

Established Lifestyle Brand. With 30 years of brand heritage, we have developed a distinct and widely recognized brand that we believe fosters loyalty and credibility among our customers who look to us to provide the latest fashions and quality at an attractive value. We are the sixth largest specialty retail apparel brand in the United States in terms of 2008 sales and we believe we are the largest specialty lifestyle brand focused on the 20 to 30 year old customer demographic.

Attractive Market and Customer Demographic. According to The NPD Group (“NPD Group”), in the twelve months ended June 30, 2009, our brand represented approximately 5% of the $20 billion upscale specialty apparel market for 18 to 30 year old women and men in the United States. Our customer demographic is a growing segment of the United States population, and we believe that the Express brand appeals to a particularly attractive subset of this group.

Sophisticated Design, Sourcing and Merchandising Model. We believe that we have an efficient, diversified and flexible supply chain that allows us to quickly identify and respond to trends and to bring a tested assortment of products to our stores. We believe our model allows us to better meet customer needs and enables us to reduce inventory risk and improve product margins from reduced markdowns. Our product testing processes early in the season allow us to test approximately three-quarters of our merchandise in select stores before placing orders for our broader store base. In addition, we assess sales data and new product development on a weekly basis in order to make in-season inventory adjustments where possible and to allow us to respond to the latest trends.

Optimized Real Estate Portfolio. During the last nine years we have completed the conversion of our store base into dual-gender stores from separate women’s and men’s stores, which has reduced our total square footage by approximately 30%. We believe that over this period, this conversion has brought our average store size in-line with other specialty retailers, has contributed to improved per store sales and profitability and has positioned us to drive improvement in store sales and margins.

Proven and Experienced Team. Michael Weiss, our President and Chief Executive Officer, has more than 40 years of experience in the fashion industry and has served as our President for over 20 years. In addition, our senior management team has an average of 25 years of experience across a broad range of disciplines in the specialty retail industry, including design, sourcing, merchandising and real estate. Experience and tenure with Express extends deep into our organization. For example, our district managers and store managers have been with Express for an average of ten years and seven years, respectively.

Business Strategy

Key elements of our business and growth strategies include the following:

Improve Productivity of Our Retail Stores. We believe that the efforts we have taken over the last several years to optimize our store base through conversion to dual-gender stores and to improve our go-to-market strategy have positioned us well for future growth. We seek to grow our comparable store sales and operating margins by executing the following initiatives:

•

Continuing to Refine Our Go-to-Market Strategy. As we increase testing and refine our go-to-market strategy, we believe our in-store product assortment will be more appealing to our customers and will help us to decrease markdowns and to increase sales and product margins;

•

Recapture Market Share in Our Core Product Categories. Approximately five years ago we shifted our product mix, which included a high percentage of tops, casual bottoms and denim, to increase our focus on a more premium wear to work assortment. Based on our historical peak sales levels across product categories, we believe there is opportunity for us to recapture sales as our customers re-discover Express in certain product categories, specifically in casual and party tops, dresses and denim; and

•

Improve Profit Margins. We believe we have the opportunity to continue to improve margins through further efficiencies in sourcing and continued refinement of our merchandising strategy. We plan to leverage our infrastructure, corporate overhead and fixed costs through our converted dual-gender store format.

Expand Our Store Base. While there has been significant growth in retail shopping centers during the last decade, we have focused on converting our existing store base to a dual-gender format and have opened few new stores over this time period. As a result, we believe there are numerous attractive, high-traffic locations that present opportunities for us to expand our store base. We currently plan to open an average of 30 new stores across the United States and Canada over each of the next five years, representing annual store growth of approximately 5%.

Expand Our e-Commerce Platform. In July 2008, we launched our e-commerce platform at express.com, providing us with a direct-to-consumer sales channel. In fiscal 2009, our e-commerce sales increased 231% relative to fiscal 2008 but still only represented approximately 5% of our net sales in fiscal 2009.

International Expansion with Development Partners. We believe Express has the potential to be a successful global brand. There are currently four Express stores in the Middle East, which were constructed through a development agreement with Alshaya Trading Co. Over the next five years, we believe there are additional opportunities to expand the Express brand internationally through additional low capital development arrangements.

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including the risks discussed in the section entitled “Risk Factors,” before investing in our common stock. Risks relating to our business include, among others:

•	our business is sensitive to consumer spending and general economic conditions, and therefore a continued or further economic slowdown could adversely affect our financial performance;

•	our business is highly dependent upon our ability to identify and respond to new and changing fashion trends, customer preferences and other related factors;

•

our sales and results of operations fluctuate quarterly and are affected by a variety of factors, including fashion trends, changes in our merchandise mix, the effectiveness of our inventory management, actions of competitors or mall anchor tenants, holiday or seasonal periods, changes in general economic conditions and consumer spending patterns, the timing of promotional events and weather conditions;

•

the clothing retail market in the United States is highly competitive, and we face substantial competition from numerous retailers, including major specialty retailers, department stores, regional retail chains, web-based retail stores and other direct retailers;

•	our ability to attract customers to our stores that are located in malls or other shopping centers depends heavily on the success of these malls and shopping centers;

•

we depend upon third parties for the manufacture of all of the products that we sell, the transportation of these products to and from all of our stores and the operation of our distribution facilities;

•

we may not be able to carry out our growth strategy in a manner that is profitable, and the expansion of our business will place increased demands on our financial, operational, managerial and administrative resources; and

•

as of April 3, 2010, we had $515.9 million of outstanding indebtedness and minimum annual rental obligations under long-term leases of $159.4 million for 2010, and this substantial indebtedness and these lease obligations have significant effects on our business.

Reorganization as a Corporation

We are currently a Delaware limited liability company. Immediately after our registration statement for this offering is declared effective, and prior to the sale of any of our shares of common stock, we will convert into a Delaware corporation and change our name from Express Parent LLC to Express, Inc. As required by the limited liability company agreement of Express Parent (the “LLC Agreement”), the conversion has been approved by our board of managers. Once a reorganization to a corporate form is approved by our board of directors, the LLC Agreement allows certain of our equity holders to specify the manner in which we will be reorganized as a corporation. As a result, we have entered into a binding and enforceable conversion agreement with certain of our equity holders that documents their election to have the reorganization to a corporation take the form of a statutory conversion, and also provides that the conversion shall occur immediately after the effectiveness of the Registration Statement for this offering without any further action on the part of our board of managers or equity holders. Immediately after the conversion, all of our outstanding Class L Common Units, Class A Common Units and Class C Common Units will automatically be converted into shares of our common stock based on their relative rights as set forth in our limited liability company agreement. See “Description of Capital Stock” for additional information regarding the terms of our certificate of incorporation and bylaws as will be in effect upon the closing of this offering.

Also, prior to our registration statement being declared effective, (1) EIC, the holding company that holds 67.3% of the equity interests in us on behalf of certain investment funds managed by Golden Gate and (2) the Management Holding Companies that directly or indirectly hold 6.1% of the equity interests in us on behalf of certain members of management will be merged with and into us.

In connection with the conversion and these mergers, Golden Gate (indirectly through a limited liability company) and certain members of our management will receive, in exchange for their equity interests in the entities being merged into us, the number of shares of our common stock that they would have held had they held our equity interests directly. After our conversion to a corporation and these mergers, but prior to the completion of this offering, (1) Golden Gate (indirectly through a limited liability company) will hold 67.3% of our common stock, (2) Limited Brands (indirectly through a wholly-owned subsidiary) will hold 22.4% of our common stock and (3) members of management will hold 10.3% of our common stock. The terms of our common stock following the Reorganization will reflect the description thereof set forth in the section entitled “Description of Capital Stock.”

In this prospectus, we refer to all of these events as the “Reorganization.” See “Certain Relationships and Related Party Transactions—Reorganization as a Corporation.”

Recent Developments

On March 5, 2010, Express, LLC and Express Finance Corp., each of which is an indirect wholly-owned subsidiary of ours, jointly issued, in a private placement, $250.0 million of 8¾% senior notes due 2018 (the “Senior Notes”) at an offering price of 98.599% of the face value of the Senior Notes. The proceeds from the offering of Senior Notes of $246.5 million, together with cash on hand of $153.8 million, were used to (1) prepay all of the Term C Loans outstanding under the term loan facility (the “Topco credit facility”) of our wholly-owned subsidiary, Express Topco, plus accrued and unpaid interest and prepayment penalties, in an aggregate amount equal to $154.9 million, (2) make a distribution to the equity holders of Express Parent in an aggregate amount equal to $230.0 million and (3) pay related transaction fees and expenses, including discounts and commissions to the initial purchasers of the Senior Notes, in an aggregate amount equal to $15.4 million. An affiliate of Golden Gate purchased $50.0 million of the Senior Notes in the offering. In this prospectus, we refer to these transactions as the “2010 Refinancing Transactions.”

We currently expect net sales for the fiscal quarter ended May 1, 2010 to be approximately 11% to 13% higher than the net sales for the fiscal quarter ended May 2, 2009. We currently expect comparable store sales for the fiscal quarter ended May 1, 2010 to increase by approximately 10% to 12%, with e-Commerce sales growth of approximately 50% to 60% compared to the same period last year. Consistent with fiscal 2009 results, we believe that our sales in the first quarter of fiscal 2010 continue to benefit from our refined go-to-market strategy which we believe delivers a product assortment that is more appealing to our customers and helps to decrease markdowns and increase sales.

Our results of operations for the fiscal quarter ended May 1, 2010 are not yet available. Our expected results above reflect our current estimates for such period. We believe that the estimated net sales data, even when unaccompanied by estimated net income data that is not yet available, is important to an investor’s understanding of our performance. The estimates set forth above are based solely on currently available information and our actual results for the fiscal quarter ended May 1, 2010 may vary materially from our estimates. For example, we have not yet completed our financial statement closing process for the fiscal quarter ended May 1, 2010. During the course of that process we may identify items that would require us to make adjustments, which may be material, to the results described above. As a result, this discussion constitutes forward-looking statements and is subject to risks and uncertainties, including possible adjustments to our estimated results for the fiscal quarter ended May 1, 2010.

The preliminary financial data set forth above has been prepared by, and is the responsibility of, management of Express. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to such preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Our Equity Sponsor

Golden Gate Private Equity, Inc. is a San Francisco-based private equity investment firm with approximately $8 billion of assets under management. Golden Gate is dedicated to partnering with world class management teams and targets investments in situations where there is a demonstrable opportunity to significantly enhance a company’s value. The principals of Golden Gate have a long history of investing with management partners across a wide range of industries and transaction types, including leveraged buyouts and recapitalizations, corporate divestitures and spin-offs, build-ups and venture stage investing. Over the last five years, Golden Gate has invested in numerous brands in the specialty retail and apparel sectors, including Eddie Bauer, J. Jill and Orchard Brands, a multi-brand direct marketer which owns brands such as Appleseed’s, Blair, Draper’s and Damon’s, Haband and Norm Thompson.

Golden Gate acquired a 75% interest in our business from an affiliate of Limited Brands on July 6, 2007 for aggregate cash payments of $484.9 million. In addition, on the closing of the Golden Gate Acquisition, we distributed to an affiliate of Limited Brands $117.0 million in loan proceeds (which amount includes an expense reimbursement paid to Limited Brands) from a $125.0 million term loan facility that is entered into in connection with the Golden Gate Acquisition. See “Certain Relationships and Related Party Transactions—Purchase Agreement.”

Corporate Information

Express, Inc., the issuer of the common stock in this offering, will be a Delaware corporation. Our corporate headquarters is located at One Limited Parkway, Columbus, Ohio 43230. Our telephone number is (614) 415-4000. Our website address is express.com. The information on our website is not deemed to be part of this prospectus.

Corporate Structure

The following chart summarizes our corporate structure and principal indebtedness as of April 3, 2010, after giving effect to the Reorganization and the completion of this offering. See “—Reorganization as a Corporation” and “Use of Proceeds.”

(1)	Prior to the completion of this offering, we will reorganize our existing corporate structure such that the issuer of our common stock will be a Delaware corporation named Express, Inc. and certain entities through which our existing equity holders currently hold their equity in us will be merged with and into Express, Inc. so that those existing equity holders will directly hold our common stock. See “—Reorganization as a Corporation.”
(2)	As of April 3, 2010, Express, LLC had $139.6 million available for borrowing under the Opco revolving credit facility and no borrowings were then outstanding.
(3)	Express Finance Corp. is a co-issuer of our Senior Notes and guarantor of our credit facilities. Express Finance Corp. conducts no other business operations.
(4)

Express LLC and Express Finance Corp. co-issued $250.0 million of 8 3/4% senior notes due 2018. A portion of the proceeds received from the issuance of Senior Notes were used to prepay the $150.0 million Term C Loan, including accrued interest and prepayment penalties.

The Offering

Common stock offered by us	10,500,000 shares

Common stock offered by the selling stockholders	5,500,000 shares

Common stock to be outstanding immediately after this offering	88,735,895 shares

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $182.5 million, assuming the shares are offered at $19.00 per share, the midpoint of the price range set forth on the cover of this prospectus.

We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use the net proceeds from the sale of common stock by us in this offering to prepay all of the Term B Loans outstanding under the Topco credit facility, to pay accrued and unpaid interest and prepayment penalties, and to pay other fees and expenses incurred in connection with this offering. We will use any remaining net proceeds from this offering for general corporate purposes. See “Use of Proceeds.”

Dividend policy	We currently expect to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and therefore we do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock is limited by our existing credit agreements, and may be further restricted by the terms of any of our future debt or preferred securities. See “Dividend Policy.”

Risk Factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 14 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed symbol for trading on the New York Stock Exchange	“EXPR”

Unless otherwise indicated, all information in this prospectus relating to the number of shares of our common stock to be outstanding immediately after this offering:

•

excludes 1,315,500 shares of our common stock issuable upon the exercise of options and 12,500 shares of common stock subject to restricted stock units that we expect to grant in connection with this offering under our 2010 Incentive Compensation Plan, which we plan to adopt in connection with this offering; and

•

excludes 13,672,000 shares of our common stock that will be reserved for future issuance under our 2010 Incentive Compensation Plan, excluding the option grant and restricted stock unit issuance described above.

Unless otherwise indicated, all information in this prospectus assumes the completion of the Reorganization as described in the section entitled “—Reorganization as a Corporation” and assumes (1) no exercise by the underwriters of their option to purchase up to 2,400,000 additional shares from the selling stockholders and (2) an initial public offering price of $19.00 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus.

Summary Historical and Pro Forma Consolidated Financial and Operating Data

The following tables summarize our consolidated financial and operating data as of the dates and for the periods indicated. We have derived the summary consolidated financial data for the periods ended July 6, 2007 and February 2, 2008 from our consolidated financial statements for such periods, which were audited by Ernst & Young LLP, an independent registered public accounting firm. We have derived the summary consolidated financial data as of January 30, 2010 and for the fiscal years ended January 31, 2009 and January 30, 2010 from our consolidated financial statements as of and for such fiscal years, which were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Our audited consolidated financial statements as of January 31, 2009 and January 30, 2010 and for the fiscal years or periods, as applicable, ended July 6, 2007, February 2, 2008, January 31, 2009 and January 30, 2010 have been included in this prospectus.

On July 6, 2007, investment funds managed by Golden Gate acquired 75% of the interest in our business from Limited Brands. As a result of the Golden Gate Acquisition, a new basis of accounting was created beginning July 7, 2007 for the Successor periods ending after such date. Prior to the Golden Gate Acquisition, our consolidated financial statements were prepared on a carve-out basis from Limited Brands. The carve-out consolidated financial statements include allocations of certain costs of Limited Brands. In the Successor periods we no longer incur these allocated costs, but do incur certain expenses as a standalone company for similar functions, including support services provided by Limited Brands under the Limited Brands Transition Services Agreements, which are discussed in the section entitled “Certain Relationships and Related Party Transactions.” These allocated costs were based on various assumptions and estimates and actual results may differ from these allocated costs, assumptions and estimates. Accordingly, the carve-out consolidated financial information may not be a comparable presentation of our financial position or results of operations as if we had operated as a standalone entity during the Predecessor period from February 4, 2007 through July 6, 2007. See “Risk Factors—We have a limited operating history as a standalone company, which may make it difficult to compare our current operating results to prior periods.”

The summary historical and pro forma consolidated data presented below should be read in conjunction with the sections entitled “Risk Factors,” “Selected Historical Consolidated Financial and Operating Data,” “Unaudited Pro Forma Condensed Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto and other financial data included elsewhere in this prospectus.

	Predecessor	Successor
	Period from February 4, 2007 through July 6, 2007	Period from July 7, 2007 through February 2, 2008
			Year Ended
			January 31, 2009	January 30, 2010
	(dollars in thousands, excluding net sales per gross square foot data)
Statement of Operations Data:
Net sales	$659,019	$1,137,327	$1,737,010	$1,721,066
Cost of goods sold, buying and occupancy costs	451,514	890,063	1,280,018	1,175,088

Gross profit	207,505	247,264	456,992	545,978
General, administrative, and store operating expenses	170,100	275,150	447,071	409,198
Other operating expense, net	302	5,526	6,007	9,943

Operating income (loss)	37,103	(33,412)	3,914	126,837
Interest expense	—	6,978	36,531	53,222
Interest income	—	(5,190)	(3,527)	(484)
Other expense (income), net	—	4,712	(300)	(2,444)

Income (loss) before income taxes	37,103	(39,912)	(28,790)	76,543
Provision for income taxes	7,161	487	246	1,236

Net income (loss)	$29,942	$(40,399)	$(29,036)	$75,307

Pro forma net income per share(1):
Basic				$0.73
Diluted				$0.72
Pro forma basic and diluted weighted average shares(1):
Basic				86,302
Diluted				86,945
Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$45,912	$282,192	$35,234	$200,721
Investing activities	(22,888)	(15,258)	(51,801)	(26,873)
Financing activities	(29,939)	39,361	(127,347)	(115,559)
Other Financial and Operating Data:
Comparable store sales change(2)	6%	12%	(3)%	(6)%
Net sales per gross square foot(3)	$118	$213	$337	$321
Total gross square feet (in thousands) (average)	5,604	5,348	5,060	5,033
Number of stores (at period end)	622	587	581	573
Capital expenditures	22,888	15,258	50,551	26,853
EBITDA(4)	62,154	10,071	83,514	198,949
Adjusted EBITDA(4)	62,154	115,272	137,198	229,750

	As of January 30, 2010
	Actual	Pro Forma(6)	Pro Forma As Adjusted(6)
		(unaudited)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$234,404	$86,139	$86,139
Working capital (excluding cash and cash equivalents)(5)	(65,794)	(27,284)	(27,284)
Total assets	869,554	773,127	773,127
Total debt (including current portion)	416,763	368,372	368,372
Total members’/stockholders’ equity	141,453	108,993	108,993

(1)	Unaudited pro forma net income (loss) per share gives effect to the 2010 Refinancing Transactions and the Reorganization and also includes 10,500,000 shares expected to be issued in this offering, whose proceeds will be used to prepay all of the Term B Loans plus accrued and unpaid interest and prepayment penalties. See “Unaudited Pro Forma Condensed Consolidated Financial Data.”
(2)	Comparable store sales have been calculated based upon stores that were open at least thirteen full fiscal months as of the end of the reporting period.
(3)	Net sales per gross square foot is calculated by dividing net sales for the applicable period by the average gross square footage during such period. For the purpose of calculating net sales per gross square foot, e-commerce sales and other revenues are excluded from net sales.
(4)	EBITDA and Adjusted EBITDA have been presented in this prospectus and are supplemental measures of financial performance that are not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). EBITDA is defined as consolidated net income (loss) before depreciation and amortization, interest expense (net) and amortization of debt issuance costs and discounts and provision for income taxes. Adjusted EBITDA is calculated in accordance with our existing credit agreements, and is defined as EBITDA adjusted to exclude the items set forth in the table below.

EBITDA is included in this prospectus because it is a key metric used by management to assess our operating performance. Adjusted EBITDA is included in this prospectus because it is a measure by which our lenders evaluate our covenant compliance. The Topco credit facility contains a leverage ratio covenant and an interest coverage ratio covenant that are calculated based on our Adjusted EBITDA. The Opco term loan contains a leverage ratio covenant and the Opco revolving credit facility contains a fixed charge coverage ratio covenant that we must meet if we do not meet the excess availability requirement under the Opco revolving credit facility, and are calculated based on Adjusted EBITDA, without the adjustment for management bonuses paid in connection with our distribution to equity holders in 2008. See “Certain Relationships and Related Party Transactions—2008 Corporate Reorganization.” Non-compliance with the financial ratio covenants contained in the Opco term loan and the Opco revolving credit facility could result in the acceleration of our obligations to repay all amounts outstanding under those agreements. The applicable interest rates on the Opco term loan and the Opco revolving credit facility are also based in part on our leverage ratio and excess availability, respectively. In addition, the Opco term loan, the Opco revolving credit facility and the indenture governing the Senior Notes contain covenants that restrict, subject to certain exceptions, our ability to incur additional indebtedness or make restricted payments, such as dividends, based, in some cases, on our ability to meet leverage ratios or fixed charge coverage ratios. Adjusted EBITDA is a material component of these ratios.

EBITDA and Adjusted EBITDA are not measures of our financial performance or liquidity under GAAP and should not be considered as alternatives to net income as a measure of operating performance, cash flows from operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements. EBITDA and Adjusted EBITDA contain certain other limitations, including the failure to reflect our cash expenditures, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized, and exclude certain non-recurring charges that may recur in the future. Management compensates for these limitations by relying primarily on our GAAP results and by using EBITDA and Adjusted EBITDA only supplementally. Our measures of EBITDA and Adjusted EBITDA are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

The following table sets forth a reconciliation of net income (loss), the most directly comparable GAAP financial measure, to EBITDA and Adjusted EBITDA.

	Predecessor	Successor
	Period from February 4, 2007 through July 6, 2007	Period from July 7, 2007 through February 2, 2008	Year Ended
			January 31, 2009	January 30, 2010
		(dollars in thousands)
Net income (loss)	$29,942	$(40,399)	$(29,036)	$75,307
Depreciation and amortization	25,051	48,195	79,105	69,668
Interest expense, net(a)	—	1,788	33,199	52,738
Provision for income taxes	7,161	487	246	1,236

EBITDA	62,154	10,071	83,514	198,949
Non-cash deductions, losses, charges(b)		9,780	21,112	12,128
Non-recurring expenses(c)		86,886	18,660	5,908
Transaction expenses(d)		766	3,596	1,656
Permitted Advisory Agreement fees and expenses(e)		3,882	4,238	7,153
Non-cash expense related to equity incentives		1,233	2,069	2,052
Other adjustments allowable under our existing credit agreements(f)		2,654	4,009	1,904

Adjusted EBITDA	$62,154	$115,272	$137,198	$229,750

(a)	Includes interest income at Express Parent in the year ended January 31, 2009 and also includes the amortization of debt issuance costs and amortization of debt discount.
(b)	Adjustments made to reflect the net impact of non-cash expense items such as non-cash rent and expense associated with the change in the fair value of our interest rate swap.
(c)	Primarily includes an $86.9 million non-cash cost of goods sold charge associated with the allocation of purchase price adjustments to inventory in the 30 weeks ended February 2, 2008, a one-time management bonus paid in the first quarter of fiscal 2008 and expenses related to the development of standalone IT systems in anticipation of the termination of our transition services agreement with Limited Brands.
(d)	Represents costs incurred related to items such as the issuance of stock, recapitalizations and the incurrence of permitted indebtedness.
(e)	Golden Gate provides us with on-going consulting and management services pursuant to the advisory agreement entered into in connection with the Golden Gate Acquisition (“Advisory Agreement”). See “Certain Relationships and Related Party Transactions—Golden Gate Advisory Agreement.”
(f)	Reflects adjustments permitted under our existing credit agreements, including advisory fees paid to Limited Brands.

(5)	Working capital is defined as current assets, less cash and cash equivalents, less current liabilities excluding the current portion of long-term debt.
(6)	Pro forma balance sheet data reflects (A) the Reorganization, as described under “—Reorganization as a Corporation,” (B) the 2010 Refinancing Transactions, as described under “—Recent Developments,” (C) the use of $169.2 million of the proceeds of this offering to prepay all of the Term B Loans outstanding under our Topco credit facility plus accrued and unpaid interest and prepayment penalties and (D) the use of $30.3 million of the proceeds of this offering to pay fees and expenses incurred in connection with this offering, including underwriting discounts and payments to Golden Gate and Limited Brands. Accrued and unpaid interest of $10.2 million on the Term B Loans as of January 30, 2010 was paid on February 1, 2010 and we estimate that as of May 11, 2010 we will have $5.5 million of accrued and unpaid interest outstanding under our Term B Loans. Pro forma as adjusted balance sheet data reflects the use of any remaining proceeds of this offering for general corporate purposes. See, “Use of Proceeds” and “Unaudited Pro Forma Condensed Consolidated Financial Data.”

RISK FACTORS

This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks Related to Our Business

Our business is sensitive to consumer spending and general economic conditions, and a continued or further economic slowdown could adversely affect our financial performance.

Consumer purchases of discretionary retail items, including our products, generally decline during recessionary periods and other periods where disposable income is adversely affected. Our performance is subject to factors that affect domestic and worldwide economic conditions, including employment, consumer debt, reductions in net worth based on recent severe market declines, residential real estate and mortgage markets, taxation, fuel and energy prices, interest rates, consumer confidence, value of the United States dollar versus foreign currencies and other macroeconomic factors. For example, our net sales declined by 1% in fiscal 2009 compared to fiscal 2008, primarily due to the global economic recession. Further deterioration in economic conditions or increasing unemployment levels, may continue to reduce the level of consumer spending and inhibit consumers’ use of credit, which may continue to adversely affect our revenues and profits. In recessionary periods, we may have to increase the number of promotional sales or otherwise dispose of inventory for which we have previously paid to manufacture, which could further adversely affect our profitability. Our financial performance is particularly susceptible to economic and other conditions in regions or states where we have a significant number of stores. Current economic conditions and further slowdown in the economy could further adversely affect shopping center traffic and new shopping center development and could materially adversely affect us.

In addition, the current economic environment and future recessionary periods may exacerbate some of the risks noted below, including consumer demand, strain on available resources, store growth, interruption of the flow of merchandise from key vendors and foreign exchange rate fluctuations. The risks could be exacerbated individually or collectively.

Our business is highly dependent upon our ability to identify and respond to new and changing fashion trends, customer preferences and other related factors, and our inability to identify and respond to these new trends may lead to inventory markdowns and writeoffs, which could adversely affect us and our brand image.

Our focus on fashion conscious young women and men means that we have a target market of customers whose preferences cannot be predicted with certainty and are subject to change. Our success depends in large part upon our ability to effectively identify and respond to changing fashion trends and consumer demands, and to translate market trends into appropriate, saleable product offerings. Our failure to identify and react appropriately to new and changing fashion trends or tastes or to accurately forecast demand for certain product offerings could lead to, among other things, excess inventories, markdowns and write-offs, which could materially adversely affect our business and our brand image. Because our success depends significantly on our brand image, damage to our brand image as a result of our failure to respond to changing fashion trends could have a negative impact on us.

We often enter into agreements for the manufacture and purchase of merchandise well ahead of the season in which that merchandise will be sold. Therefore we are vulnerable to changes in consumer preference and demand between the time we design and order our merchandise and the season in which this merchandise will be sold. There can be no assurance that our new product offerings will have the same level of acceptance as our product offerings in the past or that we will be able to adequately and timely respond to the preferences of our customers. The failure of any new product offerings to appeal to our customers could have a material adverse effect on our business, results of operations and financial condition.

Our sales and profitability fluctuate on a seasonal basis and are affected by a variety of other factors.

Our sales and results of operations are affected by a variety of factors, including fashion trends, changes in our merchandise mix, the effectiveness of our inventory management, actions of competitors or mall anchor tenants, holiday or seasonal periods, changes in general economic conditions and consumer spending patterns, the timing of promotional events and weather conditions. As a result, our results of operations fluctuate on a quarterly basis and relative to corresponding periods in prior years, and any of these factors could adversely affect our business and could cause our results of operations to decline. For example, our third and fourth quarter net sales are impacted by early Fall shopping trends and the holiday season. Likewise, we typically experience lower net sales in the first fiscal quarter relative to other quarters. Any significant decrease in net sales during the early Fall selling period or the holiday season would have a material adverse effect on us. In addition, in order to prepare for these seasons, we must order and keep in stock significantly more merchandise than we carry during other parts of the year. This inventory build-up may require us to expend cash faster than we generate by our operations during this period. Any unanticipated decrease in demand for our products during these peak shopping seasons could require us to sell excess inventory at a substantial markdown, which could have a material adverse effect on our business, profitability, ability to repay any indebtedness and our brand image with customers.

We could face increased competition from other retailers that could adversely affect our ability to generate higher net sales and our ability to obtain favorable store locations.

We face substantial competition in the specialty retail apparel industry. We compete on the basis of a combination of factors, including among others, price, breadth, quality and style of merchandise offered, in-store experience, level of customer service, ability to identify and offer new and emerging fashion trends and brand image. We compete with a wide variety of large and small retailers for customers, vendors, suitable store locations and personnel. We face competition from major specialty retailers that offer their own private label assortment, department stores, regional retail chains, web-based retail stores and other direct retailers that engage in the retail sale of apparel accessories, footwear and similar merchandise to fashion-conscious young women and men.

Some of our competitors have greater financial, marketing and other resources available. In many cases, our competitors sell their products in stores that are located in the same shopping malls or lifestyle centers as our stores. In addition to competing for sales, we compete for favorable site locations and lease terms in shopping malls and lifestyle centers and our competitors may be able to secure more favorable locations than us as a result of their relationships with, or appeal to, landlords. Our competitors may also sell substantially similar products at reduced prices through the Internet or through outlet centers or discount stores, increasing the competitive pricing pressure for those products. We cannot assure you that we will continue to be able to compete successfully against existing or future competitors. Our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on us.

Our ability to attract customers to our stores that are located in malls or other shopping centers depends heavily on the success of these malls and shopping centers, and any decrease in customer traffic in these malls or shopping centers could cause our net sales to be less than expected.

A significant number of our stores are located in malls and other shopping centers. Sales at these stores are dependent, to a significant degree, upon the volume of traffic in those shopping centers and the surrounding area. Our stores benefit from the ability of a shopping center’s other tenants, particularly anchor stores, such as department stores, to generate consumer traffic in the vicinity of our stores and the continuing popularity of the shopping center as a shopping destination. Our sales volume and traffic generally may be adversely affected by, among other things, a decrease in popularity of malls or other shopping centers in which our stores are located, the closing of anchor stores important to our business, a decline in popularity of other stores in the malls or other shopping centers in which our stores are located or a deterioration in the financial condition of shopping center operators or developers which could, for example, limit their ability to finance tenant improvements for us and other retailers. A reduction in consumer traffic as a result of these or any other factors, or our inability to obtain or maintain favorable store locations within malls or other shopping centers could have a material adverse effect on us. Although we do not have specific information with respect to the malls and other shopping centers in which we locate or plan to locate our stores, we believe mall and other shopping center vacancy rates have been rising and mall and other shopping center traffic has been decreasing nationally, as a result of the current economic downturn which could reduce traffic to our stores.

We do not own or operate any manufacturing facilities and therefore depend upon independent third parties for the manufacture of all of our merchandise, and any inability of a manufacturer to ship goods to our specifications or to operate in compliance with applicable laws could negatively impact our business.

We do not own or operate any manufacturing facilities. As a result, we are dependent upon our timely receipt of quality merchandise from third-party manufacturers. A manufacturer’s inability to ship orders to us in a timely manner or meet our quality standards could cause delays in responding to consumer demands and negatively affect consumer confidence in the quality and value of our brand or negatively impact our competitive position, all of which could have a material adverse effect on our financial condition or results of operations. Furthermore, we are susceptible to increases in sourcing costs, which we may not be able to pass on to customers, and changes in payment terms from manufacturers, which could adversely affect our financial condition or results of operations.

Failure by our manufacturers to comply with our guidelines also exposes us to various risks, including with respect to use of acceptable labor practices and compliance with applicable laws. We do not independently investigate whether our vendors and manufacturers use acceptable labor practices and comply with applicable laws, such as child labor and other labor laws, and instead rely on audits performed by several unrelated third party auditors. Our business may be negatively impacted should any of our manufacturers experience an interruption in operations, including due to labor disputes and failure to comply with laws, and our business may suffer from negative publicity for using manufacturers that do not engage in acceptable labor practices and comply with applicable law. Any of these results could harm our brand image and have a material adverse effect on our business and growth.

The interruption of the flow of merchandise from international manufacturers could disrupt our supply chain.

We purchase the majority of our merchandise outside of the United States through arrangements with approximately 90 vendors, utilizing approximately 350 foreign manufacturing facilities located throughout the world, primarily in Asia and Central and South America. Political, social or economic instability in Asia, Central or South America, or in other regions in which our manufacturers are located, could cause disruptions in trade, including exports to the United States. Other events that could also cause disruptions to exports to the United States include:

•	the imposition of additional trade law provisions or regulations;

•	the imposition of additional duties, tariffs and other charges on imports and exports;

•	quotas imposed by bilateral textile agreements;

•	foreign currency fluctuations;

•	restrictions on the transfer of funds;

•	the financial instability or bankruptcy of manufacturers; and

•	significant labor disputes, such as dock strikes.

We cannot predict whether the countries in which our merchandise is manufactured, or may be manufactured in the future, will be subject to new or additional trade restrictions imposed by the United States or other foreign governments, including the likelihood, type or effect of any such restrictions. Trade restrictions, including new or increased tariffs or quotas, embargos, safeguards and customs restrictions against apparel items, as well as United States or foreign labor strikes and work stoppages or boycotts, could increase the cost or reduce the supply of apparel available to us and adversely affect our business, financial condition or results of operations.

If we encounter difficulties associated with our distribution facilities or if they were to shut down for any reason, we could face shortages of inventory, delayed shipments to our online customers and harm to our reputation. Any of these issues could have a material adverse effect on our business operations.

Our distribution facilities are operated by third parties. Our Columbus, Ohio facility operates as our central distribution facility and supports our entire business, as all of our merchandise is shipped to the central distribution facility from our vendors, and is then packaged and shipped to our stores or our e-commerce distribution facility for further distribution to our online customers. The success of our stores and the satisfaction of our online customers depend on their timely receipt of merchandise. The efficient flow of our merchandise requires that the third parties who operate our facilities have adequate capacity in both of our distribution facilities to support our current level of operations, and any anticipated increased levels that may follow from the growth of our business. If we encounter difficulties associated with our distribution facilities or in our relationships with the third parties who operate our facilities or if either facility were to shut down for any reason, including as a result of fire or other natural disaster, we could face shortages of inventory, resulting in “out of stock” conditions in our stores, incur significantly higher costs and longer lead times associated with distributing our products to both our stores and online customers and experience dissatisfaction from our customers. We expect that in the Fall of 2010, our e-commerce distribution facility will be moved from Warren, Pennsylvania to a facility located in Groveport, Ohio, and we may encounter difficulties and unanticipated costs in transitioning our e-commerce fulfillment operations to this facility. Any of these issues could have a material adverse effect on our business and harm our reputation.

We rely upon independent third-party transportation providers for substantially all of our product shipments and are subject to increased shipping costs as well as the potential inability of our third-party transportation providers to deliver on a timely basis.

We currently rely upon independent third-party transportation providers for substantially all of our product shipments, including shipments to and from all of our stores. Our utilization of these delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather which may impact a shipping company’s ability to provide delivery services that adequately meet our shipping needs. If we change the shipping companies we use, we could face logistical difficulties that could adversely affect deliveries and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from independent third-party transportation providers which in turn would increase our costs.

Our growth strategy, including our international expansion plan, is dependent on a number of factors, any of which could strain our resources or delay or prevent the successful penetration into new markets.

Our growth strategy is partially dependent on opening new stores across North America, remodeling existing stores in a timely manner and operating them profitably. Additional factors required for the successful implementation of our growth strategy include, but are not limited to, obtaining desirable store locations, negotiating acceptable leases, completing projects on budget, supplying proper levels of merchandise and successfully hiring and training store managers and sales associates. In order to optimize profitability for new stores, we must secure desirable retail lease space when opening stores in new and existing markets. We must choose store sites, execute favorable real estate transactions on terms that are acceptable to us, hire competent personnel and effectively open and operate these new stores. We historically have received landlord allowances for store build outs, which offset certain capital expenditures we must make to open a new store. If landlord allowances cease to be available to us in the future or are decreased, opening new stores would require more capital outlay, which could adversely affect our ability to continue opening new stores.

To the extent we open new stores in markets where we have existing stores, our existing stores in those markets may experience reduced net sales. Our planned growth will also require additional infrastructure for the development, maintenance and monitoring of those stores. In addition, if our current management systems and information systems are insufficient to support this expansion, our ability to open new stores and to manage our existing stores would be adversely affected. If we fail to continue to improve our infrastructure, we may be unable to implement our growth strategy or maintain current levels of operating performance in our existing stores.

Additionally, we plan to expand outside of North America through development agreements with third parties and these plans could be negatively impacted by a variety of factors. We may be unable to find acceptable partners with whom we can enter into joint development agreements, negotiate acceptable terms for franchise and development agreements and gain acceptance from consumers outside of North America. Our planned usage of development agreements outside of North America also creates the inherent risk if such third parties are able to both effectively operate the businesses and appropriately project our brand image in their respective markets. Ineffective or inappropriate operation of our partners’ businesses or projection of our brand image could create difficulties in the execution of our international expansion plans.

Our domestic growth plans and our international expansion plan will place increased demands on our financial, operational, managerial and administrative resources. These increased demands may cause us to operate our business less efficiently, which in turn could cause deterioration in the performance of our existing stores. Furthermore, relating to our international expansion, our ability to conduct business in international markets may be affected by legal, regulatory, political and economic risks, including our unfamiliarity with local business and legal environments in other areas of the world. Our international expansion strategy and success could also be adversely impacted by the global economy, as well as by fluctuations in the value of the dollar against foreign currencies.

Our business depends in part on a strong brand image, and if we are not able to maintain and enhance our brand, particularly in new markets where we have limited brand recognition, we may be unable to attract sufficient numbers of customers to our stores or sell sufficient quantities of our products.

Our ability to maintain our reputation is critical to our brand image. Our reputation could be jeopardized if we fail to maintain high standards for merchandise quality and integrity. Any negative publicity about these types of concerns may reduce demand for our merchandise. Failure to maintain high ethical, social and environmental standards for all of our operations and activities or adverse publicity regarding our responses to these concerns could also jeopardize our reputation. Failure to comply with local laws and regulations, to maintain an effective system of internal controls or to provide accurate and timely financial statement information could also hurt our reputation. Damage to our reputation or loss of consumer confidence for any of these reasons could have a material adverse effect on our business, financial condition and results of operations, as well as require additional resources to rebuild our reputation.

We are subject to risks associated with leasing substantial amounts of space, including future increases in occupancy costs.

We lease all of our store locations, our corporate headquarters and our central distribution facility. We typically occupy our stores under operating leases with terms of ten years, with options to renew for additional multi-year periods thereafter. In the future, we may not be able to negotiate favorable lease terms. Our inability to do so may cause our occupancy costs to be higher in future years or may force us to close stores in desirable locations.

Some of our leases have early cancellation clauses, which permit the lease to be terminated by us or the landlord if certain sales levels are not met in specific periods or if the center does not meet specified occupancy standards. In addition to future minimum lease payments, some of our store leases provide for additional rental payments based on a percentage of net sales, or “percentage rent,” if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges, real property insurance and real estate taxes. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions. As we expand our store base, our lease expense and our cash outlays for rent under the lease terms will increase.

We depend on cash flow from operations to pay our lease expenses. If our business does not generate sufficient cash flow from operating activities to fund these expenses, we may not be able to service our lease expenses, which could materially harm our business.

If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease. Our inability to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close could materially adversely affect us.

Our failure to find store employees that reflect our brand image and embody our culture could adversely affect our business.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of store employees, including store managers, who understand and appreciate our corporate culture and customers, and are able to adequately and effectively represent this culture and establish credibility with our customers. The store employee turnover rate in the retail industry is generally high. Excessive store employee turnover will result in higher employee costs associated with finding, hiring and training new store employees. If we are unable to hire and retain store personnel capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture, understanding of our customers and knowledge of the merchandise we offer, our ability to open new stores may be impaired, the performance of our existing and new stores could be materially adversely affected and our brand image may be negatively impacted. Competition for such qualified individuals could require us to pay higher wages to attract a sufficient number of employees. Additionally, our labor costs are subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation (including changes in entitlement programs such as health insurance and paid leave programs). Such increase in labor costs may adversely impact our profitability, or if we fail to pay such higher wages we could suffer increased employee turnover.

We are also dependent upon temporary personnel to adequately staff our stores and distribution facilities, with heightened dependence during busy periods such as the holiday season and when multiple new stores are opening. There can be no assurance that we will receive adequate assistance from our temporary personnel, or that there will be sufficient sources of suitable temporary personnel to meet our demand. Any such failure to meet our staffing needs or any material increases in employee turnover rates could have a material adverse effect on our business or results of operations.

We depend on key executive management and may not be able to retain or replace these individuals or recruit additional personnel, which could harm our business.

We depend on the leadership and experience of our key executive management. The loss of the services of any of our executive management members could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs, or at all. We believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for experienced, successful personnel in the retail industry. Our inability to meet our staffing requirements in the future could impair our growth and harm our business.

We work with Limited Brands to provide us with certain key services for our business. If Limited Brands fails to perform its obligations to us or if we do not find appropriate replacement services, we may be unable to provide these services or implement substitute arrangements on a timely and cost-effective basis on terms favorable to us.

Limited Brands, our former parent and a current equity holder, provides certain services to us under various agreements. Limited Brands has provided us, under the transition services agreement, with support services in various administrative and operational areas. Most of the services provided to us under this agreement have expired, and with respect to those services we have either developed our own capabilities or engaged another third party service provider. The transition services agreement requires us to purchase a minimum percentage of our product through MAST Industries, Inc. (“MAST”), an affiliate of Limited Brands, until July 2010. The only other material services still provided by Limited Brands under the transition services agreement are information technology and customer marketing services. Both of these services expire in July 2010. Under the logistics services agreement with Limited Brands that was entered into on October 5, 2009 and took effect in February 2010, Limited Brands has agreed to provide certain inbound and outbound transportation and delivery services, distribution services, customs and brokerage services and rental of warehouse/distribution space. The logistics services agreement ends on April 30, 2016. The agreement will continue thereafter unless it is terminated by either party on no less than 24 months’ prior notice. Notwithstanding the foregoing, we have the right to terminate the agreement on 24 months’ prior notice, which may be given any time after February 1, 2011. In no event may the termination of the agreement occur between October 1 of any calendar year and the last day of February of the next calendar year. If Limited Brands fails to perform its obligations under either the transition services agreement, logistics services agreement or other agreements we may be unable to obtain substitute arrangements in a timely and cost-effective manner. In addition, we may be unable to obtain replacement services as these agreements expire, or may be required to incur additional costs and may experience delays or business interruptions as a result of our transition to other service providers, which could have a material adverse effect on our business. See “Certain Relationships and Related Party Transactions.”

We rely significantly on information systems and any failure, inadequacy, interruption or security failure of those systems could harm our ability to effectively operate our business.

Our ability to effectively manage and maintain our inventory, and to ship products to our stores and our customers on a timely basis, depends significantly on our information systems. To manage the growth of our operations, personnel and real estate portfolio, we will need to continue to improve and expand our operational and financial systems, real estate management systems, transaction processing, internal controls and business processes; in doing so, we could encounter implementation issues and incur substantial additional expenses. The failure of our information systems to operate effectively, problems with transitioning to upgraded or replacement systems or expanding them into new stores, or a breach in security of these systems could adversely impact the promptness and accuracy of our merchandise distribution, transaction processing, financial accounting and reporting, the efficiency of our operations and our ability to properly forecast earnings and cash requirements. We could be required to make significant additional expenditures to remediate any such failure, problem or breach. Such events may have a material adverse effect on us.

We sell merchandise over the Internet through our website, express.com. Our Internet operations may be affected by our reliance on third-party hardware and software providers, technology changes, risks related to the failure of computer systems that operate the Internet business, telecommunications failures, electronic break-ins and similar disruptions. Furthermore, our ability to conduct business on the Internet may be affected by liability for on-line content and state and federal privacy laws.

In addition, we may now and in the future implement new systems to increase efficiencies and profitability. To manage growth of our operations and personnel, we will need to continue to improve and expand our operational and financial systems, transaction processing, internal controls and business processes. When implementing or changing existing processes, we may encounter transitional issues and incur substantial additional expenses.

System security risk issues could disrupt our internal operations or information technology services, and any such disruption could harm our net sales, increase our expenses and harm our reputation.

Experienced computer programmers and hackers, or even internal users, may be able to penetrate our network security and misappropriate our confidential information or that of third parties, including our customers, create system disruptions or cause shutdowns. In addition, employee error, malfeasance or other errors in the storage, use or transmission of any such information could result in a disclosure to third parties outside of our network. As a result, we could incur significant expenses addressing problems created by any such inadvertent disclosure or any security breaches of our network. This risk is heightened because we collect and store customer information, including credit card information, and use certain customer information for marketing purposes. Any compromise of customer information could subject us to customer or government litigation and harm our reputation, which could adversely affect our business and growth. Moreover, we could incur significant expenses or disruptions of our operations in connection with system failures or breaches. In addition, sophisticated hardware and operating system software and applications that we procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the systems. The costs to us to eliminate or alleviate security problems, viruses and bugs, or any problems associated with the outsourced services, could be significant, and the efforts to address these problems could result in interruptions, delays or cessation of service that may impede our sales, distribution or other critical functions.

There are claims made against us from time to time that can result in litigation or regulatory proceedings which could distract management from our business activities and result in significant liability.

We face the risk of litigation and other claims against us. Litigation and other claims may arise in the ordinary course of our business and include commercial disputes, intellectual property issues, product-oriented allegations and slip and fall claims. In addition, we could face a wide variety of employee claims against us, including general discrimination, privacy, labor and employment, ERISA and disability claims. For example, Express, LLC is named as a defendant in a purported class action lawsuit alleging various California state labor law violations. See “Business—Legal Proceedings.” Any claims could result in litigation against us and could also result in regulatory proceedings being brought against us by various federal and state agencies that regulate our business, including the United States Equal Employment Opportunity Commission. Often these cases raise complex factual and legal issues, which are subject to risks and uncertainties and which could require significant management time. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses and liability, and could also materially adversely affect our operations and our reputation.

In addition, we may be subject to liability if we infringe the trademarks or other intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could subject us to boycotts by our customers and harm to our brand image. In addition, any payments we are required to make and any injunctions we are required to comply with as a result of such infringement actions could adversely affect our financial results.

Changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or otherwise change the way we do business.

We are subject to numerous regulations, including labor and employment, customs, truth-in-advertising, consumer protection and zoning and occupancy laws and ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise and the operation of stores and warehouse facilities. If these regulations were to change or were violated by our management, employees, vendors, buying agents or trading companies, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our merchandise and hurt our business and results of operations.

In addition to increased regulatory compliance requirements, changes in laws could make ordinary conduct of our business more expensive or require us to change the way we do business. For example, changes in federal and state minimum wage laws could raise the wage requirements for certain of our employees, which would likely cause us to reexamine our entire wage structure for stores. Other laws related to employee benefits and treatment of employees, including laws related to limitations on employee hours, supervisory status, leaves of absence, mandated health benefits or overtime pay, could also negatively impact us, such as by increasing compensation and benefits costs for overtime and medical expenses.

Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale. It is often difficult for us to plan and prepare for potential changes to applicable laws and future actions or payments related to such changes could be material to us.

We may be unable to protect our trademarks or other intellectual property rights, which could harm our business.

We rely on certain trademark registrations and common law trademark rights to protect the distinctiveness of our brand. However, there can be no assurance that the actions we have taken to establish and protect our trademarks will be adequate to prevent imitation of our trademarks by others or to prevent others from claiming that sales of our products infringe, dilute or otherwise violate third party trademarks or other proprietary rights in order to block sales of our products.

The laws of certain foreign countries may not protect the use of unregistered trademarks to the same extent as do the laws of the United States. As a result, international protection of our brand image may be limited and our right to use our trademarks outside the United States could be impaired. Other persons or entities may have rights to trademarks that contain portions of our marks or may have registered similar or competing marks for apparel and/or accessories in foreign countries in which our vendors source our merchandise. There may also be other prior registrations of trademarks identical or similar to our trademarks in other foreign countries of which we are not aware. Accordingly, it may be possible for others to prevent the manufacture of our branded goods in certain foreign countries or the sale or exportation of our branded goods from certain foreign countries to the United States. If we were unable to reach a licensing arrangement with these parties, our vendors may be unable to manufacture our products in those countries. Our inability to register our trademarks or purchase or license the right to use the relevant trademarks or logos in these jurisdictions could limit our ability to obtain supplies from less costly markets or penetrate new markets in jurisdictions outside the United States.

Litigation may be necessary to protect our trademarks and other intellectual property rights, to enforce these rights or to defend against claims by third parties alleging that we infringe, dilute or violate third party trademark or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, or whether successful or not, could result in substantial costs and diversion of our resources, which could have a material adverse effect on our business, financial condition, results of operations or cash flows. Any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, prevent us from manufacturing or selling certain products and/or require us to redesign or relabel our products or rename our brand, any of which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We have a limited operating history as a standalone company, which may make it difficult to compare our current operating results to prior periods.

On July 6, 2007, investment funds managed by Golden Gate acquired 75% of the equity interest in our business from Limited Brands. As a result of the Golden Gate Acquisition, a new basis of accounting was created beginning July 7, 2007 for the Successor periods ending after such date. Prior to the Golden Gate Acquisition, our consolidated financial statements were prepared on a carve-out basis from Limited Brands. The carve-out consolidated financial statements include allocations of certain costs of Limited Brands. In the Successor periods we no longer incur these allocated costs, but do incur certain expenses as a standalone company for similar functions, including for certain support services provided by Limited Brands under the Limited Brands transition services agreement, which are discussed further in the section entitled “Certain Relationships and Related Party Transactions.” These allocated costs were based upon various assumptions and estimates and actual results may differ from these allocated costs, assumptions and estimates. Accordingly, the carve-out consolidated financial statements may not provide a comparable presentation of our financial position or results of operations as if we had operated as a standalone entity during the Predecessor periods.

Our substantial indebtedness and lease obligations could adversely affect our financial flexibility and our competitive position.

We have, and we will continue to have, a significant amount of indebtedness. As of April 3, 2010, we had $515.9 million of outstanding indebtedness (net of unamortized original issue discounts of $6.0 million). As of April 3, 2010, we had no borrowings outstanding and $139.6 million available under our revolving credit facility. On a pro forma as adjusted basis giving effect to the use of proceeds from this offering, we had $368.4 million of outstanding indebtedness (net of unamortized original issue discounts of $3.5 million) as of April 3, 2010. Our substantial level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. We also have, and will continue to have, significant lease obligations. As of April 3, 2010, our minimum annual rental obligations under long-term operating leases for fiscal 2010 and 2011 are $159.4 million and $133.9 million, respectively. Our substantial indebtedness and lease obligations could have other important consequences to you and significant effects on our business. For example, it could:

•	increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness and leases, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from exploiting business opportunities;

•	make it more difficult to satisfy our financial obligations, including payments on our indebtedness;

•	place us at a disadvantage compared to our competitors that have less debt and lease obligations; and

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.

In addition, the agreements governing our existing credit agreements and the indenture governing the Senior Notes contain, and the agreements evidencing or governing other future indebtedness may contain, restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

Our indebtedness may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

Our existing credit agreements and the indenture governing the Senior Notes contain financial restrictions on us and our restricted subsidiaries, including restrictions on our or our restricted subsidiaries’ ability to, among other things:

•	place liens on our or our restricted subsidiaries’ assets;

•	make investments other than permitted investments;

•	incur additional indebtedness;

•	prepay or redeem certain indebtedness;

•	merge, consolidate or dissolve;

•	sell assets;

•	engage in transactions with affiliates;

•	change the nature of our business;

•	change our or our subsidiaries’ fiscal year or organizational documents; and

•	make restricted payments (including certain equity issuances).

In addition, we are required to maintain compliance with various financial ratios in the agreement governing our Opco credit facilities, including:

•	pursuant to our Opco revolving credit facility, a fixed charge coverage ratio of 1.00 to 1.00, if excess availability plus eligible cash collateral is less than $30.0 million; and

•

pursuant to our Opco term loan facility, a leverage ratio of not more than 2.25 to 1.00 at the end of the fourth quarter of 2009, 2.00 to 1.00 at the end of the first and second quarters of 2010 and 1.75 to 1.00 thereafter.

A failure by us or our subsidiaries to comply with the covenants or to maintain the required financial ratios contained in the agreements governing our indebtedness could result in an event of default under such indebtedness, which could adversely affect our ability to respond to changes in our business and manage our operations. Additionally, a default by us under one agreement covering our indebtedness may trigger cross-defaults under other agreements covering our indebtedness. Upon the occurrence of an event of default or cross-default under any of the agreements governing our indebtedness, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the agreements. If any of our indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay this indebtedness in full, which could have a material adverse effect on our ability to continue to operate as a going concern. See “Description of Certain Indebtedness.”

Our results may be adversely affected by fluctuations in energy costs.

Energy costs have fluctuated dramatically in the past. These fluctuations may result in an increase in our transportation costs for distribution, utility costs for our retail stores and costs to purchase product from our manufacturers. A continual rise in energy costs could adversely affect consumer spending and demand for our products and increase our operating costs, both of which could have a material adverse effect on our financial condition and results of operations.

Changes in taxation requirements or the results of tax audits could adversely affect our financial results.

In connection with the Reorganization, we will elect to be treated as a corporation under Subchapter C of Chapter 1 of the Internal Revenue Code effective May 2, 2010 which will subject us to additional taxes and risks, including tax on our income. As a result of the Reorganization, we expect to record a net deferred tax asset of approximately $35.0 million and a one-time, non-cash tax benefit of approximately $35.0 million. Dividends, if any, distributed to our stockholders will be subject to double taxation after the election. In addition, we may be subject to periodic audits by the Internal Revenue Service and other taxing authorities. These audits may challenge certain of our tax positions, such as the timing and amount of deductions and allocations of taxable income to the various jurisdictions. These additional taxes and the results of any tax audits could adversely affect our financial results.

In addition, we are subject to income tax in numerous jurisdictions, and in the future as a result of our expansion we may be subject to additional jurisdictions, including international and domestic locations. Our products are subject to import and excise duties and/or sales or value-added taxes in many jurisdictions. Fluctuations in tax rates and duties could have a material adverse effect on our financial condition, results of operations or cash flows.

We may recognize impairment on long-lived assets.

Our long-lived assets, primarily stores and intangible assets, are subject to periodic testing for impairment. Store assets are reviewed using factors including, but not limited to, our future operating plans and projected future cash flows. Failure to achieve our future operating plans or generate sufficient levels of cash flow at our stores could result in impairment charges on long-lived assets, which could have a material adverse effect on our financial condition or results of operations.

If we fail to establish and maintain adequate internal controls over financial reporting, we may not be able to report our financial results in a timely and reliable manner, which could harm our business and impact the value of our securities.

We depend on our ability to produce accurate and timely financial statements in order to run our business. If we fail to do so, our business could be negatively affected and our independent registered public accounting firm may be unable to attest to the accuracy of our financial statements and effectiveness of our internal controls.

We restated our 2007 Successor and fiscal 2008 financial statements after certain accounting errors were identified that we determined to be material. Management identified the following material weaknesses in its internal controls: (1) we did not have the appropriate resources and controls to properly account for our deferred taxes and (2) we did not have adequate oversight and controls related to the accounting for complex agreements arising from transactions unrelated to our core business operations, which resulted in accounting errors. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.”

We have remediated the material weakness associated with accounting for deferred taxes as a result of expanding our senior level resources in our tax, accounting and financial reporting groups in fiscal 2008. While we are still in the process of remediating the material weakness associated with accounting for complex agreements arising from transactions unrelated to the our core business operations, we have developed and are implementing a plan to remediate this material weakness by, among other things, establishing an internal committee of accounting, legal and internal audit personnel to review our policies and accounting treatment of all complex agreements and monitor ongoing compliance with such agreements. This committee has already established a charter, selected members, has held meetings, and intends to hold, at a minimum, monthly meetings on an on-going basis. In addition, we have also hired a director of external reporting to expand our financial reporting resources in conjunction with this offering.

If we fail to fully remediate this material weakness or fail to maintain effective internal controls in the future, it could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis, which could cause investors to lose confidence in our financial information or cause our stock price to decline.

Risks Related to this Offering and Ownership of Our Common Stock

An active public market for our common stock may not develop following this offering, which could limit your ability to sell your shares of our common stock at an attractive price, or at all.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market in our common stock or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

We are a “controlled company,” controlled by Golden Gate and Limited Brands whose interests in our business may be different from yours.

Upon completion of this offering, Golden Gate will own approximately 48.8 million shares, or 55%, of our outstanding common stock, and Limited Brands will own approximately 16.3 million shares, or 18%, of our outstanding common stock. Accordingly, Golden Gate, acting alone or together with Limited Brands, will be able to control virtually all matters requiring stockholder approval, including amendments to our certificate of incorporation and bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets.

Pursuant to a Stockholders Agreement to be entered into by Golden Gate and Limited Brands in connection with this offering, Golden Gate will have the right to nominate (1) three directors to our Board of Directors, so long as Golden Gate holds at least 50% of the number of shares of our common stock held by Golden Gate immediately prior to the completion of this offering, and (2) two directors, so long as Golden Gate holds at least 25% of the number of shares of our common stock held by Golden Gate immediately prior to the completion of this offering. Limited Brands will have the right to nominate (1) two directors to our Board of Directors, so long as Limited Brands holds at least 50% of the number of shares of our common stock held by Limited Brands immediately prior to the completion of this offering, and (2) one director, so long as Limited Brands holds at least 25% of the number of shares of our common stock held by Limited Brands immediately prior to the completion of this offering. The Stockholders Agreement will require Golden Gate and Limited Brands to vote their shares of common stock in favor of those persons nominated pursuant to rights under the Stockholders Agreement. Accordingly, Golden Gate and Limited Brands, acting together, will be able to control the election of a majority of our directors. The directors so elected will have the authority, subject to the terms of our indebtedness and the rules and regulations of the New York Stock Exchange (“NYSE”), to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions, including determining what matters are submitted to a vote of our stockholders.

Because of the equity ownership of Golden Gate and Limited Brands, we will be considered a “controlled company” for purposes of the NYSE listing requirements. As such, we will be exempt from the NYSE corporate governance requirements that our board of directors meet the standard of independence established by those corporate governance requirements and exempt from the requirements that we have separate Compensation and Nominating and Corporate Governance Committees made up entirely of directors who meet such independence standards. The NYSE independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. It is possible that the interests of Golden Gate and Limited Brands may in some circumstances conflict with our interests and the interests of our other stockholders, including you.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	quarterly variations in our operating results compared to market expectations;

•	changes in preferences of our customers;

•	announcements of new products or significant price reductions by us or our competitors;

•	size of the public float;

•	stock price performance of our competitors;

•	fluctuations in stock market prices and volumes;

•	default on our indebtedness or foreclosure of our properties;

•	actions by competitors or other shopping center tenants;

•	changes in senior management or key personnel;

•	changes in financial estimates by securities analysts;

•	negative earnings or other announcements by us or other retail apparel companies;

•	downgrades in our credit ratings or the credit ratings of our competitors;

•	issuances of capital stock; and

•	global economic, legal and regulatory factors unrelated to our performance.

Numerous factors affect our business and cause variations in our operating results and affect our net sales and comparable store sales, including consumer preferences, buying trends and overall economic trends; our ability to identify and respond effectively to fashion trends and customer preferences; actions by competitors and other shopping center tenants; changes in our merchandise mix; pricing; the timing of our releases of new merchandise and promotional events; the level of customer service that we provide in our stores; changes in sales mix among sales channels; our ability to source and distribute products effectively; inventory shrinkage; weather conditions, particularly during the holiday season; and the number of stores we open, close and convert in any period.

The initial public offering price of our common stock will be determined by negotiations between us and the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the consummation of this offering. Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the initial public offering price. As a result, you may suffer a loss on your investment.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many retail companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have 88.7 million shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, each of our officers and directors and the selling stockholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. See “Underwriting.”

All of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus, subject to applicable limitations imposed under federal securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

In the future, we may also issue our securities if we need to raise capital in connection with a capital raise or acquisitions. The amount of shares of our common stock issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our certificate of incorporation and bylaws will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•

authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws; and

•	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Our certificate of incorporation will also contain a provision that provides us with protections similar to Section 203 of the Delaware General Corporate Law, and will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, except for Golden Gate and, in certain instances, persons who purchase common stock from Golden Gate and unless board or stockholder approval is obtained prior to the acquisition. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $20.11 per share, because the initial public offering price of $19.00 is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares, and as of April 3, 2010 have received an aggregate of $687.6 million of cash distributions (which includes $507.0 million distributed to Golden Gate), other than tax distributions, from us since the Golden Gate Acquisition. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, consultants and directors under our stock option and equity incentive plans. See “Dilution.”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

We do not expect to pay any cash dividends for the foreseeable future.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Additionally, our operating subsidiaries are currently restricted from paying cash dividends by the agreements governing their indebtedness, and we expect these restrictions to continue in the future. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

We will incur increased costs as a result of becoming a public company.

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with complying with the requirements of the Sarbanes-Oxley Act of 2002 and related rules implemented by the Securities and Exchange Commission (“SEC”) and the NYSE. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 will require significant expenditures and effort by management, and if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, our stock price could be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related rules and regulations and beginning with our Annual Report on Form 10-K for the year ending January 28, 2012, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, in connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, investors could lose confidence in our financial information and our stock price could decline.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies, the Reorganization or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	changes in consumer spending and general economic conditions;

•	our ability to identify and respond to new and changing fashion trends, customer preferences and other related factors;

•	fluctuations in our sales and results of operations on a seasonal basis and due to store events, promotions and a variety of other factors;

•	increased competition from other retailers;

•	the success of the malls and shopping centers in which our stores are located;

•	our dependence upon independent third parties for the manufacture of all of our merchandise;

•	interruptions of the flow of our merchandise from international manufacturers causing disruptions in our supply chain;

•	shortages of inventory, delayed shipments to our online customers and harm to our reputation due to difficulties or shut-down of our distribution facilities;

•	our reliance upon independent third-party transportation providers for substantially all of our product shipments;

•	our growth strategy, including our international expansion plan;

•	our dependence on a strong brand image;

•	our leasing substantial amounts of space;

•	the failure to find store employees that reflect our brand image and embody our culture;

•	our dependence upon key executive management;

•	our reliance on Limited Brands to provide us with certain key services for our business;

•	our reliance on information systems;

•	system security risk issues that could disrupt our internal operations or information technology services;

•	changes in laws and regulations applicable to our business;
•	our inability to protect our trademarks or other intellectual property rights;

•	our limited operating history as a standalone company;

•	fluctuations in energy costs;

•	changes in taxation requirements or the results of tax audits;

•	claims made against us resulting in litigation;

•	our substantial indebtedness and lease obligations;

•	restrictions imposed by our indebtedness on our current and future operations;

•	increased costs as a result of being a public company; and

•	our failure to maintain adequate internal controls.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We estimate based upon an assumed initial public offering price of $19.00 per share, the midpoint of the range set forth on the cover of this prospectus, we will receive net proceeds from the offering of approximately $186.5 million, after deducting underwriting discounts and commissions but before deducting $4.0 million of estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including any shares sold by the selling stockholders in connection with the exercise of the underwriters’ option to purchase additional shares.

We intend to use the net proceeds from this offering to prepay all of the Term B Loans outstanding under the Topco credit facility, to pay accrued and unpaid interest and prepayment penalties and to pay other fees and expenses incurred in connection with this offering, including payments to Golden Gate and Limited Brands. See “Certain Relationships and Related Party Transactions.” We will use any remaining net proceeds from this offering for general corporate purposes.

The following table summarizes the estimated sources and uses of funds in connection with the offering.

Sources of funds:	Amount	Uses of funds	Amount
Net proceeds to us	$186.5	Prepayment of Term B Loans(1)	$164.5

		Payments to Golden Gate and Limited Brands(2)	13.3
		Other fees and expenses	4.0
		General corporate purposes	4.7

Total sources of funds	$186.5	Total uses of funds	$186.5

(1)	Includes $150.0 million aggregate principal amount ($147.5 million net of unamortized original issue discount) outstanding of Term B Loans, accrued and unpaid interest of $5.5 million as of May 11, 2010 and a prepayment penalty of $9.0 million. A pro rata portion of this amount will be paid to each of GGC Unlevered Credit Opportunities, LLC, an investment fund managed by Golden Gate, and another affiliate of Golden Gate, each in their capacity as a lender of $50.0 million and $8.3 million of the principal amount of Term B Loans, respectively. Accrued and unpaid interest on the Term B Loans as of January 30, 2010 was $10.2 million and was paid on February 1, 2010.

(2)	Includes payments of $10.0 million to Golden Gate to terminate the Advisory Agreement and $3.3 million to Limited Brands to terminate its advisory arrangement in the LLC Agreement.

As of January 30, 2010, we had $150.0 million aggregate principal amount of indebtedness outstanding ($147.4 million net of unamortized original issue discount) under the Term B Loans and $150.0 million aggregate principal amount of indebtedness outstanding ($147.5 million net of unamortized original issue discount) under the Term C Loans under our Topco credit facility. On March 5, 2010, in connection with the 2010 Refinancing Transactions, we prepaid all of the Term C Loans. The Term B Loans have a maturity date of June 26, 2015. Borrowings under our Term B Loans bear interest at a rate of 13.5% per annum and we expect to incur a prepayment penalty associated with the prepayment of the Term B Loans. See “Description of Certain Indebtedness.” GGC Unlevered Credit Opportunities, LLC, an investment fund managed by Golden Gate, and another affiliate of Golden Gate are lenders under the Topco credit facility and hold $50.0 million and $8.3 million in principal amount of Term B Loans, respectively. Upon prepayment of the Term B Loans with the net proceeds to us from this offering, all amounts outstanding under the Topco credit facility will have been repaid and that facility will be terminated.

A $1.00 increase or decrease in the assumed initial public offering price of $19.00 per share would increase or decrease the net proceeds we receive from this offering by approximately $9.8 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Description of Certain Indebtedness.” Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant.

Pursuant to our limited liability company agreement, we paid cash distributions to our equity holders to fund their tax obligations in respect of their equity interests on March 25, 2008, April 18, 2008, December 22, 2009, January 26, 2010 and May 4, 2010 in aggregate amounts of $26.0 million, $7.6 million, $15.0 million, $18.0 million and $31.0 million, respectively. See “Certain Relationships and Related Party Transactions—LLC Agreement.” In addition, in April 2008 we made a distribution to our equity holders in an aggregate amount of $168.0 million, in July 2008 we made a distribution to our equity holders in an aggregate amount of $289.5 million and in March 2010, in connection with the 2010 Refinancing Transactions, we made a distribution to our equity holders in an aggregate amount of $230.0 million. As of May 4, 2010 Golden Gate had been paid an aggregate of $577.8 million in these distributions, including distributions for taxes.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of January 30, 2010 on:

•	an actual basis;

•	a pro forma basis to give effect to the following:

•	the 2010 Refinancing Transactions as described under the section entitled “Prospectus Summary—Recent Developments;”

•	the Reorganization as described under the section entitled “Prospectus Summary—Reorganization as a Corporation;”

•

the use of $199.5 million of the proceeds to us in this offering from the sale of 10.5 million shares to prepay all of the Term B Loans plus accrued and unpaid interest and prepayment penalties in connection with the prepayment of the Term B Loans and to pay fees and expenses incurred in connection with this offering, including underwriters discounts and payments to Golden Gate and Limited Brands.

•	on a pro forma as adjusted basis to give effect to the use of any remaining proceeds of this offering for general corporate purposes.

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Historical Consolidated Financial and Operating Data,” “Unaudited Pro Forma Condensed Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of January 30, 2010
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited) (dollars in thousands, except per share data)
Cash and cash equivalents(2)	$234,404	$86,139	$86,139

Debt, including current portion:
Opco long-term liabilities:
Opco revolving credit facility(2)	$—	$—	$—
Opco term loan	121,875	121,875	121,875
8¾% Senior Notes due 2018	—	246,497	246,497
Topco long-term liabilities:
Term B Loans(3)	147,437	—	—
Term C Loans(3)	147,451	—	—

Total long term debt, including current portion	416,763	368,372	368,372
Members’ interests/stockholders’ equity:
Members’ Units	141,214	—	—
Common stock, $0.01 par value per share, authorized; 88.7 million shares issued and outstanding, on a pro forma basis; 88.7 million shares issued and outstanding, on a pro forma as adjusted basis	—	887	887
Additional paid-in capital	—	125,650	125,650
Retained earnings (accumulated deficit)	5,872	(17,544)	(17,544)
Notes receivable	(5,633)	—	—

Total members’ interests/stockholders’ equity	141,453	108,993	108,993

Total capitalization	$558,216	$477,365	$477,365

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $19.00 per share, the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the net proceeds from this offering available to us to prepay the Term B Loans and correspondingly increase or decrease the amount of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $9.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. See “Use of Proceeds.”
(2)	As of April 3, 2010, we had $56.7 million of cash and cash equivalents, $139.6 million of availability and no borrowings outstanding under the Opco revolving credit facility. Accrued and unpaid interest of $10.2 million outstanding on our Term B Loans as of January 30, 2010 was paid on February 1, 2010, and we estimate that as of May 11, 2010 we will have $5.5 million of accrued and unpaid interest outstanding under our Term B Loans.
(3)	GGC Unlevered Credit Opportunities, LLC, an investment fund managed by Golden Gate, is a lender under the Topco credit facility and holds $50.0 million in principal amount of Term B Loans and held $50.0 million in the principal amount of Term C Loans which were prepaid on March 5, 2010 in connection with the 2010 Refinancing Transactions. A separate affiliate of Golden Gate purchased an additional $8.3 million of principal amount of Term B Loans on April 8, 2010. See “Certain Relationships and Related Party Transactions.” As of January 30, 2010, the principal balances of the Term B Loans and Term C Loans reflect $2.6 million and $2.5 million, respectively, of unamortized original issue discount.

The information set forth above excludes 1,315,500 shares of our common stock issuable upon the exercise of options to be issued in connection with this offering and 12,500 shares of our common stock subject to restricted stock units that we expect to grant in connection with this offering, as well as 13,672,000 shares of common stock that will remain as reserved for future issuance under our 2010 Incentive Compensation Plan following this option grant and restricted stock unit issuance.

DILUTION

Our pro forma net tangible book value as of January 30, 2010, before giving effect to the sale by us of 10.5 million shares of common stock offered in this offering, but after giving effect to the 2010 Refinancing Transactions and assuming the completion of the Reorganization, was approximately $(269.9) million, or approximately $(3.47) per share. Pro forma net tangible book value (deficit) per share represents the amount of our total tangible assets less the amount of our total liabilities, divided by the number of shares of common stock outstanding at January 30, 2010, prior to the sale by us of 10.5 million shares of common stock offered in this offering, but after giving effect to the 2010 Refinancing Transactions and assuming the completion of the Reorganization. Dilution in pro forma net tangible book value (deficit) per share represents the difference between the amount per share paid by investors in this offering and the net tangible book value (deficit) per share of our common stock outstanding immediately after this offering.

After giving effect to the completion of the 2010 Refinancing Transactions, the Reorganization and the sale by us of 10.5 million shares of common stock in this offering, based upon an assumed initial public offering price of $19.00 per share, the midpoint of the range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions, a non-cash charge for the early extinguishment of debt and estimated expenses payable by us in connection with this offering, our pro forma as adjusted net tangible book value as of January 30, 2010 would have been approximately $(97.8) million, or $(1.11) per share of common stock. This represents an immediate increase in pro forma net tangible book value of $2.36 per share to existing stockholders and immediate dilution of $20.11 per share to new investors purchasing shares of common stock in this offering at the initial public offering price.

The following table illustrates this dilution in pro forma as adjusted net tangible book value to new investors:

Assumed initial public offering price per share		$19.00
Pro forma net tangible book value per share as of January 30, 2010 (after giving effect to the 2010 Refinancing Transactions and Reorganization)	$(3.47)
Increase in pro forma tangible book value per share to existing shareholders attributable to this offering	2.36

Pro forma net tangible book value per share as of January 30, 2010 (after giving effect to the 2010 Refinancing Transactions, the Reorganization and this offering)		(1.11)

Dilution per share to new investors		$20.11

The following table summarizes, as of January 30, 2010, on a pro forma as adjusted basis, the number of shares of our common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid to us by existing stockholders, which has been determined without regard to any distributions on, or accretion of liquidation value of, our limited liability company interests prior to the Reorganization including in the case of Golden Gate, who purchased their equity interests in us for $484.9 million, and to be paid by new investors purchasing shares of our common stock from us in this offering. Our existing equity holders have received an aggregate of $687.6 million of distributions (excluding distributions in respect of taxes incurred by our equity holders as a result of our partnership status) from us since the Golden Gate Acquisition, of which $507.0 million was distributed to Golden Gate. The table assumes an initial public offering price of $19.00 per share, the midpoint of the range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders	77.7	88%	$657.8	77%	$8.47
New investors	10.5	12	199.5	23	19.00

Total	88.2	100%	$857.3	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $19.00 per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering by $9.8 million, or increase (decrease) the percent of total consideration paid by investors participating in this offering by 5%, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The sale of 5.5 million shares of common stock to be sold by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to 72.2 million, or 82% of the total shares outstanding, and will increase the number of shares held by investors participating in this offering to 16.0 million, or 18% of the total shares outstanding. In addition, if the underwriters’ option to purchase additional shares is exercised in full, the number of shares of common stock held by existing stockholders will be further reduced to 69.8 million, or 79% of the total number of shares of common stock to be outstanding upon the closing of this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to 18.4 million shares or 21% of the total number of shares of common stock to be outstanding upon the closing of this offering.

The tables and calculations above are based on 88.2 million shares of common stock issued and outstanding as of January 30, 2010, on a pro forma basis to give effect to the 2010 Refinancing Transactions and the Reorganization, and excludes 529,499 restricted stock units subject to vesting, 1,315,500 shares of our common stock issuable upon the exercise of options and 12,500 shares of common stock subject to restricted stock units that we expect to grant in connection with this offering, as well as 13,672,000 remaining shares of common stock reserved for issuance under our 2010 Incentive Compensation Plan, which we plan to adopt in connection with this offering.

To the extent that any outstanding options are exercised, new investors will experience further dilution.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma condensed consolidated data sets forth our unaudited pro forma and historical consolidated statement of operations for the year ended January 30, 2010 and our unaudited pro forma balance sheet at January 30, 2010. Such information is based on the audited consolidated financial statements of Express Parent appearing elsewhere in this prospectus.

The unaudited pro forma condensed consolidated balance sheet at January 30, 2010, and the unaudited pro forma condensed consolidated statement of operations for the year ended January 30, 2010, give effect to the following as if each had occurred on January 30, 2010 for the unaudited pro forma condensed consolidated balance sheet and on February 1, 2009 for the unaudited pro forma condensed consolidated statement of operations:

•

2010 Refinancing Transactions. On March 5, 2010, we issued, in a private placement, $250.0 million of 8¾% Senior Notes due 2018 at an offering price of 98.599% of the face value of the Senior Notes. An affiliate of Golden Gate purchased $50.0 million of the Senior Notes in the offering. The proceeds from the Senior Notes of $246.5 million, together with cash on hand of $153.8 million, were used to (1) prepay all of the Term C Loans outstanding under the Topco credit facility of our wholly-owned subsidiary, Express Topco, and to pay accrued and unpaid interest and prepayment penalties in an aggregate amount equal to $154.9 million, (2) make a distribution to the equity holders of Express Parent in an aggregate amount equal to $230.0 million and (3) pay related transaction fees and expenses, including discounts and commissions to the initial purchasers of the Senior Notes, in an aggregate amount equal to $15.4 million.

•

Reorganization. We are currently a Delaware limited liability company. Immediately after our registration statement for this offering is declared effective, and prior to the sale of any of our shares of common stock, we will convert into a Delaware corporation and change our name from Express Parent LLC to Express, Inc. Upon the conversion, all of our outstanding Class L Common Units, Class A Common Units and Class C Common Units will automatically be converted into shares of our common stock based on their relative rights as set forth in our LLC Agreement. Upon the conversion, all of our outstanding Class L Common Units, Class A Common Units and Class C Common Units will automatically be converted into shares of common stock of Express, Inc.

Prior to our registration statement being declared effective, (1) EIC, the holding company that holds 67.3% of the equity interests in us on behalf of certain investment funds managed by Golden Gate and (2) the Management Holding Companies that directly or indirectly hold 6.1% of the equity interests in us will be merged with and into us. EIC does not have any independent operations or any significant assets or liabilities and does not comprise a business. Accordingly, this legal merger represents in substance a reorganization and transfer of EIC’s income tax payables or receivables between entities under common control. Accordingly, for financial reporting purposes, the transaction will be reflected as a contribution of certain of EIC’s income tax payables or receivables to us, in exchange for a net receivable or payable of equal amount with an affiliate of Golden Gate. In connection with the conversion and these mergers, Golden Gate (indirectly through a limited liability company) and certain members of our management will receive, in exchange for their equity interests in the entities being merged into us, the number of shares of our common stock that they would have held had they held our equity interests directly.

•

Initial Public Offering. The issuance of 10.5 million shares of common stock in this offering at a price equal to $19.00 per share, the midpoint of the price range set forth on the cover of this prospectus, and the use of proceeds to (1) prepay all of the Term B Loans outstanding under the Topco credit facility and to pay accrued and unpaid interest and prepayment penalties in an aggregate amount equal to approximately $169.2 million (accrued and unpaid interest of $10.2 million as of January 30, 2010 was paid on February 1, 2010) and (2) pay related transaction fees and expenses, including the underwriters’ discounts and commissions, in an aggregate amount equal to approximately $30.3 million.

The unaudited pro forma condensed consolidated statement of operations does not reflect the following items due to their non-recurring nature: (1) transaction fees and related expenses payable to Golden Gate pursuant to our Advisory Agreement with them of $2.7 million related to the issuance of our Senior Notes and a fee to terminate this Advisory Agreement in the amount of $10.0 million, (2) a fee payable to Limited Brands of $3.3 million to terminate its advisory fee arrangement in the LLC Agreement, (3) the recognition of a net deferred tax asset of approximately $35.4 million upon our change in tax status, (4) the payment of prepayment penalties of $12.0 million and write-off of deferred financing costs of $3.3 million related to the prepayments of our Topco credit facility and (5) stock based compensation of $1.5 million due to accelerated vesting of certain A and C units. See “Certain Relationships and Related Party Transactions.”

The unaudited pro forma adjustments are based on available information and certain assumptions that we believe are reasonable. The unaudited pro forma condensed consolidated financial information was prepared on a basis consistent with that used in preparing our audited consolidated financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of our financial position and results of operations for the unaudited periods.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the sections of this prospectus entitled “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical consolidated financial statements and related notes thereto included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial information is for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that we would have reported had the structuring transactions and this offering been completed on the dates indicated and should not be taken as representative of our future consolidated results of operations or financial position.

EXPRESS PARENT LLC

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AT JANUARY 30, 2010

	Historical	Pro Forma Adjustments						Pro Forma
		2010 Refinancing Transactions		Reorganization		Initial Public Offering
	(unaudited)
	(dollars in thousands)
Assets
Current assets
Cash and cash equivalents	$234,404	$(153,898)	(A)	$—		$5,633	(J)	$86,139
Receivables, net	4,377	—		—		—		4,377
Inventories	171,704	—		—		—		171,704
Prepaid minimum rent	20,874	—		—		—		20,874
Other	5,289	—		12,451	(G)	10,483	(K)	28,223

Total current assets	436,648	(153,898)		12,451		16,116		311,317

Property and equipment, net	215,237	—		—		—		215,237
Tradename/domain name	197,414	—		—		—		197,414
Other assets	20,255	7,621	(B)	22,925	(G)	(1,642)	(L)	49,159

Total assets	$869,554	$(146,277)		$35,376		$14,474		$773,127

Liabilities and equity
Current liabilities
Accounts payable	$61,093	$—		$—		$—		$61,093
Deferred revenue	22,247	—		—		—		22,247
Accrued bonus	22,541	—		—		—		22,541
Accrued expenses	73,576	(5,423)	(C)	—		(10,153)	(M)	58,000
Accounts payable and accrued expenses—related parties	89,831	—		—		—		89,831

Total current liabilities	269,288	(5,423)		—		(10,153)		253,712

Long-term debt	415,513	(147,451)	(C)	—		(147,437)	(M)	367,122
		246,497	(D)	—		—
Other long-term liabilities	43,300	—		—		—		43,300

Total liabilities	728,101	93,623		—		(157,590)		664,134

Members’ interests	141,214	(141,214)	(E)	—		—		—
Common stock	—	—		782	(H)	105	(N)	887
Additional paid-in capital	—	—		(782)	(H)	182,381	(N)	125,650
				35,376	(G)	1,489	(O)
				(92,814)	(I)
Retained earnings (accumulated deficit)	5,872	(1,651)	(B)	92,814	(I)	(1,642)	(L)	(17,544)
		(5,549)	(C)	—		(11,563)	(M)
		(88,786)	(E)	—		(13,333)	(P)
		(2,700)	(F)	—		(1,489)	(O)
		—		—		10,483	(K)
		—		—
Notes receivable	(5,633)	—		—		5,633	(J)	—

Total equity	141,453	(239,900)		35,376		172,064		108,993

Total liabilities and equity	$869,554	$(146,277)		$35,376		$14,474		$773,127

EXPRESS PARENT LLC

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JANUARY 30, 2010

	Express Parent LLC	Pro Forma Adjustments							Pro Forma
		2010 Refinancing Transactions		Reorganization			Initial Public Offering
	(unaudited)
	(dollars and units in thousands, except per unit and per share data)
Net sales	$1,721,066	$—		$—			$—		$1,721,066
Cost of goods sold, buying and occupancy costs	1,175,088	—		—			—		1,175,088

Gross profit	545,978	—		—			—		545,978
General, administrative, and store operating expenses	409,198	—		—			—		409,198
Other operating expense, net	9,943	—		—			(9,427)	(T)	516

Operating income	126,837	—		—			9,427		136,264
Interest expense	53,222	3,801	(Q)	—			(20,730)	(U)	36,293
Interest income	(484)	—		—			265	(J)	(219)
Other income, net	(2,444)	—		—			—		(2,444)

Income before income taxes	76,543	(3,801)		—			29,892		102,634
Provision for income taxes	1,236	—		26,908	(R	)	11,807	(R)	39,951

Net income	$75,307	$(3,801)		$(26,908)			$18,085		$62,683

Class L:
Basic and diluted net income per unit	$0.74
Basic and diluted weighted average units outstanding	101,742

Class A:
Basic and diluted net income per unit	$—
Basic weighted average units outstanding	3,630
Diluted weighted average units outstanding	6,584

Class C:
Basic and diluted net income per unit	$—
Basic weighted average units outstanding	1,816
Diluted weighted average units outstanding	3,087

Pro forma net income per share (S)
Basic									$0.73
Diluted									0.72

Pro forma weighted average shares outstanding (S)
Basic									86,302
Diluted									86,945

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

A. Reflects the following adjustments to cash and cash equivalents:

Prepayment of Topco Term C Loans (see footnote C)	$(158.4)
Issuance of Senior Notes net of original issue discount (see footnote D)	246.5
Distribution to equity holders (see footnote E)	(230.0)
Other (see footnotes B and F)	(12.0)

Total change in cash and cash equivalents	$(153.9)

B. Represents the net effect of the write-off of deferred debt financing costs associated with the Term C Loans under the Topco credit facility of $1.7 million, capitalization of debt financing costs associated with the issuance of the Senior Notes of $7.4 million and amendment fees and related expenses associated with the amendment of our existing credit facilities of $1.8 million for a total of $7.6 million.

C. Represents the prepayment of the $150.0 million principal amount of the Term C Loans under the Topco credit facility, the recognition of $2.5 million of unamortized original issue discount, payment of the prepayment penalty of $3.0 million and payment of accrued and unpaid interest of $5.4 million as of January 30, 2010. Accrued and unpaid interest was paid in full on February 1, 2010 as required by the credit agreement governing the Term C Loans under our Topco credit facility.

D. Represents the issuance of $250.0 million of Senior Notes net of the $3.5 million of original issue discount.

E. Represents the distribution to equity holders of $230.0 million out of proceeds from the issuance of the Senior Notes and cash on hand.

F. Reflects fees and expenses paid to Golden Gate in connection with the 2010 Refinancing Transaction as required by the Advisory Agreement.

G. Reflects adjustments to deferred income tax assets and liabilities in connection with the Reorganization. The deferred tax balances are primarily associated with timing differences between IRS tax regulations and GAAP financial accounting.

The Reorganization, for tax purposes, is deemed a contribution by Express Parent LLC of its assets and liabilities to Express, Inc., followed by the liquidation of Express Parent LLC. The Reorganization will result in a taxable gain to the partners which will correspondingly increase the tax basis in the assets acquired by Express, Inc. in the Reorganization. The tax basis of our assets and liabilities after the Reorganization will reflect the 75% step-up in the assets and liabilities acquired in the Golden Gate Acquisition and certain gains resulting from the Reorganization. As a result we will record a net deferred tax asset of approximately $ 35.0 million and a one-time, non-cash tax benefit of approximately $35.4 million. In addition, the merger of EIC with and into us may result in the transfer of certain of EIC’s income tax payables and receivables to us; however, as the parties will fund these liabilities prior to the merger, it is expected that such balances will not be material.

H. Represents the conversion of member units to common stock.

I. Represents a reclassification of historic accumulated deficit to additional paid-in capital due to the Reorganization.

J. Represents the repayment in full by each member of management, effective as of February 9, 2010, of loans made to management participants in our equity incentive plan in conjunction with their 2007 purchase of Class L Common Units, and elimination of interest income associated with these loans.

K. Represents the tax effect of the pro forma balance sheet adjustments at an assumed applicable tax rate of 39.5% which represents a federal statutory rate of 35% and a state statutory rate of 4.5%.

L. Represents the effect of the write-off of deferred debt financing costs associated with the Term B Loans under the Topco credit facility.

M. Represents the prepayment of the $150.0 million principal amount of the Term B Loans under the Topco credit facility, the recognition of $2.6 million of unamortized original issue discount, payment of the prepayment penalty of $9.0 million and payment of accrued and unpaid interest of $10.2 million as of January 30, 2010.

Accrued and unpaid interest was paid in full on February 1, 2010 as required by the credit agreement governing the Term B Loans under our Topco credit facility.

N. Represents the sale of shares of our common stock in this offering, the net proceeds of which will be used to prepay of all of the Term B Loans outstanding under our Topco credit facility plus accrued and unpaid interest and prepayment penalties in connection with the prepayment of the Term B Loans, to pay a fee to terminate the Golden Gate Advisory Agreement, to pay a fee to terminate Limited Brands’ advisory fee arrangement under the LLC Agreement, to pay fees and expenses in connection with this offering and for general corporate purposes, assuming an initial public offering price of $19.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

O. Represents the acceleration of certain A and C units upon completion of this offering.

P. Reflects fees and expenses paid to Golden Gate required by the Advisory Agreement, a fee to terminate the Advisory Agreement payable to Golden Gate and a fee to terminate Limited Brands’s advisory fee arrangement under the LLC Agreement.

Q. Gives effect to (1) the prepayment of $150.0 million in outstanding Term C Loans under our existing Topco credit facility, (2) the issuance of the Senior Notes and (3) the increase in interest rates resulting from the amendment of our existing Opco term loan and Opco revolving credit facility in connection with the 2010 Refinancing Transactions.

Year Ended January 30, 2010
Elimination of net interest expense on Term C Loans	$(22.2)
Net interest expense on Senior Notes	22.8
Increase in net interest expense associated with amending existing credit facilities	3.2

Total adjustment	$3.8

R. As a limited liability company we were subject to taxes only in certain state and local tax jurisdictions. This adjustment represents our conversion to a corporation subject to federal tax obligations reflecting an effective tax rate of 38.71% and the tax effect of the pro forma adjustments at an assumed applicable tax rate of 39.5% which represents a federal statutory rate of 35% and a state statutory rate of 4.5%.

S. Represents the conversion of all of our outstanding Class L Common Units, Class A Common Units and Class C Common Units into shares of our common stock based on the equity value for our company based on an assumed initial public offering price of $19.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the issuance of shares of our common stock in this offering, the net proceeds of which will be used to prepay of all of the Term B Loans outstanding under our Topco credit facility plus accrued and unpaid interest and prepayment penalties in connection with the prepayment of the Term B Loans, to pay a fee to terminate the Golden Gate Advisory Agreement, to pay a fee to terminate Limited Brands’ advisory fee arrangement under the LLC Agreement, to pay fees and expenses in connection with this offering and for general corporate purposes, assuming an initial public offering price of $19.00 per share, the midpoint of the price range set forth on the cover of this prospectus.

T. In connection with this offering, our Advisory Agreement with Golden Gate and our advisory fee arrangement with Limited Brands under the LLC Agreement will terminate. Other operating expense, net has been adjusted to reflect the elimination of the annual management fees payable to Golden Gate and Limited Brands pursuant to our Advisory Agreement and the LLC Agreement, respectively.

U. Represents elimination of interest expense on the Term B Loans under the Topco credit facility due to its full prepayment.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables set forth our selected historical consolidated financial and operating data as of the dates and for the periods indicated. We have derived the selected historical consolidated financial and operating data for the period ended July 6, 2007 and as of and for the fiscal period ended February 2, 2008 from our consolidated financial statements as of and for such fiscal periods, which were audited by Ernst & Young LLP, an independent registered public accounting firm. We have derived the selected historical consolidated financial and operating data as of and for the fiscal year ended February 3, 2007 from our audited consolidated financial statements, which are not included in this prospectus. We have derived the selected unaudited historical consolidated financial and operating data as of and for the year ended January 28, 2006, from our unaudited consolidated financial statements for such year, which include all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations for such year. We have derived the selected historical consolidated financial and operating data as of and for the fiscal years ended January 31, 2009 and January 30, 2010 from our consolidated financial statements as of and for such fiscal year, which were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Our audited consolidated financial statements as of January 31, 2009 and January 30, 2010 and for the fiscal years or periods, as applicable, ended July 6, 2007, February 2, 2008, January 31, 2009 and January 30, 2010 have been included in this prospectus.

On July 6, 2007, investment funds managed by Golden Gate acquired 75% of the interest in our business from Limited Brands. As a result of the Golden Gate Acquisition, a new basis of accounting was created beginning July 7, 2007 for the Successor periods ending after such date. Prior to the Golden Gate Acquisition, our consolidated financial statements were prepared on a carve-out basis from Limited Brands. The carve-out consolidated financial statements include allocations of certain costs of Limited Brands. In the Successor periods we no longer incur these allocated costs, but do incur certain expenses as a standalone company for similar functions, including for certain support services provided by Limited Brands under the Limited Brands Transition Services Agreements, which is discussed further in the section entitled “Certain Relationships and Related Party Transactions.” These allocated costs were based upon various assumptions and estimates and actual results may differ from these allocated costs, assumptions and estimates. Accordingly, the carve-out consolidated financial statements may not be a comparable presentation of our financial position or results of operations as if we had operated as a standalone entity during the Predecessor periods. See “Risk Factors—We have a limited operating history as a standalone company, which may make it difficult to compare our current operating results to prior periods.”

The selected historical consolidated data presented below should be read in conjunction with the sections entitled “Risk Factors,” “Unaudited Pro Forma Condensed Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and related notes thereto and other financial data included elsewhere in this prospectus.

	Predecessor			Successor
	Year Ended		February 4, 2007 through July 6, 2007	July 7, 2007 through February 2, 2008	Year Ended
	January 28, 2006	February 3, 2007			January 31, 2009	January 30, 2010
	(unaudited)
	(dollars in thousands, excluding net sales per gross square foot data)
Statement of Operations Data:
Net sales	$1,793,963	$1,748,873	$659,019	$1,137,327	$1,737,010	$1,721,066
Cost of goods sold, buying and occupancy costs	1,435,343	1,254,762	451,514	890,063	1,280,018	1,175,088

Gross profit	358,620	494,111	207,505	247,264	456,992	545,978
General, administrative, and store operating expenses	461,847	470,117	170,100	275,150	447,071	409,198

Other operating expense, net	—	—	302	5,526	6,007	9,943

Operating (loss) income	(103,227)	23,994	37,103	(33,412)	3,914	126,837
Interest expense	—	—	—	6,978	36,531	53,222
Interest income	—	—	—	(5,190)	(3,527)	(484)
Other expense (income), net	—	—	—	4,712	(300)	(2,444)

Income (loss) before income taxes	(103,227)	23,994	37,103	(39,912)	(28,790)	76,543
Provision for income taxes	(41,154)	6,525	7,161	487	246	1,236

Net (loss) income	$(62,073)	$17,469	$29,942	$(40,399)	$(29,036)	$75,307

Pro forma net income per share(1)
Basic						$0.73
Diluted						$0.72
Pro forma weighted average shares(1)
Basic						86,302
Diluted						88,945
Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$39,040	$84,913	$45,912	$282,192	$35,234	$200,721
Investing activities	(72,184)	(53,867)	(22,888)	(15,258)	(51,801)	(26,873)
Financing activities	32,636	(24,130)	(29,939)	39,361	(127,347)	(115,559)
Other Financial and Operating Data:
Comparable store sales change(2)	(8)%	(1)%	6%	12%	(3)%	(6)%
Net sales per gross square foot(3)	$263	$282	$118	$213	$337	$321
Total gross square feet (in thousands) (average)	6,822	6,195	5,604	5,348	5,060	5,033
Number of stores (at period end)	743	658	622	587	581	573
Capital expenditures	72,184	53,867	22,888	15,258	50,551	26,853
Balance Sheet Data (at period end):
Cash and cash equivalents	$13,733	$20,649	$—	$320,029	$176,115	$234,404
Working capital (excluding cash and cash equivalents)(4)	60,253	60,455	—	(63,308)	(28,317)	(65,794)
Total assets	483,346	479,184	—	1,025,817	860,413	869,554
Total debt (including current portion)	—	—	—	124,375	498,478	416,763
Total members’ equity	270,855	265,849	—	615,290	97,099	141,453

(1)	Unaudited pro forma net income (loss) per share gives effect to the 2010 Refinancing Transactions and the Reorganization and also includes 10.5 million shares expected to be issued in this offering, whose proceeds will be used to prepay all of the Term B Loans, plus accrued and unpaid interest and prepayment penalties. See “Unaudited Pro Forma Condensed Consolidated Financial Data.”
(2)	Comparable store sales have been calculated based upon stores that were open at least thirteen full fiscal months as of the end of the reporting period. For the year ended February 3, 2007, which was a fifty-three week year, sales from the fifty-third week were excluded from the calculation to present comparable periods.
(3)	Net sales per gross square foot is calculated by dividing net sales for the applicable period by the average gross square footage during such period. For the purpose of calculating net sales per gross square foot, e-commerce sales and other revenues are excluded from net sales.
(4)	Working capital is defined as current assets, less cash and cash equivalents, less current liabilities excluding the current portion of long-term debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the section entitled “Risk Factors.”

Overview

Express is the sixth largest specialty retail apparel brand in the United States. With 30 years of experience offering a distinct combination of style and quality at an attractive value, we believe we are a core shopping destination for our customers and that we have developed strong brand awareness and credibility with them. We target an attractive and growing demographic of women and men between 20 and 30 years old. We offer our customers an edited assortment of fashionable apparel and accessories to address fashion needs across multiple aspects of their lifestyles, including work, casual and going-out occasions. Since we became an independent company in 2007, we have made several significant changes to our business model, including completing the conversion of our stores to a dual-gender format, re-designing our go-to-market strategy and launching our e-commerce platform, all of which we believe have improved our operating profits and positioned us well for future growth and profitability.

As of January 30, 2010, we operated 573 stores. Our stores are located primarily in high-traffic shopping malls, lifestyle centers and street locations across the United States, and average approximately 8,700 square feet. We also sell our products through our e-commerce website, express.com. Our stores and website are designed to create an exciting shopping environment that reflects the sexy, sophisticated and social brand image that we seek to project. Our product offering includes both women’s and men’s apparel and accessories, of which women’s represented 67% of our net sales and men’s represented 33% of our net sales during fiscal 2009. Our product assortment is a mix of core styles balanced with the latest fashions, a combination we believe our customers look for and value from our brand. For fiscal 2009, we generated net sales, net income and Adjusted EBITDA of $1,721.1, $75.3 and $229.8 million, respectively. Our Adjusted EBITDA increased 168% from $85.9 million in fiscal 2006 to $229.8 million in fiscal 2009. See “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Operating Data” for a discussion of Adjusted EBITDA, an accompanying presentation of the most directly comparable GAAP financial measure and a reconciliation of the differences between Adjusted EBITDA and the most directly comparable GAAP financial measure, net income.

Factors Affecting Our Operating Results

Various factors affect our operating results during each period, including:

Overall Economic Trends. Consumer purchases of clothing generally remain constant or may increase during stable economic periods and decline during recessionary periods and other periods when disposable income is adversely affected. As a result, our results of operations during any given period are often impacted by the overall economic conditions in the markets in which we operate. According to the Bureau of Economic Analysis, during 2008, apparel expenditures in the United States decreased by 1% compared to 2007, and by 4% in 2009 compared to 2008, in each case primarily as a result of the global economic recession, in which the United States economy was significantly adversely affected by increased unemployment levels, high levels of consumer debt, reductions in net worth based on recent severe market declines, significant declines in residential real estate and mortgage markets and the resulting significant declines in consumer confidence. Similarly, primarily as a result of the overall decline in consumer spending due to the economic recession, our net sales decreased by 3.3% in fiscal 2008 compared to pro forma 2007 and decreased by 1% in fiscal 2009 compared to fiscal 2008.

Consumer Preferences and Fashion Trends. Our ability to maintain our appeal to our existing customers and to attract new customers depends on our ability to anticipate fashion trends. Periods in which we have successfully anticipated fashion trends generally have had more favorable results. If we misjudge the market for our products, we may be faced with significant excess inventories for some products and be required to mark down those products in order to sell them or we may be required to discard those products, either of which would impact our gross profit. In recent periods we have redesigned our go-to-market strategy by focusing on early season testing and managing timing on purchases and production to reduce our exposure to changes in specific styles, which we believe has led to higher product margins from reduced markdowns and lower inventory risk.

Competition. The retail industry is highly competitive, and retailers compete based on a variety of factors, including design, quality, price and customer service. Levels of competition and the ability of our competitors to more accurately predict fashion trends and otherwise attract customers through competitive pricing or other factors impact our results of operations.

Pricing and Changes in Our Merchandise Mix. Our fashion offerings change from period to period, so the prices at which goods are sold and the margins we are able to earn from those goods also change. For example, if an item with a high price and/or a high margin is popular with our customers, then our results will be positively impacted. In fiscal 2009, for instance, our margins were positively impacted by increases in sales in items within our accessories assortment, all of which have high margins. The levels at which we are able to price our merchandise are influenced by a variety of factors, including the quality of the product, cost of production for those products, prices at which our competitors are selling similar items and willingness of our customers to pay for higher priced items. During certain periods we reduce prices or put items on sale if we determine that we need to do so in order to sell inventory before fashion seasons change. For instance, during the third and fourth quarters of 2008, we had disproportionately higher markdowns on excess inventory due to the global economic recession, which resulted in a decrease in our product margins for 2008. In some cases, we have increased prices for specific items if it was supported by customer demand.

The Timing of Our Releases of New Merchandise and Promotional Events. We incur expenditures relating to planning and production when we release new merchandise. If a release is successful, this new merchandise will have a positive impact on our sales until consumer preferences change or until those items are replaced in our stores by new items. Promotional events are intended to generate increased consumer awareness of our products and to increase sales in later periods. These may result in increased expenses in the periods in which the promotions are taking place, with the intent of increasing sales in later periods.

Seasonality. Our business is seasonal. As a result, our net sales fluctuate from quarter to quarter, which often affects the comparability of our results between periods. Net sales are historically higher in the third and fourth fiscal quarters due primarily to early Fall selling patterns and the impact of the holiday season. Generally, the annual sales split is 45% for the Spring season (February through July) and 55% for the Fall season (August through January). Working capital requirements are typically higher in the second and fourth quarters due to inventory-related working capital requirements for holiday and early Fall selling periods.

Changes in Sales Mix Among Sales Channels. Our results of operations may vary according to the amount of products we sell in our stores versus the amount of products we sell through e-commerce. Most of our store operating costs are fixed in the short term, with the exceptions of incentive compensation for our employees and discretionary spending, while our e-commerce operating model has a larger variable cost component and depends in large part on the amount of goods sold. Our sales from e-commerce increased by 231% from 2008 (which reflects sales after we launched our website in July 2008) to 2009, and comprised 1.6% of our net sales in 2008 and 5.3% of our net sales in 2009. As sales from e-commerce continue to increase, we expect our gross margins to be positively affected.

Our Ability to Source and Distribute Products Effectively. Our costs of sales are impacted by our ability to find third parties who can manufacture our products at favorable costs while maintaining the levels of quality that we desire to deliver to our customers. Our costs of distribution are affected by a number of items, such as the cost of fuel and the amount of product being transported though similar distribution networks in the markets in which we operate (which affects our ability to obtain more favorable pricing with our providers).

The Number of Stores We Open, Close and Convert to a Dual-Gender Format in Any Period. During any period in which we are constructing additional stores, we will incur capital expenditures as a result of that expansion. In the past, when we converted stores to a dual-gender format, we incurred capital expenditures. Because our dual-gender store conversion efforts are complete, store conversions are not expected to have a significant impact on our results going forward. The number of stores that we operate in any period will impact our results for that period.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of performance and financial measures. These key measures include net sales and comparable store sales and other individual store performance factors, gross profit and general, administrative and store operating expenses. We also review other metrics such as EBITDA and Adjusted EBITDA.

Net Sales. Net sales reflects our revenues from the sale of our merchandise less returns and discounts, as well as shipping and handling revenue received related to e-commerce and royalties received from our international development agreements.

Comparable Store Sales and Other Individual Store Performance Factors. Comparable store sales have been calculated based upon stores that were open at least thirteen full fiscal months as of the end of the reporting period. A store is not considered a part of the comparable store sales base if the square footage of the store changed by more than 20% due to remodel or relocation activities. As we continue to increase our number of stores, we expect that non-comparable store sales will contribute to our total net sales. We also review sales per gross square foot, average unit retail price, units per transaction, dollars per transaction, traffic and conversion, among other things, in order to evaluate the performance of individual stores. We also review sales per gross square foot on a company-wide basis.

Gross Profit. Gross profit is equal to our net sales minus cost of goods sold, buying and occupancy costs. Gross margin measures gross profit as a percentage of our net sales. Cost of goods sold, buying and occupancy costs includes the direct cost of purchased merchandise, inventory shrinkage, inventory write-downs, inbound freight, all freight costs to get merchandise to our stores, design, buying, allocation and production costs, occupancy costs related to store operations, such as rent and common area maintenance, utilities and depreciation on assets, and all logistics costs associated with our e-commerce business.

Our cost of goods sold, buying and occupancy costs increase in higher volume quarters because we purchase more merchandise for sale. Buying and occupancy costs are largely fixed and do not necessarily increase as volume increases. Changes in the mix of our products, such as changes in the proportion of accessories, which are higher margin, may also impact our overall cost of goods sold, buying and occupancy costs. We review our inventory levels on an ongoing basis in order to identify slow-moving merchandise and generally use markdowns to clear that merchandise. The timing and level of markdowns are driven primarily by customer acceptance of our merchandise. We use a third party vendor to dispose of marked-out-of-stock merchandise which, in turn, is sold to third party discounters. The primary drivers of the costs of individual goods are the raw materials, labor in the countries where we source our merchandise and logistics costs.

General, Administrative, and Store Operating Expenses. General, administrative and store operating expenses include all operating costs not included in cost of goods sold, buying and occupancy costs. These expenses include payroll and other expenses related to operations at our headquarters, store expenses, other than occupancy, and marketing expense, which primarily includes production, mailing and print advertising costs. These expenses generally do not vary proportionally with net sales. As a result, general, administrative and store operating expenses as a percentage of net sales is usually higher in lower volume quarters and lower in higher volume quarters.

Other Operating Expense, net. Other operating expense, net includes advisory fees paid to Golden Gate under the terms of our Advisory Agreement with them and to Limited Brands under the terms of the LLC Agreement. See “Certain Relationships and Related Party Transactions.” Changes in other operating expense, net relates primarily to changes in the advisory fees which are calculated as a percent of Adjusted EBITDA.

Other Factors Affecting Our Results

Certain important factors impacted the results presented in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” including (1) the Golden Gate Acquisition, (2) our transition from a division of Limited Brands to a standalone private company and (3) our tax structure. In the future, our results will be impacted by costs we incur as a public company, our change in tax status as a result of the Reorganization, and the prepayment of our Term C Loans which occurred concurrently with the issuance of our Senior Notes on March 5, 2010.

Purchase Accounting Impact of Golden Gate Acquisition. On July 6, 2007, we were acquired by investment funds managed by Golden Gate through a transaction that was accounted for under SFAS 141, “Business Combinations.” The purchase price was allocated to state our assets and liabilities at fair value. The allocation of the purchase price had the effect of increasing the carrying amount of inventory by $86.9 million, property and equipment by $38.5 million and amortizable intangible assets by $24.5 million. The $86.9 million increase in inventory value had the effect of reducing gross margin during pro forma fiscal 2007 and the 2007 Successor period. We have depreciated the $38.5 million increase in property and equipment over the useful life of each asset, which has had the effect of reducing gross margin in all periods subsequent to the Golden Gate Acquisition in 2007. The $24.5 million increase in amortizable intangible assets is being amortized over the remaining life of each asset and has reduced gross margin in all periods subsequent to the 2007 Golden Gate Acquisition.

Standalone Private and Public Company Costs. During our transition from a division of Limited Brands, a public company, to a standalone private company, we incurred one-time costs related to the establishment of infrastructure associated with information technology, tax, risk management, internal audit, treasury, real estate and benefits administration. Following the completion of this initial public offering, we will incur additional legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with the Sarbanes-Oxley Act as well as other rules implemented by the SEC, and applicable stock exchange rules. We expect these rules and regulations to substantially increase our legal and financial compliance costs and to make certain financial reporting and other activities more time-consuming and costly.

Tax Structure. During the Predecessor periods, taxable income resulting from our operations was included in the consolidated income tax returns of Limited Brands. For the Predecessor period ended February 3, 2007, and through July 6, 2007, we operated as a division of Limited Brands, and reported income taxes on a separate company basis as if we were taxable as a corporation. As part of the Golden Gate Acquisition, Limited Brands, as the legal obligor, has retained income tax liabilities and related income tax contingencies and reserves arising out of our operations for any Predecessor periods.

Since the Golden Gate Acquisition, we have been treated as a partnership for tax purposes and therefore have not been subject to federal and state income tax (subject to exceptions in a limited number of state and local jurisdictions). Instead, our equity holders have been subject to income tax on their distributive share of our earnings and we have made distributions to them to fund their tax obligations.

Prior to the completion of this offering, we intend to reorganize our existing holding company structure. See “Summary—Reorganization as a Corporation.” In connection with the Reorganization, we will elect to be treated as a corporation under Subchapter C of Chapter 1 of the Internal Revenue Code effective May 2, 2010 and we will be subject to federal and state income tax expense. The Reorganization, for tax purposes, is deemed a contribution by Express Parent LLC of its assets and liabilities to Express, Inc., followed by the liquidation of Express Parent LLC. The Reorganization will result in a taxable gain to the partners which will correspondingly increase the inside tax basis in the assets acquired by Express, Inc. in the Reorganization. The tax basis of our assets and liabilities after the Reorganization will reflect the 75% step-up in the assets and liabilities acquired in the Golden Gate Acquisition and certain gains resulting from the Reorganization. As a result we expect to record a net deferred tax asset and one time noncash tax benefit of approximately $35 million.

We expect our effective tax rate will be between 38% and 41% effective May 2, 2010 in connection with the Reorganization. Actual tax payments may differ from such effective tax rate due to timing and permanent differences between book income and taxable income.

The effective tax rate for the twenty-two weeks ended July 6, 2007 was 19.3%. The effective tax rate for the thirty-week period ended February 2, 2008, the fiscal year ended January 31, 2009 and the fiscal year ended January 30, 2010 was 1.2%, 0.9% and 1.6%, respectively. The difference in the effective tax rate for the twenty-two week period ended July 6, 2007 and the United States federal statutory rate of 35% is primarily attributable to the favorable impact of us becoming recognized as a partnership for federal income tax purposes effective May 7, 2007. The difference in the effective tax rate for the periods ended February 2, 2008, January 31, 2009 and fiscal 2009 and the United States federal statutory rate of 35% is primarily attributable to the our status as a partnership for federal income tax purposes.

Refinancing of Term C Loans. On March 5, 2010. Express, LLC and Express Finance Corp., as co-issuers, issued, in a private placement, $250.0 million of 8 3/4% Senior Notes due March 1, 2018 at an offering price of 98.599% of the face value of the Senior Notes. Interest on the Senior Notes is payable on March 1 and September 1 of each year. A portion of the proceeds from the issuance of the Senior Notes was used to prepay all of the 14.5% Term C Loans under the Topco credit facility, plus accrued and unpaid interest and prepayment penalties, in an aggregate amount equal to approximately $154.9 million.

Basis of Presentation and Results of Operations

The following discussion contains references to years 2007, 2008 and 2009, which represent our fiscal years ended February 2, 2008, January 31, 2009 and January 30, 2010, respectively. Our fiscal year ends each year on the Saturday closest to January 31. Fiscal years 2008 and 2007 were fifty-two week accounting periods. Our business was acquired by investment funds managed by Golden Gate on July 6, 2007 and, as such, we have Predecessor and Successor periods in fiscal 2007. The twenty-two week Predecessor period is from February 4, 2007 through July 6, 2007 and is referred to as our “2007 Predecessor period,” and the thirty week Successor period is from July 7, 2007 through February 2, 2008 and is referred to as our “2007 Successor period.”

Due to the Golden Gate Acquisition, the financial statements for all Successor periods are not comparable to that of the Predecessor periods presented in the accompanying table. Prior to the Golden Gate Acquisition, our consolidated financial statements were prepared on a carve-out basis from Limited Brands. The carve-out consolidated financial statements include allocations of certain costs of Limited Brands. In the Successor period we no longer incur these charges, but do incur certain expenses as a standalone company for the same functions, including for certain support services provided by Limited Brands under the Limited Brands Transition Services Agreements. See “Certain Relationships and Related Party Transactions.” These allocations were based upon various assumptions and estimates and actual results may differ from these allocations, assumptions and estimates. Accordingly, the carve-out consolidated financial statements may not be a comparable presentation of our financial position or results of operations as if we had operated as a standalone entity during the Predecessor periods.

Prior to our registration statement being declared effective, (1) EIC, the holding company that holds 67.3% of the equity interests in us on behalf of certain investment funds managed by Golden Gate and (2) the Management Holding Companies that directly or indirectly hold 6.1% of the equity interests in us on behalf of certain members of management, will be merged with and into us. In connection with our conversion to a corporation and these mergers, Golden Gate (indirectly through a limited liability company) and certain members of our management will receive, in exchange for their equity interests in the entities being merged, the number of shares of our common stock that they would have held had they held these equity interests in us directly. EIC does not have any independent operations or any significant assets or liabilities and does not comprise a business. Accordingly, this legal merger represents in substance a reorganization and transfer of EIC’s income tax receivables or payables between entities under common control. Accordingly, for financial reporting purposes, the transaction will be reflected as a contribution of certain of EIC’s income tax payables or receivables to us, in exchange for a net receivable or payable of equal amount with an affiliate of Golden Gate.

The summary unaudited pro forma condensed consolidated financial data for the fiscal year ended February 2, 2008 presented in the table below has been prepared to give effect to the Golden Gate Acquisition as if such transaction had occurred on February 4, 2007. We have presented in the accompanying discussions of our results, comparisons of fiscal 2009 to fiscal 2008 and fiscal 2008 to our 2007 Successor period and pro forma fiscal 2007 results. We believe that presenting the discussion and analysis of the results of operations in this manner promotes the overall usefulness of the comparison given the complexities involved with comparing two significantly different periods. The information contained in the table below should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Predecessor	Successor	Pro Forma	Successor
	Period from February 4, 2007 through July 6, 2007	Period from July 7, 2007 through February 2, 2008	Year Ended
			February 2, 2008	January 31, 2009	January 30, 2010
			(unaudited)
	(dollars in thousands)
Statement of Operations Data:
Net sales	$659,019	$1,137,327	$1,796,346	$1,737,010	$1,721,066
Cost of goods sold, buying and occupancy costs	451,514	890,063	1,352,056	1,280,018	1,175,088

Gross profit	207,505	247,264	444,290	456,992	545,978
General, administrative, and store operating expenses	170,100	275,150	447,352	447,071	409,198
Other operating expense, net	302	5,526	7,488	6,007	9,943

Operating income (loss)	37,103	(33,412)	(10,550)	3,914	126,837
Interest expense	—	6,978	12,064	36,531	53,222
Interest income	—	(5,190)	(5,190)	(3,527)	(484)
Other expense (income), net	—	4,712	4,712	(300)	(2,444)

Income (loss) before income taxes	37,103	(39,912)	(22,136)	(28,790)	76,543
Provision for income taxes	7,161	487	1,583	246	1,236

Net income (loss)	$29,942	$(40,399)	$(23,719)	$(29,036)	$75,307

The following table sets forth, for the periods presented, our consolidated statements of operations as a percentage of total revenues.

	Predecessor	Successor	Pro Forma	Successor
	Period from February 4, 2007 through July 6, 2007	Period from July 7, 2007 through February 2, 2008	Year Ended
			February 2, 2008	January 31, 2009	January 30, 2010
			(unaudited)
Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold, buying and occupancy costs	68.5%	78.3%	75.3%	73.7%	68.3%

Gross profit	31.5%	21.7%	24.7%	26.3%	31.7%
General, administrative, and store operating expenses	25.8%	24.2%	24.9%	25.7%	23.8%
Other operating expense, net	0.0%	0.5%	0.4%	0.3%	0.6%

Operating income (loss)	5.6%	(2.9)%	(0.6)%	0.2%	7.4%
Interest expense	—	0.6%	0.7%	2.1%	3.1%
Interest income	—	(0.5)%	(0.3)%	(0.2)%	(0.0)%
Other expense (income), net	—	0.4%	0.3%	(0.0)%	(0.2)%

Income (loss) before income taxes	5.6%	(3.5)%	(1.2)%	(1.7)%	4.5%
Provision for income taxes	1.1%	0.0%	0.1%	0.0%	0.1%

Net income (loss)	4.5%	(3.6)%	(1.3)%	(1.7)%	4.4%

Unaudited Pro Forma Condensed Consolidated Financial Information

The supplemental unaudited pro forma condensed consolidated statements of operations data set forth below for pro forma 2007 has been derived by applying pro forma adjustments to our historical consolidated statements of operations. We were acquired by investment funds managed by Golden Gate on July 6, 2007. The accompanying unaudited pro forma condensed consolidated financial information is presented for the Predecessor and Successor periods, respectively. As a result of the Golden Gate Acquisition, we applied purchase accounting standards and a new basis of accounting effective July 7, 2007. The unaudited pro forma condensed consolidated statements of operations for the year ended February 2, 2008 gives effect to the Golden Gate Acquisition as if it had occurred on February 4, 2007. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed consolidated financial information.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed consolidated financial information is presented for supplemental informational purposes only. The unaudited pro forma condensed consolidated financial information does not purport to represent what our results of operations would have been had the Golden Gate Acquisition and related transactions actually occurred on the date indicated, and they do not purport to project our results of operations or financial condition for any future period. The unaudited pro forma condensed consolidated statements of operations should be read in conjunction with other sections of this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as “Selected Historical Consolidated Financial and Operating Data” and our audited consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	Predecessor	Successor	Total Adjustments		Pro Forma
	Period from February 4, 2007 through July 6, 2007	Period From July 7, 2007 through February 2, 2008			Year Ended February 2, 2008
					(unaudited)
	(dollars in thousands)
Net sales	$659,019	$1,137,327	$—		$1,796,346
Cost of goods sold, buying and occupancy costs	451,514	890,063	10,479	(a) (b) (c) (d)	1,352,056

Gross profit	207,505	247,264	(10,479)		444,290
General, administrative, and store operating expenses	170,100	275,150	2,102	(c)	447,352
Other operating expense, net	302	5,526	1,660	(e)	7,488

Operating income (loss)	37,103	(33,412)	(14,241)		(10,550)
Interest expense	—	6,978	5,086	(f)	12,064
Interest income	—	(5,190)	—		(5,190)
Other expense, net	—	4,712	—		4,712

Income (loss) before income taxes	37,103	(39,912)	(19,327)		(22,136)
Provision for income taxes	7,161	487	(6,065)	(g)	1,583

Net income (loss)	$29,942	$(40,399)	$(13,262)		$(23,719)

(a)	As a result of the Golden Gate Acquisition, we recorded intangible assets at fair value, including a credit card relationship, our customer list and certain favorable lease obligations based on purchase accounting standards at a total amount of $24.5 million. These assets amortize over varying periods and the pro forma financials have been adjusted to reflect these costs over the full fiscal year.
(b)	As a result of the Golden Gate Acquisition, we adjusted property and equipment to reflect a fair value increase equal to $38.5 million. These assets depreciate over various periods greater than two years and the pro forma financials have been adjusted to reflect this additional depreciation expense over the full fiscal year.
(c)	In connection with the Golden Gate Acquisition, we entered into a transition services agreement with Limited Brands to provide ongoing services at an agreed upon rate which includes a margin on Limited Brands’ cost to provide the services. See “Certain Relationships and Related Party Transactions.” Prior to the Golden Gate Acquisition, we were billed for these services at cost. The pro forma financials have been adjusted to reflect this change as if we had entered into the transition services agreement on February 4, 2007.
(d)	We have leases that contain pre-determined fixed escalations of minimum rents. The related rent expense is recognized on a straight-line basis. The pro forma financials have been adjusted to reflect an effective straight-line reset date of February 4, 2007.
(e)	In connection with the Golden Gate Acquisition, we entered into an Advisory Agreement with Golden Gate to provide services to us in exchange for an annual advisory fee. Under the terms of our limited liability company agreement, Limited Brands is also paid a fee calculated as a percentage of the Golden Gate advisory fee. See “Certain Relationships and Related Party Transactions.” The pro forma financials have been adjusted to reflect this fee for the full fiscal year.
(f)	In connection with the Golden Gate Acquisition, on July 6, 2007, the company entered into the $125.0 million Opco term loan and the $200.0 million Opco revolving credit facility. The pro forma financials have been adjusted to reflect the interest expense, scheduled amortization of principal, and amortization of debt financing costs related to the borrowings as if we had entered into the Opco revolving credit facility and the Opco term loan on February 4, 2007. See “—Existing Credit Facilities.”
(g)	For the Predecessor periods, we operated as a division of Limited Brands and recorded a tax provision based on a separate-return methodology. For the period from May 6 through July 6, 2007 and subsequent to the Golden Gate Acquisition, we were treated as a partnership for tax purposes and therefore did not record a provision for income taxes. The pro forma financials have been adjusted to reflect our tax status as a partnership for the full fiscal year.

Fiscal 2009 Compared to Fiscal 2008

Net sales

Net sales were $1,721.1 million in fiscal 2009, a decrease of $15.9 million, or 0.9%, compared to $1,737.0 million in fiscal 2008. We had 573 and 581 stores open at the end of fiscal 2009 and fiscal 2008, respectively. During fiscal 2009, we opened seven new stores, closed six non-productive stores and converted the women’s and men’s stores in nine malls to single dual-gender stores. Net sales per gross square foot were $321 in fiscal 2009 compared to $337 in fiscal 2008. Comparable store sales declined 6%, or $98.1 million, in fiscal 2009 as a result of a decrease in transactions, due primarily to the decline in general economic conditions, which was partially offset by an increase in the average dollars spent per transaction. Comparable store sales performance improved from each quarter to the next during fiscal 2009 in comparison to the same quarter in fiscal 2008 with the first quarter down 16%, or $67.3 million, second quarter down 12%, or $44.9 million, third quarter down 1%, or $3.8 million, and fourth quarter up 4%, or $17.9 million. Fiscal 2009 represented our first full fiscal year of e-commerce sales, which generated net sales of $92.2 million in fiscal 2009, an increase of $64.4 million compared to fiscal 2008, primarily as a result of increases in traffic to our website since its launch in July 2008, and the fact that the website was only operational for part of fiscal 2008. Other revenue was $12.2 million in fiscal 2009, an increase of $7.4 million, compared to other revenue of $4.8 million in fiscal 2008 primarily as a result of shipping and handling revenue related to the increase in e-commerce net sales.

Gross profit

Gross profit was $546.0 million, or 31.7% of net sales, in fiscal 2009, an increase of $89.0 million, or 19.5%, compared to $457.0 million, or 26.3% of net sales, in fiscal 2008. Gross profit was impacted by purchase accounting related to the Golden Gate Acquisition which had the effect of increasing the carrying amount of property and equipment by $38.5 million which is being depreciated over the remaining useful life of each asset and recording an intangible asset of $19.8 million related to net favorable lease obligations that is being amortized over the remaining life of each lease.

The improvement in gross profit was due primarily to a $76.5 million increase resulting from our redesigned go-to-market strategy which we believe reduces markdowns and lowers inventory risk through increased product testing. This increase was realized through higher revenue margin (product price plus other revenue less product cost), a reduction in distressed carry-over inventory at the end of fiscal 2009 and lower product cancellation expense. The remaining increase in gross margin was driven primarily by a $5.3 million reduction in freight and a $1.4 million reduction in home office headquarters buying expense. The impact of purchase accounting had the effect of reducing gross profit by $11.8 million and $19.5 million for fiscal 2009 and fiscal 2008, respectively.

General, administrative, and store operating expenses

General, administrative, and store operating expenses were $409.2 million, or 23.8% of net sales, for fiscal 2009, a decrease of $37.9 million, or 8.5%, compared to $447.1 million, or 25.7% of net sales, for fiscal 2008. The decline in general, administrative, and store operating expenses was due primarily to a $35.3 million reduction in store expenses resulting from efforts to optimize payroll and increase operational efficiencies, and a $2.2 million savings in benefits and payroll administration related to our transition to a standalone business. These reductions were partially offset by a $1.7 million investment in home office headcount to support our e-commerce growth strategy.

Other operating expense, net

Other operating expense, net was $9.9 million in fiscal 2009, an increase of $3.9 million, or 65.5%, compared to $6.0 million in fiscal 2008. Changes in other operating expense, net relate primarily to changes in advisory fees which are calculated as a percent of Adjusted EBITDA.

Interest expense

Interest expense was $53.2 million in fiscal 2009, an increase of $16.7 million, or 45.6%, compared to $36.5 million in fiscal 2008. This increase resulted primarily from our entering into the $300.0 million Topco credit facility on June 26, 2008, and therefore interest expense for fiscal 2008 only reflects thirty-one weeks of interest relating to this facility. This was offset by lower interest expense of $3.0 million related to our Opco term loan, which had a lower interest rate during fiscal 2009 and accrued interest on a lower outstanding principal balance.

Interest income

Interest income was $0.5 million for fiscal 2009, a decrease of $3.0 million, as compared to $3.5 million for fiscal 2008. The decrease in interest income resulted primarily from a reduction in interest rates on investments in overnight treasury securities.

Other expense (income), net

Other income was $2.4 million for fiscal 2009, an increase of $2.1 million, as compared to $0.3 million for fiscal 2008. Other (expense) income, net was primarily composed of changes in the fair market value of our interest rate swap.

Provision for income taxes

Provision for income taxes was $1.2 million for fiscal 2009, an increase of $1.0 million, as compared to $0.2 million for fiscal 2008. See “—Other Factors Affecting Our Results” for additional information related to our tax structure.

Fiscal 2008 Compared to Pro Forma 2007 and the 2007 Successor period

Net sales

Net sales were $1,737.0 million in fiscal 2008, a decrease of $59.3 million, or 3.3%, compared to $1,796.3 million for pro forma fiscal 2007, and were $1,137.3 million in the 2007 Successor period. We had 581 and 587 stores open at the end of fiscal 2008 and fiscal 2007, respectively. During fiscal 2008, we opened nine new stores, closed nine non-productive stores and converted the women’s and men’s stores in six malls to single dual-gender stores. Fiscal 2008 net sales increased $599.7 million compared to the 2007 Successor period primarily due to the comparison of a fifty-two week period in 2008 to a thirty-week period in 2007. Net sales per gross square foot were $337 in fiscal 2008 compared to $213 in the 2007 Successor period. The increase in sales per gross square foot primarily resulted from the inclusion of an additional twenty-two weeks of net sales in the fiscal 2008 period. Comparable store sales during the same thirty-week period in 2008 were down 10%, or $109.9 million, compared to the 2007 Successor period due primarily to a decline in transaction volumes resulting from an overall decline in consumer spending late in the third quarter and throughout the fourth quarter in 2008. Net sales generated through e-commerce were $27.8 million in fiscal 2008, which represents sales from our website launch in July 2008 through the fiscal year end. Other revenue for fiscal 2008 was $4.8 million and was related primarily to shipping and handling revenue on e-commerce sales.

Net sales per gross square foot were $337 in fiscal 2008, up $8, or 2.4%, compared to $329 in pro forma 2007. Comparable store sales declined by 3%, or $42.4 million, in fiscal 2008 compared to pro forma fiscal 2007, due primarily to a decrease in transaction volumes resulting from an overall decline in consumer spending, late in the third quarter and throughout the fourth quarter of 2008. This resulted in comparable store sales declines of 4%, or $17.5 million, in third quarter and 17%, or $93.3 million, in fourth quarter 2008. This decrease was partially offset by an increase in the first and second quarter comparable store sales which were up 13%, or $46.2 million, and 6%, or $22.2 million, respectively, due to an increased number of transactions.

Gross profit

Gross profit was $457.0 million, or 26.3% of net sales for fiscal 2008, an increase of $12.7 million, or 2.9%, compared to $444.3 million, or 24.7% of net sales for pro forma fiscal 2007. For the 2007 Successor period, gross profit was $247.3 million, or 21.7% of net sales. Gross profit was impacted by purchase accounting related to the Golden Gate Acquisition, which increased the carrying amount of inventories by $86.9 million during 2007, increased property and equipment by $38.5 million, which is being depreciated over the remaining useful life of each asset, and recorded an intangible asset of $19.8 million related to net favorable lease obligations that is being amortized over the remaining life of each lease. The entire impact of the $86.9 million purchase accounting inventory adjustment was reflected in gross profit for pro forma fiscal 2007 and the 2007 Successor period, while the property and equipment and intangible adjustments impacted fiscal 2008, pro forma fiscal 2007 and the 2007 Successor period by $19.5 million, $20.9 million, and $14.0 million respectively.

The $209.7 million increase in gross profit for fiscal 2008 compared to the 2007 Successor period primarily resulted from the comparison of a fifty-two week period in 2008 to a thirty-week period in 2007. A portion of the increase in fiscal 2008 compared to the 2007 Successor period was driven by the $86.9 million inventory related purchase accounting adjustment that reduced gross profit during the 2007 Successor period. Revenue margin was negatively impacted in fiscal 2008 due to the proportionately higher markdowns on excess inventory during late third quarter and all of fourth quarter, primarily driven by the challenging economic environment. For the comparable thirty-week period in 2008, revenue margin decreased $101.4 million compared to the 2007 Successor period.

The $12.7 million improvement in gross profit for fiscal 2008 compared to pro forma 2007 was driven primarily by the $86.9 million inventory related purchase accounting adjustment that reduced gross profit in pro forma 2007. Gross profit was negatively impacted by a decrease in consumer spending on discretionary items during the recessionary period in fiscal 2008 which contributed to a $59.4 million decline in revenue margin, a $9.8 million increase in product cancellation expense, and a $6.2 million increase in shrink related expense.

General, administrative, and store operating expenses

General, administrative, and store operating expenses were $447.1 million, or 25.7% of net sales, for fiscal 2008, a decrease of $0.3 million, or 0.1%, compared to $447.4 million, or 24.9% of net sales, for pro forma fiscal 2007. For the 2007 Successor period, general, administrative, and store operating expenses were $275.2 million, or 24.2% of net sales.

The $171.9 million increase in general, administrative, and store operating expenses in fiscal 2008 compared to the 2007 Successor period primarily resulted from the comparison of a fifty-two week period in 2008 to a thirty-week period in 2007. For the comparable thirty-week period in 2008, general, administrative, and store operating expenses were down $21.6 million due primarily to a $30.8 million decrease related to efforts to optimize store payroll and increase operational efficiencies in store expense, offset by a $5.4 million increase in home office headquarters expense related to a re-investment in our merchant and design organization, investments to support our e-commerce growth strategy and an $8.6 million investment in marketing campaigns and programs.

The $0.3 million decline in general, administrative, and store operating expenses in fiscal 2008 compared to pro forma 2007 was driven by a $30.3 million reduction in store expenses driven by efforts to optimize store payroll and increase operational efficiencies, offset by a $14.4 million increase in home office headquarters expense related to a re-investment in our merchant and design organization, investments to support our e-commerce growth strategy and a $12.4 million investment in marketing campaigns and programs.

Other operating expense, net

Other operating expense, net was $6.0 million in fiscal 2008, a decrease of $1.5 million, or 19.8%, compared to $7.5 million in pro forma 2007 and $5.5 million in the 2007 Successor period. Changes in other operating expense, net relate primarily to changes in advisory fees which are calculated as a percent of Adjusted EBITDA.

Interest expense

Interest expense was $36.5 million in fiscal 2008, an increase of $24.5 million, or 203%, compared to $12.1 million in pro forma fiscal 2007 and was $7.0 million in the 2007 Successor period. This increase resulted primarily from our entering into the $300.0 million Topco credit facility on June 26, 2008. This increase was offset slightly by lower interest expense related to our Opco term loan which had a lower interest rate during fiscal 2008 and accrued interest on a lower outstanding principal balance.

Interest income

Interest income was $3.5 million in fiscal 2008, a decrease of $1.7 million, or 32.0%, compared to $5.2 million in pro forma fiscal 2007 and was $5.2 million in the 2007 Successor period. The decrease in interest income during fiscal 2008 was due primarily to a reduction in interest rates on investments in overnight treasury securities and a decline in the average amount of cash and cash equivalents on hand.

Other expense (income), net

Other income was $0.3 million in fiscal 2008, compared to expense of $4.7 million in pro forma fiscal 2007 and expense of $4.7 million in the 2007 Successor period. Other income (expense), net is primarily composed of changes in the fair market value of our interest rate swap and the proceeds from the settlement of insurance claims. Other expense in pro forma 2007 and the 2007 Successor period was due primarily to an increase in liability related to our interest rate swap.

Provision for income taxes

Provision for income taxes was $0.2 million in fiscal 2008 compared to $1.6 million in pro forma fiscal 2007 and $0.5 million in the 2007 Successor period. See the discussion above in “—Other Factors Affecting Our Results” for additional information related to our tax structure.

Quarterly Results and Seasonality

The following table sets forth our historical unaudited quarterly consolidated statements of income for each of the last eight fiscal quarters ended January 30, 2010. This unaudited quarterly information has been prepared on the same basis as our annual audited financial statements appearing elsewhere in this prospectus, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the fiscal quarters presented.

Our business is seasonal and, historically, we have realized a higher portion of our net sales and net income in the third and fourth fiscal quarters due primarily to early Fall selling patterns as well as the impact of the holiday season. Generally, the annual sales split is 45% for the Spring season (February through July) and 55% for the Fall season (August through January). Working capital requirements are typically higher in the second and fourth quarters due to inventory-related working capital requirements for holiday and early Fall selling periods. Our business is also subject, at certain times, to calendar shifts, which may occur during key selling periods close to holidays such as Easter, Thanksgiving, and Christmas and regional fluctuations for events such as sales tax holidays. As such, results of a period shorter than a full year may not be indicative of results expected for the entire year. Furthermore, the seasonal nature of our business may affect comparisons between periods.

The quarterly data should be read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

Quarterly Results of Operations

	Fiscal 2008				Fiscal 2009
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(unaudited)
	(dollars in thousands)
Net sales	$422,696	$399,066	$409,882	$505,366	$374,358	$373,823	$426,046	$546,839
Cost of goods sold, buying and occupancy costs	289,461	285,729	295,118	409,710	262,274	271,024	280,700	361,090

Gross profit	133,235	113,337	114,764	95,656	112,084	102,799	145,346	185,749
General, administrative, and store operating expenses	116,471	111,420	112,306	106,874	89,524	94,716	101,019	123,939
Other operating expense, net	3,768	1,282	17	940	1,617	1,827	3,070	3,429

Operating income (loss)	12,996	635	2,441	(12,158)	20,943	6,256	41,257	58,381
Interest expense	2,737	6,029	13,625	14,140	13,649	13,198	13,357	13,018
Interest income	(2,131)	(870)	(400)	(126)	(76)	(98)	(229)	(81)
Other (income) expense, net	(1,155)	(576)	615	816	(443)	(467)	(668)	(866)

Income (loss) before income taxes	13,545	(3,948)	(11,399)	(26,988)	7,813	(6,377)	28,797	46,310
Provisions for income taxes	199	(76)	(37)	160	214	379	330	313

Net income (loss)	$13,346	$(3,872)	$(11,362)	$(27,148)	$7,599	$(6,756)	$28,467	$45,997

Adjusted EBITDA	$53,949	$25,557	$31,973	$25,719	$45,150	$33,564	$66,415	$84,621
Comparable store sales(1)	13%	6%	(4)%	(17)%	(16)%	(12)%	(1)%	4%

(1)	Comparable store sales have been calculated based upon stores that were open at least thirteen full fiscal months as of the end of the reporting period.

The following table presents a reconciliation of the differences between EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP financial measure, for the periods indicated below. See note 4 to the table included in “Summary Historical and Pro Forma Consolidated Financial and Operating Data.”

	Fiscal 2008				Fiscal 2009
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(unaudited)
	(dollars in thousands)
Net income (loss)	$13,346	$(3,872)	$(11,362)	$(27,148)	$7,599	$(6,756)	$28,467	$45,997
Depreciation and amortization	19,376	19,458	19,752	20,519	18,796	18,356	16,318	16,198
Interest expense, net	607	5,350	13,226	14,016	13,573	13,099	13,127	12,939
Provision for income taxes	199	(76)	(37)	160	214	379	330	313

EBITDA	33,528	20,860	21,579	7,547	40,182	25,078	58,242	75,447
Non-cash deductions, losses, charges	2,254	1,101	6,261	11,496	922	3,647	4,225	3,334
Non-recurring expenses	13,926	386	1,148	3,200	1,100	1,580	1,127	2,101
Transaction expenses	567	1,103	826	1,100	674	533	236	213
Permitted Advisory Agreement fees and expenses	1,716	1,320	(29)	1,231	1,193	1,253	2,279	2,428
Non-cash expense related to equity incentives	499	532	503	535	503	501	506	542
Other adjustments allowable under our existing credit agreements	1,459	255	1,685	610	576	972	(200)	556

Adjusted EBITDA	$53,949	$25,557	$31,973	$25,719	$45,150	$33,564	$66,415	$84,621

Liquidity and Capital Resources

General

Our business relies on cash flows from operations as our primary source of liquidity. We do, however, have access to additional liquidity, if needed, through borrowings under our existing Opco revolving credit facility. Our primary cash needs are for merchandise inventories, payroll, store rent, capital expenditures associated with opening new stores and updating existing stores and information technology. The most significant components of our working capital are cash and cash equivalents, merchandise inventories, accounts payable and other current liabilities. Our working capital position benefits from the fact that we generally collect cash from sales to customers the same day or, in the case of credit or debit card transactions, within a few days of the related sale, and we have up to 75 days to pay merchandise vendors and 45 days to pay non-merchandise vendors. We used a portion of the proceeds of our Senior Notes offering, together with cash on hand of $153.8 million, to make a distribution to our equity holders of $230.0 million. Following this distribution, as of April 3, 2010, we had cash and cash equivalents of approximately $56.7 million and $139.6 million of availability under the Opco revolving credit facility. Our working capital is seasonal as a result of our building up of inventory for the next selling season, and as a result our cash and cash equivalents during the spring are usually lower when compared to the rest of our fiscal year. Our cash balances generally increase during the summer selling season, and then increase further during the fall and holiday seasons. As our cash balances and inventory increase during the summer, fall and holiday seasons, our borrowing base under our revolving credit facility increases. We believe that cash generated from operations and the availability of borrowings under our credit facilities or other financing arrangements will be sufficient to meet working capital requirements, anticipated capital expenditures and scheduled debt payments for at least the next twelve months.

Cash Flow Analysis

A summary of operating, investing, and financing activities are shown in the following table:

	Predecessor	Successor
	Period from February 4, 2007 through July 6, 2007	Period from July 7, 2007 through February 2, 2008
			Year Ended
			January 31, 2009	January 30, 2010
		(dollars in thousands)
Provided by operating activities	$45,912	$282,192	$35,234	$200,721
Used in investing activities	(22,888)	(15,258)	(51,801)	(26,873)
(Used in) provided by financing activities	(29,939)	39,361	(127,347)	(115,559)
(Decrease) increase in cash and cash equivalents	(6,915)	306,295	(143,914)	58,289
Cash and cash equivalents at end of period	$13,734	$320,029	$176,115	$234,404

Net Cash Provided By Operating Activities

Operating activities consist primarily of net income adjusted for non-cash items, including depreciation and amortization, the effect of working capital changes, and tenant allowances received from landlords.

Net cash provided by operating activities was $200.7 million for fiscal 2009 compared to $35.2 million in fiscal 2008. The $165.5 million increase in cash provided by operating activities was due primarily to a $104.3 million increase in net income, a $21.6 million source of cash related to the change in accounts payable, deferred revenue, and accrued expenses and a $44.1 million source of cash related to the change in accounts payable and accrued expenses—related parties.

Net cash provided by operating activities was $35.2 million for fiscal year 2008 compared to $282.2 million in the 2007 Successor period. The cash provided by operating activities in the 2007 successor period was impacted by our transition to a standalone company and establishing working capital accounts with our third party vendors. The $247.0 million decrease in cash provided by operating activities was due primarily to a $59.9 million use of cash related to inventory and accounts payable and accrued expenses for related parties in fiscal 2008 compared to a $230.6 million source of cash during the 2007 Successor period. These decreases in cash were partially offset by a $11.4 million increase in net income and a $32.2 million increase in depreciation and amortization expense. Both of these decreases are primarily the result of the comparison of fiscal 2008 to a partial year period in 2007.

Net Cash Used in Investing Activities

Investing activities consist primarily of capital expenditures for growth (new store openings), store maintenance (remodels, conversions to a dual gender format, visual, fixtures, heating, ventilation and air conditioning improvements and gates), and non-store maintenance (information technology and expenses associated with operations at our headquarters).

Capital expenditures were $26.9 million in fiscal 2009, $50.6 million in fiscal 2008, $15.3 million in the 2007 Successor period and $22.9 million in the 2007 Predecessor period. Capital expenditures, gross of landlord allowances, for the opening of new stores, store remodels, and store conversions to a dual gender format were $14.4 million in fiscal 2009, $29.5 million in fiscal 2008, $14.9 million for the 2007 Successor period and $17.2 million in the 2007 Predecessor period. In fiscal 2009, $10.2 million was spent on investments in information technology primarily related to our transition to a standalone business. The remaining capital expenditures in each period relates primarily to investments in store fixtures, heating, ventilation and air conditioning improvements, gates, information technology and investments in the operations at our headquarters.

Management expects capital expenditures for fiscal 2010 to be approximately $57 to $63 million, including landlord allowances, with the increase compared to fiscal 2009 resulting primarily from new store openings and the final phase of our information technology transition which relates primarily to point-of-sale and customer marketing database investments. Landlord allowances related to fiscal 2010 capital expenditures are expected to be approximately $7 to $10 million.

Net Cash (Used in) Provided By Financing Activities

Financing activities consist primarily of borrowings and repayments related to the Opco term loan, the Topco credit facility and our Opco revolving credit facility, as well as distributions to our equity holders and fees and expenses paid in connection with our credit facilities.

Net cash used by financing activities was $115.6 million in fiscal 2009. This use of cash included $75.0 million of repayments of borrowings under our Opco revolving credit facility, $7.1 million of repayments of borrowings under our Opco term loan and Topco credit facility and a $33.0 million distribution to equity holders.

Net cash used by financing activities was $127.3 million for fiscal 2008. This reflected a source of cash related to borrowings of $294.0 million under the Topco credit facility and $75.0 million in borrowings under our Opco revolving credit facility, offset by a distribution to equity holders of $491.2 million as well as $3.9 million in expenses paid in connection with the Topco credit facility, and $1.3 million in repayments related to the Opco term loan. This compares to $39.4 million in net cash provided by financing activities for the 2007 Successor period. This source of cash was primarily from cash equity contributions by our equity holders.

Net cash used by financing activities was $29.9 million for the 2007 Predecessor period. These declines resulted from lower net cash investments in the business by Limited Brands during each respective period.

Existing Credit Facilities

Opco Revolving Credit Facility

On July 6, 2007, Express Holding and Express, LLC entered into a $200.0 million secured Asset-Based Loan Credit Agreement. The Opco revolving credit facility is available to be used for working capital and other general corporate purposes and is scheduled to expire on July 6, 2012. The Opco revolving credit facility, as amended, allows for swing line advances of up to $30.0 million and up to $45.0 million to be available in the form of letters of credit.

On February 5, 2010, Express Holding and Express, LLC entered into an amendment to the Opco revolving credit facility that became effective March 5, 2010 in connection with the 2010 Refinancing Transactions. The amendment, among other things, (1) permitted the issuance of the Senior Notes and the guarantees thereof by Express Holding and its subsidiaries, (2) increased the applicable interest rate margins and unused line fee, (3) permitted a distribution by Express, LLC to allow Express Topco to prepay the Term C Loans under the Topco credit facility in their entirety (plus prepayment penalties and accrued and unpaid interest thereon) and Express Parent to make a cash distribution to its equity holders in an aggregate amount equal to approximately $230.0 million, (4) permits Express, LLC to pay distributions to allow Express Topco to make regularly scheduled interest payments on the Term B Loans under the Topco credit facility and (5) permits Express Holding to own the equity interests of Express Finance Corp., the co-issuer of the Senior Notes. We paid customary amendment fees to consenting lenders in connection with the amendment.

Borrowings under the Opco revolving credit facility bear interest at a rate equal to LIBOR plus an applicable margin rate or the higher of The Wall Street Journal’s prime lending rate and 0.50% per annum above the federal funds rate, plus an applicable margin rate. The applicable margin rate is determined based on excess availability as determined with reference to our borrowing base. Prior to the effectiveness of the amendment described above, the applicable margin rate for LIBOR-based advances was 1.25% per annum or 1.00% if excess availability was $100.0 million or greater, and for base rate-based advances was 0.25% per annum or 0.00% if excess availability was $100.0 million or greater. As a result of the amendment described above, effective March 5, 2010, the applicable margin rate for LIBOR-based advances is 2.25% per annum or 2.00% if excess availability is $100.0 million or greater, and for base rate-based advances is 1.25% per annum or 1.00% if excess availability is $100.0 million or greater. The borrowing base components are 90% of credit card receivables plus 85% of the liquidation value of eligible inventory, less certain reserves. At the end of fiscal 2008, we borrowed $75.0 million under the Opco revolving credit facility, which was reflected as a current liability on our balance sheet. This amount was paid in full during the first quarter of fiscal 2009. We had no borrowings outstanding and $139.6 million available under the Opco revolving credit facility as of April 3, 2010.

Prior to the effectiveness of the amendment described above, unused line fees payable under the Opco revolving credit facility were based on 0.25% of the average daily unused revolving commitment during each quarter payable quarterly in arrears. As a result of the amendment described below, effective March 5, 2010, unused line fees payable under the Opco revolving credit facility are based on 0.50% of the average daily unused revolving commitment during each quarter payable quarterly in arrears.

Interest payments under the Opco revolving credit facility are due quarterly on the last day of each April, July, October and January for base rate-based advances and on the last day of the interest period for LIBOR-based advances for interest periods of one, two, three and six months (or if available to all lenders, nine or twelve months), and additionally every three months after the first day of the interest period for LIBOR-based advances for interest periods of greater than three months.

The Opco revolving credit facility contains customary covenants and restrictions on Express Holding and its subsidiaries’ activities, including, but not limited to, limitations on the incurrence of additional indebtedness; liens, negative pledges, guarantees, investments, loans, asset sales, mergers, acquisitions and prepayment of other debt; distributions, dividends and the repurchase of capital stock; transactions with affiliates; the ability to change the nature of our business or our fiscal year; the ability to amend the terms of the Opco term loan and the Advisory Agreement; and permitted activities of Express Holding. All obligations under the Opco revolving credit facility are guaranteed by Express Holding and its subsidiaries and secured by a lien on substantially all of the assets of Express Holding and its subsidiaries; provided that the liens on certain assets of Express Holding and its subsidiaries shall be junior in priority to the liens securing the Opco term loan facility.

Prior to the effectiveness of the amendment described above, the Opco revolving credit facility required us to maintain a fixed charge coverage ratio of 1.00 to 1.00 if excess availability plus eligible cash collateral was less than $20.0 million. Our excess availability was $135.2 million as of January 30, 2010. We were not subject to this covenant as of January 30, 2010 because excess availability plus eligible cash collateral was greater than $20.0 million. As a result of the amendment described above, effective March 5, 2010, the Opco revolving credit facility requires Express, LLC to maintain a fixed charge coverage ratio of 1.00 to 1.00 if excess availability plus eligible cash collateral is less than $30.0 million.

Opco Term Loan Facility

On July 6, 2007, Express Holding and Express, LLC, entered into a $125.0 million secured term loan. The proceeds of these borrowings were used to finance, in part, the Golden Gate Acquisition and to pay transaction fees and expenses related to the Golden Gate Acquisition. Borrowings under the Opco term loan bear interest at a rate equal to LIBOR plus an applicable margin rate or the higher of The Wall Street Journal’s prime lending rate and 0.50% per annum above the federal funds rate, plus an applicable margin rate.

On February 5, 2010, Express Holding and Express, LLC entered into an amendment to the Opco term loan that became effective March 5, 2010 in connection with the 2010 Refinancing Transactions. The amendment, among other things, (1) permitted the issuance of the Senior Notes and the guarantees thereof by Express Holding and its subsidiaries, (2) increased the applicable interest rate margins (subject to a further increase in the event Express, LLC’s corporate family rating is not B2 or better by Moody’s and Express, LLC’s corporate credit rating is not B or better by Standard & Poor’s), (3) permitted a distribution by Express, LLC to allow Express Topco to prepay the Term C Loans under the Topco credit facility in their entirety (plus any applicable prepayment penalties and accrued and unpaid interest thereon), and Express Parent to make a cash distribution to its equity holders in an aggregate amount equal to approximately $230.0 million, (4) permits Express, LLC to pay distributions to allow Express Topco to make regularly scheduled interest payments on the Term B Loans under the Topco credit facility and (5) permits Express Holding to own the equity interests of Express Finance Corp., the co-issuer of the Senior Notes. We paid customary fees to consenting lenders in connection with the amendment.

The applicable margin rate is determined by Express Holding’s leverage ratio of consolidated debt for borrowed money (net of cash and cash equivalents provided that, after giving effect to the amendment described below, no more than $75.0 million of cash and cash equivalents may be netted against consolidated debt for borrowed money for this purpose), including amounts drawn under letters of credit and any synthetic debt, to Adjusted EBITDA (“Leverage Ratio”), in effect on the first day of each interest period with respect to LIBOR-based advances and by the Leverage Ratio in effect from time to time with respect to base rate-based advances. Prior to the effectiveness of the amendment described above, the applicable margin rate for LIBOR-based advances was 2.75% per annum or 2.50% if the Leverage Ratio was less than 1.00 to 1.00, and for base rate-based advances was 1.75% per annum or 1.50% if the Leverage Ratio was less than 1.00 to 1.00. As a result of the amendment described above, effective March 5, 2010, the applicable margin rate for LIBOR-based advances is 4.25% per annum or 4.00% if the Leverage Ratio is less than 1.00 to 1.00, and for base rate-based advances is 3.25% per annum or 3.00% if the Leverage Ratio is less than 1.00 to 1.00; additionally, these rates may be further increased by 0.50% per annum in the event that Express, LLC fails to maintain, at the time of determination, a corporate family rating of B2 or better by Moody’s and a corporate credit rating of B or better by Standard & Poor’s. As of February 27, 2010, the interest rate under the Opco term loan was 4.25%.

Interest payments under the Opco term loan are due quarterly on the last day of each April, July, October and January for base rate-based advances and on the last day of the applicable interest period for LIBOR-based advances for interest periods of one, two, three and six months (or if available to all lenders, nine or twelve months), and additionally every three months after the first day of the interest period for LIBOR-based advances for interest periods of greater than three months. Principal payments under the Opco term loan are due quarterly on the last business day of each April, July, October and January through July 6, 2013, in equal installments of 0.25% of the initial principal balance with the balance of principal due on July 6, 2014.

The agreement governing the Opco term loan requires that annual prepayments of principal be made within five business days after the 120th calendar day following the end of each fiscal year in the amount by which an applicable percentage of “excess cash flow” (as defined in the agreement) that corresponds to Express Holding’s Leverage Ratio, exceeds any voluntary prepayments of the Opco term loan over the fiscal year.

The Opco term loan contains customary covenants and restrictions on Express Holding, and its subsidiaries’ activities, including, but not limited to, limitations on the incurrence of additional indebtedness; liens, negative pledges, guarantees, investments, loans, asset sales, mergers, acquisitions and prepayment of other debt; distributions, dividends and the repurchase of capital stock; transactions with affiliates; the ability to change the nature of Express, LLC’s businesses or fiscal year; the ability to amend the terms of the purchase agreement pertaining to the Golden Gate Acquisition, the Opco revolving credit facility loan documents and the Advisory Agreement with Golden Gate; and permitted activities of Express Holding. All obligations under the Opco term loan are guaranteed by Express Holding and its subsidiaries and secured by a lien on substantially all of the assets of Express Holding and its subsidiaries; provided that the liens on certain assets of Express Holding and its subsidiaries shall be junior in priority to the liens securing the Opco revolving credit facility.

The Opco term loan also requires that Express Holding maintains a Leverage Ratio for the most recently completed reporting period (last four consecutive fiscal quarters as of the end of each quarter) of not more than 2.25 to 1.00 at the end of the fourth quarter of fiscal year 2009; 2.00 to 1.00 at the end of the first and second fiscal quarters of 2010; and 1.75 to 1.00 thereafter. Express Holding was in compliance with the covenant requirement as of January 30, 2010.

Effective July 6, 2007, Express, LLC entered into a receive variable/pay fixed interest rate swap agreement to mitigate exposure to interest rate fluctuations on a notional principal amount of $75.0 million of the $125.0 million variable-rate Opco term loan. The interest rate swap agreement terminates on August 6, 2010. The fair value of the interest rate swap was a liability of $2.0 million as of January 30, 2010. The Opco term loan requires that Express, LLC maintain interest rate hedge agreements on a notional amount of at least 50% of the term commitments of lenders under the Opco term loan for at least three years.

Topco Credit Facility

On June 26, 2008, Express Topco, as borrower, entered into a $300.0 million secured term loan facility. The proceeds of the Topco credit facility were used to finance distributions to Express Parent’s equity holders and to pay related fees, costs and expenses. The Topco credit facility is scheduled to mature on June 26, 2015 and was comprised of $150.0 million of Term B Loans and $150.0 million of Term C Loans. On March 5, 2010, in connection with the 2010 Refinancing Transactions, all of the Term C Loans were prepaid, plus all prepayment penalties and accrued and unpaid interest thereon. See “Prospectus Summary—Recent Developments.” An affiliate of Golden Gate, GGC Unlevered Credit Opportunities, LLC, is a lender under our Topco credit facility and as of January 30, 2010 was owed approximately $50.0 million of the Term B Loans and $50.0 million of the Term C Loans. A separate affiliate of Golden Gate purchased an additional $8.3 million of principal amount of Term B Loans on April 8, 2010.

On February 5, 2010, Express Topco entered into an amendment to the Topco credit facility that became effective on March 5, 2010 in connection with the 2010 Refinancing Transactions. The amendment, among other things, permitted (1) the issuance of the Senior Notes and the guarantee thereof by Express Topco and each of its subsidiaries and (2) a distribution by Express Topco to Express Parent to allow Express Parent to make a cash distribution to its equity holders in an aggregate amount equal to approximately $230.0 million. We paid a customary amendment fee to the administrative agent in connection with the amendment.

On April 26, 2010, Express Topco entered into a second amendment to the Topco credit facility. The amendment, among other things, reduced the redemption price in connection with an initial public offering prior to June 26, 2010 to 106%.

The Topco credit facility is not guaranteed by any of Express Topco’s subsidiaries. All obligations under the Topco credit facility are secured by a lien on all outstanding equity interests in Express Holding owned by Express Topco, any distributions, dividends or other property received in respect of or in exchange for such interests and all proceeds of the foregoing.

The Term B Loans bear interest at 13.5% per annum. Interest payments for the Term B Loans are due semi-annually, in cash, on the last day of each January and July, with a final payment due upon the maturity of the Topco credit facility. Term C Loans bore interest at 14.5% per annum. Interest payments for the Term C Loans were due on the last day of each January, April, July and October, with a final payment due upon the maturity of the Topco credit facility. Interest payments on Term C Loans were payable in cash, or upon five business days’ notice to the lenders, could be paid in kind and added to the unpaid principal amount of the Term C Loans. Term C Loans for which interest was paid in kind bore interest at 16.0% per annum for the interest period ending on the applicable payment date. Amounts representing payment in kind interest were treated as and bore interest as Term C Loans under the Topco credit facility. For fiscal 2008 and 2009, Express Topco accumulated $6.2 million of in-kind interest on the Term C Loans which was paid in cash on October 19, 2009 prior to the 2010 Refinancing Transactions.

The Topco credit facility also requires that 100% of the proceeds of the first underwritten public offering of Express Parent’s (or its direct or indirect parent) or any of the subsidiaries’ equity securities, net of customary costs incurred in connection with such offering, be used to prepay loans outstanding under the Topco credit facility at the then-applicable redemption prices applicable to voluntary prepayments of such loans described below.

Voluntary prepayments are permitted in whole or in part, subject to certain minimum prepayment requirements and payment of the applicable premium described below. Prepayments of Term B Loans may be made at the following percentages of the outstanding principal amount prepaid: 107% (106% if in connection with an initial public offering) on or after December 26, 2009, but prior to June 26, 2010; 104% on or after June 26, 2010, but prior to June 26, 2011; 102% on or after December 26, 2011, but prior to June 26, 2012; and 100% on or after June 26, 2012.

The Topco credit facility contains customary covenants and restrictions on Express Topco’s, and in some cases its subsidiaries, activities, including, but not limited to, limitations on the incurrence of additional indebtedness; liens on the equity interests of Express Holding and proceeds thereof and negative pledges on the equity interests of Express Holding securing the Topco credit facility; guarantees, investments, loans, asset sales, mergers, acquisitions and prepayment of other debt; distributions, dividends, the repurchase of equity interests and payments made pursuant to equity incentive and similar plans; transactions with affiliates; the ability to change the nature of our businesses or fiscal year; and the ability of Express Topco to conduct business or hold any properties or liabilities, other than equity interests in Express Holding, indebtedness permitted by the Topco credit facility, and activities incidental thereto.

The Topco credit facility also requires compliance with certain financial covenants. Express Topco must maintain, for the most recently completed reporting period (last four consecutive fiscal quarters as of the end of each quarter), a leverage ratio of consolidated debt for borrowed money (net of cash and cash equivalents), including amounts drawn under letters of credit and any synthetic debt, to Adjusted EBITDA of not more than 5.00 to 1.00.

Express Topco must also maintain for the most recently completed reporting period (last four consecutive fiscal quarters as of the end of each quarter), an interest coverage ratio of not less than 1.50 to 1.00. The interest coverage ratio is determined by the ratio of Adjusted EBITDA to consolidated interest expense. We were in compliance with these covenant requirements as of January 30, 2010.

Senior Notes

On March 5, 2010, Express, LLC and Express Finance Corp., as co-issuers, issued, in a private placement, $250.0 million of 8¾% Senior Notes due March 1, 2018 at an offering price of 98.599% of the face value of the Senior Notes. An affiliate of Golden Gate purchased $50.0 million of Senior Notes in the offering. Interest on the Senior Notes is payable on March 1 and September 1 of each year. A portion of the proceeds from the issuance of the Senior Notes was used to prepay all of the Term C Loans under the Topco credit facility, plus prepayment penalties of $3.0 million and accrued and unpaid interest thereon of $1.9 million. The remaining proceeds, together with cash on hand, were used to make a $230.0 million cash distribution to our equity holders and pay fees and expenses, including discounts and commissions to the initial purchasers of the Senior Notes, of $15.4 million.

Prior to March 1, 2014, the Senior Notes may be redeemed in part or in full at a redemption price equal to 100% of the principal amount of the Senior Notes, plus a make-whole premium calculated in accordance with the indenture governing the Senior Notes and accrued and unpaid interest. In addition, prior to March 1, 2013, a portion of the Senior Notes may be redeemed with the net proceeds of certain equity offerings at 108.75%. We do not intend to use the proceeds of this offering to redeem any of the Senior Notes. See “Use of Proceeds.” On or after March 1, 2014, the Senior Notes may be redeemed in part or in full at the following percentages of the outstanding principal amount prepaid: 104.375% prior to March 1, 2015; 102.188% on or after March 1, 2015, but prior to March 1, 2016; and 100% on or after March 1, 2016.

The indenture governing the Senior Notes contains customary covenants and restrictions on the activities of Express, LLC, Express Finance Corp. and Express, LLC’s restricted subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Express, LLC’s assets. Certain of these covenants will be suspended if the Senior Notes are assigned an investment grade rating by both Standard & Poor’s Rating Services and Moody’s Investor Service, Inc. and no default has occurred or is continuing. If either rating on the Senior Notes should subsequently decline to below investment grade, the suspended covenants will be reinstated.

In connection with the issuance of the Senior Notes, we entered into a registration rights agreement (the “Registration Rights Agreement”) which requires us to use commercially reasonable efforts to register notes having substantially identical terms as the Senior Notes with the SEC prior to March 5, 2011. In the event that a “Registration Default” occurs (as defined in the Registration Rights Agreement), then we will be required to pay additional interest on the Senior Notes in an amount equal to 0.25% per annum during the first 90-day period immediately following the occurrence of the first Registration Default. The additional interest will increase by 0.25% per annum for each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of 1.0% per annum.

Contractual Obligations

We enter into long term contractual obligations and commitments in the normal course of business, primarily debt obligations and non cancelable operating leases. As of January 30, 2010, our contractual cash obligations over the next several periods are set forth below.

	Payments Due by Period
Contractual Obligations:	Total	<1 Year	2-3 Years	4-5 Years	Thereafter
	(dollars in millions)
Existing Debt Facilities(1)(2)	$422.0	$1.3	$2.6	$118.1	$300.0
Other Long Term Obligations(3)	203.4	37.6	58.2	64.7	42.9
Operating Leases(4)	725.8	152.9	244.7	182.9	145.3
Letters of Credit	25.1	8.8	3.6	3.6	9.0
Purchase Obligations(5)	218.6	218.6	—	—	—

Total	$1,594.9	$419.2	$309.1	$369.3	$497.2

(1)	As of January 30, 2010, we had the following amounts outstanding under our existing credit facilities: no amounts outstanding under the Opco revolving credit facility; $121.9 million under the Opco term loan; $150.0 million under the Term B Loans; and $150.0 million under the Term C Loans. The Opco revolving credit facility matures on July 6, 2012, the Opco term loan matures on July 6, 2014, the Term B Loans mature on June 26, 2015 and the Term C Loan was repaid in full on March 5, 2010 with a portion of the proceeds of the issuance of the Senior Notes. See “—Existing Credit Facilities.”
(2)	Excludes estimated interest under existing debt facilities of $259.3 million. Interest costs for the Opco term loan and revolving credit facility have been estimated based on interest rates in effect for such indebtedness as of January 30, 2010.
(3)	Other long-term obligations consist of self insurance liabilities, severance agreements, transitional services agreement with Limited Brands and Golden Gate and Limited Brands advisory fees.
(4)	We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases.
(5)	Purchase obligations are made up of merchandise purchase orders, unreserved fabric commitments and liabilities to our third party travel administrator.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, and expenses, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. Management evaluates its accounting policies, estimates, and judgments on an on-going basis. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

Management evaluated the development and selection of its critical accounting policies and estimates and believes that the following involve a higher degree of judgment or complexity and are most significant to reporting its results of operations and financial position, and are therefore discussed as critical. The following critical accounting policies reflect the significant estimates and judgments used in the preparation of our consolidated financial statements. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. However, our historical results for the periods presented in the consolidated financial statements have not been materially impacted by such variances. More information on all of our significant accounting policies can be found in Note 1, “Summary of Significant Accounting Policies,” to the consolidated financial statements.

Revenue Recognition

We recognize sales at the time the customer takes possession of the merchandise which, for e-commerce revenues, reflects an estimate of shipments that have not yet been received by the customer. This estimate is based on shipping terms and historical delivery times. Amounts related to shipping and handling revenues billed to customers in an e-commerce sale transaction are classified as net sales, and the related shipping and handling costs are classified as cost of goods sold, buying and occupancy costs in the Consolidated Statements of Operations. Associate discounts are classified as a reduction of net sales in the Consolidated Statements of Operations. Net sales exclude sales tax collected from customers which is ultimately remitted to governmental authorities.

Additionally, we earn royalties on a development agreement with an unaffiliated franchisee for stores operating in the Middle East. Under this agreement, the third party operates stores that sell Express branded apparel and accessories purchased from us. We recognize royalty revenue when sales entitling us to royalty revenue occur at each of the franchisee locations, and receive payment for these royalties one month in arrears. Royalties are included in net sales in the Consolidated Statements of Operations.

We reserve for projected merchandise returns based on historical experience and various other assumptions that we believe to be reasonable. Merchandise returns are often resaleable merchandise and are refunded by issuing the same payment tender of the original purchase. Merchandise exchanges of the same product and price are not considered merchandise returns and, therefore, are not included in the population when calculating the sales returns reserve.

We sell gift cards in our retail stores and through our e-commerce website and third parties, which do not expire or lose value over periods of inactivity. We account for gift cards by recognizing a liability at the time a gift card is sold. We recognize income from gift cards when they are redeemed by the customer. In addition, income on unredeemed gift cards is recognized when it can be determined that the likelihood of the gift card being redeemed is remote and there is no legal obligation to remit the unredeemed gift cards to relevant jurisdictions (gift card breakage). The gift card breakage rate is based on historical redemption patterns.

Inventories

Inventories are principally valued at the lower of cost or market on a weighted-average cost basis. We record a lower of cost or market adjustment to our inventories, which is reflected in cost of goods sold, buying and occupancy costs in the Consolidated Statements of Operations, if the cost of specific inventory items on hand exceeds the amount we expect to realize from the ultimate sale or disposal of the inventory. The lower of cost or market adjustment calculation requires management to make assumptions and estimates, which are based on factors such as merchandise seasonality, historical trends, and estimated inventory levels, including sell-through of remaining units.

We also record an inventory shrinkage reserve calculated as a percentage of cost of sales for estimated merchandise losses for the period between the last physical inventory count and the balance sheet date. These estimates are based on historical percentages and can be affected by changes in merchandise mix and/or changes in shrinkage trends. We perform physical inventory counts twice a year (once each season) for the entire chain of stores and adjust the shrinkage reserve accordingly. If actual physical inventory losses differ significantly from the estimate, our results of operations could be adversely impacted. The shrinkage reserve reduces the value of total inventory and is a component of inventories on the Consolidated Balance Sheets.

Business Combinations

We account for business combinations under the purchase accounting method. The cost of an acquired company is assigned to the tangible and intangible assets purchased and the liabilities assumed on the basis of their fair values at the date of acquisition. The determination of fair values of assets and liabilities acquired requires us to make estimates and use valuation techniques when market value is not readily available. Any excess of purchase price over fair value of the tangible and intangible assets acquired, if any, is allocated to goodwill. On July 6, 2007, we were subject to a business combination in which Limited Brands sold a 75%

interest in our company to investment funds managed by Golden Gate in exchange for cash. As a result, the purchase price paid to effect the Golden Gate Acquisition was allocated to state the assets acquired and liabilities assumed at their fair value.

Valuation of Long-lived Assets

Property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In evaluating an asset for recoverability, we estimate the future cash flow expected to result from the use of the asset at the store level, the lowest identifiable level of cash flow, if applicable. If the sum of the estimated undiscounted future cash flows related to the asset are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the fair value, usually determined by the estimated discounted cash flow analysis of the asset. Factors used in the valuation of long-lived and intangible assets with finite lives include, but are not limited to, management’s plans for future operations, brand initiatives, recent operating results, and projected future cash flows. Impairment charges are included in cost of goods sold, buying and occupancy costs in the Consolidated Statement of Operations.

Intangible assets with indefinite lives, primarily trade names, are reviewed for impairment annually in the fourth quarter and may be reviewed more frequently if indicators of impairment are present. The impairment review is performed by comparing the carrying value to the estimated fair value, usually determined using a discounted cash flow methodology. Factors used in the valuation of intangible assets with indefinite lives include, but are not limited to, management’s plans for future operations, brand initiatives, recent operating results, and projected future cash flows.

The discounted cash flow models used to estimate the applicable fair values involve numerous estimates and assumptions that are highly subjective. Changes to these estimates and assumptions could materially impact the fair value estimates. The estimates and assumptions critical to the overall fair value estimates include: (1) estimated future cash flow generated at the store level; and (2) discount rates used to derive the present value factors used in determining the fair values. These and other estimates and assumptions are impacted by economic conditions and expectations of management and may change in the future based on period-specific facts and circumstances. If economic conditions were to deteriorate, future impairment charges may be required.

Claims and Contingencies

We are subject to various claims and contingencies related to legal, regulatory, and other matters arising out of the normal course of business. Our determination of the treatment of claims and contingencies in the consolidated financial statements is based on management’s view of the expected outcome of the applicable claim or contingency. Management may also use outside legal advice on matters related to litigation to assist in the estimating process. We accrue a liability if the likelihood of an adverse outcome is probable and the amount is estimable. If the likelihood of an adverse outcome is only reasonably possible, or if an estimate is not determinable, disclosure of a material claim or contingency is disclosed in the Notes to the Consolidated Financial Statements. We re-evaluate these assessments on a quarterly basis or as new and significant information becomes available to determine whether a liability should be established or if any existing liability should be adjusted. However, the ultimate outcome of various legal issues could be different than management’s estimates and, as a result, adjustments may be required.

Income Taxes

Effective May 7, 2007, we reorganized as a partnership for federal income tax purposes. As such, with the exception of a limited number of state and local jurisdictions, we are no longer subject to income taxes. The members of the company, and not the company itself, are subject to income tax on their distributive share of our earnings from May 7, 2007 forward. We pay distributions to the members to fund their tax obligations attributable to taxable income of our company.

We account for income taxes using the asset and liability method. Under this method, the amount of taxes currently payable or refundable are accrued and deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences that currently exist between the tax basis and the financial reporting basis of our assets and liabilities. For periods up to the effective date of our reorganization as a partnership for federal income tax purposes, deferred taxes were recognized on a separate company basis because we were taxable as a corporation until then. As a partnership, our deferred taxes for periods ending after May 7, 2007 are related to a limited number of state and local jurisdictions.

Deferred tax assets and liabilities are measured using the enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized through continuing operations in the period that includes the enactment date of the change. Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Financial Interpretation (“FIN”) 48, “Accounting for Uncertainty in Income Taxes,” (codified primarily in ASC 740) which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109, “Accounting for Income Taxes” (codified primarily in ASC 740). FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more- likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

We recognize tax liabilities in accordance with ASC 740 and we adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense and the effective tax rate in the period in which the new information becomes available.

We adopted FIN 48 effective February 4, 2007. As a result of the implementation of FIN 48, we recognized an increase of $0.7 million in our liability for unrecognized tax benefits, which was accounted for as a reduction to the February 4, 2007 retained earnings balance. Including this adjustment, we had $9.7 million of unrecognized tax benefits at February 4, 2007. Limited Brands retained the amount of FIN 48 liability for unrecognized tax benefits for any Predecessor period up to and including the date of the Golden Gate Acquisition.

We recognize interest and penalties related to unrecognized tax benefits within income tax expense in the accompanying Consolidated Statement of Operations. Accrued interest and penalties are included within the related tax liability line on the Consolidated Balance Sheets.

We may be subject to periodic audits by the Internal Revenue Service and other taxing authorities. These audits may challenge certain of our tax positions, such as the timing and amount of deductions and allocation of taxable income to the various jurisdictions.

Share-Based Payments

We recognize share-based compensation expense over the requisite service period expected to vest for stock awards issued to members of management based upon fair values at the grant date. We granted our first stock awards in December 2007 as a standalone company.

We use a contingent claims approach utilizing the Black-Scholes option pricing model to estimate the fair value of share-based payment awards on the grant date. We also take into consideration the rights and preferences of awarded equity incentives. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the valuation of stock awards, which affects compensation expense related to these awards. These assumptions include an estimate of the time to liquidity event, volatility and risk free rate over a period of time corresponding to the time to liquidity event. Since our stock has not been publicly traded and there is no historical or implied volatility information available, it is necessary to use historical volatility of shares of comparable publicly traded companies. When selecting comparable companies, consideration is given to industry similarity, financial data availability, active trading volume, and capital structure.

Another factor involving judgment that affects the expensing of share-based payments includes estimated forfeiture rates of share-based awards. These assumptions represent our best estimates and involve inherent uncertainties and the application of management judgment. If any of the assumptions used in the Black-Scholes model change significantly, share-based compensation for future awards may differ materially from the awards previously granted.

In the absence of a public trading market, management considered numerous objective and subjective factors, including information provided by an outside valuation firm to determine its best estimate of the fair market value of our common stock as of each valuation date. Valuations are performed annually, around the end of the third quarter or in the fourth quarter. We use the most recent valuation closest to the date shares are granted, and evaluate the results of the next valuation to determine if adjustments to the grant date fair value are required. In valuing Express Parent’s Class A and Class C Units, we first determine a business enterprise value by taking an average of the values calculated under two valuation approaches, the Income Approach and the Market Approach.

The Income Approach indicates the fair value of total invested capital based on the value of cash flows that the business can be expected to generate in the future. This approach is typically estimated through a discounted cash flow method using our weighted average cost of capital, which is calculated by weighting the required return on interest-bearing debt and common and preferred equity capital in proportion to their estimated percentages in an expected capital structure and is comprised of four steps: estimate future cash flows for a certain discrete projection period; discount these cash flows to present value at a rate of return that considers the relative risk of achieving the cash flows and the time value of money; estimate the residual value of normalized cash flows subsequent to the discrete projection period; and combine the present value of the residual cash flows with the discrete projection period cash flows to indicate the fair value of a marketable controlling interest in the business.

The Market Approach indicates the fair value of total invested capital based on a comparison of our company to comparable companies in similar lines of business that are publicly traded or which are part of a public or private transaction as well as prior company transactions. This approach can be estimated through the market comparable method, which compares our company to publicly traded companies in similar lines of business. The conditions and prospects of companies in similar lines of business depend on common factors such as overall demand for their products and services. An analysis of the market multiples of companies engaged in similar businesses yields insight into investor perceptions and, therefore, the value of our company. After identifying and selecting the comparable publicly traded companies, their business and financial profiles are analyzed for relative similarity. Consideration for factors such as size, growth, profitability, risk, and return on investment are also analyzed and compared to the comparable businesses. Once these differences and similarities are determined and proper adjustments are made, multiples of the publicly traded companies are calculated and applied to our operating results to estimate a marketable, minority interest value, to which a control premium is applied, as appropriate, to indicate a marketable, controlling interest value.

The amount of share-based compensation expense we recognize during a period is based on the portion of the awards that are ultimately expected to vest. We estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates.

Recently Issued Accounting Pronouncements

Accounting Standard Codification (“Codification”) and the Hierarchy of GAAP

In June 2009, the FASB issued Accounting Standards Codification (“ASC”) Subtopic 105, Generally Accepted Accounting Principles, which reorganizes the thousands of United States GAAP pronouncements into roughly 90 accounting topics and displays all topics using a consistent structure. This standard establishes two levels of GAAP, authoritative and non-authoritative. The Codification is the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. This standard is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. Effective February 1, 2009, we changed our historical United States GAAP references to comply with the Codification. The adoption of this guidance did not impact our results of operations, financial condition, or liquidity since the Codification is not intended to change or alter existing United States GAAP.

Subsequent Events

In May 2009 and February 2010, the FASB issued authoritative guidance included in ASC Subtopic 855, Subsequent Events, which incorporates guidance on subsequent events into authoritative accounting literature and clarifies the time following the balance sheet date that must be considered for subsequent events disclosures in the financial statements. We adopted this guidance effective February 1, 2009, and there was no material impact on our consolidated financial statements.

Fair Value Measurements

In April 2009, the FASB issued authoritative guidance included in ASC Subtopic 825, Financial Instruments, intended to provide additional accounting guidance and enhanced disclosures of fair values of certain financial instruments in interim and annual financial statements. We adopted this guidance effective February 1, 2009, and there was no material impact on our consolidated financial statements.

Intangibles—Goodwill and Other

In April 2008, the FASB issued authoritative guidance included in ASC Subtopic 350 Intangibles—Goodwill and Other, which is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We adopted this guidance effective February 1, 2009, and there was no material impact on its consolidated financial statements.

Fair Value Measurements

In September 2006, the FASB issued authoritative guidance included in ASC Subtopic 820, Fair Value Measurements and Disclosures, which provides guidance for fair value measurement of assets and liabilities and instruments measured at fair value that are classified in shareholders’ equity. This guidance defines fair value, establishes a fair value measurement framework and expands fair value disclosures. It emphasizes that fair value is market-based with the highest measurement hierarchy level being market prices in active markets. This guidance requires fair value measurements be disclosed by hierarchy level, an entity to include its own credit standing in the measurement of its liabilities and modifies the transaction price presumption. In February 2008, the FASB delayed the effective date for this guidance to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Accordingly, as of February 3, 2008, we adopted the authoritative guidance for financial assets and liabilities only on a prospective basis. As of February 1, 2009, we adopted the remaining provisions. The adoption of this guidance did not have a significant impact on our consolidated financial statements.

Quantitative and Qualitative Disclosure of Market Risks

Interest Rate Risk

We are subject to interest rate risk in connection with borrowings under our Opco credit facilities, which bear interest at variable rates. Borrowings under our other senior indebtedness, including the Topco credit facility and Senior Notes bear interest at fixed rates. For fixed rate debt, interest rate changes affect the fair market value of such debt, but do not impact earnings or cash flow.

We utilize interest rate swaps to hedge our interest rate risk. Effective July 6, 2007, Express, LLC entered into a receive variable/pay fixed interest rate swap agreement to mitigate exposure to interest rate fluctuations on a notional principal amount of $75.0 million of the $125.0 million variable-rate Opco term loan. The interest rate swap agreement terminates on August 6, 2010. The fair value of the interest rate swap was a liability of $2.0 million as of January 30, 2010. At January 30, 2010, the weighted-average interest rate on the outstanding balance of our Opco term loan and Opco revolving loan was 3.7%. The Opco term loan requires that Express, LLC maintain interest rate hedge agreements on a notional amount of at least 50% of the term commitments of lenders under the Opco term loan for at least 3 years. As of January 30, 2010, a 1% change in interest rates would have resulted in an incremental $0.6 million gain or loss related to this contract.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial.

Internal Control Over Financial Reporting

We restated our 2007 Successor and fiscal 2008 financial statements after certain accounting errors were identified that we determined to be material. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management identified the following material weaknesses in its internal controls: (1) we did not have the appropriate resources and controls to properly account for our deferred taxes which resulted in adjustments to our income tax expense of $1.1 million and $0.2 million in the 2007 Successor period and in fiscal 2008, respectively, and (2) we did not have adequate oversight and controls related to the accounting for complex agreements arising from transactions unrelated to our core business operations, which resulted in the following errors.

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Golden Gate Advisory Agreement. We are required to pay an annual management fee to Golden Gate under an Advisory Agreement entered into with Golden Gate in connection with the Golden Gate Acquisition. The actual advisory fee and out-of-pocket expenses payable to Golden Gate were $3.6 million and $4.2 million in the 2007 Successor period and in fiscal 2008, respectively. We had previously only accrued or paid $3.1 million and $2.4 million related to the 2007 Successor period and in 2008, respectively. This resulted in the understatement of accounts payable and accrued expenses—related parties and other operating expense, net by $0.5 million and $1.8 million in the 2007 Successor period and in fiscal 2008, respectively. See “Certain Relationships and Related Party Transactions—Golden Gate Acquisition—Golden Gate Advisory Agreement.”

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LLC Agreement. We are required to pay an advisory fee to Limited Brands under our limited liability company agreement. The fee payable to Limited Brands was $1.2 million and $1.3 million in the 2007 Successor period and in fiscal 2008, respectively. We did not accrue or pay these amounts, which resulted in the understatement of accounts payable and accrued expenses—related parties and other operating expense, net by $1.2 million and $1.3 million in the 2007 Successor period and in fiscal 2008, respectively. See “Certain Relationships and Related Party Transactions—Golden Gate Acquisition—LLC Agreement.”

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Transition Services Agreement. We are required to pay certain fees to Limited Brands for certain services provided to us under a transition services agreement. In transitioning services from Limited Brands, we overstated accrued expenses for real estate charges because payments we made were not reflected as reductions to the related liability. This resulted in an overstatement of cost of goods sold, building and occupancy costs of $0.4 million in fiscal 2008. See “Certain Relationships and Related Party Transactions—Golden Gate Acquisition—Limited Brands Transition Services Agreement.”

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Unit Purchase Agreement. When we accounted for the Golden Gate Acquisition under the Unit Purchase Agreement, we adopted an accounting policy that caused us to prematurely recognize as a liability the expense for costs related to employee relocation before the costs were actually incurred. This resulted in an overstatement of general, administrative, and store operating expenses of $0.6 million and $0.3 million in the 2007 Successor period and in fiscal 2008, respectively. We also incorrectly accounted for certain property tax payments made pursuant to the unit purchase agreement which resulted in an overstatement of $0.3 million and an understatement of $0.4 million of general, administrative, and store operating expenses in the 2007 Successor period and in fiscal 2008, respectively. See “Certain Relationships and Related Party Transactions—Golden Gate Acquisition—Purchase Agreement.”

We have remediated the material weakness associated with accounting for deferred taxes as a result of expanding our senior level resources in our tax, accounting and financial reporting groups in fiscal 2008. While we are still in the process of remediating the material weakness associated with accounting for complex agreements arising from transactions unrelated to our core business operations, we have developed and are implementing a plan to remediate this material weakness by, among other things, establishing an internal committee of accounting, legal and internal audit personnel to review our policies and accounting treatment of all complex agreements and monitor ongoing compliance with such agreements. This committee has already established a charter, selected members, held meetings, and intends to hold, at a minimum, monthly meetings on an on-going basis. In addition, we have also hired a director of external reporting to expand our financial reporting resources in conjunction with this offering.

If we fail to fully remediate this material weakness or fail to maintain effective internal controls in the future, it could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis, which could cause investors to lose confidence in our financial information or cause our stock price to decline.

BUSINESS

Our Company

Express is the sixth largest specialty retail apparel brand in the United States. With 30 years of experience offering a distinct combination of style and quality at an attractive value, we believe we are a core shopping destination for our customers and that we have developed strong brand awareness and credibility with them. We target an attractive and growing demographic of women and men between 20 and 30 years old. We offer our customers an edited assortment of fashionable apparel and accessories to address fashion needs across multiple aspects of their lifestyles, including work, casual and going-out occasions. Since we became an independent company in 2007, we have made several significant changes to our business model, including completing the conversion of our stores to a dual-gender format, re-designing our go-to-market strategy and launching our e-commerce platform, all of which we believe have improved our operating profits and positioned us well for future growth and profitability.

As of January 30, 2010, we operated 573 stores. Our stores are located primarily in high-traffic shopping malls, lifestyle centers and street locations across the United States, and average approximately 8,700 square feet. We also sell our products through our e-commerce website, express.com. Our stores and website are designed to create an exciting shopping environment that reflects the sexy, sophisticated and social brand image that we seek to project. Our product offering includes both women’s and men’s apparel and accessories, of which women’s represented 67% of our net sales and men’s represented 33% of our net sales during fiscal 2009. Our product assortment is a mix of core styles balanced with the latest fashions, a combination we believe our customers look for and value in our brand. For fiscal 2009, we generated net sales, net income and Adjusted EBITDA of $1,721.1, $75.3 and $229.8, respectively. Our Adjusted EBITDA increased 168% from $85.9 million in fiscal 2006 to $229.8 in fiscal 2009. See “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Operating Data” for a discussion of Adjusted EBITDA, an accompanying presentation of the most directly comparable GAAP financial measure and a reconciliation of the differences between Adjusted EBITDA and the most directly comparable GAAP financial measure, net income.

History and Recent Accomplishments

We opened our first store in 1980, in Chicago, Illinois as a division of Limited Brands, Inc., and launched our men’s apparel line in 1987, which we rebranded under the name Structure in 1989. In the mid 1990’s, we experienced a period of rapid expansion, resulting in the operation of over 1,000 stores by 2000, including in many cases a women’s and men’s store in the same shopping center. In 2001, we began to consolidate our separate women’s and men’s stores into combined dual-gender stores under the Express brand. In 2007, we began to operate as a standalone company and have since implemented and completed numerous initiatives to strengthen our business, including:

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Transitioned to Standalone Company. As a standalone company, we have made a number of changes to improve our organization, reinvest in our business and align incentives with our performance. Among these, we rehired Michael Weiss as our President and CEO in July 2007. Mr. Weiss has been President of Express for over 20 years and has more than 40 years of experience in our industry. We have also worked to build depth in our organization, including by strengthening our merchandising and design teams and improving the processes by which we make product decisions. In addition, we have transitioned our corporate structure and team to be more entrepreneurial and focus decisions on profitability and return on investment instead of sales volume maximization.

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Completed Dual-Gender Store Conversion. During the last nine years, we have significantly improved the efficiency of our store base by consolidating separate women’s and men’s stores that were located in the same shopping center into combined dual-gender stores. Over this time period, this conversion has allowed us to reduce our total gross square footage by approximately 30%. In shopping centers where conversions took place, we reduced our square footage per center from approximately 13,500 square feet to approximately 8,700 square feet. We believe our converted store model has resulted in higher store productivity and lower store expenses, leading to increased profitability.

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Redesigned Go-To-Market Strategy. Since 2007, we have revised the process by which we design, source and merchandise our product assortment. We now design a greater number of styles, colors and fits of key items for each season and test approximately three-quarters of our product early in each season at a select group of stores before ordering for our broader store base. Based on the data gathered from product testing, our merchants are able to refine and narrow the items ordered for each season. We have also worked with our vendors to reduce our lead times, allowing us to make buying decisions closer to each selling season. We believe the results of these changes are higher product margins from reduced markdowns, lower inventory risk and a more relevant product offering for our customers.

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Reinvested in Our Business to Support Growth. Over the past three years, we have expanded several of our key functional departments and shifted our marketing focus to better position our company for long-term growth. For example, we have increased the number of merchants by 50%, allowing our merchandising organization to focus on specific sub-categories and lines to ensure we have consistent quality and design offered across our broad range of fashion products. In addition, we have placed increased focus on long-term brand-building initiatives.

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Launched Express.com. We launched our e-commerce website, express.com, in July 2008, offering our customers a new channel to access our products. We believe our e-commerce platform has improved the efficiency of our business by allowing us to monitor real-time customer feedback, enhancing our product testing capabilities, expanding our advertising reach and providing us with a merchandise clearance channel. In fiscal 2009, our e-commerce sales increased 231% relative to the fiscal 2008 but still only represented approximately 5% of our net sales in fiscal 2009.

Competitive Strengths

We attribute our success to the following competitive strengths:

Established Lifestyle Brand. With 30 years of brand heritage, we have developed a distinct and widely recognized brand that we believe fosters loyalty and credibility among our customers who look to us to provide the latest fashions and quality at an attractive value. We are the sixth largest specialty retail apparel brand in the

United States in terms of 2008 sales and we believe we are the largest specialty lifestyle brand focused on the 20 to 30 year old customer demographic. According to the 2007 Market Survey, we have more than 90% aided brand awareness among our core customer demographic. We believe that our brand awareness and product offering makes our stores a compelling and frequent destination for our customers.

Attractive Market and Customer Demographic. According to the NPD Group, in the twelve months ended June 30, 2009, our brand represented approximately 5% of the $20 billion upscale specialty apparel market for 18 to 30 year old women and men in the United States. During that period, this upscale specialty apparel market accounted for 42% of the $46 billion total apparel market for 18 to 30 year old women and men in the United States. Our customer demographic is a growing segment of the United States population, and we believe that the Express brand appeals to a particularly attractive subset of this group. Based on the 2007 Market Survey, our customers are frequent, fashion-conscious shoppers who spend a higher percentage of their budget on fashion compared to the broader population and shop for clothing at least once every few weeks, and our female customers spend approximately $1,700 on clothing annually, nearly 50% more than the average female specialty retail shopper.

Sophisticated Design, Sourcing and Merchandising Model. We believe that we have an efficient, diversified and flexible supply chain that allows us to quickly identify and respond to trends and to bring a tested assortment of products to our stores. We believe our model allows us to better meet customer needs and enables us to reduce inventory risk and improve product margins from reduced markdowns. We design our entire product assortment in our New York City design studio based on an extensive review of fashion trends, styles, fabrics, colors and fits for the upcoming season. Our product testing processes early in the season allow us to test approximately three-quarters of our merchandise in select stores before placing orders for our broader store base. In addition, we assess sales data and new product development on a weekly basis in order to make in-season inventory adjustments where possible and to allow us to respond to the latest trends. We utilize a diversified network of third-party manufacturers located throughout the world that we believe allows us to source the high quality products that our customers demand at competitive prices.

Optimized Real Estate Portfolio. Our stores are located in high-traffic shopping malls, lifestyle centers and street locations in 47 states across the United States, and are diversified across all regions. During the last nine years we have completed the conversion of our store base into dual-gender stores from separate women’s and men’s stores, which has reduced our total square footage by approximately 30%. We believe that over this period, this conversion has brought our average store size in-line with other dual-gender specialty retailers, has contributed to improved per store sales and profitability and has positioned us to continue to drive improvement in store sales and margins. We believe we also benefit from 30 years of operating experience identifying and opening new stores. As a result of our strong brand and established presence, we have been able to acquire high-traffic locations in most retail centers in which we operate. Substantially all of our stores were profitable in fiscal 2009.

Proven and Experienced Team. Michael Weiss, our President and Chief Executive Officer, has more than 40 years of experience in the fashion industry and has served as our President for over 20 years. In addition, our senior management team has an average of 25 years of experience across a broad range of disciplines in the specialty retail industry, including design, sourcing, merchandising and real estate. Experience and tenure with Express extends deep into our organization. For example, our district managers and store managers have been with Express for an average of ten years and seven years, respectively.

Business Strategy

Key elements of our business and growth strategies include the following:

Improve Productivity of Our Retail Stores. We believe that the efforts we have taken over the last several years to optimize our store base through conversion to dual-gender stores and to improve our go-to-market strategy have positioned us well for future growth. We seek to grow our comparable store sales and operating margins by executing the following initiatives:

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Continuing to Refine Our Go-to-Market Strategy. As we increase testing and refine our go-to-market strategy, we believe our in-store product assortment will be more appealing to our customers and will help us to decrease markdowns and increase sales and product margins;

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Recapture Market Share in Our Core Product Categories. Approximately five years ago we shifted our product mix, which included a high percentage of tops, casual bottoms and denim to increase our focus on a more premium wear to work assortment. In the last several years we have re-focused on a broader lifestyle clothing mix consistent with our brand heritage. Based on our historical peak sales levels across product categories, we believe there is opportunity for us to recapture sales as our customers re-discover Express in certain product categories, which are specifically casual and party tops, dresses and denim. We believe our efforts to deliver a clear and consistent brand message provides us with additional opportunities to increase sales in core categories that will allow us to return to historical volumes; and

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Improve Profit Margins. We believe we have the opportunity to continue to improve margins through further efficiencies in sourcing and continued refinement of our merchandising strategy. We plan to leverage our infrastructure, corporate overhead and fixed costs through our converted dual-gender store format.

Expand Our Store Base. While there has been significant growth in retail shopping centers during the last decade, we have focused on converting our existing store base to a dual-gender format and have opened few new stores over this time period. As a result, we believe there are numerous attractive, high-traffic locations that present opportunities for us to expand our store base. We currently plan to open an average of 30 new stores across the United States and Canada over each of the next five years, representing annual store growth of approximately 5%.

Expand Our e-Commerce Platform. In July 2008, we launched our e-commerce platform at express.com, providing us with a direct-to-consumer sales channel. In fiscal 2009, our e-commerce sales increased 231% relative to fiscal 2008 but still only represented approximately 5% of our net sales in fiscal 2009. We believe that our target customer regularly shops online, and we see continued opportunity to grow our e-commerce business by providing our customers with a seamless retailing experience. In addition, we believe our multi-channel platform will allow us to continue to improve overall profit margins as our e-commerce business becomes an increased percentage of our sales.

International Expansion with Development Partners. We believe Express has the potential to be a successful global brand. We recently have begun to bolster our brand image and awareness outside of the United States. There are currently four Express stores in the Middle East, which were constructed through a development agreement with Alshaya Trading Co. Through our development agreement, we earn royalty payments from these stores with no capital investment or inventory risk. The agreement allows us to control our brand image, store design and the product assortment offered in these stores. Over the next five years, we believe there are additional opportunities to expand the Express brand internationally through additional low capital development arrangements.

Our Industry

According to the NPD Group, a leading provider of global market information, retail sales of domestic apparel totaled $159 billion in the United States in the twelve months ended June 30, 2009. We operate primarily in the specialty retail distribution channel of this market, which represented 32.7% of the total industry, or $53.5 billion in retail sales, in 2008. According to the United States Census Bureau, the specialty retail channel has grown 37% from 2000 to 2007 and continues to gain share from the department store channel. Our core customer demographic within this segment is 20 to 30 year old women and men. According to United States Census Bureau, this segment of the population is growing, with steady growth projected through 2015.

Our Products

We offer our customers an edited assortment of fashionable merchandise to address multiple aspects of their lifestyle, including work, casual and going-out occasions. Our products are created by our in-house design team and range from core styles to the latest fashions. We believe we have developed a portfolio of products that have significant brand value, including the Editor pant, of which we have sold approximately 16 million over the last seven years, Essential and 1MX shirts, and our Stella, Zelda and Eva lines of denim. We believe our products offer our customer an attractive value. We focus on providing our customers with items made from high-quality materials that are designed to last for several seasons, and we believe our customers have come to expect durability from our brand. For fiscal 2009, approximately 67% of our net sales were from women’s apparel and accessories and 33% were from men’s apparel and accessories.

We design our products and display them in our stores in a coordinated manner to encourage our customers to purchase multi-item outfits as opposed to individual items. We believe this allows us to better meet our customers’ shopping objectives while differentiating our product line from competitors. On average, our customers purchase two to three items per transaction. In season, we monitor cross-selling trends in order to optimize our in-store and online product assortment and collection recommendations.

Design and Merchandising

Our internal design and merchandising team designs high-quality products that reinforce our brand image. Our products are designed to reflect the latest fashions and colors, and we seek to incorporate high-quality fabrics and construction as well as consistent fits and detailing. We have strategically located our design studio on 5th Avenue in New York City to ensure that our staff of over fifty designers are immersed in the heart of New York City’s fashion community and have easy access to inspiration from other high-fashion markets in Europe and abroad. We believe our dual offices in New York City and Columbus, Ohio provide us a balanced design and merchandising perspective.

We develop four seasonal collections per year and then subdivide them so that we have monthly product introductions in our stores. The seasonal design process begins approximately 45 weeks in advance of store delivery with a collaborative planning effort between our designers, merchandisers and finance staff. Each season is carefully planned based on a number of inputs, including the previous year’s sales, recent fashion trends and customer feedback. Over the course of the design process, the seasonal assortment is refined based on in-store tests and continual review of fashion trends. We engage in early season testing across all product categories and test approximately three-quarters of our merchandise in select stores before placing orders for our company-wide store base. In addition, our designers establish contingency plans in the event that a particular product performs differently than anticipated. We assess sales data on a weekly basis in order to make in-season inventory adjustments where possible and to allow us to respond to the latest trends. We utilize a broad base of manufacturers located throughout the world that we believe produce goods at the levels of quality that our customers demand, and we are able to use manufacturers from this base that can supply products to us on a timely basis at competitive prices relative to our other providers. We conduct extensive post-season reviews of our products to identify areas in which our merchandising process can be improved. We believe that each of these components of our merchandising model helps us to maximize our sales and margins and reduce our inventory risk. As a result, a greater percentage of our products are sold at full-price, and we have experienced an approximate 30% reduction in markdowns since 2007.

Sourcing

Our Sourcing Strategy

Our sourcing approach is focused on optimizing quality, speed of production and cost of our merchandise and is a key element of our success. To accomplish this, we have established collaborative relationships with our third-party vendors and agents. We believe our sourcing strategy maximizes our speed to market and allows us to respond quickly to customers’ preferences. We have weekly calls with many of our vendors to optimize the use of fabric and supplies to meet the needs of our customers. We have the ability in our supply chain to place and receive orders within eight to twelve weeks, and also have the ability to track popular items and place refill orders and re-stock merchandise at our distribution center within five to eight weeks.

Our Sourcing Methods

We do not own or operate any manufacturing facilities and as a result contract with third-party vendors for production of our merchandise. We purchase apparel and accessories both from importers, including through intermediaries, and directly from manufacturers. Our relationships with our direct manufacturers are sometimes supported by intermediaries, who help coordinate our purchasing requirements with the factories. In exchange for a commission, these buying agents identify suitable vendors and coordinate our purchasing requirements with vendors by placing orders for merchandise on our behalf, ensuring the timely delivery of goods to us, obtaining samples of merchandise produced in factories, inspecting finished merchandise and carrying out administrative communications on our behalf. One of the buying agents we work with is MAST Industries, Inc., an affiliate of Limited Brands. Our relationship with MAST is discussed in the section entitled “Certain Relationships and Related Party Transactions.”

We purchase the majority of our merchandise outside of the United States through arrangements with approximately 90 vendors utilizing approximately 350 foreign manufacturing facilities located throughout the world, primarily in Asia and Central and South America. Our top ten manufacturers, based on cost, supplied 34% of our merchandise in fiscal 2009. MAST assisted us with the purchase of $359.9 million, $616.3 million, and $480.7 million of our goods in Successor 2007, fiscal 2008, and fiscal 2009, respectively, representing 87%, 76%, and 68% of total goods purchased during those periods. Approximately 92% to 96% of the amounts paid to MAST consist of pass through costs for products sourced from manufacturers that we have a direct relationship with. The remainder of the amounts paid to MAST relate to fees charged to us in their capacity as a buying agent. Our unit volumes, long-established vendor relationships and our knowledge of fabric and production costs, combined with a flexible, diversified sourcing base, enable us to buy high-quality, low cost goods. We source from over 25 countries and are not subject to long-term production contracts with any of our vendors, manufacturers or buying agents.

Quality Assurance and Compliance Monitoring

Regardless of the sourcing method used, each factory, subcontractor, supplier and agent that manufactures our merchandise is required to adhere to our Code of Vendor Conduct, contained within our Master Sourcing Agreement, which is designed to ensure that each of our suppliers’ operations are conducted in a legal, ethical and responsible manner. Our Code of Vendor Conduct requires that each of our suppliers operates in compliance with applicable wage, benefit, working hours and other local laws, and it forbids the use of practices such as child labor or forced labor. We monitor compliance through the use of third parties who conduct regular factory audits.

Distribution

We centrally distribute finished products from third-party distribution centers in Columbus, Ohio and Warren, Pennsylvania. The Columbus, Ohio facility is approximately 418,000 square feet and is operated under a long-term logistics services agreement with an affiliate of Limited Brands. Our long-term contract with an affiliate of Limited Brands is discussed in the section entitled “Certain Relationships and Related Party Transactions”. All of our merchandise is received, inspected, processed, warehoused and distributed through the Columbus distribution facility. Merchandise is typically shipped to our stores and to the Warren distribution facility via third-party delivery services multiple times per week, providing them with a steady flow of new inventory.

Our facility in Warren, Pennsylvania is used both to fulfill all orders placed through our website and to perform call center operations. This facility is operated by an affiliate of Golden Gate. Merchandise at this facility is received from our Columbus, Ohio distribution facility and is sent directly to customers via third-party delivery services.

In Fall of 2010 we plan to transition our fulfillment operations to a facility in Groveport, Ohio. We believe that this transition will provide several benefits including faster replenishment of out-of-stock inventory, more efficient trucking lanes to our customers, reduced delivery costs, and ease of oversight and management of our third party provider.

We believe our customer call center, order fulfillment and distribution operations are designed to handle customer orders and distribute merchandise to stores in a customer-friendly, efficient and cost-effective manner. We believe that these facilities are sufficient to accommodate our expected growth over the next several years.

For additional information on our third-party distribution relationships, see “Certain Relationships and Related Party Transactions.”

Our Stores

As of January 30, 2010, we operated 573 stores in 48 states throughout the United States, including 525 dual-gender stores, 29 women’s stores and 19 men’s stores. Our retail stores are located in high-traffic shopping malls, lifestyle centers and street locations. Over the last several years, we have actively consolidated our presence in most of our shopping centers into one dual-gender store from separate women’s and men’s stores. We believe this consolidation allows us to compete more effectively with other dual-gender specialty retailers and has significantly improved our productivity, contributing to in an increase in net sales per gross square foot from $260 in 2001 to $321 in 2009. We have completed this store conversion process and do not plan to convert our remaining standalone women’s and men’s stores. These stores are generally in locations that we consider to be favorable and in some cases where adequate space for a dual-gender store is not available.

Our average retail store is approximately 8,700 square feet and generates sales of approximately $2.9 million per year. The first table below indicates certain historical information regarding the number of stores by type of location, the total gross square footage (which includes retail selling, storage and back-office space) of all stores and the average gross square footage of our stores as of the end of the fiscal year indicated. The second table below indicates certain historical information regarding the number of women’s stores, men’s stores and dual-gender stores as of the end of the fiscal year indicated.

	2004	2005	2006	2007	2008	2009
Mall	760	627	551	490	480	473
Lifestyle Center	71	73	69	68	74	75
Street	53	43	38	29	27	25

Total	884	743	658	587	581	573

Total gross square footage (in thousands)	6,867	6,477	5,777	5,142	5,032	4,995
Average gross square footage	7,768	8,718	8,780	8,760	8,661	8,716

	2004	2005	2006	2007	2008	2009
Women’s stores	467	326	195	67	42	29
Men’s stores	223	113	69	34	26	19
Dual-gender stores	194	304	394	486	513	525

Total stores	884	743	658	587	581	573

Percentage of total stores that are dual-gender stores	22%	41%	60%	83%	88%	92%

Store Locations

The following store list shows the number of stores we operated as of January 30, 2010:

State	Count
Alabama	9
Arizona	8
Arkansas	2
California	71
Colorado	11
Connecticut	9
Delaware	2
District of Columbia	2
Florida	39
Georgia	18
Hawaii	1
Idaho	1
Illinois	32
Indiana	9
Iowa	8
Kansas	4
Kentucky	5

State	Count
Louisiana	7
Maine	1
Maryland	10
Massachusetts	18
Michigan	20
Minnesota	14
Mississippi	2
Missouri	11
Nebraska	3
Nevada	7
New Hampshire	4
New Jersey	21
New Mexico	3
New York	38
North Carolina	15
North Dakota	1
Ohio	20

State	Count
Oklahoma	5
Oregon	4
Pennsylvania	24
Rhode Island	3
South Carolina	9
South Dakota	1
Tennessee	10
Texas	52
Utah	5
Vermont	1
Virginia	17
Washington	7
West Virginia	1
Wisconsin	8

Total	573

Store Design and Environment. We design our stores to create a distinctive and engaging shopping environment that we believe resonates with our customers. Our stores feature a vibrant and youthful look, bright signage and popular music. Our stores are constructed and finished to allow us to efficiently shift merchandise displays throughout the year as seasons dictate. To further enhance our customers’ experience, we seek to attract enthusiastic store associates who are knowledgeable about our products and are able to offer superior customer service and expertise. We believe that our store atmosphere enhances our brand as a provider of the latest fashions.

North American Store Growth

Now that we have completed our transition to a dual-gender store base, we plan to open an average of 30 new stores per year in the United States and Canada in each of the next five years. Our new store strategy is to open stores of the same size, location type and productivity as in our current fleet. Based on our new stores opened since July 2008, opening new stores has consistently been an attractive use of capital by generating an average pretax cash return on investment of approximately 50%. Our average net investment to open a new store during the last three fiscal years was approximately $0.6 million.

We intend to focus on opening stores in high-traffic malls, lifestyle centers and street locations. We plan to utilize our in-house real estate team to identify attractive locations, negotiate leases and manage the construction costs for our new stores. In selecting shopping centers in which to locate a new store, we target locations with demographics that resemble those of our current locations, including a large 18 to 30 year old customer base, and favorable lease terms. We generally seek to locate our stores in malls in which similar fashion retailers have performed well. Within the shopping centers in which we seek to locate stores, we target locations in high-traffic areas of the shopping center and near other popular retailers that cater to our customers. We also focus on evaluating the market and mall-specific competitive environment for potential new store locations. We seek to diversify our store locations regionally and by caliber of mall. We have currently identified approximately 300 potential sites for new stores with appropriate market characteristics.

International Stores

In 2009, we entered into a development agreement in the Middle East with Alshaya Trading Co. under which the Alshaya Trading Co. constructs and operates Express stores, and we charge a royalty based on monthly sales volume. As of January 30, 2010, the Alshaya Trading Co. operated four Express stores located in Saudi Arabia, Kuwait, and the United Arab Emirates under this arrangement. Beyond North America, we intend to continue to pursue development agreements to expand our global presence in the Middle East and other select regions internationally. We believe that partnering with companies and individuals that have significant experience and proven success in the target country is to our advantage because it allows us to leverage our partners’ knowledge of local markets to improve our probability of success and reduce capital investment and risk.

Properties

We do not own any real property. Our 161,000 square foot principal executive office and 418,000 square foot distribution facility are located in Columbus, Ohio and are leased from Limited Brands. Our Columbus, Ohio distribution facility is also operated by Limited Brands. Our lease for both facilities expires in 2016. For additional information on these arrangements with Limited Brands, see “Certain Relationships and Related Party Transactions—Golden Gate Acquisition—Logistics Services Agreement.” We also lease office space for our design and merchandising functions in New York City at 111 Fifth Avenue under a lease agreement that expires in July 2014.

All of our stores are leased from third parties, including nine subleases from Limited Brands, and the leases typically have terms of ten years with options to renew for additional multi-year periods thereafter. Some of our leases have early cancellation clauses, which permit the lease to be terminated by us or the landlord if certain sales levels are not met in specific periods or if a shopping center does not meet specified occupancy standards. In addition to future minimum lease payments, most of our store leases provide for additional rental payments based on a percentage of net sales if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges, real property insurance and real estate taxes. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions.

We believe that our facilities are generally adequate for current and anticipated future use, although we may from time to time lease new facilities or vacate existing facilities as our operations require.

Internet Website

Since 2008, our customers have been able to purchase our merchandise over the Internet at our website, express.com. In fiscal 2009, our e-commerce sales increased 231% relative to fiscal 2008, but still only represented approximately 5% of our net sales in fiscal 2009. We design and operate our website using an in-house technical staff. Our website emphasizes simplicity and ease of customer use while integrating the Express brand’s fashion-oriented imagery used in our stores. We update our website periodically throughout the day to accurately reflect product availability and to determine where on the website a particular product generates the best sales. In addition to selling our regular merchandise on our website, we also use our website as a means to sell marked-down merchandise.

Our current fulfillment operation is located in Warren, Pennsylvania and is owned and operated by an affiliate of Golden Gate. In the Fall of 2010 we plan to transition our fulfillment operations to facilities in Groveport, Ohio, which is also owned and operated by an affiliate of Golden Gate.

Store Management and Training

We believe that our store managers and associates are key to our success. Each of our retail stores is led by a store manager and, depending on the volume of the store, one or two co-managers as well as part-time management associates. We believe that our managers and associates are committed to our customers and are passionate about our brand. On average, our store managers have been with Express for seven years. The number of store associates we employ generally increases during peak selling seasons, particularly the early fall shopping trends as well as the winter holiday seasons, and will increase to the extent that we open new stores.

We empower our managers and associates to deliver a superior shopping experience through training, fostering a culture of accountability and providing them with sales data that helps them to optimize their own store. While general guidelines for our merchandise assortments, store layouts and in-store visuals are provided by our home office, we give our store managers and district managers substantial discretion to tailor their stores to the individual market and empower them to make store-level business decisions. Our comprehensive training programs are offered at the store, regional and national levels. Our programs allow managers from all geographic locations to interact with each other and to exchange ideas to better operate stores. Our regional, district and store managers are compensated in part based on the sales volume of the store or stores they manage.

Through our training, evaluation and incentive programs, we seek to enhance the productivity of our store associates. Our store associates receive extensive training from their managers to improve their product expertise and selling skills. We evaluate our store associates on measures such as sales per associate hour, items per transaction and dollars per transaction to ensure consistent productivity, to reward top performers and to identify potential training opportunities. We bring our top managers to a conference each year in order to reward them for their performance and provide them with additional management training.

Marketing and Advertising

We use a variety of marketing vehicles to increase customer traffic and build brand loyalty. These include direct mail offers, e-mail communications, in-store promotions and magazine, web-based banner and search advertising and social networking sites, such as Facebook and Twitter. We use our proprietary database, which includes the purchasing habits, fashion preferences and other key information on over 12 million customers who have made purchases within the last twelve months, to tailor our marketing efforts to our customers. We have begun testing new media channels to increase our exposure to our customers in order to increase our brand value.

The success of our products also results in frequent placement and promotion of our products and brand in the mainstream media, including editorial print and television credits. We also actively work to expose our products by encouraging celebrities to wear our fashions and regularly receive press coverage of our products as a result of celebrities who wear Express clothing. In 2009, Express was referenced in approximately 500 editorial and television credits through outlets such as Lucky, Cosmopolitan, Glamour, Elle, Marie Claire, InStyle, GQ and Vogue. We believe such references reinforce our brand image and we have an in-house public relations group that works to maximize such opportunities.

We offer a private-label credit card through an agreement with World Financial Network National Bank, under which World Financial Network National Bank owns the credit card accounts and Alliance Data Systems Corporation provides services to our private-label credit card customers. All of our proprietary credit cards carry the Express brand. We believe that our credit card rewards program encourages frequent store and website visits and promotes multiple-item purchases, thereby cultivating customer loyalty to the Express brand and increasing sales.

Management Information Systems

Our management information systems provide a full range of business process support and information to our store, merchandising, financial and real estate business teams. We believe the combination of our business processes and systems provide us with improved operational efficiencies, scalability, increased management control and timely reporting that allow us to identify and respond to trends in our business. We utilize a combination of customized and industry standard software systems to provide various functions related to:

•	point-of-sales;

•	inventory management;

•	design;

•	planning and distribution; and

•	financial reporting.

We believe our management information systems benefit us through enhanced customer service, more efficient operations and increased control over our business.

Over the last few years, we have substantially completed a transition to standalone information technology platforms from sharing many parts of our information systems and hardware with our former parent, Limited Brands. We expect to complete our transition by mid-2010 after working with our existing point of sale equipment vendor to upgrade certain elements of our existing system.

Competition

The specialty apparel retail market is highly competitive. We compete primarily with other specialty retailers, higher-end department stores and Internet businesses that engage in the retail sale of women’s and men’s apparel, accessories and similar merchandise targeting customers aged 18 to 30. We believe the principal basis upon which we compete are design, quality, price and customer service. We believe that our primary competitive advantages are consumer recognition of the Express brand name, strong real estate locations and a passionate employee sales force that creates a customer focused shopping experience. We believe that we also differentiate ourselves from competitors on the basis of our consistent look by our in-house product design team, our ability to offer a balanced assortment of core styles and the latest fashions, our focus on the quality of our product offerings and the attractive value we offer to our customers.

Our success also depends in substantial part on our ability to originate and define product and fashion trends so that we can anticipate, gauge and react to changing consumer demands on a timely basis. While we do not believe that any retailer directly competes with us on all of these attributes, we believe our competitors include other specialty retailers and department stores, including Aéropostale, American Eagle Outfitters, Banana Republic, Bebe, Forever21, Gap, Guess?, J. Crew, Macy’s and Zara. Further, we may face new competitors and increased competition from existing competitors as we expand into new markets and increase our presence in existing markets.

Intellectual Property

The Express trademark and certain variations thereon, such as Express Fashion, are registered or are subject to pending trademark applications with the United States Patent and Trademark Office and with the registries of many foreign countries. In addition, we own domain names, including express.com, for our primary trademarks. We believe our material trademarks have significant value and we vigorously protect them against infringement.

Regulation and Legislation

We are subject to labor and employment laws, including minimum wage requirements, laws governing advertising and promotions, privacy laws, safety regulations and other laws, such as consumer protection regulations that govern product standards and regulations with respect to the operation of our stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

A substantial portion of our products are manufactured outside the United States. These products are imported and are subject to United States customs laws, which impose tariffs as well as import quota restrictions for textiles and apparel. Some of our imported products are eligible for duty-advantaged programs. While importation of goods from foreign countries from which we buy our products may be subject to embargo by United States customs authorities if shipments exceed quota limits, we closely monitor import quotas and believe we have a diversified sourcing network to allow us to efficiently shift production to factories located in countries with a similar manufacturing base if necessary.

Employees

As of January 30, 2010, we had over 17,000 employees of which approximately 14,000 were part-time employees. Of this total number, approximately 500 employees were based at our corporate headquarters, approximately 100 regional and district managers were employed in the field, approximately 1,500 store managers and co-managers and approximately 15,000 sales associates were located in our stores. None of our employees are represented by a union and we have had no labor-related work stoppages. We believe our relations with our employees are good.

Seasonality

Our business is seasonal and, historically, we have realized a higher portion of our net sales and net income in the third and fourth fiscal quarters due primarily to early fall selling patterns as well as the impact of the holiday season. In fiscal 2009, 57% of our net sales were generated in the third and fourth fiscal quarters, while 43% were generated in the first and second fiscal quarters. Working capital requirements are typically higher in the second and fourth quarters due to inventory-related working capital requirements for holiday and early Fall selling periods. Our business is also subject, at certain times, to calendar shifts, which may occur during key selling periods close to holidays such as Easter, Thanksgiving and Christmas and regional fluctuations for events such as sales tax holidays.

Legal Proceedings

In addition to the matter described below, we are subject to various other legal claims and proceedings which arise in the ordinary course of our business, including employment related claims, involving routine claims incidental to our business. Although the outcome of these routine claims cannot be predicted with certainty, we do not believe that the ultimate resolution of these claims will have a material adverse effect on our results of operations, financial condition or cash flows.

In February 2009, Express, LLC was named as a defendant in a purported class action lawsuit in a complaint filed in the Superior Court of California in the County of Santa Clara. The complaint alleges claims concerning the failure by Express, LLC to provide meal and rest periods to its employees and various related claims. See Note 15 to our consolidated financial statements as of January 30, 2010 included elsewhere in this prospectus.

MANAGEMENT

Below is a list of the names and ages (as of April 29, 2010) of our directors, director designee and executive officers and a brief account of the business experience of each of them.

Name	Age	Position
Michael A. Weiss	69	President and Chief Executive Officer, Director
Matthew C. Moellering	43	Executive Vice President—Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary
Colin Campbell	51	Executive Vice President—Sourcing and Production
Lisa A. Gavales	46	Executive Vice President—Chief Marketing Officer
Fran Horowitz-Bonadies	46	Executive Vice President—Women’s Merchandising and Design
David G. Kornberg	42	Executive Vice President—Men’s Merchandising and Design
John J. (“Jack”) Rafferty	58	Executive Vice President—Planning and Allocation
Jeanne L. St. Pierre	50	Executive Vice President—Stores
Douglas H. Tilson	52	Executive Vice President—Real Estate
Elliott R. Tobias	49	Executive Vice President—Human Resources
David C. Dominik	54	Director
Timothy J. Faber	48	Director
Stefan L. Kaluzny	43	Chairman of the Board
Jennie W. Wilson	46	Director
Michael F. Devine, III	51	Director Designee

Executive Officers

Michael A. Weiss has served as our President and Chief Executive Officer and a member of our board of directors since returning to our company in July 2007. From 2004 to July 2007 he was retired, but returned to our company in connection with the Golden Gate Acquisition. He previously served as our President and Chief Executive Officer from 1997 to 2004. Prior to that, he served as the Vice Chairman of Limited Brands from 1993 to 1997. He served as our President from 1982 to 1993 and prior to that served with Express when it was founded, starting as a merchandise manager for what was then an eight store experimental division of Limited Brands. In addition to his prior service as a director at Borders Group, Inc., Chico’s FAS, Inc. and Pacific Sunwear of California Inc., Mr. Weiss currently serves as a director at Collective Brands, Inc., a position he has held since 2005, and is a member of its governance and compensation committees. As a result of these and other professional experiences, Mr. Weiss possesses particular knowledge and experience in retail and merchandising; branded apparel and consumer goods; and leadership of complex organizations that strengthen the board’s collective qualifications, skills, and experience.

Matthew C. Moellering has served as our Executive Vice President, Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary since October 2009. Prior to that, he served as our Senior Vice President, Chief Financial Officer, Treasurer and Secretary from July 2007 to October 2009 and our Vice President of Finance from September 2006 to July 2007. Prior to that, he served in various roles with Limited Brands from February 2003 to September 2006, most recently as Vice President of Financial Planning. He started with Limited Brands as a Finance Director from 2003 until 2004. Prior to that, Mr. Moellering served in various roles with Procter and Gamble where he was employed from July 1995 until February 2003 and prior to that as an officer in the United States Army.

Colin Campbell has served as our Executive Vice President of Sourcing and Production since June 2005. Prior to that, from March 1997 to June 2005, Mr. Campbell held a number of leadership positions for various divisions of Limited Brands including Cacique and Limited Stores and was an Executive Vice President of Western Hemisphere Operations at MAST from 2003 to 2005. Prior to that, from 1985 to 1997, Mr. Campbell was Vice President of Operations for the dress division of Liz Claiborne. He has also worked in production leadership positions with Bentwood Brothers LTD in England and Daks-Simpson LTD in Scotland.

Lisa A. Gavales has served as our Executive Vice President and Chief Marketing Officer since January 2008. Prior to that, she worked with Bloomingdale’s for 13 years in a number of merchandising and marketing roles, most recently as Senior Vice President of Marketing from 2000 to 2007. Ms. Gavales has also worked for Pricewaterhouse and Habberstad International. She began her career in the training program at R. H. Macy’s & Co.

Fran Horowitz-Bonadies has served as our Executive Vice President of Women’s Merchandising and Design since December 2007. Prior to that, she served as our Senior Vice President and General Merchandise Manager from December 2005 to December 2007. Prior to that, she served as our Vice President and Merchandise Manager from March 2005 to December 2005. Prior to that, she worked at Bloomingdale’s for 13 years in various merchandising roles. Ms. Horowitz-Bonadies also worked early in her career in buying positions at Bergdorf Goodman, Bonwit Teller and Saks Fifth Avenue.

David G. Kornberg has served as our Executive Vice President of Men’s Merchandising and Design since December 2007. He served as our Senior Vice President and General Merchandise Manager from 2003 to December 2007. Prior to that, he was a Vice President of Business Development with Disney Stores. Mr. Kornberg spent the first ten years of his career with Marks & Spencer PLC in the United Kingdom.

John J. (“Jack”) Rafferty has served as our Executive Vice President of Planning and Allocation since 1999 after joining Express as Vice President of Planning and Allocation in 1998. Prior to Express, Mr. Rafferty held a number of planning and allocation leadership roles with Limited Brands. These roles include Vice President of Planning and Allocation for Lerner from 1990 to 1998, Vice President of Lane Bryant from 1988 until 1990 and Director of Planning and Allocation for Sizes Unlimited from 1984 to 1986. Mr. Rafferty started his career in various planning and allocation roles with Korvettes, Casual Corner and Brooks Fashion.

Jeanne L. St. Pierre has served as our Executive Vice President of Stores since March 2004. Prior to that, she was the Zone Vice President for Bath & Body Works from November 1998 until March 2004. Prior to that, she served as both a Regional Vice President and a District Manager with Ann Taylor. Ms. St. Pierre was also a District Manager for Abercrombie & Fitch, a Training Store Manager for Talbots and an Allocator for Express earlier in her career.

Douglas H. Tilson has served as our Executive Vice President of Real Estate since October 2009. Prior to that, he served as our Senior Vice President of Real Estate from October 2007 to October 2009. Prior to that, he was with Steiner & Associates as Senior Vice President of Leasing from April 2005 until October 2007. Prior to that, Mr. Tilson was Senior Vice President of Real Estate for Tween Brands from July 1999 until April 2005 and served in a number of senior Real Estate positions with Limited Brands from January 1987 until July 1999. Prior to that he was a labor attorney with the Columbus, Ohio-based law firm Porter, Wright, Morris & Arthur LLP from June 1984 until January 1987.

Elliott R. Tobias has served as our Executive Vice President of Human Resources since October 2009. He joined Express as our head of Human Resources in March 2006 and was promoted to Senior Vice President in March 2007. Prior to that, Mr. Tobias held numerous human resources leadership roles with Limited Brands from October 2001 to March 2006 and with Macy’s Department Stores from November 1986 to October 2001. Prior to that, Mr. Tobias started his career in human resources in various roles with Modell’s Sporting Goods and Fortunoff’s.

Directors and Director Designee

As the sixth largest specialty retail apparel brand in the United States, we believe our board of directors should be composed of individuals with sophistication and experience in many substantive areas that impact our business. We believe experience, qualifications, or skills in the following areas are most important: retail merchandising; marketing and advertising; apparel and consumer goods; manufacturing, sales and distribution; accounting, finance, and capital structure; strategic planning and leadership of complex organizations; legal/ regulatory and government affairs; people management; and board practices of other major corporations. We believe that all our current board members possess the professional and personal qualifications necessary for board service, and have highlighted particularly noteworthy attributes for each board member in the individual biographies below, or above in the case of Mr. Weiss.

Michael F. Devine, III will become a member of our board of directors upon the completion of this offering. Mr. Devine was appointed Senior Vice President and Chief Financial Officer of Coach in December 2001 and Executive Vice President in August 2007. Prior to that, Mr. Devine served as Chief Financial Officer and Vice President—Finance of Mothers Work, Inc. (now known as Destination Maternity Corporation) from February 2000 until November 2001. From 1997 to 2000, Mr. Devine was Chief Financial Officer of Strategic Distribution, Inc. Prior to that, Mr. Devine was Chief Financial Officer at Industrial System Associates, Inc. from 1995 to 1997, and for the prior six years he was the Director of Finance and Distribution for McMaster-Carr Supply Co. He also serves as a member of the Board of Directors of NutriSystem, Inc. Mr. Devine holds a B.S. in Finance and Marketing from Boston College and an M.B.A. in Finance from the Wharton School of the University of Pennsylvania. As a result of these and other professional experiences, Mr. Devine possesses particular knowledge and experience in retail merchandising; accounting, finance, and capital structure; strategic planning and leadership of complex organizations; and board practices of other major corporations that strengthen the board’s collective qualifications, skills, and experience.

David C. Dominik has served as a member of our board of directors since July 2007. Mr. Dominik has been a Managing Director of Golden Gate Capital since 2000, when he co-founded the firm. Mr. Dominik previously spent ten years as a Managing Director at Bain Capital. Mr. Dominik managed Information Partners, a specialized fund within Bain Capital, that focused on opportunities in the information services and software markets and also served on the investment committee of Brookside, Bain Capital’s public equity hedge fund. Mr. Dominik has a J.D. from Harvard Law School and an A.B. from Harvard College. Mr. Dominik is also a member of the board of directors of Infor Global Solutions, Aspect Communications, Lantiq, Escalate Retail and Orchard Brands. As a result of these and other professional experiences, Mr. Dominik possesses particular knowledge and experience in accounting, finance, and capital structure; strategic planning and leadership of complex organizations; and board practices of other major corporations that strengthen the board’s collective qualifications, skills, and experience.

Timothy J. Faber has served as a member of our board of directors since July 2007. Since April 2006 he has served as Senior Vice President, Treasury, for Limited Brands. From January 2000 to April 2006 he was Vice President of Treasury/Mergers & Acquisitions. Prior to Limited Brands, Mr. Faber served in a number of positions with GE Capital Services from September 1996 until January 2000. His last position held was Managing Director, Business Development. Prior to that, he spent over seven years in a number of key positions in General Electric’s treasury operation and investment management businesses, including experience in Asia. Mr. Faber started his career in the Treasury Group at Avon Products, where he served from June 1986 to June 1989. As a result of these and other professional experiences, Mr. Faber possesses particular knowledge and experience in accounting, finance, and capital structure and strategic planning that strengthen the board’s collective qualifications, skills, and experience.

Stefan L. Kaluzny has served as a member of our board of directors since July 2007, and is currently Chairman of the Board. Mr. Kaluzny is a Managing Director of Golden Gate Capital and has been with the firm since its inception in 2000. Prior to Golden Gate Capital, Mr. Kaluzny was co-founder and CEO of Delray Farms, a Hispanic specialty food company. Mr. Kaluzny has also held positions at consulting firms Bain & Company and LEK. He has an M.B.A. from Harvard Business School and a B.A. from Yale University. Mr. Kaluzny serves on the Yale University Investment Committee and is also a member of the board of directors of Apogee Retail, Eddie Bauer, J. Jill, Romano’s Macaroni Grill and Orchard Brands. As a result of these and other professional experiences, Mr. Kaluzny possesses particular knowledge and experience in retail merchandising; accounting, finance, and capital structure; strategic planning and leadership of complex organizations; and board practices of other major corporations that strengthen the board’s collective qualifications, skills, and experience.

Jennie W. Wilson has served as a member of our board of directors since November 2008. Since 2007, Ms. Wilson has served as Senior Vice President of Finance for Limited Brands Inc. Prior to that, Ms. Wilson served as Chief Financial Officer for the Victoria’s Secret Megabrand from 2006 until 2007. She joined Limited Brands in 2004 as Senior Vice President of Finance and also served as the Chief Financial Officer and Vice President for the real estate and store design and construction divisions. Prior to that, Ms. Wilson spent 12 years with Dunkin’ Brands. Her last position held with Dunkin’ Brands was Senior Vice President and Chief Financial Officer. Prior to that, Ms. Wilson spent five years at Ernst & Young LLP between 1986 and 1992. Ms. Wilson is also a member of the board of directors of MAP Furniture Bank. As a result of these and other professional experiences, Ms. Wilson possesses particular knowledge and experience in accounting, finance, and capital structure; and apparel and consumer goods that strengthen the board’s collective qualifications, skills, and experience.

Family Relationships

There are no family relationships between any of our executive officers or directors.

Corporate Governance

Board Composition

Our certificate of incorporation, which will be in effect prior to the completion of this offering, will provide that, subject to any rights applicable to any then outstanding preferred stock, our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. Initially, our board of directors will consist of six directors. Subject to any rights applicable to any then outstanding preferred stock, any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office unless otherwise required by law or by a resolution passed by the board of directors. The term of office for each director will be until his or her successor is elected at our annual meeting or his or her death, resignation or removal, whichever is earliest to occur. Shareholders will elect directors each year at our annual meeting.

Our board of directors will be divided into three classes, with each director serving a three-year term, and one class being elected at each year’s annual meeting of stockholders. Mr. Dominik and Ms. Wilson will serve as Class I directors with an initial term expiring on 2011. Mr. Devine and Mr. Faber will serve as Class II directors with an initial term expiring in 2012. Mr. Kaluzny and Mr. Weiss will serve as Class III directors with an initial term expiring in 2013. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. Our board of directors has affirmatively determined that Mr. Devine will be an “independent director,” as defined under the rules of the NYSE.

Upon completion of this offering, Golden Gate and Limited Brands will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under the NYSE corporate governance standards. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that we have a compensation committee or nominating and corporate governance committee;

•	that a majority of our board of directors consists of “independent directors,” as defined under the rules of the NYSE;

•

that any corporate governance and nominating committee or compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committees and compensation committee.

These exemptions do not modify the independence requirements for our Audit Committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act and the rules of the NYSE within the applicable time frame.

Prior to our Reorganization, Messrs. Weiss, Dominik, Kaluzny and Faber and Ms. Wilson were appointed to the board of Express Parent by Golden Gate and Limited Brands pursuant to the LLC Agreement. At the time of our Reorganization, Messrs. Weiss, Dominik, Kaluzny and Faber and Ms. Wilson will be re-appointed to our board of directors in connection with our Reorganization pursuant to a Conversion Agreement entered into among our equity holders. Although the board appointment rights in the LLC Agreement will no longer be in effect upon termination of the LLC Agreement in connection with the Reorganization, our company, Golden Gate and Limited Brands will enter into a new Stockholders Agreement that provides, among other things, for board nomination rights. Pursuant to the Stockholders Agreement, Golden Gate will have the right to nominate (1) three directors to our Board of Directors, so long as Golden Gate holds at least 50% of the number of shares of our common stock held by Golden Gate immediately prior to the completion of this offering, and (2) two directors, so long as Golden Gate holds at least 25% of the number of shares of our common stock held by Golden Gate immediately prior to the completion of this offering. Limited Brands will have the right to nominate (1) two directors to our Board of Directors, so long as Limited Brands holds at least 50% of the number of shares of our common stock held by Limited Brands immediately prior to the completion of this offering, and (2) one director, so long as Limited Brands holds at least 25% of the number of shares of our common stock held by Limited Brands immediately prior to the completion of this offering. The Stockholders Agreement will require Golden Gate and Limited Brands to vote their shares of common stock in favor of those persons nominated pursuant to rights under the Stockholders Agreement. Accordingly, Golden Gate and Limited Brands, acting together, will be able to control the election of a majority of our directors.

Board Leadership Structure

Initially, our board of directors will consist of six directors, including our President and Chief Executive Officer. Upon completion of this offering, our board will have two standing committees — Audit Committee and Compensation and Governance Committee — each with a director serving as committee chair. Each of these committees reports to the board of directors as they deem appropriate, and as the board may request.

With respect to the roles of Chairman of the Board and Chief Executive Officer, our Corporate Governance Guidelines provide that the roles may be separated or combined, and the board exercises its discretion in combining or separating these positions as it deems appropriate in light of prevailing circumstances. Our board of directors believes that the combination or separation of these positions should continue to be considered as part of the succession planning process. Currently the roles are separated, with Mr. Kaluzny serving as Chairman. Our Corporate Governance Guidelines provide the flexibility for our board to modify our leadership structure in the future as appropriate. We believe that Express, like many U.S. companies, is well-served by this flexible leadership structure.

Board Committees

Our board of directors currently has an Audit Committee and a Compensation Committee. Prior to the completion of this offering, our board of directors will establish a new Audit Committee and a new Compensation and Governance Committee which will replace our current committees. The composition, duties and responsibilities of these committees is as set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

The Audit Committee will be responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the Securities and Exchange Commission; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (8) reviewing and approving related person transactions.

Upon completion of this offering, our Audit Committee will consist of Mr. Devine, Mr. Kaluzny and Ms. Wilson. Rule 10A-3 of the Exchange Act and the NYSE rules require us to have one independent Audit Committee member upon the listing of our common stock on the NYSE, a majority of independent directors within 90 days of the date of this prospectus and all independent Audit Committee members within one year of the date of this prospectus. Our board of directors has affirmatively determined that Mr. Devine meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 and the NYSE rules, and we intend to comply with the other independence requirements within the time periods specified. In addition, our board of directors has determined that Mr. Devine will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a new written charter for the Audit Committee, which will be available on our corporate website at express.com after the completion of this offering. Our website is not part of this prospectus.

Compensation and Governance Committee

The Compensation and Governance Committee will be responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; (4) administration of stock plans and other incentive compensation plans; (5) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (6) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; (7) identifying best practices and recommending corporate governance principles; and (8) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us.

Upon completion of this offering, our Compensation and Governance Committee will consist of Mr. Dominik, Mr. Faber and Mr. Kaluzny. As a controlled company, we will rely upon the exemption from the requirement that we have a separate compensation committee and nominating and corporate governance committee with each composed entirely of independent directors within one year of the date of this prospectus. Our board of directors will adopt a new written charter for the Compensation and Governance Committee, which will be available on our corporate website at express.com after the completion of this offering. Our website is not part of this prospectus.

Risk Oversight

Our board of directors is responsible for overseeing our risk management process. The board focuses on our general risk management strategy, the most significant risks facing Express, and ensures that appropriate risk mitigation strategies are implemented by management. The board is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

The board has delegated to the Audit Committee oversight of our risk management process. Our other board committees also consider and address risk as they perform their respective committee responsibilities. All committees report to the full board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Our management is responsible for day-to-day risk management. Our internal audit function serves as the primary monitoring and testing function for company-wide policies and procedures, and manages the day-to-day oversight of the risk management strategy for the ongoing business of Express. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, and compliance and reporting levels.

Compensation Committee Interlocks and Insider Participation

For fiscal year 2009, the members of the compensation committee of the board of directors were Mr. Dominik, Mr. Kaluzny and Mr. Faber. Neither Mr. Dominik, Mr. Kaluzny nor Mr. Faber is an officer or employee, or former officer or employee, of us or any of our subsidiaries. Mr. Dominik and Mr. Kaluzny are Managing Directors of Golden Gate and Mr. Faber is Senior Vice President, Treasury, for Limited Brands. Golden Gate provides advisory and consulting services to us.

No interlocking relationships exist between the members of our board of directors or compensation committee and the board of directors or compensation committee of any other company.

Code of Ethics

We will adopt a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our corporate website at express.com after completion of this offering. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. Our website is not part of this prospectus.

Director Compensation

None of the five directors serving on our board of directors as of January 30, 2010 received compensation as a director during fiscal year 2009. All directors receive reimbursement for reasonable out-of-pocket expenses incurred in connection with meetings of the board. Only those non-employee directors who are not affiliated with Golden Gate and Limited Brands are eligible to receive compensation from us for their service on our board of directors. Non-employee directors who are not affiliated with Golden Gate and Limited Brands will be paid an annual retainer of $100,000. An additional $10,000 will be paid annually for each committee on which a non-employee director serves and an additional $10,000 will be paid annually for serving as the chairman of a committee other than the Audit Committee. The chairman of the Audit Committee will be paid an additional $15,000 annually for serving in that capacity. Finally, such non-employee directors who are not affiliated with Golden Gate or Limited Brands will receive options, upon the completion of this offering, to purchase 10,000 shares of our common stock at the initial public offering price.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis describes the compensation arrangements we have with our named executive officers as required under the rules of the SEC. The SEC rules require disclosure for the principal executive officer (our Chief Executive Officer) and principal financial officer (our Chief Financial Officer), regardless of compensation level, and the three most highly compensated executive officers in our last completed fiscal year, other than the CEO and CFO. All of these executive officers are referred to in this Compensation Discussion and Analysis as our “NEOs.”

Our NEOs are:

Name	Title
Michael A. Weiss	President and Chief Executive Officer, Director
Matthew C. Moellering	Executive Vice President—Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary
Fran Horowitz-Bonadies	Executive Vice President—Women’s Merchandising and Design
Colin Campbell	Executive Vice President—Sourcing and Production
John J. (“Jack”) Rafferty	Executive Vice President—Planning and Allocation

Our business previously operated as a division of Limited Brands, Inc. and was acquired in July 2007 by investment funds managed by Golden Gate Private Equity, Inc. All of our current NEOs, other than Mr. Weiss, were executives of Limited Brands at the time of the acquisition of our business by Golden Gate. With respect to these NEOs, our board that was put in place upon completion of the Golden Gate Acquisition resolved to maintain the same compensation levels and similar compensation plans as were in place prior to the Golden Gate Acquisition in order to maintain continuity with our senior leadership team. Subsequent to July 6, 2007, as part of our compensation program, our NEOs made equity contributions to us and acquired co-invest and incentive equity units, which are described later in this Compensation Discussion and Analysis. Mr. Weiss, who had retired in 2004 after leading our business for 22 years, was recruited by Golden Gate to return to the business in connection with the Golden Gate Acquisition.

In connection with the Golden Gate Acquisition, our board of directors established a compensation committee comprised of Mr. Dominik, Mr. Kaluzny and Mr. Faber (the “Compensation Committee”). To date the Compensation Committee has been responsible for the oversight, implementation and administration of all of our executive compensation plans and programs. The Compensation Committee determined all of the components of compensation of the CEO, and, in consultation with the CEO, the compensation of the remaining executive officers.

Upon completion of this offering, we will establish a Compensation and Governance Committee comprised of Mr. Dominik, Mr. Faber and Mr. Kaluzny, and will replace our existing Compensation Committee. We expect that our Compensation and Governance Committee will undertake a substantial review of our existing compensation programs, objectives and philosophy and determine whether such programs, objectives, and philosophy are appropriate given that we have become a public company. In addition, as we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve.

Executive Compensation Objectives and Philosophy

The key objectives of our executive compensation programs are (1) to attract, motivate, reward and retain superior executive officers with the skills necessary to successfully lead and manage our business, (2) to achieve accountability for performance by linking annual cash incentive compensation to the achievement of measurable performance objectives, and (3) to align the interests of the executive officers and our equity holders through short and long-term incentive compensation programs. For our NEOs, these short- and long-term incentives are designed to accomplish these objectives by providing a significant financial correlation between our financial results and their total compensation.

A significant portion of the compensation of the NEOs has historically consisted of equity compensation and/or cash incentive compensation contingent upon the achievement of financial performance metrics. We expect to continue to provide our NEOs with a majority of their compensation in this manner. These two elements of executive compensation are aligned with the interests of our stockholders because the amount of compensation ultimately received will vary with our company’s financial performance. Equity compensation derives its value from our equity value, which is likely to fluctuate based on our financial performance. Payment of cash incentives is dependent on our achievement of pre-determined financial objectives.

We seek to apply a consistent philosophy to compensation for all executive officers. Our compensation philosophy is based on the following core principles:

To Pay-for-Performance

Individuals in leadership roles are compensated based on a combination of total company and individual performance factors. Total company performance is evaluated primarily based on the degree to which pre-established financial objectives are met. Individual performance is evaluated based upon several individualized leadership factors, including:

•	attaining specific financial objectives;

•	building and developing individual skills and a strong leadership team; and

•	developing an effective infrastructure to support business growth and profitability.

A significant portion of total compensation is delivered in the form of equity-based award opportunities to directly link compensation with stockholder value.

To Pay Competitively

We are committed to providing a total compensation program designed to retain our high-caliber performers and attract superior leaders to our company. To achieve this goal, we annually compare our pay practices and overall pay levels with other leading specialty retail organizations, and, where appropriate, with non-specialty retail organizations when establishing our pay guidelines.

To Pay Equitably

We believe that it is important to apply generally consistent guidelines for all executive officer compensation programs. In order to deliver equitable pay levels, we expect that the Compensation and Governance Committee will consider depth and scope of accountability, complexity of responsibility, qualifications and executive performance, both individually and collectively as a team.

In addition to short- and long-term compensation, we have found it important to provide our executive officers with competitive post-employment compensation. Post-employment compensation consists of two main types — qualified and nonqualified defined contribution retirement plan benefits and termination benefits. We believe that retirement plan benefits and termination benefits are important components in a well-structured executive officer compensation package, and have sought to ensure that the combined package is competitive at the time the package is negotiated with the executive officer.

Compensation Committee Review of Compensation

We expect that following this offering, the Compensation and Governance Committee will review compensation elements and amounts for NEOs on an annual basis, at the time of a promotion or other change in level of responsibilities, as well as when competitive circumstances or business needs may require. We may, but do not currently, use a third party consultant to assist us with determining compensation levels. We expect that each year our head of human resources will compile a report of benchmark data for executive positions for similar companies, including summaries of base salary, annual cash incentive plan opportunities and awards and long-term incentive award values. We expect that the Compensation and Governance Committee will determine a list of companies that we will benchmark our compensation packages against shortly after completion of this offering and will compare our pay practices and overall pay levels with other leading retail organizations, and, where appropriate, with non-retail organizations when establishing our pay guidelines.

We expect that the CEO will provide compensation recommendations to the Compensation and Governance Committee for executives other than himself based on this data and the other considerations mentioned in this Compensation Discussion and Analysis. We expect that the Compensation and Governance Committee will recommend a compensation package that is consistent with our compensation philosophy strategically positioned above the median of the peer group and competitive with other leading retail organizations. The Compensation and Governance Committee will then discuss these recommendations with the CEO and the head of human resources and will make a recommendation to the board, which the board will consider and approve, if appropriate.

We expect that the Compensation and Governance Committee will consider input from our CEO and CFO when setting financial objectives for our incentive plans. We also expect that the Compensation and Governance Committee in determining compensation will consider input from our CEO, with the assistance of our head of human resources (for officers other than for themselves), regarding benchmarking and recommendations for base salary, annual incentive targets and other compensation awards. The Compensation and Governance Committee will likely give significant weight to our CEO’s judgment when assessing each of the other officer’s performance and determining appropriate compensation levels and incentive awards. The members of the board of directors or the Compensation and Governance Committee, (in each case, other than the CEO), meeting in executive session, will determine the compensation of the CEO, including his annual incentive targets.

Elements of Compensation

As discussed throughout this Compensation Discussion and Analysis, the compensation policies applicable to our NEOs are reflective of our pay-for-performance philosophy, whereby a significant portion of both cash and equity compensation is contingent upon achievement of measurable financial objectives and enhanced equity value, as opposed to current cash compensation and perquisites not directly linked to objective financial performance. This compensation mix is consistent with our performance-based philosophy that the role of executive officers is to enhance equity holder value over the long term.

The elements of our compensation program are:

•	base salary;

•	performance-based cash incentives;

•	equity incentives; and

•	certain additional executive benefits and perquisites.

Base salary, performance-based cash incentives and long-term equity-based incentives are the most significant elements of our executive compensation program and, on an aggregate basis, they are intended to substantially satisfy our program’s overall objectives. Typically, the Compensation Committee has sought to set each of these elements of compensation at the same time to enable the Compensation Committee to simultaneously consider all of the significant elements and their impact on total compensation; and, the extent to which the determinations made will reflect the principles of the compensation philosophy and related guidelines with respect to allocation of compensation among certain of these elements and total compensation. We strive to achieve an appropriate mix between the various elements of our compensation program to meet our compensation objectives and philosophy; however, we do not apply any rigid allocation formula in setting our executive compensation, and we may make adjustments to this approach for various positions after giving due consideration to prevailing circumstances.

Base Salary

We provide a base salary to our executive officers to compensate them for their services during the year and to provide them with a stable source of income. The base salaries for our NEOs in 2008 were established by our board of directors, based in large part on the salaries established for these persons when they were with Limited Brands and our Compensation Committee’s review of other factors, including:

•	the individual’s performance, results, qualifications and tenure;

•	the job’s responsibilities, pay mix (base salary, annual cash incentives, equity incentives, perquisites and other executive benefits) and compensation practices in our markets; and

•	our ability to replace the individual.

In setting base salaries, our Compensation Committee considered the factors described above. However, the Compensation Committee was primarily concerned with the continued impact of global economic conditions and their effect on our company and our markets. Consequently, the 2009 base salaries of our NEOs remained unchanged and identical to their 2008 annual base salaries. This conscientious decision was made despite the fact that our NEOs continued to meet and exceed the expectations of our board of directors and equity holders. Mr. Moellering was promoted from Senior Vice President, Chief Financial Officer, Treasurer and Secretary to Executive Vice President, Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary on October 4, 2009. In consideration of establishing a new compensation level with this promotion, the Compensation Committee reviewed several factors including Mr. Moellering’s new level of responsibility, the compensation levels of other Express executive officers, practices in the marketplace for similar roles and Mr. Moellering’s performance and qualifications. As a result, his annual base salary was increased from $400,000 to $500,000 in late 2009.

The annual base salaries in effect for each of our NEOs as of January 30, 2010 are as follows:

Name	Annual Salary
Michael A. Weiss	$750,000	(1)
Matthew C. Moellering	$500,000
Fran Horowitz-Bonadies	$500,000	(2)
Colin Campbell	$485,000	(2)
John J. (“Jack”) Rafferty	$430,000	(2)

(1)	In January 2010, the board of directors reviewed competitive market practices for CEO compensation levels, as well as the performance and qualifications of Mr. Weiss. As a result, effective February 1, 2010, the board of directors increased the annual base salary for Mr. Weiss from $750,000 to $1,000,000.

(2)	In March 2010, the board of directors reviewed competitive market practices, internal pay equity for senior executives, and individual performance and approved pay increases for the following named executive officers effective April 4, 2010: (a) Ms. Horowitz-Bonadies’ annual base salary increased from $500,000 to $520,000; (b) Mr. Campbell’s annual base salary increased from $485,000 to $500,000; and (c) Mr. Rafferty’s annual base salary increased from $430,000 to $455,000. This effective date is consistent with merit-based pay increases provided to other executives and employees at the corporate headquarters. Mr. Moellering’s annual base salary was not increased because he was promoted in October 2009 and received a pay increase at that time as noted above.

In the future, we expect that salaries for executive officers will be reviewed annually, as well as at the time of a promotion or other change in level of responsibilities, or when competitive circumstances or business needs may require. As noted above, we expect that the Compensation and Governance Committee will recommend a compensation package that is consistent with our compensation philosophy strategically positioned above the median of our to be determined peer group.

Performance-Based Cash Incentives

We pay performance-based cash incentives in order to align the compensation of our NEOs with our short- term operational and performance goals and to provide near-term rewards for our NEOs to meet these goals. Our short-term, performance-based cash incentive plan provides for incentive payments for each six-month operating season for our NEOs. These incentive payments are based on the attainment of pre-established objective financial goals and are intended to motivate executives to work effectively to achieve financial performance objectives and reward them when objectives are met and results are certified by the Compensation Committee. Using short-term incentives tied to the traditional retail selling seasons of Spring (February through July) and Fall (August through January) allows us to establish appropriately aggressive performance expectations that align business performance expectations to the prevailing market and economic conditions. In connection with the rehiring of Mr. Weiss, his employment agreement was structured with an annual incentive plan. This was consistent with other executive agreements familiar to our board and as a result his compensation in previous periods has been based on this annual plan. However, the Compensation Committee has determined that beginning in 2010, the CEO will be moving to the same six-month seasonal incentive plan as all other executives and that this change will better align the incentives of the CEO with other executives within our company as well as our company’s seasonal business cycle. In addition to this incentive period change and in connection with the review of the CEO’s compensation by the Compensation Committee noted under the Base Salary section above, the Compensation Committee determined that beginning with fiscal year 2010, the annual performance-based incentive compensation plan target payout for Mr. Weiss will remain at 100%, however, his maximum payout opportunity will change from 300% to 200%. This change will result in his short-term incentive opportunity ranging from zero to double his incentive target, which is consistent with other NEOs.

The pre-established objective financial incentive target goal under this plan for fiscal 2009 is based on operating income plus depreciation, amortization and advisory and related fees and expenses, which we refer to herein as “Adjusted Operating Income.” Adjusted Operating Income is a non-GAAP measure specific to this plan and may not be comparable to other similarly titled measures of other companies. We use Adjusted Operating Income because it measures performance over the periods which executives can have significant impact, and is also directly linked to our long-term growth plan. Our board of directors sets the performance goals at the beginning of each six-month season based on an analysis of (1) historical performance; (2) income, expense and margin expectations; (3) financial results of other comparable businesses; (4) economic conditions and (5) progress toward achieving our strategic plan.

The target cash incentive compensation opportunity for each eligible executive is set at a percentage of base salary. For fiscal year 2009, the amount of performance-based cash incentive opportunity for participating executives, other than the CEO, ranged from zero to double their incentive target and for the CEO the amount of performance-based incentive compensation opportunity ranged from zero to triple his incentive target (see table below), based upon the extent to which the pre-established performance goals are achieved or exceeded.

As a result of the uncertain business climate, in 2009, we made a one-year change to our short-term performance-based cash incentive plan for 2009. In 2009, the Compensation Committee set targets that reflected the challenging economic environment, recognizing that historical growth rates were no longer appropriate considering the significant downturn in the retail environment. We also made the decision to change the plan payout timing and Spring season eligibility requirements to an annual schedule versus our historical practice of paying short-term performance-based compensation seasonally. Effective in 2009, the cash incentive earned in Spring would be earned only if we achieved the goal for “threshold” payout for Adjusted Operating Income for the Fall selling season ($57.0 million), and would actually be paid in conjunction with the Fall 2009 cash incentive to remaining participants. We believe that these short-term changes led to long-term preservation of stockholder value in an economic downturn and did not encourage our executive officers to take unnecessary and excessive risks.

The threshold, target and maximum short-term performance-based cash incentive payout opportunities of our NEOs for fiscal year 2009 are set forth in the “Grants of Plan-Based Awards” table below.

The following tables show each NEO’s performance-based cash incentive targets and actual payout as a percentage of base salary and Adjusted Operating Income goals used to determine the incentive payment for fiscal year 2009.

Michael Weiss

For fiscal year 2009, Mr. Weiss was on an annual incentive plan, while the other executives were on a seasonal incentive plan. However, beginning with fiscal year 2010, Mr. Weiss and the other executives will be on the same seasonal incentive plan.

	Fiscal Year 2009
	Percentage of Base Salary (February 2009 thru January 2010)
Name	Threshold Payout	Target Payout	Maximum Payout	Actual Payout
Michael A. Weiss	20.0%	100.0%	300.0%	300%

Performance Goal	Goal for Threshold Payout	Goal for Target Payout	Goal for Maximum Payout	Actual Achieved
Adjusted Operating Income (in millions)(1)	$107.0	$142.0	$182.7	$209.1

All Other NEOs

	Spring 2009
	Percentage of Base Salary (February 2009 through July 2009)
Name	Threshold Payout	Target Payout	Maximum Payout	Actual Payout
Matthew C. Moellering	4.0%	20.0%	40.0%	40.0%
Fran Horowitz-Bonadies	4.4%	22.0%	44.0%	44.0%
Colin Campbell	4.0%	20.0%	40.0%	40.0%
John J. (“Jack”) Rafferty	4.8%	24.0%	48.0%	48.0%

Performance Goal	Goal for Threshold Payout	Goal for Target Payout	Goal for Maximum Payout	Actual Achieved
Adjusted Operating Income (in millions)(1)	$50.0	$58.0	$68.0	$68.7

	Fall 2009
	Percentage of Base Salary (August 2009 through January 2010)
Name	Threshold Payout	Target Payout	Maximum Payout	Actual Payout
Matthew C. Moellering(2)	7.2%	36.0%	72.0%	72.0%
Fran Horowitz-Bonadies	6.6%	33.0%	66.0%	66.0%
Colin Campbell	6.0%	30.0%	60.0%	60.0%
John J. (“Jack”) Rafferty	7.2%	36.0%	72.0%	72.0%

Performance Goal	Goal for Threshold Payout	Goal for Target Payout	Goal for Maximum Payout	Actual Achieved
Adjusted Operating Income (in millions)(1)	$57.0	$84.0	$104.0	$140.4

(1)	This is a non-GAAP measure specific to our incentive plan and is defined above.
(2)	In connection with Mr. Moellering’s promotion in October 2009 (See “—Base Salary”), his Spring and Fall performance-based cash incentive targets were increased by 4% and 6% respectively.

The following table shows each NEO’s performance-based cash incentive targets as a percentage of base salary for fiscal year 2010. For fiscal year 2010, we are using Adjusted EBITDA (as calculated under “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Operating Data”) as the financial measure for the plan. We are using Adjusted EBITDA for the same reasons we used Adjusted Operating Income for fiscal year 2009, as well as because Adjusted EBITDA is a key metric used by management and the board to assess our operating performance. We do not believe that disclosure of our 2010 Adjusted EBITDA goals are relevant to an understanding of compensation for our 2009 fiscal year. In addition, because the components of Adjusted EBITDA for 2010 contain highly sensitive data such as targeted net income, we do not disclose specific future measures and targets because we believe that such disclosure would result in serious competitive harm and be detrimental to our operating performance. Our 2010 Adjusted EBITDA goals are intended to be realistic and reasonable, but challenging, in order to drive performance on an individual basis.

	Spring 2010			Fall 2010
	Percentage of Base Salary (February 2010 through July 2010)			Percentage of Base Salary (August 2010 through January 2011)
Name	Threshold Payout	Target Payout	Maximum Payout	Threshold Payout	Target Payout	Maximum Payout
Michael A. Weiss	8.0%	40.0%	80.0%	12.0%	60.0%	120.0%
Matthew C. Moellering	4.8%	24.0%	48.0%	7.2%	36.0%	72.0%
Fran Horowitz-Bonadies	4.4%	22.0%	44.0%	6.6%	33.0%	66.0%
Colin Campbell	4.0%	20.0%	40.0%	6.0%	30.0%	60.0%
John J. (“Jack”) Rafferty	4.8%	24.0%	48.0%	7.2%	36.0%	72.0%

Although Adjusted EBITDA was used as the financial measure for fiscal year 2010, in the future the Compensation Committee may use other objective financial performance indicators for the plan, including, without limitation, the price of our common stock, shareholder return, return on equity, return on investment, return on capital, sales productivity, comparable store sales growth, economic profit, economic value added, net income, operating income, gross margin, sales, free cash flow, earnings per share, operating company contribution, EBITDA (or any derivative thereof) or market share.

Equity Incentives—Summary of our Current Plan

In November 2007, we implemented our employee equity incentive program, which provides members of our management team (referred to as management participants) the opportunity to acquire units and participate in the equity appreciation of the company. We formed Express Management Investors LLC for the sole purpose of indirectly holding units (through another holding company named Express Management Investors Blocker, Inc.) on behalf of our employees other than Mr. Weiss. In lieu of issuing units directly to our employees, we issue Units to Express Management Investors Blocker, Inc., which in turn issues equity interests in Express Management Investors Blocker, Inc. to Express Management Investors LLC, which in turn issues equity interests in Express Management Investors LLC to our employees having substantially the same terms and economic value as the Units we issued to Express Management Investors Blocker, Inc. on their behalf. Currently, 742,460 Class L Units of Express Management Investors LLC, 3,330,000 Class A Units of Express Management Investors LLC, and 4,705,000 Class C Units of Express Management Investors LLC have been purchased by management participants. Our President and Chief Executive Officer, Mr. Weiss, has purchased units of Express Parent, the terms of which are summarized below.

Our long-term equity incentive awards are generally intended to accomplish the following main objectives: create a direct correlation between our financial and equity value performance and compensation paid to the NEOs, long-term retention of the NEOs, assist in building equity ownership of the NEOs to increase alignment with long-term stockholder interests, attract and motivate key employees, reward participants for performance in relation to the creation of stockholder value, and deliver competitive levels of compensation consistent with our compensation philosophy.

The Class L Units of Express Management Investors LLC were purchased by management participants at a purchase price per unit of $6.47, which is the same purchase price per unit paid by Golden Gate for Class L Units of Express Parent in connection with the Golden Gate Acquisition. Management participants were allowed to purchase the Class L Units of Express Management Investors LLC with a promissory note in favor of Express Holding for 50% of the purchase price, with the remainder of the purchase price paid in cash. The promissory note provides for an annual cash interest payment of 4.39%, and is due in full on the seventh anniversary of the note, except that a mandatory prepayment is due if the management participant ceases to be employed by us, we liquidate, the management participant becomes bankrupt, such prepayment is required pursuant to applicable law (including pursuant to Section 402 of the Sarbanes-Oxley Act) or the management participant receives cash in connection with his or her ownership of us. Each management participant that made a promissory note was required to pledge all of his or her units in Express Management Investors LLC (whether held currently or acquired in the future) as security to us to secure the repayment of his or her promissory note. Each of the aforementioned promissory notes (including for Mr. Weiss ($3,320,176.03 ), Mr. Moellering ($251,713.90 ), Ms. Horowitz-Bonadies ($251,713.90 ), Mr. Campbell ($302,056.69 ) and Mr. Rafferty ($503,427.81 )) was repaid by each management participant in full effective as of February 9, 2010. The Class A Units and Class C Units of Express Management Investors LLC were purchased by management participants with cash for a nominal price per unit of $0.01 and $0.0025, respectively. In general, the number of Class A Units and Class C Units issued to our NEOs is determined at the discretion of our board. The board considers the value the executive brings to us based on their expertise and leadership capabilities, the size of his or her total compensation package and his or her position with us. No formal benchmarking efforts are currently made by our board or Compensation Committee.

Class L Units of Express Management Investors LLC are fully vested. The Class A Units of Express Management Investors LLC and Class C Units of Express Management Investors LLC generally vest over four years on an anniversary date set forth in the management participant’s purchase agreement. The anniversary date is generally based on the employee’s start date or the unit grant date, provided, that units granted in November 2007 vest based upon the anniversary date of the Golden Gate Acquisition. On the first anniversary date, 25% of the Class A Units and 25% of the Class C Units purchased by a management participant vest, with quarterly vesting of the Class A Units and Class C Units thereafter. All unvested Class A and Class C Units held by our executive officers including our NEOs will fully vest in connection with this offering.

All classes of units of Express Management Investors LLC (including Class L Units) are subject to repurchase by us if an employee ceases to be employed by us on or prior to July 6, 2011. We may repurchase units at (1) the lower of original cost or fair market value with respect to units that are unvested or all units if the management participant was terminated for cause or participates in a competitive activity and (2) at fair market value if the management participant was terminated for any other reason. No employee may transfer his or her units in Express Management Investors LLC without our prior written consent. The decision whether or not to make a repurchase is approved by the board of managers of Express Parent prior to Express Management Blocker Inc. exercising its right to repurchase a manager’s equity interests (through Express Management Investors LLC).

On July 24, 2007, our President and Chief Executive Officer, Mr. Weiss, purchased (1) 1,000,000 of our Class L Units at a purchase price per unit of $6.47, which is the same purchase price per unit paid by Golden Gate for our Class L Units in connection with the Golden Gate Acquisition and (2) 4,000,000 of our Class A Units for a nominal price per unit of $0.01. Mr. Weiss paid cash for such Class A Units, and purchased such Class L Units with a promissory note in favor of Express Holding for 50% of the purchase price, with the remainder of the purchase price paid in cash. The promissory note provides for an annual cash interest payment of 4.95%, and is due in full on the seventh anniversary of the note, except that a mandatory prepayment is due if we liquidate, Mr. Weiss becomes bankrupt, such prepayment is required pursuant to applicable law (including pursuant to Section 402 of the Sarbanes-Oxley Act) or Mr. Weiss receives cash in connection with his ownership of us. Mr. Weiss was required to pledge all of his units in us (whether held currently or acquired in the future) as security to us to secure the repayment of his promissory note. Mr. Weiss’ promissory note was repaid in full by him effective as of February 9, 2010 and, as a result, all such units were released from the aforementioned pledge. Effective March 13, 2008, Mr. Weiss transferred an aggregate of 333,338 of our Class L Units and an aggregate of 1,333,338 of our Class A Units to certain of Mr. Weiss’ family trusts and his spouse. All of the Units held by Mr. Weiss, his wife and Mr. Weiss’ family trusts are fully vested.

Equity and Cash Incentives—Express, Inc. 2010 Incentive Compensation Plan

Effective upon the completion of this offering, we will implement the Express, Inc. 2010 Incentive Compensation Plan (“2010 Plan”), in connection with this offering. The 2010 Plan will provide for grants of stock options, stock appreciation rights, restricted stock and other stock-based awards. Independent directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2010 Plan. The purpose of the 2010 Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. The following is a summary of the material terms of the 2010 Plan, but does not include all of the provisions of the 2010 Plan. For further information about the 2010 Plan, we refer you to the complete copy of the 2010 Plan, which we will file as an exhibit to the registration statement, of which this prospectus is a part.

Administration

The 2010 Plan will be administered by the Compensation and Governance Committee designated by our board of directors. Among the committee’s powers are to determine the form, amount and other terms and conditions of awards, clarify, construe or resolve any ambiguity in any provision of the 2010 Plan or any award agreement, amend the terms of outstanding awards and adopt such rules, forms, instruments and guidelines for administering the 2010 Plan as it deems necessary or proper. All actions, interpretations and determinations by the committee or by our board of directors are final and binding.

The Compensation and Governance Committee will have full authority to administer and interpret the 2010 Plan, to grant discretionary awards under the 2010 Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award and to make all other determinations in connection with the 2010 Plan and the awards thereunder as the Compensation and Governance Committee, in its sole discretion, deems necessary or desirable.

Available Shares

The aggregate number of shares of common stock which may be issued or used for reference purposes under the 2010 Plan or with respect to which awards may be granted is 15.0 million shares, subject to automatic increase on the first day of each fiscal year beginning in 2011 and ending in 2019 by the lesser of (1) 2% of the shares of common stock outstanding on the last day of the immediately preceding fiscal year, or (2) such lesser number of shares as determined by the Compensation and Governance Committee. We anticipate that in connection with this offering, we expect to grant options to purchase an aggregate of 1,315,500 shares of our common stock and 12,500 restricted stock units at an exercise price equal to the initial public offering price of our common stock. Of these grants, we anticipate that options to acquire 690,000 shares of our common stock will be granted to our executive officers, including options to acquire 250,000 shares to Mr. Weiss, 60,000 shares to Mr. Moellering, 50,000 shares to Ms. Horowitz-Bonadies, 50,000 shares to Mr. Rafferty and 40,000 shares to Mr. Campbell. The shares may be either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2010 Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards will again be available for the grant of awards under the 2010 Plan.

Eligibility for Participation

Independent members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to receive awards under the 2010 Plan. The selection of participants is within the sole discretion of the Compensation and Governance Committee.

Award Agreement

Awards granted under the 2010 Plan shall be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the committee in its sole discretion.

Stock Options

The committee may grant nonqualified stock options and incentive stock options to purchase shares of our common stock only to eligible employees. The Compensation and Governance Committee will determine the number of shares of our common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a 10.0% stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a 10.0% stockholder, 110.0% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the committee at grant and the exercisability of such options may be accelerated by the committee in its sole discretion.

Stock Appreciation Rights

The Compensation and Governance Committee may grant stock appreciation rights, which we refer to as SARs, either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, which we refer to as a Tandem SAR, or independent of a stock option, which we refer to as a Non-Tandem SAR. A SAR is a right to receive a payment in shares of our common stock or cash, as determined by the Compensation and Governance Committee, equal in value to the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by an SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our common stock on the date of grant in the case of a Non-Tandem SAR. The Compensation and Governance Committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2010 Plan, or such other event as the Compensation and Governance Committee may, in its sole discretion, designate at the time of grant or thereafter.

Restricted Stock

The Compensation and Governance Committee may award shares of restricted stock. Except as otherwise provided by the Compensation and Governance Committee upon the award of restricted stock, the recipient generally has the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s restricted stock agreement. The Compensation and Governance may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

Recipients of restricted stock are required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria set forth on Exhibit A to the 2010 Plan and are discussed in general below.

Other Stock-Based Awards

The Compensation and Governance Committee may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock units and deferred stock units under the 2010 Plan that are payable in cash or denominated or payable in or valued by shares of our common stock or factors that influence the value of such shares. The Compensation and Governance Committee shall determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Code and/or a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the 2010 Plan and discussed in general below.

Performance Awards

The Compensation and Governance Committee may grant a performance award to a participant payable upon the attainment of specific performance goals. The Compensation and Governance Committee may grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code. Based on service, performance and/or such other factors or criteria, if any, as the Compensation and Governance Committee may determine, the Compensation and Governance Committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

Performance Goals

The Compensation and Governance Committee may grant awards of restricted stock, performance awards, and other stock-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. These performance goals will be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the committee: (1) earnings per share; (2) operating income; (3) gross income; (4) net income (before or after taxes); (5) cash flow; (6) gross profit; (7) gross profit return on investment; (8) gross margin return on investment; (9) gross margin; (10) operating margin; (11) working capital; (12) earnings before interest and taxes; (13) earnings before interest, tax, depreciation and amortization; (14) return on equity; (15) return on assets; (16) return on capital; (17) return on invested capital; (18) net revenues; (19) gross revenues; (20) revenue growth; (21) annual recurring revenues; (22) recurring revenues; (23) license revenues; (24) sales or market share; (25) total shareholder return; (26) economic value added; (27) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and/or other offsets and adjustments as may be established by the committee in its sole discretion; (28) the fair market value of the a share of common stock; (29) the growth in the value of an investment in the common stock assuming the reinvestment of dividends; or (30) reduction in operating expenses.

To the extent permitted by law, the Compensation and Governance Committee may also exclude the impact of an event or occurrence which the committee determines should be appropriately excluded, including: (1) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in accounting standards required by generally accepted accounting principles.

Performance goals may also be based on an individual participant’s performance goals, as determined by the Compensation and Governance Committee, in its sole discretion.

In addition, all performance goals may be based upon the attainment of specified levels of our performance, or subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The Compensation and Governance Committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in Control

In connection with a change in control, as defined in the 2010 Plan, the Compensation and Governance Committee may accelerate vesting of outstanding awards under the 2010 Plan. In addition, such awards will be, in the discretion of the committee, (1) assumed and continued or substituted in accordance with applicable law, (2) purchased by us for an amount equal to the excess of the price of a share of our common stock paid in a change in control over the exercise price of the award(s), or (3) cancelled if the price of a share of our common stock paid in a change in control is less than the exercise price of the award. The Compensation and Governance Committee may also, in its sole discretion, provide for accelerated vesting or lapse of restrictions of an award at any time.

Stockholder Rights

Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock a participant has no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination

Notwithstanding any other provision of the 2010 Plan, our board of directors may at any time amend any or all of the provisions of the 2010 Plan, or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by law or specifically provided in the 2010 Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability

Awards granted under the 2010 Plan are generally nontransferable (other than by will or the laws of descent and distribution), except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Effective Date

The 2010 Plan will be adopted in connection with this offering.

Additional Executive Benefits and Perquisites

We provide our executive officers with executive benefits and perquisites that the Compensation Committee believe are reasonable and in the best interests of the company and its stockholders. Consistent with our compensation philosophy, we intend to continue to maintain our current benefits for our executive officers, including retirement plans, executive medical benefits, life insurance benefits, housing relocation benefits, paid vacation and other perquisites described below. The Compensation and Governance Committee, in its discretion, may revise, amend or add to an officer’s executive benefits if it deems it advisable. We believe these benefits are generally equivalent to benefits provided by comparable companies. We have no current plans to change the levels of benefits provided thereunder.

Retirement Plan Benefits

The company does not sponsor a defined benefit retirement plan as we do not believe that such a plan best serves the needs of our employees or the business at this time. We sponsor a tax-qualified defined contribution retirement plan and a nonqualified defined contribution retirement plan. Participation in the qualified plan is available to employees who meet certain age and service requirements. Participation in the nonqualified plan is made available to employees who meet certain age, service, and job level requirements. Our executive officers participate in these plans based on these requirements.

Qualified Retirement Plan. The qualified plan is available to all eligible employees, including executive officers, and allows them to elect to make contributions up to the maximum limits allowable under the Internal Revenue Code. We match employees’ contributions according to a predetermined formula and contributes additional discretionary contribution amounts based on a percentage of the employees’ eligible annual compensation and years of service. Employees’ contributions and company matching contributions vest immediately. Additional company contributions and the related investment earnings are subject to vesting based on years of service.

As a result of the uncertain business climate, in 2009 we made the decision to not make the 2008 discretionary annual contribution to the qualified retirement plan and suspended the 401(k) match for 2009. However in light of improved market and business conditions, at the end of 2009, we made the decision to provide all eligible and active employees with a lump sum bonus equivalent to what their 2008 retirement contribution would have been had we made it. At the end of 2009, we also made the decision to reinstate the 401(k) match beginning in 2010.

Nonqualified Deferred Compensation Plan. The nonqualified deferred compensation plan is available to all director-level employees and above and certain employees who were participants in a prior supplemental retirement plan sponsored by us, and is an unfunded plan which provides benefits beyond the Internal Revenue Code limits for qualified defined contribution plans. The plan permits participating employees to elect contributions up to a maximum percentage of eligible compensation. We match employees’ contributions according to a predetermined formula and credits additional amounts equal to a percentage of the employees’ eligible compensation beyond the compensation taken into account under the Internal Revenue Code limits for qualified defined contribution plans based on years of service. The plan also permits employees to defer additional compensation up to a maximum amount which we do not match. Employees’ accounts are credited with interest using a rate determined annually based on related factors or indices, including but not limited to, our cost of funds or cost of borrowing. The interest rate for the 2009 plan year was 7.7%. Employees’ contributions and the related interest vest immediately. Our contributions and credits and the related interest are subject to vesting based on years of service. Employees generally may elect in-service distributions for the unmatched deferred compensation component only. The remaining vested portion of employees’ accounts in the plan will be distributed upon termination of employment in either a lump sum or in equal annual installments over a specified period of up to ten years as elected by the participant.

Health and Welfare Benefits

Executive Medical. In addition to the group health plans eligible to all full-time employees, the Executive Medical Program provides benefits to reimburse executives for certain out-of-pocket healthcare-related expenses. This program reimburses 100% of eligible expenses up to a total of $10,000 per family per calendar year. All executive officers are eligible for the Executive Medical Program.

Executive Life Insurance. We provide all executives officers with executive life insurance that offers a benefit equal to two times their annual base salary up to a maximum of one million dollars.

Executive Disability Insurance. We also provide all executive officers with disability coverage that provides a benefit of 100% base salary continuation for up to 365 days and then 60% of the executive’s base salary plus the annual average of the last three years of incentive cash compensation, up to a maximum benefit of $25,000 per month.

Perquisites

Personal Use of Airplane. For security and personal safety reasons, we require Mr. Weiss to use a private aircraft for both business and personal travel (up to 100 hours of personal use). Use of the corporate aircraft for business and personal reasons also allows Mr. Weiss to be more productive and efficient when he is required to travel. We provide Mr. Weiss with a tax gross-up payment on the income associated with his use of such private aircraft for personal use.

Housing Allowance. We provide Mr. Weiss and Mr. Campbell with reimbursement allowances for the business use of their private residences in the New York metropolitan area, which they use when required to be at our New York design studio or otherwise required by us to be in the New York City area, along with a tax gross-up payment to Mr. Weiss on the income associated therewith.

Accounting and Tax Considerations

In determining which elements of compensation are to be paid, and how they are weighted, we also take into account whether a particular form of compensation will be deductible under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Section 162(m) generally limits the deductibility of compensation paid to our NEOs to $1 million during any fiscal year unless such compensation is “performance-based” under Section 162(m). However, under a Section 162(m) transition rule for compensation plans or agreements of corporations which are privately held and which become publicly held in an initial public offering, compensation paid under a plan or agreement that existed prior to the initial public offering will not be subject to Section 162(m) until the earlier of (1) the expiration of the plan or agreement, (2) a material modification of the plan or agreement, (3) the issuance of all employer stock and other compensation that has been allocated under the plan, or (4) the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the year of the initial public offering (the “Transition Date”). After the Transition Date, rights or awards granted under the plan, other than options and stock appreciation rights, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders.

Our compensation program is intended to maximize the deductibility of the compensation paid to our NEOs to the extent that we determine it is in our best interests. Consequently, we may rely on the exemption from Section 162(m) afforded to us by the transition rule described above for compensation paid pursuant to our pre-existing plans.

Many other Code provisions, SEC regulations and accounting rules affect the payment of executive compensation and are generally taken into consideration as programs are developed. Our goal is to create and maintain plans that are efficient, effective and in full compliance with these requirements.

Compensation Tables

The purpose of the following tables is to provide information regarding the compensation earned during our most recently completed fiscal year by our NEOs.

Summary Compensation Table

The following table shows the compensation earned by our NEOs during the fiscal year ended January 30, 2010, referred to as fiscal year 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)		Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(2)	Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(5)	Total ($)
Michael A. Weiss President and CEO	2009	750,000	209,768	—		—	2,250,000	—	510,317	3,720,085
Matthew C. Moellering Executive Vice President—Chief Administrative Officer, CFO, Treasurer & Secretary	2009	432,692	25,295	138,000	(4)	—	520,000	4,809	68,678	1,189,474
Fran Horowitz-Bonadies Executive Vice President—Women’s Merchandising & Design	2009	500,000	21,715	—		—	550,000	8,619	80,317	1,160,651
Colin Campbell Executive Vice President—Sourcing & Production	2009	485,000	27,490	—		—	485,000	29,142	111,119	1,137,751
John J. (“Jack”) Rafferty Executive Vice President—Planning & Allocation	2009	430,000	36,270	—		—	516,000	69,812	82,888	1,134,970

(1)	Special discretionary bonus paid to reimburse our NEOs for the interest payable on their promissory notes, which were repaid in full effective February 9, 2010. See “—Compensation Discussion and Analysis—Equity Incentives—Summary of our Current Plan” for information about the promissory notes. Also includes for each NEO, except Mr. Weiss, a special bonus equivalent to what their 2008 annual company contribution under the qualified retirement plan would have been had we made it in 2008. For Mr. Weiss, also includes payment to reimburse him for his expenses related to employer Medicare and Social Security taxes.
(2)	Represents amounts paid under our performance-based cash incentive plan. Refer to the “—Compensation Discussion and Analysis— Performance-Based Cash Incentives” section for more details.
(3)	We do not sponsor any tax-qualified or nonqualified defined benefit retirement plans. For fiscal year 2009, the amounts shown represent the amount by which earnings of 7.7% on each NEO’s nonqualified deferred compensation account balance exceeded 120% of the applicable federal long-term rate.
(4)	Reflects the aggregate grant date fair value of the grant made in fiscal 2009, computed in accordance with applicable accounting guidelines See Note 11 of the consolidated financial statements.
(5)	The following table details All Other Compensation paid to each NEO during fiscal year 2009:

							Qualified Retirement Plan(f)		Nonqualified Supplemental Retirement Plan(g)
Name	Tax Payments ($)(a)	Executive Health Benefits ($)(b)	Executive Life and Disability Insurance ($)(c)	Personal Aircraft Usage ($)(d)	Housing Allowance ($)(e)	Relocation Benefits ($)	401(k) Company Match ($)	Annual Company Contribution ($)	Company Match ($)	Annual Company Contribution ($)
Michael A. Weiss	224,863	10,090	1,656	263,208	10,500	—	*	*	*	*
Matthew C. Moellering	7,469	14,373	1,038	—	—	—	3,385	15,328	11,608	15,477
Fran Horowitz-Bonadies	8,058	13,505	1,188	—	—	—	3,846	15,328	16,454	21,938
Colin Campbell	8,961	12,192	1,177	—	6,500	19,669	3,731	15,328	15,519	28,042
John J. (“Jack”) Rafferty	14,100	13,449	1,138	—	—	—	3,308	15,328	12,092	23,473

*	Per his employment agreement, Mr. Weiss was not eligible for company retirement plans in 2009, but will be eligible to participate in 2010.

(a)	For all NEOs, except for Mr. Weiss, this column represents the gross-up amount on Medicare and the city tax for company contributions into the nonqualified deferred compensation plan and gross-up for a special discretionary bonus paid to reimburse our NEOs for the interest payable on their promissory notes, which were repaid in full effective February 9, 2009. For Mr. Weiss, this column includes (1) gross-up for personal aircraft usage in the amount of $48,654, (2) gross-up for housing allowance in the amount of $8,548 and (3) gross-up for employee Medicare and Social Security taxes in the amount of $40,014; and (4) gross-up for special discretionary bonus paid to reimburse Mr. Weiss for the interest payable on his promissory note in the amount of $127,647.
(b)	The following items are included in “Executive Health Benefits”: Average company cost per employee for the Employee Medical Plan and Employee Dental Plan; actual company expenses for the Executive Physical Program; and actual premiums paid by the company for the Executive Medical Plan.
(c)	Amounts represent the annual premiums paid by the company for executive life insurance, and executive disability insurance.
(d)	This represents the expense for use of purchased aircraft time for personal private aircraft usage for Mr. Weiss.
(e)	Amounts include payments to Mr. Weiss and Mr. Campbell for nights stayed at their New York apartments while on business in New York at a nightly rate approximately equivalent to a nightly rate at a hotel.
(f)	See “—Compensation Discussion and Analysis—Retirement Plan Benefits—Qualified Retirement Plan” for additional information.
(g)	See “—Compensation Discussion and Analysis—Retirement Plan Benefits—Nonqualified Deferred Compensation Plan” for additional information.

Grants of Plan-Based Awards

During fiscal year 2009, each of our NEOs participated in our performance-based cash incentive plan in which each officer was eligible for awards set forth under “Estimated Potential Payouts Under Non-Equity Incentive Plan Awards” below. The actual payout for the NEOs is set forth above under the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. For a detailed discussion of our performance-based cash incentive plan, refer to “—Compensation Discussion and Analysis—Performance-Based Cash Incentives.”

We did not make any equity awards to our NEOs in fiscal year 2009, other than to Mr. Moellering in connection with his promotion in October 2009.

		Estimated Potential Payouts Under Non-Equity Incentive Plan Awards			Estimated Potential Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Award Options ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Michael A. Weiss	—	150,000	750,000	2,250,000	—	—	—	—	—	—	—
Matthew C. Moellering	11/2/09	52,000	260,000	520,000	—	—	—	200,000	—	—	138,000
Fran Horowitz-Bonadies	—	55,000	275,000	550,000	—	—	—	—	—	—	—
Colin Campbell	—	48,500	242,500	485,000	—	—	—	—	—	—	—
John J. (“Jack”) Rafferty	—	51,600	258,000	516,000	—	—	—	—	—	—	—

Outstanding Equity Awards at Fiscal Year-End

The table below sets forth certain information regarding the outstanding equity awards held by our NEOs as of January 30, 2010.

	Option Awards						Stock Awards
Name	Number Of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number Of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Grant Date(1)	Unit Class(2)	Number Of Shares Or Units Of Stock That Have Not Vested (#)	Market Value Of Shares Or Units Of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number Of Unearned Shares, Units Or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market Or Payout Value Of Unearned Shares, Units Or Other Rights That Have Not Vested (#)
Michael A. Weiss	—	—	—	—	—	7/24/2007	A	1,500,000	4,470,000	—	—
Matthew C. Moellering	— —	— —	— —	— —	— —	12/14/2007 12/14/2007	A C	93,750 93,750	279,375 64,688	— —	— —
	—	—	—	—	—	11/2/2009	C	200,000	138,000
Fran Horowitz-Bonadies	— —	— —	— —	— —	— —	12/14/2007 12/14/2007	A C	131,250 131,250	391,125 90,563	— —	— —
Colin Campbell	— —	— —	— —	— —	— —	12/14/2007 12/14/2007	A C	75,000 75,000	223,500 51,750	— —	— —
John J. (“Jack”) Rafferty	— —	— —	— —	— —	— —	12/14/2007 12/14/2007	A C	131,250 131,250	391,125 90,563	— —	— —

(1)	Mr. Moellering was awarded 200,000 additional Class C Units in connection with his promotion in October 2009.
(2)	These Class A Units and Class C Units vest incrementally over a four-year period as described in “—Compensation Discussion and Analysis—Equity Incentives—Summary of our Current Plan” section, except the Units for Mr. Weiss, which are fully vested as of February 2010. All unvested Class A and Class C Units held by our executive officers, including our NEOs will fully vested in connection with this offering.
(3)	In the absence of a public trading market, management, in conjunction with a third party valuation firm, considered numerous objective and subjective factors to determine its best estimate of the fair value of our common stock as of each valuation date. Valuations are performed annually, in either our third quarter or in the fourth quarter. We use the most recent valuation closest to the date shares are granted, and evaluate the results of the next valuation to determine if adjustments to the grant date fair value are required.

Option Exercises and Stock Vested

The following table provides information relating to the Stock Awards vested during the fiscal year 2009. There were no Option Awards exercised during fiscal year 2009.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Unit Class	Number of Units Acquired on Vesting (#)	Value Realized on Vesting(1) ($)
Michael A. Weiss	—	—	A	1,000,000	1,970,000

Matthew C. Moellering	—	—	A	62,500	123,125
	—	—	C	62,500	34,062

Fran Horowitz Bonadies	—	—	A	87,500	172,375
	—	—	C	87,500	47,687

Colin Campbell	—	—	A	50,000	98,500
	—	—	C	50,000	27,250

John J. (“Jack”) Rafferty	—	—	A	87,500	172,375
	—	—	C	87,500	47,687

(1)	In the absence of a public trading market, management, in conjunction with a third-party valuation firm, considered numerous objective and subjective factors to determine its best estimate of the fair value of our common stock as of each valuation date. Valuations are performed annually, in either our third quarter or in the fourth quarter. We use the most recent valuation closest to the date shares are granted, and evaluate the results of the next valuation to determine if adjustments to the grant date fair value are required.

Pension Benefits

Our NEOs did not participate in or have account balances in any qualified or nonqualified defined benefit plans sponsored by us. Our board of directors or Compensation and Governance Committee may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interest.

Deferred Compensation

We provide a nonqualified deferred compensation plan for our executive officers. See “—Compensation Discussion and Analysis—Retirement Plan Benefits—Nonqualified Deferred Compensation Plan” for additional information. The following table provides the figures related to our Nonqualified Deferred Compensation Plan for fiscal year 2009.

Name	Executive Contributions In Last Fiscal Year ($)	Registrant Company Contributions In Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance At Last Fiscal Year ($)
Michael A. Weiss(1)	—	—	—	—	—
Matthew C. Moellering	5,804	27,085	13,205	—	200,555
Fran Horowitz-Bonadies	8,227	38,392	23,669	—	348,802
Colin Campbell	7,760	43,562	80,027	—	1,111,835
John J. (“Jack”) Rafferty	6,046	35,565	191,709	—	2,624,003

(1)	Under his employment agreement, Mr. Weiss was not eligible for the company’s nonqualified deferred compensation plan in 2009, but will be eligible to participate in 2010.
(2)	These amounts were included in the All Other Compensation column of the Summary Compensation Table.
(3)	The above-market portion of these earnings was included in the Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table.

Employment and Other Agreements

The Compensation Committee believes that our current severance arrangements protect stockholder interests by retaining management should periods of uncertainty arise. Because our severance arrangements are structured to serve the above purposes and because severance agreements represent a contractual obligation of our company, decisions relating to other elements of compensation have minimal effect on decisions relating to existing severance agreements.

These agreements generally provide that, if we fail to extend the executive’s agreement or terminate the executive’s employment without cause, or if the executive terminates the executive’s employment for good reason, the executive will continue to receive the executive’s base salary and medical and dental benefits for one year after the termination date. If the executive agrees to execute a general release of claims against our company, the executive will also be entitled to receive the amount of the incentive compensation that the executive would have otherwise received during the first year after termination.

Michael A. Weiss

We are party to an employment agreement with Mr. Weiss, our President and Chief Executive Officer. Under the terms of his employment agreement, effective February 1, 2010, Mr. Weiss is entitled to an annual base salary of $1,000,000, subject to annual review thereof by our Compensation Committee for potential increase. Mr. Weiss is also eligible to earn a short-term, performance-based cash incentive payment for each six-month operating season. The target payout for Mr. Weiss is 100% of his annual base salary, with a maximum annual payout opportunity of 200% of his annual base salary.

Mr. Weiss is also eligible to receive benefits in accordance with the standard benefit plans we provide to our other senior executives. In addition, we provide Mr. Weiss with the use of a private jet for his business-related travel (necessitated primarily by his frequent trips to our New York design studio) and for up to 100 hours of his personal travel, along with a tax gross-up payment to Mr. Weiss on the income associated therewith. Mr. Weiss is also entitled to up to four weeks of paid time off and reimbursement for all business travel, entertainment and other business expenses, including a reasonable daily reimbursement allowance for the business use of his private residence in New York, New York, which he uses when required to be at our New York design studio, along with a tax gross-up payment to Mr. Weiss on the income associated therewith, if any.

Mr. Weiss’ employment continues until the earlier of his resignation (with or without good reason), death or disability, or termination by us (with or without cause). If we terminate Mr. Weiss’ employment without cause or Mr. Weiss resigns for good reason, Mr. Weiss is entitled to receive severance equal to (1) twelve months of his then-current base salary payable within sixty days and continuation of his medical and dental benefits, (2) a guaranteed bonus payment equal to 100% of his then-current base salary, and (3) the bonus described in the first paragraph of this section for the season in which Mr. Weiss’ employment was terminated if Mr. Weiss would have otherwise been entitled to receive such bonus (prorated based on the number of days Mr. Weiss was employed during the season in which any such termination may occur). The foregoing amounts are payable at such times as Mr. Weiss would have otherwise been entitled to receive them had his employment not been terminated. Mr. Weiss’ receipt of severance is contingent upon execution of a general release of any and all claims arising out of or related to his employment with us and the termination of his employment.

Mr. Weiss has also agreed to customary restrictions with respect to the use of our confidential information, and has agreed that all intellectual property developed or conceived by Mr. Weiss while he is employed by us which relates to our business is our property. During the term of Mr. Weiss’ employment with us and during the twelve month period immediately thereafter, Mr. Weiss has agreed not to (1) solicit or hire any of our employees, (2) induce or attempt to induce any supplier, licensee, licensor or other material business relation of ours to cease doing business with us, or (3) participate (whether as an officer, director, employee or otherwise) in any competitive business (subject to Mr. Weiss’ ability to serve as a member of the board of directors of certain agreed upon public companies). During any period in which Mr. Weiss has breached the above restrictions, we have no obligations to pay Mr. Weiss any severance described above.

If any payment by us to Mr. Weiss under his employment agreement or the lapse or termination of any vesting restriction with respect to the units held by Mr. Weiss, his family trusts or his spouse would be subject to the excise tax imposed by Internal Revenue Code Section 4999 by reason of being “contingent on a change in ownership or control” within the meaning of Internal Revenue Code Section 280G, then Mr. Weiss shall be entitled to receive a gross-up payment from us in an amount such that after payment by Mr. Weiss of all taxes (including any penalties or interest with respect thereto) and excise tax imposed on such gross-up payment, Mr. Weiss is entitled to retain an amount of such gross-up payment equal to the excise tax imposed on any such payment under his employment agreement or the lapse or termination of any vesting restriction with respect to the units held by Mr. Weiss, his family trusts or his spouse determined to be subject to the excise tax imposed by Internal Revenue Code Section 4999.

We have agreed to indemnify and hold Mr. Weiss harmless in any and all actions resulting from the good faith performance of his duties and obligations with us.

All Other NEOs

We have entered into the below described employment agreements with all other NEOs. The term of each of these employment agreements is five years with automatic renewals thereafter on a year-to-year basis unless we or the applicable executive provides prior written notice of non-renewal. Notwithstanding the foregoing, the employment agreements may be terminated in the case of the applicable executive’s resignation, death or disability or termination by us.

Each such employment agreement provides for an annual base salary that is subject to annual review by us for potential increase, as well as short-term, performance-based cash incentive payment opportunities for each six-month operating season based on a percentage of the applicable executive’s base salary. See “—Compensation Discussion and Analysis—Performance-Based Cash Incentives” for more information. In addition, each such employment agreement provides that the applicable executive is eligible for equity-based compensation awards that are commensurate with his or her performance and position. Each such executive is also entitled to participate in all employee benefit plans that we maintain and make available to our senior executives and is entitled to paid time off in accordance with our policies as in effect from time to time.

Each such employment agreement provides that, if we fail to extend the executive’s agreement or terminate the executive’s employment without cause, or if the executive terminates the executive’s employment for good reason, the executive will continue to receive one year of his or her then-current base salary and (subject to certain exceptions) medical and dental benefits during the one year period following such termination. If the executive agrees to execute a general release of claims against our company, the executive will also be entitled to receive the amount of the cash incentive compensation that the executive would have otherwise received during the first year after termination.

Potential Payments Upon Termination and Change in Control

The information below describes and quantifies certain compensation that would become payable under employment agreements with the following NEOs if, as of January 30, 2010, his/her employment with us had been terminated. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event. Further, the information below does not incorporate the terms of any agreement entered into after January 30, 2010.

Michael A. Weiss

		Involuntary without Cause or Voluntary with Good Reason		Involuntary without Cause following Change in Control	Disability(4)	Retirement
Component	Voluntary Resignation	Without Signed Release	With Signed Release
Base Salary	$—	$—	$750,000	$750,000	$750,000	$—
Bonus(1)	—	—	3,000,000	3,000,000	—	—

Total Cash Severance	$—	$—	$3,750,000	$3,750,000	$750,000	$—
Value of Accelerated Equity(2)	—	—	—	—	—	—
Benefits and Perquisites(3)	—	—	10,192	10,192	8,900	—

Total Severance	$—	$—	$3,760,192	$3,760,192	$758,900	$—

(1)	This amount includes a guaranteed bonus payment of $750,000 and the fiscal year 2009 performance-based cash compensation plan payout of $2,250,000 which has been earned but not yet paid.
(2)	Equity is fully vested as of February 2010.
(3)	Estimates for benefits and perquisites include the continuation of medical and dental.
(4)	If Mr. Weiss became permanently and totally disabled on January 30, 2010, he would receive 12 months of salary continuation from us and 9 months of benefits continuation. Additional eligible disability compensation would be provided by a third-party insurance company and not paid by us.

Matthew C. Moellering

	Voluntary Resignation	Involuntary without Cause or Voluntary with Good Reason		Involuntary w/out Cause following Change in Control
Component		Without Signed Release	With Signed Release		Disability (2)	Retirement
Base Salary	$—	$500,000	$500,000	$500,000	$500,000	$—
Bonus	—	—	300,000	300,000	—	—

Total Cash Severance	$—	$500,000	$800,000	$800,000	$500,000	$—
Value of Accelerated Equity	—	—	—	—	—	—
Benefits and Perquisites(1)	—	12,294	12,294	12,294	10,089	—

Total Severance	$—	$512,294	$812,294	$812,294	$510,089	$—

(1)	Estimates for benefits and perquisites include the continuation of medical and dental, as well as the value of unvested qualified and nonqualified retirement plan balances that would become vested.
(2)	If Mr. Moellering became permanently and totally disabled on January 30, 2010, he would receive 12 months of salary continuation from us and 9 months of benefits continuation. Additional eligible disability compensation would be provided by a third-party insurance company and not paid by us.

Fran Horowitz-Bonadies

	Voluntary Resignation	Involuntary without Cause or Voluntary with Good Reason		Involuntary w/out Cause following Change in Control	Disability (2)	Retirement
Component		Without Signed Release	With Signed Release
Base Salary	$—	$500,000	$500,000	$500,000	$500,000	$—
Bonus	—	—	275,000	275,000	—	—

Total Cash Severance	$—	$500,000	$775,000	$775,000	$500,000	$—
Value of Accelerated Equity	—	—	—	—	—	—
Benefits and Perquisites(1)	—	12,294	12,294	12,294	10,238	—

Total Severance	$—	$512,294	$787,294	$787,294	$510,238	$—

(1)	Estimates for benefits and perquisites include the continuation of medical and dental, as well as the value of unvested qualified and nonqualified retirement plan balances that would become vested.
(2)	If Ms. Horowitz-Bonadies became permanently and totally disabled on January 30, 2010, she would receive 12 months of salary continuation from us and 9 months of benefits continuation. Additional eligible disability compensation would be provided by a third-party insurance company and not paid by us.

Colin Campbell

	Voluntary Resignation	Involuntary without Cause or Voluntary with Good Reason		Involuntary w/out Cause following Change in Control	Disability (2)	Retirement
Component		Without Signed Release	With Signed Release
Base Salary	$—	$485,000	$485,000	$485,000	$485,000	$—
Bonus	—	—	242,500	242,500	—	—

Total Cash Severance	$—	$485,000	$727,500	$727,500	$485,000	$—
Value of Accelerated Equity	—	—	—	—	—	—
Benefits and Perquisites(1)	—	12,294	12,294	12,294	10,221	—

Total Severance	$—	$497,294	$739,794	$739,794	$495,221	$—

(1)	Estimates for benefits and perquisites include the continuation of medical and dental, as well as the value of unvested qualified and nonqualified retirement plan balances that would become vested.
(2)	If Mr. Campbell became permanently and totally disabled on January 30, 2010, he would receive 12 months of salary continuation from us and 9 months of benefits continuation. Additional eligible disability compensation would be provided by a third-party insurance company and not paid by us.

John J. (“Jack”) Rafferty

	Voluntary Resignation	Involuntary without Cause or Voluntary with Good Reason		Involuntary w/out Cause following Change in Control	Disability (2)	Retirement
Component		Without Signed Release	With Signed Release
Base Salary	$—	$430,000	$430,000	$430,000	$430,000	$—
Bonus	—	—	258,000	258,000	—	—

Total Cash Severance	$—	$430,000	$688,000	$688,000	$430,000	$—
Value of Accelerated Equity	—	—	—	—	—	—
Benefits and Perquisites(1)	—	12,294	12,294	12,294	10,162	—

Total Severance	$—	$442,294	$700,294	$700,294	$440,162	$—

(1)	Estimates for benefits and perquisites include the continuation of medical and dental, as well as the value of unvested qualified and nonqualified retirement plan balances that would become vested.
(2)	If Mr. Rafferty became permanently and totally disabled on January 30, 2010, he would receive 12 months of salary continuation from us and 9 months of benefits continuation. Additional eligible disability compensation would be provided by a third-party insurance company and not paid by us.

Director Compensation

See “Management—Corporate Governance—Director Compensation.”

Director and Officer Indemnification and Limitation of Liability

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware (“DGCL”). In addition, our certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty.

In addition, prior to the completion of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the Delaware General Corporation Law. We will also enter into an indemnification priority agreement with Golden Gate and Limited Brands to clarify the priority of advancement of expenses and indemnification obligations among us, our subsidiaries and any of our directors appointed by Golden Gate and Limited Brands and other related matters.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information as of April 29, 2010 regarding the beneficial ownership of our common stock (1) immediately prior to and (2) as adjusted to give effect to this offering, in each case giving effect to the Reorganization, by:

•	each person or group who is known by us to own beneficially more than 5% of our outstanding shares of our common stock;

•	each of our named executive officers;

•	each of our directors and our director designee; and

•	all of our executive officers and directors and our director designee as a group.

For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of April 29, 2010 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on              shares of common stock outstanding after giving effect to the Reorganization, and 88.7 million shares of common stock to be outstanding after the completion of this offering, assuming no exercise of the option to purchase additional shares, or 91.1 million shares, assuming full exercise of the option to purchase additional shares. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Express, Inc., One Limited Parkway, Columbus, Ohio 43230.

	Shares Beneficially Owned Prior to This Offering		Shares To Be Sold in This Offering Assuming No Exercise of Overallotment	Shares To Be Sold In This Offering Assuming Full Exercise of Overallotment Option	Shares Beneficially Owned After This Offering Assuming No Exercise of Overallotment Option		Shares Beneficially Owned After This Offering Assuming Full Exercise of Overallotment Option
Name	Number	Percent	Number	Number	Number	Percent	Number	Percent
5% Stockholders:
Funds managed by Golden Gate Private Equity, Inc.(1)	52,642,520	67.3%	3,842,676	5,519,765	48,799,844	55.0%	47,122,755	53.1%
Limited Brands, Inc.(2)	17,547,507	22.4%	1,280,892	1,839,827	16,266,615	18.3%	15,707,680	17.7%
Executive Officers, Directors and Director Designee:
Michael A. Weiss	3,259,306	4.2%	237,915	341,732	3,021,391	3.4%	2,917,574	3.3%
John J. Rafferty	486,933	0.6%	35,544	51,055	451,389	0.5%	435,878	0.5%
Fran Horowitz-Bonadies	432,929	0.6%	—	—	432,929	0.5%	432,929	0.5%
Jeanne L. St. Pierre	432,929	0.6%	—	—	432,929	0.5%	432,929	0.5%
Matthew C. Moellering	413,142	0.5%	30,158	43,234	382,984	0.4%	369,908	0.4%
David G. Kornberg	380,739	0.5%	27,792	39,843	352,947	0.4%	340,896	0.4%
Elliott R. Tobias	335,465	0.4%	24,487	35,104	310,978	0.4%	300,361	0.3%
Lisa A. Gavales	315,678	0.4%	—	—	315,678	0.4%	315,678	0.4%
Colin Campbell	281,333	0.4%	20,536	29,440	260,797	0.3%	251,893	0.3%
Douglas H. Tilson	239,037	0.3%	—	—	239,037	0.3%	239,037	0.3%
David C. Dominik(1)	52,642,520	67.3%	3,842,676	5,519,765	48,799,844	55.0%	47,122,755	53.1%
Timothy J. Faber(3)	—	—	—	—	—	—	—	—
Stefan L. Kaluzny(1)	52,642,520	67.3%	3,842,676	5,519,765	48,799,844	55.0%	47,122,755	53.1%
Jennie W. Wilson(3)	—	—	—	—	—	—	—	—
Michael F. Devine, III	—	—	—	—	—	—	—	—
All executive officers and directors as a group (15 persons)	59,220,011	75.7%	4,219,108	5,160,173	55,000,903	62.0%	53,159,838	59.9%

*	Represents beneficial ownership of less than one percent (1%) of our outstanding common stock.
(1)	Includes shares of common stock that will be held directly following the Reorganization by Multi-Channel Retail Holdings LLC—Series G, a Delaware limited liability company, and shares of common stock held indirectly (through their respective ownership in Multi-Channel Retail Holdings LLC) by (a) Golden Gate Capital Investment Fund II, L.P., (b) Golden Gate Capital Investment Fund II-A, L.P., (c) Golden Gate Capital Investment Annex Fund II, L.P., (d) Golden Gate Capital Investment Fund II (AI), L.P., (e) Golden Gate Capital Investment Fund II-A (AI), L.P., (f) Golden Gate Capital Investment Annex Fund II (AI), L.P., (g) Golden Gate Capital Associates II-QP, L.L.C., (h) Golden Gate Capital Associates II-AI, L.L.C., (i) CCG AV, L.L.C.—Series C, (j) CCG AV, L.L.C.—Series I and (k) CCG AV, L.L.C.—Series L (the entities listed in clauses (a) through (k) above, the “Golden Gate Entities”), each of which are funds managed by Golden Gate. Golden Gate may be deemed to be the beneficial owner of the shares owned by Multi-Channel Retail Holdings LLC and the Golden Gate Entities, but disclaims beneficial ownership pursuant to the rules under the Securities Exchange Act of 1934, as amended. Each of Mr. Dominik and Mr. Kaluzny is a managing director of Golden Gate, and each may be deemed to be the beneficial owners of shares owned by Multi-Channel Retail Holdings LLC and the Golden Gate Entities. Each of Mr. Dominik and Mr. Kaluzny disclaim beneficial ownership of any securities owned by Multi-Channel Retail Holdings LLC or the Golden Gate Entities, except, in each case, to the extent of their pecuniary interest therein. The address for Golden Gate, Multi-Channel Retail Holdings LLC, the Golden Gate Entities and Mr. Dominik and Mr. Kaluzny is c/o Golden Gate Private Equity, Inc., One Embarcadero Center, 39th Floor, San Francisco, California 94111.
(2)	Represents 16,845,607 shares of common stock held by Limited Brands Store Operations, Inc. and 701,900 shares of common stock held by EXP Investments, Inc., each of which are direct or indirect subsidiaries of, and controlled by, Limited Brands, Inc., c/o Limited Brands, Inc., Three Limited Parkway, Columbus, Ohio 43230.
(3)	The address for Ms. Wilson and Mr. Faber is c/o Limited Brands, Inc., Three Limited Parkway, Columbus, Ohio 43230.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In connection with this offering, we will adopt a written policy with respect to related party transactions. Under our related person transaction policy, a “Related Person Transaction” is any transaction, arrangement or relationship between us or any of our subsidiaries and a Related Person not including any transactions involving $120,000 or less when aggregated with all similar transactions. A “Related Person” is any of our executive officers, directors or director nominees, any stockholder beneficially owning in excess of 5% of our stock or securities exchangeable for our stock, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is an executive officer, a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest in such entity.

Pursuant to our Related Person Transaction policy, any Related Person Transaction must be approved or ratified by a majority of the disinterested directors on the Board of Directors or a designated committee thereof consisting solely of disinterested directors. In approving any Related Person Transaction, the Board of Directors or the committee must determine that the transaction is on terms no less favorable in the aggregate than those generally available to an unaffiliated third party under similar circumstances.

Transactions with Related Persons, though not classified as Related Person Transactions by our policy and thus not subject to its review and approval requirements, may still need to be disclosed if required by the applicable securities laws, rules and regulations.

Other than compensation agreements and other arrangements which are described under “Executive Compensation,” and the transactions described below, since February 4, 2007, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities or any member of the immediate family of the foregoing persons had or will have a direct or indirect material interest.

Golden Gate Acquisition

In connection with the Golden Gate Acquisition, we entered into the following agreements:

•	a Unit Purchase Agreement pursuant to which Golden Gate acquired a controlling interest in us for $484.9 million;

•

a transition services agreement pursuant to which Limited Brands agreed to provide us with support services in various operational and administrative areas, including product sourcing services through MAST. We incurred charges under this agreement of $809.0 million, $772.7 million and $532.2 million during the 2007 Successor period, fiscal 2008 and fiscal 2009, respectively, of which $471.4 million, $584.5 million and $464.7 million related to MAST, in its capacity as a buying agent;

•	a master sublease and store leases agreement pursuant to which we lease certain stores and our New York design center from Limited Brands;

•	an advisory agreement with Golden Gate, under which we incurred fees of $3.6 million, $4.2 million and $7.2 million in 2007 Successor period, fiscal 2008 and fiscal 2009, respectively; and

•

a limited liability company agreement, which includes an advisory fee arrangement for Limited Brands, pursuant to which we incurred fees of $1.1 million, $1.3 million and $2.2 million during the 2007 Successor period, fiscal 2008 and fiscal 2009, respectively.

We have amended, replaced or terminated certain of these agreements, and we currently are party to the following agreements with Golden Gate and/or Limited Brands:

•

an amended and restated transition services agreement dated as of April 8, 2010, which provides for the continuation of services provided under the original transition services agreement discussed above that have not otherwise terminated or been replaced, including product sourcing services to be provided by MAST through July 6, 2010;

•	a master sublease and store leases agreement discussed above pursuant to which we lease certain stores and our New York design center from Limited Brands;

•

a logistics services agreement effective as of February 1, 2010 pursuant to which an affiliate of Limited Brands provides transportation and delivery and other related services, and pursuant to which we lease our distribution space in Columbus, Ohio;

•	an office space lease agreement effective as of February 1, 2010 pursuant to which we lease office space from Limited Brands;

•	the advisory agreement with Golden Gate as discussed above, which will be terminated upon completion of this offering;

•	the limited liability company agreement discussed above, which will be terminated upon completion of this offering; and

•

certain other transactions with Golden Gate described in “—Other Golden Gate Transactions” below, pursuant to which we incurred charges of $8.4 million and $19.5 million in fiscal 2008 and fiscal 2009, respectively.

Each of these agreements and arrangements is described in further detail below.

Purchase Agreement

Pursuant to the Unit Purchase Agreement, dated May 15, 2007 (as amended, the “Purchase Agreement”), an affiliate of Limited Brands sold 75% of the equity interests in Express Holding, LLC to an entity that is wholly-owned by Golden Gate, Express Investment Corp., for a cash payment of $484.9 million, which amount includes a $34.3 million net tangible asset adjustment paid by Express Investment Corp. to Express Holding. In addition, on the closing of the Golden Gate Acquisition, we distributed to an affiliate of Limited Brands $117.0 million in loan proceeds (which amount includes the expense reimbursement paid to Limited Brands described below) from a $125.0 million term loan facility entered into with Morgan Stanley Senior Funding, Inc. as administrative agent and certain other lenders. See “Description of Certain Indebtedness—Opco Term Loan Facility.” The Purchase Agreement also required us to pay up to $14.0 million and $7.0 million, respectively, of the reasonable out-of-pocket costs and expenses incurred by Express Investment Corp. and Limited Brands, respectively, in connection with Golden Gate Acquisition. The expense reimbursement to which Limited Brands was entitled under the Purchase Agreement was included in the aforementioned amounts paid to it at the closing of the Golden Gate Acquisition. The purchase price for the equity interests in Express Holding was also subject to a customary adjustment following the closing of the Golden Gate Acquisition based on the amount of our net tangible assets as of the closing. Limited Brands paid Express Holding $1.9 million in connection with this adjustment.

The Purchase Agreement contains negotiated representations and warranties and covenants of each of Express Investment Corp. and Limited Brands and provides for indemnification in the event of a breach of these covenants and certain of these representations and warranties. None of the representations and warranties survived the closing of the Golden Gate Acquisition, except for claims with respect to (1) a breach of certain fundamental representations (including those made by a party as to its corporate existence, authority to enter into the Purchase Agreement, and capitalization) (the time period to bring a claim for any such breach survives until the latest date permitted by law), and (2) a breach of representations regarding financial statements and sufficiency of assets (the time period to bring a claim for any such breach expired on July 6, 2008). Covenants of the parties continue in full force and effect indefinitely or for the shorter period specified in the Purchase Agreement. Neither party has brought an indemnification claim against the other party as of the date of this prospectus.

Limited Brands Transition Services Agreements

In connection with the Golden Gate Acquisition, we entered into a transition services agreement pursuant to which Limited Brands agreed to provide us support services in various operational areas including, among other things, human resources, real estate, tax, marketing, logistics, technology and product sourcing. We also used Limited Brands to process a portion of our normal course store operating lease payments so as to minimize the potential for disruption to our landlords during the transition. The product sourcing services are provided by MAST, an affiliate of Limited Brands, and are discussed separately below. See “—MAST Services Agreement.” The length of time these services are to be provided vary and generally range in duration from 3 months to 36 months. The provision of these services under the transition services agreement will expire in July 2010. We incurred $337.6 million, $188.2 million and $67.5 million in charges from Limited Brands for various transition services, excluding services provided by MAST, during the 2007 Successor period, fiscal 2008 and fiscal 2009, respectively.

The following table provides additional detail on these transition services charges from Limited Brands.

	Period from July 7, 2007 through February 2, 2008	2008	2009
Store lease payments processed by LBI	$160.8	$70.2	$1.0
Payroll and related expenses processed by LBI	81.5	24.6	—
Logistics services	29.7	50.7	42.6
Information technology	14.0	20.6	17.0
Other general and administrative expenses	51.6	22.1	6.9

Total	$337.6	$188.2	$67.5

Our outstanding liability, included in accounts payable and accrued expenses—related parties for transition services excluding services provided by MAST as of January 30, 2010 was $10.9 million. The amounts we pay for the services provided pursuant to the transition services agreement, excluding services provided by MAST, vary depending on the applicable service and, in some instances, include a specified overhead charge. We are generally invoiced by Limited Brands monthly for these amounts and are generally required to pay within 30 days of invoice. Since the Golden Gate Acquisition, we have made investments in our business so that we can operate as a standalone business. The only material services that are still provided to us by Limited Brands under this agreement relate to information technology, customer marketing and product sourcing through MAST as described below. We intend to amend and restate the transition services agreement prior to the completion of this offering to eliminate provisions of that agreement that are related to services that are no longer provided to us by Limited Brands. We have substantially completed the transition from Limited Brands’ information technology to our own information technology systems. We expect to complete our information technology transition by June 30, 2010, and we expect to complete our marketing transition by June 1, 2010. As a result, we do not expect the expiration of the provision of these services to have an adverse impact on our business.

MAST Services Arrangements

An affiliate of Limited Brands, MAST Industries, Inc. currently provides us with certain support services relating to our product production and sourcing under the transition services agreement described above which expires in July 2010. MAST is one of the largest contract manufacturers and importers of women’s and men’s apparel in the United States and has relationships with many other third-party retailers. These services include providing us support in connection with our product costing and specifications, assisting us with vendor certification, compliance and auditing, purchase order initiation and tracking, and product delivery services, including customs and other regulatory compliance and logistics services. Our agreement with Limited Brands pursuant to which MAST provides services to us contains a confidentiality provision that requires Limited Brands and us to maintain as confidential all of the confidential information provided in connection with the performance of the agreement, including the MAST services. In addition, this provision prohibits us and Limited Brands from using the other party’s confidential information for their own benefit. Because of these contractual confidentiality restrictions, we do not believe that sharing competitive information with MAST or Limited Brands in connection with these arrangements places us at a disadvantage relative to Limited Brands or any of our other competitors.

For the twelve month period ending July 6, 2010, we are obligated to purchase a minimum of 60% of our requirements for certain of our products, and related services, through MAST. After July 6, 2010, we may obtain all of our products and related services on the open market as we do with the other 40% of products not sourced through MAST. While we anticipate little to no change in our sourcing strategy once the transition services agreement expires, we do not intend to enter into another long term agreement with MAST that obligates us to minimum purchase requirements. However, we are required to obtain certain customs, labor and related compliance services through Limited Brands in connection with all products sourced by us through non-Limited Brands entities for so long as Limited Brands holds at least 20% of our outstanding equity. We estimate that the cost of these required services will be approximately $0.3 million per year. We incurred charges from MAST, in its capacity as buying agent, of $471.4 million, $584.5 million, and $464.7 million in the 2007 Successor period, fiscal 2008 and fiscal 2009, respectively. These charges from MAST primarily consisted of payments in respect of the purchase price of sourced products, with an additional sourcing fee paid to MAST to compensate them for their services. Our outstanding liability, included in accounts payable and accrued expenses—related parties for merchandise sourcing as of January 30, 2010 was $63.6 million. We pay MAST on terms comparable to our other large unrelated sourcing vendors.

Master Sublease and Store Leases Agreement

In connection with the Golden Gate Acquisition, on July 6, 2007 we entered into a Master Sublease, a Store Leases Agreement and certain related agreements with Limited Brands and certain of its affiliates. The Master Sublease provides for Limited Brands or one of its affiliates to sublease us the space for approximately nine of our retail stores, as well as our design center in New York, New York. Fees incurred under this agreement were paid under the transition services agreement and are included in the expenses referenced above for the transition services agreement. Limited Brands has guaranteed for the benefit of the applicable landlord our performance of our obligations under each of the prime leases for these sites, including the obligation to pay rent. Under the Master Sublease, Limited Brands has agreed to cooperate with us so that we have the right and power to control all decisions in connection with the exercise or election not to exercise any and all rights of the tenant under the applicable lease agreement.

The Store Leases Agreement provides for the sublease (with us as either the subtenant or sublandlord party) of certain retail space shared by Limited Brands or one of its affiliates and us, including the retail space for certain of our stores, as well as the retail space for certain stores operated by Limited Brands or one of its affiliates. Depending on whether we or an affiliate of Limited Brands is the tenant under applicable lease agreement, either we or an affiliate of Limited Brands are primarily responsible for the obligations under the applicable lease.

In general, the subleases effectuated pursuant to the terms of the Master Sublease and Store Leases Agreement commenced on July 6, 2007 and expire on the day immediately preceding the day of expiration of the current term of the underlying lease agreement for the applicable retail store. In addition, the other arrangements provided for in the Master Sublease and Store Leases Agreement (including the payment of rent and monetary expenses) mirror the terms of the underlying lease agreement with the landlord for the applicable site.

Golden Gate Advisory Agreement

In connection with the Golden Gate Acquisition, we entered into an Advisory Agreement with Golden Gate that expires in July 2017, with automatic one-year extensions unless either we or Golden Gate provides a termination notice to the other at least 90 days prior to the expiration of the initial or any extension term. Under this agreement, Golden Gate provides us with consulting and advisory services, including general executive and management services, support and analysis with respect to financing alternatives and finance marketing and human resources services. Under the Advisory Agreement, we reimburse Golden Gate for reasonable out-of-pocket expenses incurred in connection with providing us consulting and advisory services and also pay an annual advisory fee equal to the greater of (1) $2.0 million per fiscal year and (2) 3% of our Adjusted EBITDA. These advisory fees are payable quarterly in advance. We incurred advisory fees of $3.6 million, $4.2 million and $7.2 million in the 2007 Successor period, fiscal 2008 and fiscal 2009, respectively. These expenses are recorded as other operating expenses. Upon the consummation of each transaction that results in a change of control of Express Parent or its subsidiaries or an acquisition, divestiture or incremental financing (above and beyond the existing amount of funded debt being replaced, whether by debt or equity financing) by or involving Express Parent or its subsidiaries (including the issuance of the Senior Notes), we are also required to pay Golden Gate a transaction fee in an amount equal to 1% of the aggregate value of any such transaction. In addition, under the LLC Agreement described below, so long as Limited Brands owns any of Express Parent’s equity interests, we are obligated to make a cash payment to it equal to a portion of the periodic quarterly advisory fees paid to Golden Gate under the Advisory Agreement, which payment will be determined based on the amount of Express Parent’s equity interests it holds relative to that held by Golden Gate. In connection with the Refinancing Transactions, we paid Golden Gate $2.5 million in transaction advisory fees. In connection with this initial public offering, we plan to pay Golden Gate $10.0 million in connection with terminating this agreement and Limited Brands $3.3 million to terminate their advisory fee arrangement under the LLC Agreement but will not pay a separate 1% transaction fee. See “Use of Proceeds.”

Logistics Services Agreement

On October 5, 2009, we negotiated a new logistics services agreement with an affiliate of Limited Brands to replace the logistics services provided to us by Limited Brands under the transition services agreement. The term of the agreement commenced on February 1, 2010 and ends on April 30, 2016 and will continue thereafter unless it is terminated by either party on no less than 24 months’ prior notice. Notwithstanding the foregoing, we have the right to terminate the agreement on 24 months’ prior notice, which may be given any time after February 1, 2011. In no event may the termination of the agreement occur between October 1 of any calendar year and the last day of February of the next calendar year.

Under the logistics services agreement, an affiliate of Limited Brands has agreed to provide us certain inbound and outbound transportation and delivery services, distribution services, and customs and brokerage services. This agreement also provides for the rental of approximately 418,000 square feet of warehouse/distribution space located in Columbus, Ohio commencing February 1, 2010, which lease will replace our current lease of 403,620 square feet in this warehouse/distribution space from an affiliate of Limited Brands. We have the option to convert up to 30,000 square feet of the warehouse/distribution facility into office space. If we elect to exercise this option, our rent and operating expenses will be increased by an amount specified in the logistic services agreement.

The amounts we pay for the services provided pursuant the logistics agreement vary depending on the type of service but generally are based on the costs incurred by the Limited Brands affiliate to provide such service plus a mark-up. We pay monthly rent for the distribution space of approximately $0.1 million (subject to a 10% increase every five years), plus operating expenses. We are generally invoiced by the Limited Brands for amounts due under the logistics agreement monthly and are required to pay within 30 days of the invoice.

Lease Agreement for Office Space

We and an affiliate of Limited Brands entered into an agreement for us to lease 160,519 square feet of office space located in Columbus, Ohio on October 5, 2009. This lease agreement replaces and supersedes a lease agreement we entered into at the closing of the Golden Gate Acquisition, which provided for the lease by us of the aforementioned office space. The lease agreement became effective on February 1, 2010 and has an initial term ending April 30, 2016. We also have the right to exercise a renewal option for five additional years. We are obligated to pay the Limited Brands affiliate monthly rent under the lease equal to approximately $107,000 during the first five years of the lease and approximately $118,000 during the remainder of the lease term and the optional renewal period, plus operating expenses.

LLC Agreement

On June 26, 2008, as part of the corporate reorganization described below, each member of Express Parent (including an affiliate of Limited Brands) entered into a limited liability company agreement with Express Parent. This agreement governs the management of Express Parent, and the ownership and transfer of equity interests of Express Parent, which are referred to as “units.”

Under the LLC Agreement, each member must take all actions (including voting its units) to cause the membership of Express Parent’s board of managers to be comprised of five managers. Limited Brands (through its affiliates) has the right to designate two managers as long as it owns at least 50% of the units it acquired in the Golden Gate Acquisition and one manager as long as it owns at least 25% of the units it acquired in the Golden Gate Acquisition. Golden Gate has the right to designate three managers as long as it owns at least 50% of the units it acquired in the Golden Gate Acquisition and two managers as long as its owns at least 25% of the units it acquired in the Golden Gate Acquisition. In the event our chief executive officer has not been designated as a manager by either Limited Brands or Golden Gate, he or she will be an ex-officio, non-voting member of the board of managers.

The LLC Agreement provides that until the earlier of such time as (1) Express Parent or any of its subsidiaries have consummated an initial public offering of at least 15% of its outstanding equity interests after giving effect to the initial public offering which yields gross proceeds of at least $200.0 million (a “Qualified IPO”) and (2) the first date when Limited Brands owns less than 20% of Express Parent’s outstanding equity interests, we may not take certain actions without Limited Brands’ prior written approval, including changing the size of the board, the designation of any subcommittee of the board, changing Express Parent’s or any of its subsidiaries’ organizational documents, the transfer of less than all of the equity interests of any subsidiary of Express Parent, changing our fiscal year, selecting or removing our principal auditors (unless certain named auditors are selected following such removal), certain issuances of securities, filing for insolvency or winding up or dissolving Express Parent or its subsidiaries, effecting an initial public offering that is not a Qualified IPO, certain mergers and similar transactions, certain sales of all or substantially all of Express Parent’s or any of its subsidiaries’ assets or equity, entering into certain transactions with Express Parent’s equity holders or their affiliates and changing our line of business.

Under the LLC Agreement certain of our equity holders have registration rights. At any time following the earlier of (1) 180 days after the effective date of the registration statement for our proposed initial public offering and (2) the expiration of any lock-up period in connection with our proposed initial public offering, each of Golden Gate, Limited Brands and our President and Chief Executive Officer, Michael A. Weiss, Mr. Weiss’ spouse and certain of Mr. Weiss’ family trusts (collectively, the “Weiss Holders”) and other holders of our Class L Units may demand that we register under the Securities Act the shares of our common stock held by them. We are required to use our reasonable best efforts to effect and maintain the registration of the securities requested to be registered by Golden Gate, Limited Brands, the Weiss Holders and/or such other holders, as applicable, as well as any securities we may elect to register. Each of Golden Gate, Limited Brands, the Weiss Holders and such other holders are entitled to no more than three long-form demand registrations and an unlimited number of short-form demand registrations. The aforementioned registration rights are subject to standard underwriter cutbacks and other customary limitations.

In addition, following the completion of our proposed initial public offering, if we propose to file a registration statement in connection with a public offering of our common stock, then, subject to certain limited exceptions, each of Golden Gate, Limited Brands, the Weiss Holders and other holders of our Class L Units have piggyback registration rights pursuant to which we are required to use our reasonable best efforts to register such number of securities as they request. These registration rights are also subject to customary cutbacks and other limitations.

We are required to pay all fees and expenses incurred in connection with the aforementioned registrations, except that we are not required to pay any underwriting discounts or commissions or transfer taxes relating to the transfer of securities by any persons other than us. In addition, in connection with the aforementioned registrations, each of Golden Gate, Limited Brands, the Weiss Holders and other holders of our Class L Units must consent and comply with any lock-up restrictions that may be reasonably requested by the managing underwriters of such offering, regardless of whether such person’s securities are included in such registration. In connection with the grant of these registration rights, we, Golden Gate, Limited Brands, the Weiss Holders and other holders of our Class L Units have entered into customary cross-indemnification and contribution agreements with respect to the registration of our common stock.

Furthermore, under the LLC Agreement, Limited Brands is entitled to receive a cash payment (at the same time payments are made under the Advisory Agreement with Golden Gate) equal to the product of (i) the amount of the advisory fees actually paid in cash by us and our subsidiaries under the Advisory Agreement and (ii) the quotient of the number of units held by Limited Brands over the number of units held by Golden Gate at the time of payment of such fees. In connection with this initial public offering, we plan to pay Limited Brands $3.3 million in connection with terminating this agreement.

Other Golden Gate Transactions

From time to time we enter into various transactions with affiliates of Golden Gate. Our LLC Agreement requires that, prior to entering into transactions with affiliated parties, our board determines that the terms of the transaction are substantially similar to those that would be obtained with an unaffiliated third party. We are party to an agreement with Appleseeds Intermediate Holdings (“Appleseeds”), an affiliate of Golden Gate, under which Appleseeds provides us with services related to our e-commerce business, including warehouse and fulfillment services. During 2008 and 2009 we incurred charges in the amount of $7.8 million and $19.2 million for services rendered under this agreement, respectively. On March 25, 2010, we elected to prepay Appleseeds $10.2 million for services from April 2010 through January 2011 in exchange for a 9% discount on the services Appleseeds provides to us. In addition, during 2008 and 2009, we purchased software licenses, consulting and software maintenance services from affiliates of Golden Gate in the amount of $0.6 million and $0.3 million, respectively. Our outstanding liability, included in accounts payable and accrued expenses—related parties, for services rendered by affiliates of Golden Gate (excluding the Advisory Agreement) was $3.5 million as of January 30, 2010. In addition, we provide certain real estate services, including assistance with lease negotiations and site identification, to certain affiliates of Golden Gate. We expect to continue to operate in the ordinary course of business, including with respect to our transactions with affiliates of Golden Gate, after completing this offering.

2008 Corporate Reorganization

On June 26, 2008, we completed a corporate reorganization. In connection with the 2008 reorganization, on June 26, 2008, Express Topco entered into the $300.0 million Topco credit facility. See “Description of Certain Indebtedness—Topco Credit Facility.”

On June 26, 2008, Express Topco borrowed $200.0 million under the Topco credit facility. KKR SCF Loan Administration, LLC is the administrative agent, and originally held $100.0 million of Term B Loans and $100.0 million of Term C Loans, under our Topco credit facility. The terms of this facility, including the interest rates of 13.5% per annum for the Term B Loans and 14.5% for the Term C Loans were established through negotiations between us and KKR SCF Loan Administration, LLC, who is not affiliated with our company. In 2008, based upon our board receiving various proposals from other third parties for financings similar to the Topco credit facility and our board’s understanding of the debt markets at that time, we determined that the terms of the Topco credit facility, including the interest rates, were comparable to terms available from other lenders at that time. The Topco credit facility provides for higher interest rates relative to the Opco credit facilities because, among other things, the Topco credit facility is effectively subordinated to the borrowings under the Opco credit facilities and the proceeds were used to pay a distribution to equity holders. On or about July 15, 2008, Express Topco borrowed an additional $100.0 million under the Topco credit facility. Total proceeds from these borrowings were $300.0 million, less an original issue discount of $6.0 million and fees and expenses of $4.5 million, resulting in net proceeds of $289.5 million. On or about July 15, 2008, Express Topco made a distribution to Express Parent of $289.5 million with the net proceeds of the foregoing borrowings. Immediately following its receipt of such proceeds, Express Parent made a distribution of $289.5 million to its equity holders in accordance with the provisions of the LLC Agreement. See “—LLC Agreement.” On March 5, 2010, the Term C Loans were prepaid in full in connection with the 2010 Refinancing Transactions.

An affiliate of Golden Gate, GGC Unlevered Credit Opportunities, LLC, is a lender under our Topco credit facility and as of January 30, 2010 was owed approximately $50 million in the original principal amount of the Term B Loans and $50 million in the original principal amount of the Term C Loans, which indebtedness has the same terms, including interest rate, as the loans held by the other lenders, including KKR SCF Loan Administration, LLC, under the Topco credit facility. A separate affiliate of Golden Gate purchased an additional $8.3 million of principal amount of Term B Loans on April 8, 2010. In 2008, Express Topco paid interest equal to $2.9 million in cash to GGC Unlevered Credit Opportunities, LLC pursuant to the terms of the Topco credit facility. In 2009, Express Topco paid interest equal to $14.4 million in cash to GGC Unlevered Credit Opportunities, LLC pursuant to the terms of the Topco credit facility which included the payment in full of all payment-in-kind interest that we accrued in 2008 and 2009. The amount of interest and prepayment fees paid to GGC Unlevered Credit Opportunities, LLC is equal to its pro rata share of the total interest and fees paid by Express Topco pursuant to the terms of the Topco credit facility based on the amount loaned by GGC Unlevered Credit Opportunities, LLC relative to the other lender. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Existing Credit Facilities—Topco Credit Facility.”

Employment Agreements

We have entered into employment agreements with Michael Weiss, our President and Chief Executive Officer and other executives. For more information regarding this agreement, see “Executive Compensation—Employment and Other Agreements.”

Equity Incentive Program

We have entered into equity purchase agreements with various members of our senior management, including with Michael Weiss, our President and Chief Executive Officer, in connection with our equity incentive program. In addition, members of our senior management executed promissory notes in favor of Express Holding to satisfy a portion of the purchase price for the equity, each of which was repaid in full by each member of management effective as of February 9, 2010. See “Executive Compensation—Compensation Discussion and Analysis—Equity Incentives—Summary of our Current Plan.”

Senior Notes

On March 5, 2010, investment funds managed by affiliates of Golden Gate purchased $50.0 million of Senior Notes at a purchase price per note equal to 98.599% of the face value of the Senior Notes (the offering price) less the discount at which the initial purchasers purchased the Senior Notes.

Reorganization as a Corporation

We are currently a Delaware limited liability company. Immediately after our registration statement for this offering is declared effective, and prior to the sale of any of our shares of common stock, we will convert into a Delaware corporation and change our name from Express Parent LLC to Express, Inc. As required by the limited liability company agreement of Express Parent, the conversion has been approved by our board of managers. Once a reorganization to a corporate form is approved by our board of managers, the LLC Agreement allows certain of our equity holders to specify the manner in which we will be reorganized as a corporation. As a result, we have entered into a binding and enforceable conversion agreement with certain of our equity holders that documents their election to have the reorganization to a corporation take the form of a statutory conversion, and also provides that the conversion shall occur immediately after the effectiveness of the Registration Statement for this offering without any further action on the part of our board of managers or equity holders. Immediately after the conversion, all of our outstanding Class L Common Units, Class A Common Units and Class C Common Units will automatically be converted into shares of our common stock based on their relative rights as set forth in our limited liability company agreement. See “Description of Capital Stock” for additional information regarding the terms of our certificate of incorporation and bylaws as will be in effect upon the closing of this offering. Any shares of common stock received in exchange for unvested Class A Units and Class C Units will be subject to the same vesting restrictions that the Class A Units and Class C Units were subject to prior to the conversion. In addition, shares of common stock received in exchange for Units that were subject to repurchase rights will continue to be subject to the same repurchase rights that the Units were subject to prior to the conversion.

Prior to our registration statement being declared effective, (1) EIC, the holding company that holds 67.3% of the equity interests in us on behalf of certain investment funds managed by Golden Gate, and (2) the Management Holding Companies that directly or indirectly hold 6.1% of the equity interests in us on behalf of certain members of management, will be merged with and into us. In connection with the conversion and these mergers, Golden Gate (indirectly through a limited liability company) and certain members of our management will receive, in exchange for their equity interests in the entities being merged into us, the number of shares of our common stock that they would have held had they held our equity interests directly.

In connection with the Reorganization, we intend to enter into the following agreements:

Conversion Agreement and Merger Agreement

We have entered into a Conversion Agreement and a Merger Agreement with our controlling equity holders to effect our conversion into a corporation and the mergers described above. Concurrently with the consummation of the conversion to a corporation, the LLC Agreement will be terminated (other than the provisions thereof relating to certain pre-closing tax matters and liabilities for breaches of the LLC Agreement). Concurrently with the consummation of this offering, the Advisory Agreement will be terminated. As noted above, in connection with the termination of the advisory arrangements with Golden Gate and Limited Brands, we intend to pay Golden Gate an amount equal to $10.0 million and Limited Brands an amount equal to $3.3 million.

In the Merger Agreement, the companies that will be merged into us will represent and warrant that they do not have any liabilities, operations or businesses other than activities related to holding our common stock and other than liabilities for (i) deferred income taxes that reflect only timing differences between the treatment of items for accounting and income tax purposes and (ii) income taxes with respect to pre-closing periods which are not yet due and payable and for which we are fully indemnified. The mergers will be structured so that we will not acquire any assets (other than certain income tax receivables and an amount of cash that has been estimated in good faith to be sufficient to pay all pre-closing income taxes of the entities to be merged into us) or be responsible for any liabilities other than (i) deferred income taxes that reflect only timing differences between the treatment of items for accounting and income tax purposes and (ii) income taxes with respect to pre-closing periods which are not yet due and payable and for which we are fully indemnified. An affiliate of Golden Gate, Multi-Channel Retail Holdings, LLC—Series G (“MCRH”), will indemnify us with respect to any liabilities (including tax liabilities related to pre-closing periods, other than with respect to deferred income tax liabilities that reflect only timing differences between the treatment of items for accounting and income tax purposes) of EIC that we acquire in the merger. Members of our management who hold equity in the Management Holding Companies will indemnify us with respect to any liabilities (including tax liabilities related to pre-closing periods, other than with respect to deferred income tax liabilities that reflect only timing differences between the treatment of items for accounting and income tax purposes) of the Management Holding Companies that we acquire in the merger. Any assets (other than certain income tax receivables and an amount of cash that has been estimated in good faith to be sufficient to pay all pre-closing income taxes of the entities to be merged into us) in the entities to be merged into us will be distributed to the investors in those entities prior to the merger.

Registration Rights Agreement

We intend to enter into a Registration Rights Agreement that will provide Golden Gate, Limited Brands and certain management stockholders, including each of our NEOs, with substantially equivalent registration rights as these holders have under the LLC Agreement that will be terminated in connection with the Reorganization. Under the Registration Rights Agreement, following the earlier of (x) 180 days after the effective date of the registration statement for this offering and (y) the expiration of the period during which the managing underwriters of this offering shall prohibit us from effecting any other public sale or distribution of our common stock, Golden Gate and Limited Brands will have the right to request three long-form demand registrations and an unlimited number of demand registrations on Form S-3. In addition, Golden Gate, Limited Brands and certain management stockholders, including each of our NEOs, will have piggyback registration rights in connection with offerings initiated by us, Golden Gate or Limited Brands. The registration rights are subject to customary cutbacks and other limitations.

At any time after the date we are eligible to file a registration statement on Form S-3, Golden Gate or Limited Brands may request that we file a shelf-registration with respect to their common stock. We are required to pay all fees and expenses incurred in connection with the registrations, except that we are not required to pay for any underwriting discounts or commissions or transfer taxes relating to the transfer of securities by any persons other than us.

Under the Registration Rights Agreement, Golden Gate, Limited Brands and management stockholders will be required to comply with any lock-up restrictions that may be reasonably requested by the managing underwriters of an offering, regardless of whether such person’s securities are included in a registration, and will be subject to customary cross-indemnification and contribution arrangements with respect to the registration of our common stock.

Stockholders Agreement

We intend to enter into a Stockholders Agreement with MCRH and Limited Brands. Under the Stockholders Agreement, Golden Gate will have the right to nominate (1) three directors to our Board of Directors, so long as Golden Gate holds at least 50% of the number of shares of our common stock held by Golden Gate immediately prior to the completion of this offering, or 26,321,259 shares, and (2) two directors, so long as Golden Gate holds at least 25% of the number of shares of our common stock held by Golden Gate immediately prior to the completion of this offering, or 13,160,629 shares. Limited Brands will have the right to nominate (1) two directors to our Board of Directors, so long as Limited Brands holds at least 50% of the number of shares of our common stock held by Limited Brands immediately prior to the completion of this offering, or 8,773,753 shares, and (2) one director, so long as Limited Brands holds at least 25% of the number of shares of our common stock held by Limited Brands immediately prior to the completion of this offering, or 4,386,876 shares. The

Stockholders Agreement will require Golden Gate and Limited Brands to vote their shares of common stock in favor of those persons nominated pursuant to rights under the Stockholders Agreement. We will be required to use commercially reasonable efforts to cause the nominees to be included in the Board of Director’s slate of nominees and in our annual proxy statement, subject to certain exceptions.

The Stockholders Agreement will restrict Golden Gate’s ability to make distributions of our common stock without consideration to the partners of investment funds managed by Golden Gate and will restrict Limited Brands’ ability to make distributions of our common stock without consideration to its stockholders, in each case during the eighteen month period following the completion of this offering. The Stockholders Agreement will not otherwise restrict the ability of Golden Gate or Limited Brands to transfer our common stock. The Stockholders Agreement will also require Golden Gate and Limited Brands to maintain the confidence of our confidential information and use it only in connection with its investment in the Company and for purposes of our business. As a result, the terms of the Stockholders Agreement prohibit Golden Gate and Limited Brands from using our confidential information in the operation of their own businesses (other than for investment decisions made with respect to the equity they own in our company), including in a manner that would be detrimental to our business. The Stockholders Agreement will give Limited Brands rights to receive certain of our financial information until such time that Limited Brands ceases to account for its investment in us pursuant to the equity method of accounting and such financial information will be subject to the confidentiality obligations in the agreement.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Opco Revolving Credit Facility

On July 6, 2007, Express Holding and Express, LLC entered into a $200.0 million secured Asset-Based Loan Credit Agreement with Wells Fargo Retail Finance, LLC, as administrative agent, and certain other lenders. The Opco revolving credit facility is available to be used for working capital and other general corporate purposes and is scheduled to expire on July 6, 2012. The Opco revolving credit facility, as amended, allows for swing line advances of up to $30.0 million and up to $45.0 million to be available in the form of letters of credit. At any time that the foregoing conditions to borrowings are not met, or after the occurrence and during the continuance of an event of default, the administrative agent and collateral agent are authorized to make protective advances to us to (1) preserve or protect the value of the collateral securing the Opco revolving credit facility, (2) enhance the likelihood or maximize the amount of repayment under the Opco revolving credit facility or (3) pay certain amounts payable by us pursuant to the Opco revolving credit facility, provided that such protective advances shall not exceed at any time the lesser of $20.0 million and 10% of the borrowing base if made pursuant to clauses (1) and (2).

On February 5, 2010, Express Holding and Express, LLC entered into an amendment to the Opco revolving credit facility that became effective March 5, 2010, in connection with the completion of the 2010 Refinancing Transactions. The amendment, among other things, (1) permitted the issuance of the Senior Notes and the guarantees thereof by Express Holding and its subsidiaries, (2) increased the applicable interest rate margins and unused line fee, (3) permitted a distribution by Express, LLC to allow Express Topco to prepay the Term C loans in their entirety (plus prepayment penalties and accrued and unpaid interest thereon) and Express Parent to make a cash distribution to its equity holders in an aggregate amount equal to approximately $230.0 million, (4) permits Express, LLC to pay distributions to allow Express Topco to make regularly scheduled interest payments on the Term B Loans under the Topco credit facility and (5) permits Express Holding to own the equity interests of Express Finance Corp., the co-issuer of the Senior Notes. We paid customary amendment fees to consenting lenders in connection with the amendment.

Borrowings under the Opco revolving credit facility bear interest at a rate equal to LIBOR plus an applicable margin rate or the higher of The Wall Street Journal’s prime lending rate and 0.50% per annum above the federal funds rate, plus an applicable margin rate. The applicable margin rate is determined based on excess availability as determined with reference to our borrowing base. The borrowing base components are 90% of credit card receivables plus 85% of the liquidation value of eligible inventory, less certain reserves. At the end of fiscal 2008, we borrowed $75.0 million under the Opco revolving credit facility, which was reflected as a current liability on our balance sheet. This amount was paid in full in fiscal 2009. We had no borrowings outstanding and $139.6 million available under the Opco revolving credit facility as of April 3, 2010. As a result of the amendment described above, effective March 5, 2010, the applicable margin rate for LIBOR-based advances is 2.25% per annum or 2.00% if excess availability is $100.0 million or greater, and for base rate-based advances is 1.25% per annum or 1.00% if excess availability is $100.0 million or greater.

As a result of the amendment described above, effective March 5, 2010, unused line fees payable under the Opco revolving credit facility are based on 0.50% of the average daily unused revolving commitment during each quarter payable quarterly in arrears. Additionally, fees for outstanding letter of credit balances are at the applicable margin rate for LIBOR-based advances based on the average daily aggregate amount during the quarter of all letters of credit outstanding, payable quarterly in arrears. There is also a fronting fee payable quarterly in arrears of 0.125% based on the average daily aggregate available amount during the quarter of all letters of credit outstanding.

Interest payments under the Opco revolving credit facility are due quarterly on the last day of each April, July, October and January for base rate-based advances and on the last day of the interest period for LIBOR-based advances for interest periods of one, two, three and six months (or if available to all lenders, nine or twelve months), and additionally every three months after the first day of the interest period for LIBOR-based advances for interest periods of greater than three months.

Voluntary prepayments are permitted in whole or in part, without premium or penalty, subject to certain minimum prepayment requirements and payment of costs and expenses incurred by the lenders in connection with prepayment of LIBOR-based borrowings prior to the end of the applicable interest period for such borrowings.

Express, LLC may terminate in whole or reduce in certain multiples the amount of commitments under the Opco revolving credit facility upon five business days notice to the lender.

Borrowings under the Opco revolving credit facility are subject to the accuracy of representations and warranties in all material respects and the absence of any defaults.

The Opco revolving credit facility contains customary covenants and restrictions on Express Holding, and its subsidiaries’ activities, including, but not limited to, limitations on the incurrence of additional indebtedness; liens, negative pledges, guarantees, investments, loans, asset sales, mergers, acquisitions and prepayment of other debt; distributions, dividends and the repurchase of capital stock; transactions with affiliates; the ability to change the nature of our business or our fiscal year; the ability to amend the terms of the Opco term loan and the Advisory Agreement; and permitted activities of Express Holding.

As a result of the amendment described above, effective March 5, 2010, the Opco revolving credit facility requires Express Holding to maintain a fixed charge coverage ratio of 1.00 to 1.00 if excess availability plus eligible cash collateral is less than $30.0 million.

Events of default under the Opco revolving credit facility include, but are not limited to, (1) Express, LLC’s failure to pay principal, interest, fees or other amounts under the Opco revolving credit facility when due taking into account any applicable grace period; (2) any representation or warranty proving to have been incorrect in any material respect when made; (3) failure to perform or observe covenants or other terms of the Opco revolving credit facility subject to certain grace periods; (4) a cross default or failure to pay certain other debt; (5) bankruptcy events; (6) unsatisfied final judgments over a threshold; (7) a change of control; (8) certain defaults under the Employee Retirement Income Security Act of 1974; and (9) the invalidity or impairment of any loan document or any security interest.

All obligations under the Opco revolving credit facility are guaranteed by Express Holding and its subsidiaries and secured by a lien on substantially all of the assets of Express Holding and its subsidiaries, including owned real property; all fixtures and equipment; all intellectual property; all equity interests in Express, LLC and other subsidiaries of Express Holding; general intangibles; all of our intercompany indebtedness; all proceeds of insurance; all books and records; and all other proceeds. The lien of the Opco revolving credit facility lenders is first in priority with respect to the following: all accounts arising from the sale or other disposition of goods or services; all inventory; to the extent evidencing, governing, securing or otherwise related to the foregoing accounts and inventory, all general intangibles, chattel paper, instruments, documents, letter of credit rights and supporting obligations; all collection accounts, deposit accounts, commodity accounts, security accounts and any cash, cash equivalents or other assets in any such accounts (excluding any net cash proceeds from the sale or other disposition of any collateral as to which the Opco term loan lenders have first priority); all books, property and records related to the foregoing; and all products and proceeds of the foregoing.

Opco Term Loan Facility

On July 6, 2007, Express Holding and Express, LLC, entered into a $125.0 million secured term loan. The proceeds of these borrowings were used to finance, in part, the Golden Gate Acquisition and to pay transaction fees and expenses related to the Golden Gate Acquisition. Borrowings under the Opco term loan bear interest at a rate equal to LIBOR plus an applicable margin rate or the higher of The Wall Street Journal’s prime lending rate and 0.50% per annum above the federal funds rate, plus an applicable margin rate.

On February 5, 2010, Express Holding and Express, LLC entered into an amendment to the Opco term loan that became effective March 5, 2010 in connection with the 2010 Refinancing Transactions. The amendment among other things, (1) permitted the issuance of the Senior Notes and the guarantees thereof by Express Holding and its subsidiaries, (2) increased the applicable interest rate margins (subject to a further increase in the event Express, LLC’s corporate family rating is not B2 or better by Moody’s and Express, LLC’s corporate credit rating is not B or better by Standard & Poor’s), (3) permitted, a distribution by Express, LLC to allow Express Topco to prepay the Term C Loans under the Topco credit facility in their entirety (plus any applicable prepayment penalties and accrued and unpaid interest thereon) and Express Parent to make a distribution to its equity holders in an aggregate amount equal to approximately $230.0 million, (4) permits Express, LLC to pay distributions to allow Express Topco to make regularly scheduled interest payments on the Term B Loans under the Topco credit facility and (5) permits Express Holding to own the equity interests of Express Finance Corp., the co-issuer of the Senior Notes. The amendment also increased the applicable margin rates on advances as described above. We paid customary amendment fees to consenting lenders in connection with the amendment.

The applicable margin rate is determined by Express Holding’s leverage ratio of consolidated debt for borrowed money (net of cash and cash equivalents, provided that after giving effect to the amendment described below, no more than $75.0 million of cash and cash equivalents may be netted against consolidated debt for borrowed money for this purpose), including amounts drawn under letters of credit and any synthetic debt, to Adjusted EBITDA, in effect on the first day of each interest period with respect to LIBOR based advances and by the Leverage Ratio in effect from time to time with respect to base rate based advances. As a result of the amendment described above, effective March 5, 2010, the applicable margin rate for LIBOR-based advances is 4.25% per annum or 4.00% if the Leverage Ratio is less than 1.00 to 1.00, and for base rate-based advances is 3.25% per annum or 3.00% if the Leverage Ratio is less than 1.00 to 1.00; additionally, these rates may be further increased by 0.50% per annum in the event that Express, LLC fails to maintain at the time of determination, a corporate family rating of B2 or better by Moody’s and a corporate credit rating of B or better by Standard & Poor’s. As of February 1, 2010, the interest rate under the Opco term loan was 2.75%.

Interest payments under the Opco term loan are due quarterly on the last day of each April, July, October and January for base rate-based advances and on the last day of the applicable interest period for LIBOR-based advances for interest periods of one, two, three and six months (or if available to all lenders, nine or twelve months), and additionally every three months after the first day of the interest period for LIBOR-based advances for interest periods of greater than three months. Principal payments under the Opco term loan are due quarterly on the last business day of each April, July, October and January through July 6, 2013, in equal installments of 0.25% of the initial principal balance with the balance of principal due on July 6, 2014.

The agreement governing the Opco term loan requires that annual prepayments of principal be made within five business days after the 120th calendar day following the end of each fiscal year in the amount by which an applicable percentage of “excess cash flow” (as defined in the agreement) that corresponds to Express Holding’s Leverage Ratio, exceeds any voluntary prepayments of the Opco term loan over the fiscal year.

The Opco term loan also requires prepayments of principal with respect to (1) 100% of certain asset transfers in excess of $1.0 million per fiscal year, (2) 100% of certain debt issuances, and (3) 100% of certain other extraordinary receipts pertaining to casualty insurance and condemnation awards.

Voluntary prepayments are permitted in whole or in part, without premium or penalty, subject to certain minimum prepayment requirements and payment of costs and expenses incurred by the lenders in connection with prepayment of LIBOR-based borrowings prior to the end of the applicable interest period for such borrowings.

The Opco term loan contains customary covenants and restrictions on Express Holding, and its subsidiaries’ activities, including, but not limited, to limitations on: the incurrence of additional indebtedness; liens, negative pledges, guarantees, investments, loans, asset sales, mergers, acquisitions and prepayment of other debt; distributions, dividends and the repurchase of capital stock; transactions with affiliates; the ability to change the nature of our businesses or fiscal year; the ability to amend the terms of the purchase agreement pertaining to the

Golden Gate Acquisition, the Opco revolving credit facility loan documents and the Advisory Agreement with Golden Gate; and permitted activities of Express Holding. Express Holding is also required to use commercially reasonable efforts to maintain corporate family credit and corporate family ratings with Standard & Poor’s and Moody’s Investors Services, Inc.

The Opco term loan also requires that Express Holding, LLC maintain a Leverage Ratio for the most recently completed reporting period (last four consecutive fiscal quarters as of the end of each quarter) of not more than 2.25 to 1.00 at the end of the fourth quarter of fiscal year 2009; 2.00 to 1.00 at the end of the first and second fiscal quarters of 2010; and 1.75 to 1.00 thereafter. Express Holding was in compliance with the covenant requirement as of January 30, 2010.

Events of default under the Opco term loan include, but are not limited to, (1) Express, LLC’s failure to pay principal, interest, fees or other amounts under the Opco term loan when due, taking into account any applicable grace period; (2) any representation or warranty proving to have been incorrect in any material respect when made; (3) failure to perform or observe covenants or other terms of the Opco term loan subject to certain grace periods; (4) a cross default or failure to pay certain other debt; (5) bankruptcy events; (6) unsatisfied final judgments over a threshold; (7) a change of control; (8) certain defaults under the Employee Retirement Income Security Act of 1974 and (9) the invalidity or impairment of any loan document or any security interest.

Effective July 6, 2007, Express, LLC entered into a receive variable/pay fixed interest rate swap agreement to mitigate exposure to interest rate fluctuations on a notional principal amount of $75.0 million of the $125.0 million variable-rate Opco term loan. The interest rate swap agreement terminates on August 6, 2010. The fair value of the interest rate swap was a liability of $2.0 million as of January 30, 2010. The Opco term loan requires that Express, LLC maintain interest rate hedge agreements on a notional amount of at least 50% of the term commitments of lenders under the Opco term loan for at least three years.

All obligations under the Opco term loan are guaranteed by Express Holding and its subsidiaries and secured by a lien on substantially all of the assets of Express Holding and its subsidiaries, including owned real property; all fixtures and equipment; all intellectual property; all equity interests in Express, LLC and other subsidiaries of Express Holding; general intangibles; all of our intercompany indebtedness; all proceeds of insurance; all books and records; and all other proceeds. The lien of the Opco term loan lenders is first in priority with respect to the following: owned real property, fixtures and equipment; intellectual property; equity interests in Express, LLC and its subsidiaries; general intangibles, chattel paper, instruments and documents (other than any of those which are first lien collateral for the Opco revolving credit facility described below); payment intangibles that relate to real property, fixtures or equipment; intercompany debt; permits and licenses, and proceeds of insurance related to the foregoing; books and records related to the foregoing and not constituting first lien collateral for the Opco revolving credit facility described below; other collateral which is not first lien collateral for the Opco revolving credit facility described above; and all products and proceeds of the foregoing.

Topco Credit Facility

On June 26, 2008, Express Topco, as borrower, entered into a $300.0 million secured term loan facility with KKR SCF Loan Administration, LLC, as administrative agent, and certain other lenders. The proceeds of the Topco credit facility were used to finance distributions to Express Parent’s equity holders and to pay related fees, costs and expenses. The Topco credit facility is scheduled to mature on June 26, 2015 and was comprised of $150.0 million of Term B Loans and $150.0 million of Term C Loans. On March 5, 2010, in connection with the 2010 Refinancing Transactions, all of the Term C Loans were prepaid, plus all prepayment penalties and accrued interest thereon. See “Prospectus Summary—Recent Developments.” An affiliate of Golden Gate, GGC Unlevered Credit Opportunities, LLC, is a lender under our Topco credit facility and as of January 30, 2010 was owed approximately $50 million of the Term B Loans and $50 million of the Term C Loans. A separate affiliate of Golden Gate purchased $8.3 million of principal amount of Term B Loans on April 8, 2010.

On February 5, 2010, Express Topco entered into an amendment to the Topco credit facility that became effective March 5, 2010 in connection with the 2010 Refinancing Transactions. The amendment, among other things, permitted (1) the issuance of the Senior Notes and the guarantee thereof by Express Topco and each of its subsidiaries and (2) a distribution by Express Topco to Express Parent to allow Express Parent to make a cash distribution to its equity holders in an aggregate amount equal to approximately $230.0 million. We paid a customary amendment fee to the administrative agent in connection with the amendment.

On April 26, 2010, Express Topco entered into a second amendment to the Topco credit facility. The amendment, among other things, reduced the redemption price in connection with an initial public offering prior to June 26, 2010 to 106%.

The Topco credit facility is not guaranteed by any of Express Topco’s subsidiaries. All obligations under the Topco credit facility are secured by a lien on all outstanding equity interests in Express Holding owned by Express Topco, any distributions, dividends or other property received in respect of or in exchange for such interests and all proceeds of the foregoing.

The Term B Loans bear interest at 13.5% per annum. Interest payments for the Term B Loans are due semi- annually, in cash, on the last day of each January and July, with a final payment due upon the maturity of the Topco credit facility.

Provisions of the Topco credit facility require that certain prepayments of principal be offered to the lenders with respect to (1) 100% of certain asset transfers in excess of $1.0 million per fiscal year, (2) 100% of certain debt issuances and (3) 100% of certain other extraordinary receipts pertaining to casualty insurance and condemnation awards. Such prepayments are not required until the sum of the amounts described in clauses (1), (2) and (3) of the previous sentence equals or exceeds $0.5 million. Lenders may opt out of such repayment amounts and any amount for which a lender opts out will be offered to other lenders.

Additionally, in the event of a “change in control” (as defined in the Topco credit facility and described in the following sentence) all loans outstanding under the Topco credit facility must be prepaid at the then applicable redemption prices applicable to voluntary prepayments of such loans described below. “Change in control” under the Topco credit facility means (1) at any time prior to the consummation of an initial public offering of equity interests of any of Express Parent, Express Topco or Express Holding, Golden Gate ceases to directly or indirectly own at least 50% of the voting interests of Express Parent; (2) at any time after the consummation of an initial public offering of equity interests of any of Express Parent, Express Topco or Express Holding, any person or entity or two or more persons or entities acting in concert other than Golden Gate acquire beneficial ownership, directly or indirectly, of voting interests (or securities convertible into voting interests) representing 35% or more of the combined voting power of all voting interests of Express Parent, unless Golden Gate owns voting interests representing a greater percentage; (3) at any time after the consummation of an initial public offering of equity interests of any of Express Parent, Express Topco or Express Holding, during any period of up to 24 consecutive months, the continuing directors of Express Topco fail to constitute a majority of the board of directors of Express Topco, (4) at any time, Express Parent ceases to beneficially own and control 100% of the economic and voting interest in the equity interests of Express Topco, (5) at any time, Express Topco ceases to beneficially own and control 100% of the economic and voting interest in the equity interests of Express Holding or (6) at any time, Express Holding ceases to own and control 100% of the economic and voting interest in the equity interests of Express, LLC.

The Topco credit facility also requires that 100% of the proceeds of the first underwritten public offering of Express Parent’s (or its direct or indirect parent) or any of the subsidiaries’ equity securities, net of customary costs incurred in connection with such offering, be used to prepay loans outstanding under the Topco credit facility at the then-applicable redemption prices applicable to voluntary prepayments of such loans described below.

Voluntary prepayments are permitted in whole or in part, subject to certain minimum prepayment requirements and payment of the applicable premium described below. Prepayments of Term B Loans may be made at the following percentages of the outstanding principal amount prepaid: 107% (106% if in connection with an initial public offering) on or after December 26, 2009, but prior to June 26, 2010; 104% on or after June 26, 2010, but prior to June 26, 2011; 102% on or after December 26, 2011, but prior to June 26, 2012; and 100% on or after June 26, 2012.

The Topco credit facility contains customary covenants and restrictions on Express Topco, and in some cases its subsidiaries’ activities, including, but not limited to, limitations on the incurrence of additional indebtedness; liens on the equity interests of Express Holding and proceeds thereof and negative pledges on the equity interests of Express Holding securing the Topco credit facility; guarantees, investments, loans, asset sales, mergers, acquisitions and prepayment of other debt; distributions, dividends, the repurchase of equity interests and payments made pursuant to equity incentive and similar plans; transactions with affiliates; the ability to change the nature of our businesses or fiscal year; and the ability of Express Topco to conduct business or hold any properties or liabilities, other than equity interests in Express Holding, indebtedness permitted by the Topco credit facility, and activities incidental thereto. Express Topco is also required to use commercially reasonable efforts to maintain monitored ratings of the Term B Loans with Standard & Poor’s and Moody’s Investors Services, Inc.

The Topco credit facility also requires compliance with certain financial covenants. Express Topco must maintain, for the most recently completed reporting period (last four consecutive fiscal quarters as of the end of each quarter), a leverage ratio of consolidated debt for borrowed money (net of cash and cash equivalents), including amounts drawn under letters of credit and any synthetic debt, to Adjusted EBITDA of not more than 5.00 to 1.00.

Express Topco must also maintain for the most recently completed reporting period (last four consecutive fiscal quarters as of the end of each quarter), an interest coverage ratio of not less than 1.50 to 1.00. The interest coverage ratio is determined by the ratio of Adjusted EBITDA to consolidated interest expense. We were in compliance with these covenant requirements as of January 30, 2010.

Events of default under the Topco credit facility include, but are not limited to, (1) failure to pay principal, interest, fees or other amounts under the Topco credit facility when due, taking into account any applicable grace period; (2) any representation or warranty proving to have been incorrect in any material respect when made; (3) failure to perform or observe covenants or other terms of the Topco credit facility subject to certain grace periods; (4) certain cross defaults or the failure to pay certain other debt; (5) bankruptcy events; (6) unsatisfied final judgments over a threshold; and (7) the invalidity or impairment of any loan document or any security interest.

Senior Notes

On March 5, 2010, Express, LLC and Express Finance Corp., as co-issuers, issued $250.0 million of 8¾% Senior Notes due March 1, 2018 at an offering price of 98.599% of the face value of the Senior Notes. An affiliate of Golden Gate purchased $50.0 million of Senior Notes in the offering. Interest on the Senior Notes is payable on March 1 and September 1 of each year. A portion of the proceeds were used to prepay all of the Term C Loans under the Topco credit facility of $150.0 million, plus prepayment penalties of $3.0 million and accrued and unpaid interest thereon of $1.9 million. The remaining proceeds, together with cash on hand, were used to make a $230.0 million cash distribution to our equity holders and pay related fees and expenses, including discounts and commissions to the initial purchasers of the Senior Notes of $15.4 million.

Prior to March 1, 2014, the Senior Notes may be redeemed in part or in full at a redemption price equal to 100% of the principal amount of the Senior Notes, plus a make-whole premium calculated in accordance with the indenture governing the Senior Notes (the “Senior Notes indenture”) and accrued and unpaid interest. In addition, prior to March 1, 2013, the Senior Notes may be redeemed in part or in full with the net proceeds of certain equity offerings at 108.75%. On or after March 1, 2014, the Senior Notes may be redeemed in part or in full at the following percentages of the outstanding principal amount prepaid: 104.375% prior to March 1, 2015; 102.188% on or after March 1, 2015, but prior to March 1, 2016; and 100% on or after March 1, 2016.

In the event of a “Change in Control” (as defined in the Senior Notes indenture and described in the following sentence), we will be required to offer to repurchase the Senior Notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. “Change in Control” under the Senior Notes indenture means the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Express, LLC and its subsidiaries, taken as a whole, other than to “Permitted Holders” or (2) Express, LLC becomes aware of the consummation of any transaction, the result of which is that any “Person” (as defined in the Senior Notes indenture) other than the Permitted Holders becomes the beneficial owner, directly or indirectly, of more than 50% of the voting power of Express, LLC. Both Golden Gate and Limited Brands, as well as certain of their affiliates and subsidiaries, are considered to be “Permitted Holders” under the Senior Notes indenture. In addition, we will be required to offer to repurchase the Senior Notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, with “Excess Proceeds” from certain asset sales as defined under the Senior Notes indenture, if such proceeds have not otherwise been used in certain specified manners within 365 days of the date of the asset sale.

The Senior Notes Indenture contains customary covenants and restrictions on the activities of Express, LLC, Express Finance Corp. and Express, LLC’s restricted subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Express, Inc.’s assets. The covenants in the Senior Notes indenture are subject to certain thresholds and exceptions described in the Senior Notes indenture, including exceptions that permit Express, LLC, Express Finance Corp. and Express, LLC’s restricted subsidiaries to enter into affiliate transactions with, and to make restricted payments to, Golden Gate and Limited Brands, under certain circumstances specified in the Senior Notes indenture. Certain of these covenants will be suspended if the Senior Notes are assigned an investment grade rating by both Standard & Poor’s Rating Services and Moody’s Investor Service, Inc. and no default has occurred or is continuing. If either rating on the Senior Notes should subsequently decline to below investment grade, the suspended covenants will be reinstated.

Events of default under Senior Notes indenture include, but are not limited to, (1) failure to pay principal or interest when due; (2) certain bankruptcy events; (3) a change of control; (4) failure to comply with the terms of the Senior Notes indenture after 60 days notice; (5) a default with respect to other indebtedness for failure to pay amounts due or which results in the acceleration of such indebtedness if the aggregate amount of such indebtedness is $20.0 million or greater; and (6) failure to pay final non-appealable judgments entered by a court aggregating in excess of $20.0 million within 60 days.

All obligations under the Senior Notes are unconditionally guaranteed by Express Parent and all of the domestic subsidiaries of Express, LLC, other than immaterial subsidiaries. The Senior Notes are general unsecured obligations of Express, LLC and Express Finance Corp. and rank equally in right of payment with all existing and future senior indebtedness of Express, LLC and Express Finance Corp.

In connection with the issuance of the Senior Notes, we entered into a registration rights agreement (the “Registration Rights Agreement”) which requires us to use commercially reasonable efforts to register notes having substantially identical terms as the Senior Notes with the SEC prior to March 5, 2011. In the event that a “Registration Default” occurs (as defined in the Registration Rights Agreement), then we will be required to pay additional interest on the Senior Notes in an amount equal to 0.25% per annum during the first 90-day period immediately following the occurrence of the first Registration Default. The additional interest will increase by 0.25% per annum for each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of 1.0% per annum.

DESCRIPTION OF CAPITAL STOCK

We are currently a Delaware limited liability company. Immediately after our registration statement for this offering is declared effective, and prior to the sale of any of our shares of common stock, we will convert into a Delaware corporation and change our name from Express Parent LLC to Express, Inc. Unless otherwise indicated, all information in this section assumes that the Reorganization is complete. The following is a description of the material terms of our certificate of incorporation and bylaws as they will be in effect upon completion of our conversion to a corporation. The following description may not contain all of the information that is important to you. To understand them fully, you should read our certificate of incorporation and bylaws, copies of which are or will be filed with the SEC as exhibits to the registration statement, of which this prospectus is a part.

Authorized Capitalization

Upon completion of our conversion to a corporation, our authorized capital stock will consist of 500.0 million shares of common stock, par value $0.01 per share, and 10.0 million shares of preferred stock, par value $0.01 per share. Upon completion of our conversion to a corporation, there will be 78.2 million shares of our common stock outstanding, held of record by approximately 65 stockholders. Based upon (1) 78.2 million shares of our common stock outstanding as of our conversion to a corporation and (2) the issuance of 10.5 million shares of common stock in this offering, there will be 88.7 million shares of our common stock outstanding upon completion of this offering, and no shares of preferred stock will be outstanding.

Upon completion of our conversion to a corporation, there will be no shares of our common stock subject to outstanding options. However, in connection with this offering, we expect to grant options to purchase 1,315,500 shares of our common stock at an exercise price equal to the initial public offering price and 12,500 restricted stock units each representing one share of our common stock.

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Subject to any rights that may be applicable to any then outstanding preferred stock, our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Description of Certain Indebtedness.” See also “Dividend Policy.”

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

We have applied to have our common stock approved for listing on the New York Stock Exchange under the symbol “EXPR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

Preferred Stock

Our certificate of incorporation will authorize our board of directors to provide for the issuance of shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Corporate Opportunity

As permitted under the DGCL, in our certificate of incorporation, we will renounce any interest or expectancy in, or any offer of an opportunity to participate in, specified business opportunities that are presented to us or one or more of our officers, directors or stockholders. In recognition that directors, officers and/or employees of Golden Gate and Limited Brands may serve as directors and/or officers of ours, and Golden Gate and its affiliates, not including us (the “Golden Gate Entities”), and Limited Brands and its affiliates, not including us (the “Limited Brands Entities”) may engage in similar activities or lines of business that we do, our certificate of incorporation will provide for the allocation of certain corporate opportunities between us and the Golden Gate Entities and us and the Limited Brands Entities. Specifically, none of the Golden Gate Entities and none of the Limited Brands Entities have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that a director or officer of Golden Gate who is also a director or officer of ours or a director or officer of Limited Brands who is also a director or officer of ours acquires knowledge of a potential transaction or matter which may be a corporate opportunity for any of the Golden Gate Entities or Limited Brands Entities, as applicable, and us, we will not have any expectancy in such corporate opportunity, and the director or officer will not have any duty to present such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. A corporate opportunity that an officer or director of ours who is also a director or officer of any of the Golden Gate Entities or Limited Brands Entities acquires knowledge of will not belong to us unless the corporate opportunity at issue is expressly offered in writing to such person solely in his or her capacity as a director or officer of ours. In addition, even if a business opportunity is presented to an officer or director of any of the Golden Gate Entities or Limited Brands Entities in his or her capacity as an officer or director of ours, the following corporate opportunities will not belong to us: (1) those we are not financially able, contractually permitted or legally able to undertake; (2) those not in our line of business; (3) those of no practical advantage to us; and (4) those in which we have no interest or reasonable expectancy. Except with respect to our directors and/or officers that are also directors and/or officers of any of the Golden Gate Entities or Limited Brands Entities, the corporate opportunity doctrine applies as construed pursuant to applicable Delaware laws, without limitation.

Antitakeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws will also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Classified Board of Directors

Our certificate of incorporation will provide that our board of directors will be divided into three classes, with each class serving three-year staggered terms. In addition, our certificate of incorporation will provide that directors may only be removed from the board of directors with cause and by an affirmative vote of 66 2/3% of our common stock. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our certificate of incorporation will provide that, upon completion of this offering, special meetings of the stockholders may be called only by a resolution adopted by the affirmative vote of the majority of the directors then in office. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the requirements set forth in our bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s certificate of incorporation provides otherwise. Our certificate of incorporation provides that, upon completion of this offering, any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders.

Business Combinations with Interested Stockholders

We will elect in our certificate of incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203. However, our certificate of incorporation will contain provisions that have the same effect as Section 203, except that they will provide that Golden Gate and any persons to whom Golden Gate sells their common stock will be deemed to have been approved by our board of directors, and thereby not subject to the restrictions set forth in Section 203.

Amendments

Any amendments to the foregoing provisions of our certificate of incorporation (except related to preferred stock) and any amendments to our bylaws will require the affirmative vote of at least 66 2/3% of the voting power of all shares of our common stock then outstanding. See “Risk Factors—We are a “controlled company,” controlled by investment funds managed by Golden Gate Private Equity, Inc. whose interests in our business may be different from yours.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Sale of Restricted Shares

Upon completion of this offering, we will have 88,735,895 shares of common stock outstanding. Of these shares of common stock, the 16,000,000 shares of common stock being sold in this offering, plus any shares sold by the selling stockholders upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining 72,735,895 shares of common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described in “Underwriting,” taking into account the provisions of Rules 144 and 701 under the Securities Act.

Rule 144

The SEC adopted amendments to Rule 144 which became effective on February 15, 2008. Under these amendments, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may not sell their shares until the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 887,359 shares immediately after this offering, based on the number of shares of our common stock outstanding after completion of this offering; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who acquired shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under the 2010 Plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We, each of our officers and directors and the selling stockholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock during the period from the date of the underwriting agreement to be executed by us in connection with this offering continuing through the date that is 180 days after the date of the underwriting agreement, except with the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. See “Underwriting.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation (or entity treated as a foreign corporation for U.S. federal income tax purposes); or

•	a foreign estate or foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	U.S. expatriates;

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	investors in pass-through entities that are subject to special treatment under the Code.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are generally attributable to a United States permanent establishment, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading “Gain on Disposition of Common Stock.” Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•

the gain is effectively connected with a trade or business you conduct in the United States, and, in cases in which certain tax treaties apply, is attributable to a United States permanent establishment;

•

if you are an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and you have a “tax home” (as defined in the Code) in the United States; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes, and certain other conditions are met.

We believe that we have not been and are not, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though you are not considered a resident of the United States) but may not be offset by any capital loss carryovers. If you are a foreign corporation described in the first bullet point above, you will be subject to tax on your gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax (currently at a rate of 28%) with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•

If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S.-related person”), information reporting and backup withholding tax generally will not apply.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

New Legislation Affecting Taxation of Common Stock Held By or Through Foreign Entities

Recently enacted legislation generally will impose a withholding tax of 30 percent on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a foreign financial institution, unless such institution enters into an agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners). Absent any applicable exception, this legislation also generally will impose a withholding tax of 30 percent on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a foreign entity that is not a foreign financial institution unless such entity provides the withholding agent with a certification identifying the substantial United States owners of the entity, which generally includes any United States person who directly or indirectly own more than 10 percent of the entity. Under certain circumstances, a non-United States holder of our common stock might be eligible for refunds or credits of such taxes, and a non-United States holder might be required to file a United States federal income tax return to claim such refunds or credits. This legislation generally is effective for payments made after December 31, 2012. Investors are encouraged to consult with their own tax advisors regarding the implications of this legislation on their investment in our common stock.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are the representatives of the underwriters.

Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
Barclays Capital Inc.
Piper Jaffray & Co.
UBS Securities LLC
Stephens Inc.

Total	16,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares being offered are subject to certain conditions. The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional shares from the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Express, Inc.	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors and selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee stock option plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	make any short sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	file, request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock,

whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will be automatically extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, as applicable, unless the representatives waive, in writing, such extension.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses. An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial offering price.

The company has applied to list the common stock on the New York Stock Exchange under the symbol “EXPR.” In order to meet one of the requirements for listing the common stock on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares of common stock to a minimum of 400 beneficial owners.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed in the aggregate five percent of the total number of shares offered. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated will not confirm initial sales to any accounts over which it exercises discretionary authority without the prior approval of the customer.

The company estimates that its share of the total expenses of the offering will be approximately $30.3 million which includes underwriting discounts and commissions associated with the shares of common stock sold by us, and includes $10.0 million to terminate our advisory agreement with Golden Gate and $3.3 million to terminate the fee sharing arrangement in our LLC Agreement with Limited Brands. The selling stockholders estimate that their share of the total expenses of the offering will be approximately $6.8 million, consisting of only the underwriting discounts and commissions associated with the shares of common stock sold by the selling stockholders.

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make for these liabilities.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 800,000, or 5% of the shares offered by this prospectus for sale to some of our employees and officers. If these persons purchase reserved shares it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area (the “EEA”) which has implemented the Prospectus Directive (each, a Relevant Member State), an offer of any shares to the public which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State in accordance with the Prospectus Directive, except that an offer of any shares to the public in that Relevant Member State may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for the publication by us or any of the underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer within the EEA of shares which are the subject of the offering contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares which are the subject of the offering contemplated by this prospectus under, the offers contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a)	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered pursuant to this prospectus should conduct their own due diligence on such shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses. In particular, the representatives and Morgan Stanley & Co. Incorporated acted as initial purchasers in the Senior Notes issuance, for which they received customary discounts and commissions. In addition, an affiliate of Morgan Stanley & Co. Incorporated is a counterparty under our interest rate swap agreement and other affiliates of Morgan Stanley & Co. Incorporated act as administrative agent and collateral agent under our Opco term loan facility, for which services we have paid, and will continue to pay, customary fees.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Golden Gate. Kirkland & Ellis LLP represents entities affiliated with Golden Gate in connection with legal matters. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The financial statements of Express Parent LLC as of January 30, 2010 and January 31, 2009 and for the fiscal years ended January 30, 2010 and January 31, 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Express Parent LLC for the period from July 7, 2007 to February 2, 2008 (Successor) and the period from February 4, 2007 to July 6, 2007 (Predecessor), appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CHANGE IN ACCOUNTANTS

On October 31, 2008, our board of directors approved the engagement of PricewaterhouseCoopers LLP as our independent registered public accounting firm to audit our consolidated financial statements as of January 30, 2010 and January 31, 2009, and for the years then ended. Ernst & Young LLP (“E&Y”) had previously been engaged to audit our consolidated financial statements for the period from July 7, 2007 to February 2, 2008 (2007 Successor period) and the period from February 4, 2007 to July 6, 2007 (2007 Predecessor period). The decision to dismiss E&Y was approved by our board of directors on October 31, 2008.

The reports of E&Y on our consolidated financial statements did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. We had no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused E&Y to make reference in connection with its opinion to the subject matter of the disagreement. During the periods from February 4, 2007 to July 6, 2007 and July 7, 2007 to February 2, 2008 and through our dismissal of E&Y, there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K. We have provided E&Y with a copy of the foregoing disclosures and requested that they review such disclosures and furnish a letter addressed to the Securities and Exchange Commission stating whether or not E&Y agrees with such statements. The response letter from E&Y is attached hereto as an exhibit.

During the periods from July 7, 2007 to February 2, 2008 and February 4, 2007 to July 6, 2007, and through our retention of PricewaterhouseCoopers LLP as our independent registered public accounting firm in October 2008, we did not consult with PricewaterhouseCoopers LLP on matters that involved (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was either the subject of a disagreement as that term is used in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K or a reportable event as that term is used in Item 304(a)(1)(v) and the related instructions to Item 304 of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

You may read and copy the reports and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

Upon completion of this offering, we will become subject to the reporting, proxy and information requirements of the Exchange Act, and as a result will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above, as well as on our website, www.express.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

We intend to furnish our stockholders with annual reports containing audited financial statements and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page Number
Report of PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm	F-2
Report of Ernst & Young LLP, an Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets as of January 31, 2009 and January 30, 2010	F-4

Consolidated Statements of Operations for the periods from February 4, 2007 through July  6, 2007 (Predecessor) and from July 7, 2007 through February 2, 2008 (Successor), and the fiscal years ended January 31, 2009 (Successor) and January 30, 2010 (Successor)

F-5

Consolidated Statements of Changes in Members’ Equity for the periods from February  4, 2007 through July 6, 2007 (Predecessor) and from July 7, 2007 through February 2, 2008 (Successor), and the fiscal years ended January 31, 2009 (Successor) and January 30, 2010 (Successor)

F-6

Consolidated Statements of Cash Flows for the periods from February 4, 2007 through July  6, 2007 (Predecessor) and from July 7, 2007 through February 2, 2008 (Successor), and the fiscal years ended January 31, 2009 (Successor) and January 30, 2010 (Successor)

F-7
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members of Express Parent LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in members’ equity, and cash flows present fairly, in all material respects, the financial position of Express Parent LLC and its subsidiaries at January 30, 2010 and January 31, 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
March 25, 2010 Columbus, Ohio

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Managers and Members of Express Parent LLC:

We have audited the accompanying consolidated statements of operations, changes in members’ equity, and cash flows of Express Parent LLC and subsidiaries for the period from July 7, 2007 to February 2, 2008 (Successor) and the period from February 4, 2007 to July 6, 2007 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of the operations and cash flows of Express Parent LLC and subsidiaries for the period from July 7, 2007 to February 2, 2008 and the period from February 4, 2007 to July 6, 2007, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

Columbus, Ohio

May 2, 2008, except for Note 1 (as it pertains to segment disclosure and the impact of the recapitalization of the Company) and Notes 7 and 12, as to which the date is February 15, 2010.

EXPRESS PARENT LLC

CONSOLIDATED BALANCE SHEETS

(in thousands)

	January 31, 2009	January 30, 2010	Pro Forma Shareholders’ Equity
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$176,115	$234,404
Receivables, net	6,563	4,377
Inventories	170,202	171,704
Prepaid minimum rent	20,868	20,874
Other	7,269	5,289

Total current assets	381,017	436,648

Property and equipment, net	253,482	215,237
Tradename/domain name	197,394	197,414
Other assets	28,520	20,255

Total assets	$860,413	$869,554

Liabilities and members’ equity
Current liabilities
Accounts payable	$47,426	$61,093
Line of credit	75,000	—
Deferred revenue	21,601	22,247
Accrued bonus	94	22,541
Accrued expenses	65,336	73,576
Accounts payable and accrued expenses—related parties	100,012	89,831

Total current liabilities	309,469	269,288

Long-term debt	422,228	415,513
Other long-term liabilities	31,617	43,300

Total liabilities	763,314	728,101

Commitments and Contingencies (Note 15)

Members’ equity
Common units (Class L)—no par value; 101,742 and 101,742 issued and outstanding on January 31, 2009 and January 30, 2010, respectively	168,866	135,866	$—
Common units (Class A)—no par value; 7,540 and 7,330 issued and outstanding on January 31, 2009 and January 30, 2010, respectively	2,691	4,302	—
Common units (Class B)—no par value; none issued and outstanding	—	—	—
Common units (Class C)—no par value; 4,155 and 4,705 issued and outstanding on January 31, 2009 and January 30, 2010, respectively	610	1,046	—
Common stock ($0.01 par value, 88,749 issued and outstanding)	—	—	887
Additional paid-in capital	—	—	125,650
Accumulated (deficit) earnings	(69,435)	5,872	(17,544)
Notes receivable	(5,633)	(5,633)	—

Total members’ equity	97,099	141,453	$108,993

Total liabilities and members’ equity	$860,413	$869,554

The accompanying notes are an integral part of these Consolidated Financial Statements.

EXPRESS PARENT LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per unit amounts)

	Predecessor	Successor
	Twenty-Two Weeks Ended July 6, 2007	Thirty Weeks Ended February 2, 2008	2008	2009

Net sales	$659,019	$1,137,327	$1,737,010	$1,721,066
Cost of goods sold, buying and occupancy costs	451,514	890,063	1,280,018	1,175,088

Gross profit	207,505	247,264	456,992	545,978
General, administrative, and store operating expenses	170,100	275,150	447,071	409,198
Other operating expense, net	302	5,526	6,007	9,943

Operating income (loss)	37,103	(33,412)	3,914	126,837
Interest expense	—	6,978	36,531	53,222
Interest income	—	(5,190)	(3,527)	(484)
Other expense (income), net	—	4,712	(300)	(2,444)

Income (loss) before income taxes	37,103	(39,912)	(28,790)	76,543
Provision for income taxes	7,161	487	246	1,236

Net income (loss)	$29,942	$(40,399)	$(29,036)	$75,307

Pro forma income before income taxes (Note 13, unaudited)				$102,634
Pro forma provision for income taxes (Note 13, unaudited)				39,951

Pro forma net income (Note 13, unaudited)				$62,683

Class L:
Basic and diluted net (loss) income per unit		$(0.40)	$(0.25)	$0.74
Basic and diluted weighted average units outstanding		101,746	101,742	101,742

Class A:
Basic and diluted net loss per unit			$(2.08)	$—
Basic weighted average units outstanding			1,295	3,630
Diluted weighted average units outstanding			1,295	6,584

Class C:
Basic and diluted net loss per unit			$(1.00)	$—
Basic weighted average units outstanding			607	1,816
Diluted weighted average units outstanding			607	3,087
Pro forma net income per share (Note 13, unaudited)
Basic				$0.73
Diluted				$0.72
Pro forma weighted average shares outstanding (Note 13, unaudited)				86,302
Basic				86,945
Diluted

The accompanying notes are an integral part of these Consolidated Financial Statements.

EXPRESS PARENT LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

(in thousands)

	Class L Units	Class A Units	Class B Units	Class C Units	Accumulated (Deficit) Earnings	Notes Receivable	Total Members’ Equity
Predecessor balances, February 3, 2007	$—	$—	$—	$—	$—	$—	$265,849

Adoption of ASC Subtopic 740-10	—	—	—	—	—	—	(702)
Changes in Limited Brands, Inc. net investment	—	—	—	—	—	—	12,423
Share-based compensation expense	—	—	—	—	—	—	545
Net income	—	—	—	—	—	—	29,942
Elimination of Predecessor equity in connection with sale	—	—	—	—	—	—	(308,057)

Predecessor balances, July 6, 2007	—	—	—	—	—	—	—

Successor capital contribution, net	660,099	—	—	—	—	—	660,099
Issuance of notes receivable	—	—	—	—	—	(5,643)	(5,643)
Share-based compensation expense	—	1,008	—	225	—	—	1,233
Net loss	—	—	—	—	(40,399)	—	(40,399)

Successor balances, February 2, 2008	660,099	1,008	—	225	(40,399)	(5,643)	615,290

Distributions	(491,213)	—	—	—	—	—	(491,213)
Repurchase of equity units	(20)	(3)	—	(1)	—	—	(24)
Repayment of notes receivable	—	—	—	—	—	10	10
Share-based compensation expense	—	1,686	—	386	—	—	2,072
Net loss	—	—	—	—	(29,036)	—	(29,036)

Successor balances, January 31, 2009	168,866	2,691	—	610	(69,435)	(5,633)	97,099

Distributions	(33,000)	—	—	—	—	—	(33,000)
Grant of equity units	—	—	—	2	—	—	2
Repurchase of equity units	—	(2)	—	(1)	—	—	(3)
Share-based compensation expense	—	1,613	—	435	—	—	2,048
Net income	—	—	—	—	75,307	—	75,307

Successor balances, January 30, 2010	$135,866	$4,302	$—	$1,046	$5,872	$(5,633)	$141,453

The accompanying notes are an integral part of these Consolidated Financial Statements.

EXPRESS PARENT LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Predecessor	Successor
	Twenty-Two Weeks Ended July 6, 2007	Thirty Weeks Ended February 2, 2008	2008	2009

Operating Activities
Net income (loss)	$29,942	$(40,399)	$(29,036)	$75,307
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	25,051	49,247	81,410	72,434
Interest expense paid in kind	—	—	6,049	132
Loss on disposal of property and equipment	—	410	1,732	545
Impairment charges	—	484	2,442	2,623
Bad debt expense	—	—	1,230	2,602
Change in fair value of interest rate swap	—	4,712	(300)	(2,444)
Share-based compensation	545	1,233	2,072	2,048
Deferred taxes	(5,023)	(381)	(234)	(337)
Change in assets and liabilities:
Receivables, net	(9,951)	11,075	3,195	4,167
Inventories	(4,970)	76,245	(5,553)	(1,502)
Accounts payable, deferred revenue, and accrued expenses	2,285	18,271	22,775	44,397
Accounts payable and accrued expenses—related parties	8,064	154,314	(54,302)	(10,181)
Other assets and liabilities	(31)	6,981	3,754	10,930

Net cash provided by operating activities	45,912	282,192	35,234	200,721

Investing Activities
Capital expenditures	(22,888)	(15,258)	(50,551)	(26,853)
Purchase of intangible asset	—	—	(1,250)	(20)

Net cash used in investing activities	(22,888)	(15,258)	(51,801)	(26,873)

Financing Activities
Borrowings under line of credit arrangement	—	—	75,000	—
Borrowings under long-term debt arrangements	—	—	294,000	—
Repayments of line of credit arrangement	—	—	—	(75,000)
Repayments of long-term debt arrangements	—	(625)	(1,250)	(7,118)
Costs incurred in connection with equity offering	—	—	—	(317)
Costs incurred in connection with debt arrangements and Senior Notes	—	—	(3,870)	(123)
Distributions paid to members	—	—	(491,213)	(33,000)
Grant of equity units	—	—	—	2
Repurchase of equity units	—	—	(24)	(3)
Repayment of notes receivable	—	—	10	—
Cash equity contributions by members	—	39,986	—	—
Decrease in Limited Brands, Inc. net investment	(29,939)	—	—	—

Net cash (used in) provided by financing activities	(29,939)	39,361	(127,347)	(115,559)

Net (decrease) increase in cash and cash equivalents	(6,915)	306,295	(143,914)	58,289
Cash and cash equivalents, beginning of period	20,649	13,734	320,029	176,115

Cash and cash equivalents, end of period	$13,734	$320,029	$176,115	$234,404

Supplemental disclosure of non-cash activities:
Borrowings to effect GGC acquisition	$—	$125,000	$—	$—
Push-down of fair value and equity contribution	$—	$287,206	$—	$—
Notes received in connection with issuance of equity	$—	$5,643	$—	$—

The accompanying notes are an integral part of these Consolidated Financial Statements.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

1. Summary of Significant Accounting Policies

Basis of Presentation

Express Parent LLC, a Delaware limited liability company (“LLC”) (the “Company”), was formed on June 10, 2008 and acquired all of the outstanding equity interest in Express Topco LLC, a Delaware LLC (“Topco”) which owns all of the outstanding equity interest in Express Holding, LLC, a Delaware LLC (“Holding”), on June 26, 2008. Holding owns all of the outstanding equity interest in Express, LLC (“Express”), which previously operated as a division of Limited Brands, Inc., a Delaware corporation (“LBI”), and Express Finance Corporation, a Delaware corporation (“EFC”). EFC was formed on January 28, 2010 for the purpose of serving as co-issuer of the Senior Notes described in Note 16. Express is a wholly-owned subsidiary of Holding and conducts the operations of the Company. The Company is a holding company without any assets except its investment in Topco.

On June 26, 2008, the Company entered into an exchange agreement with Holding, Topco, and other security holders, whereby the members of Holding contributed, transferred, assigned, and delivered all issued and outstanding equity interests of Holding to the Company in exchange for issuance by the Company to each Holding member an equivalent number of identical equity interests of the Company (the “Recapitalization”). Upon consummation of the exchange agreement, the Company and Topco entered into a contribution agreement, pursuant to which the Company contributed all of its equity interest in Holding to Topco as a contribution to Topco’s capital. Immediately following the consummation of these transactions, Topco entered into the Second Amended and Restated LLC Agreement (“Amended LLC Agreement”) of Holding in order to recapitalize the membership interests of Holding into a single class of membership units. Following the Recapitalization, the Company owned 100% of the membership interests of Topco, and Topco owned 100% of the membership interests of Holding. Because the Recapitalization represented a transfer of equity interests between entities under common control, the Company recognized the assets and liabilities transferred at their historical carrying amounts, similar to the pooling-of-interests method.

Members of the Company are not obligated for any debts, obligations, or liabilities of the Company solely by reason of being a member. Members of the Company shall not act as agents for one another or incur debts, obligations, or liabilities on behalf of other members.

Due to the Golden Gate Capital Acquisition (“GGC Acquisition”) (see Note 2) on July 7, 2007, the Company applied purchase accounting and began a new basis of accounting. As a result, the financial reporting periods presented are as follows:

•

The 2007 periods presented reflect the twenty-two weeks of operating results of Express and its subsidiary from February 4, 2007 through July 6, 2007 (the “2007 Predecessor period”) and the thirty weeks of operating results of Holding and its subsidiary from July 7, 2007 through February 2, 2008 (the “2007 Successor period”), which includes the effects of purchase accounting as a result of the GGC Acquisition.

•

The 2008 presentation reflects the operating results of Holding and its subsidiary from February 3, 2008 through June 25, 2008 and the consolidated operating results of Holding, Topco, and the Company from June 26, 2008 (date of formation) through January 31, 2009 (a “Successor” period).

•	The 2009 presentation reflects the consolidated operating results of Holding, Topco, and the Company from February 1, 2009 through January 30, 2010 (a “Successor” period).

The Consolidated Financial Statements for the 2007 Predecessor period have been prepared using a historical basis of accounting. As a result of purchase accounting, the Predecessor and Successor Consolidated Financial Statements are not comparable.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

1. Summary of Significant Accounting Policies (continued)

The Consolidated Financial Statements for the 2007 Predecessor period have been prepared on a standalone basis and are derived from the Consolidated Financial Statements and accounting records of LBI. These Consolidated Financial Statements include all costs historically allocated to the Company by LBI as well as income taxes as if the Company had been a standalone entity. Management believes the assumptions underlying the Consolidated Statements of Operations, Changes in Members’ Equity, and Cash Flows are reasonable. However, these Consolidated Statements of Operations, Changes in Members’ Equity, and Cash Flows for the 2007 Predecessor period may not be indicative of the Company’s results of operations and cash flows on a standalone basis, and future results may differ materially. In the Successor periods, the Company no longer incurred these allocated costs, but does incur certain expenses as a standalone company for similar functions, including certain support services provided by LBI under the LBI Transition Services Agreements (“TSAs”) (See Note 6).

Business Description

Express is a specialty retailer of women’s and men’s apparel, offering woven and knit tops, sweaters, pants, denim, intimate apparel, and accessories to a youthful clientele targeting 20 to 30 year olds. Express merchandise is sold through retail stores and its website. Express operated 573 primarily mall-based stores in the United States as of January 30, 2010.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its subsidiary. All intercompany transactions and balances have been eliminated in consolidation.

Fiscal Year

The Company’s fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the Consolidated Financial Statements and Notes by the calendar year in which the fiscal year commences. References to 2008 and 2009 represent the fiscal years ended January 31, 2009 and January 30, 2010, respectively.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements. Actual results may differ from those estimates. The Company revises its estimates and assumptions as new information becomes available.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

1. Summary of Significant Accounting Policies (continued)

Segment Reporting

The Company defines an operating segment on the same basis that it uses to evaluate performance internally. The Company has determined that the Chief Executive Officer (“CEO”) is its Chief Operating Decision Maker and that there is one operating segment, and therefore reports as a single segment. This includes the operation of its Express brick and mortar retail stores and the Express.com e-commerce website.

	Predecessor	Successor
	Twenty-Two Weeks Ended July 6, 2007	Thirty Weeks Ended February 2, 2008	2008	2009
Classes:
Apparel	$620,204	$1,057,453	$1,592,468	$1,564,060
Accessories and other	38,308	78,569	139,703	144,806
Other revenue	507	1,305	4,839	12,200

Total net sales	$659,019	$1,137,327	$1,737,010	$1,721,066

	Predecessor	Successor
	Twenty-Two Weeks Ended July 6, 2007	Thirty Weeks Ended February 2, 2008	2008	2009
Channels:
Stores	$658,512	$1,136,022	$1,704,376	$1,616,642
E-commerce	—	—	27,795	92,224
Other revenue	507	1,305	4,839	12,200

Total net sales	$659,019	$1,137,327	$1,737,010	$1,721,066

Other revenue consists primarily of shipping and handling revenue, gift card breakage, and franchise royalties.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits with financial institutions, and treasury security investments with an original maturity of three months or less. As of January 31, 2009 and January 30, 2010, cash held primarily in treasury securities was $159,236 and $216,782, respectively.

Payments due from banks for third-party credit card and debit card transactions for up to five days of sales, classified as cash and cash equivalents, totaled approximately $10,586 and $11,412 as of January 31, 2009 and January 30, 2010, respectively.

Outstanding checks not yet presented for payment amounted to $12,901 and $18,422 as of January 31, 2009 and January 30, 2010, respectively, and are included in accounts payable on the Consolidated Balance Sheets.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date.

Level 1—Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The Company incorporates credit valuation adjustments (“CVAs”) to appropriately reflect its non-performance risk and the respective counterparty’s non-performance risk in its fair value measurements. Although the Company has determined that the majority of the inputs used to value its derivatives, such as forward interest rates, and the Company’s and counterparty’s credit ratings, fall within Level 2 of the fair value hierarchy, the CVAs associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by itself and its counterparty. However, as of January 31, 2009 and January 30, 2010, the Company has assessed the significance of the impact of the CVAs on the overall valuation of its derivative positions and has determined that the CVAs are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of January 31, 2009 and January 30, 2010, aggregated by the level in the fair value hierarchy within which those measurements fall.

	January 31, 2009
	Level 1	Level 2	Level 3
Treasury securities	$159,236	$—	$—
Interest rate swap	$—	$4,412	$—

	January 30, 2010
	Level 1	Level 2	Level 3
Treasury securities	$216,782	$—	$—
Interest rate swap	$—	$1,968	$—

The carrying amounts reflected on the Consolidated Balance Sheets for cash, cash equivalents, receivables, prepaid expenses, and payables as of January 31, 2009 and January 30, 2010 approximated their fair values.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

1. Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk

The Company maintains cash and cash equivalents with various major financial institutions. The Company monitors the relative credit standing of these financial institutions and other entities and limits the amount of credit exposure with any one entity. The Company also monitors the creditworthiness of the entities to which it grants credit terms in the normal course of business.

Receivables, Net

Receivables consist primarily of tenant allowances from landlords and miscellaneous trade receivables, which are continuously reviewed for collectability. The Company maintains an allowance for doubtful accounts balance which totaled $1,230 and $3,832 as of January 31, 2009 and January 30, 2010, respectively.

Inventories

Inventories are principally valued at the lower of cost or market on a weighted-average cost basis. The Company records a lower of cost or market adjustment on its inventory, which is reflected in cost of goods sold, buying and occupancy costs in the Consolidated Statements of Operations, if the cost of specific inventory items on hand exceeds the amount it expects to realize from the ultimate sale or disposal of the inventory. These estimates are based on management’s judgment regarding future demand and market conditions and analysis of historical experience. The lower of cost or market reserve was $14,639 and $5,508 as of January 31, 2009 and January 30, 2010, respectively.

The Company also records an inventory shrink reserve for estimated merchandise inventory losses for the period between the last physical inventory and the balance sheet date. This estimate is based on management’s analysis of historical results. The shrink reserve was $17,611 and $15,415 as of January 31, 2009 and January 30, 2010, respectively.

Advertising

Advertising production costs are expensed at the time the promotion first appears in media, store, or on the website. Costs to publish or broadcast the promotion are expensed when incurred. Total advertising expense totaled $14,825 in the 2007 Predecessor period, $30,052 in the 2007 Successor period, $57,551 in 2008, and $53,685 in 2009. Advertising costs are included in general, administrative, and store operating expenses in the Consolidated Statements of Operations.

Private Label Credit Card Rewards

The Company has a credit card agreement (the “Card Agreement”) with a third party to provide customers with private label credit cards (“credit card(s)”). Each credit card bears the logo of the Express brand and can be used at any of the Company’s retail store locations or website. A third-party financing company is the sole owner of the accounts issued under the credit card program and absorbs the losses associated with non-payment by the card holders and a portion of any fraudulent usage of the accounts. The Company receives reimbursement for expenses incurred from the third-party financing company in accordance with the Card Agreement based on usage of the credit cards. Income is recognized when the amounts are fixed or determinable and collectability is reasonably assured, which is generally at the time that the actual usage of the credit cards or specified transaction occurs. In accordance with Accounting Standards Codification (“ASC”) Subtopic 605-50, Customer Payments and Incentives, the income is classified in general, administrative, and store operating expenses in the Consolidated Statements of Operations.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

1. Summary of Significant Accounting Policies (continued)

Card holders earn reward certificates that result in discounts on future purchases. Upon reaching the target-earned threshold, card holders receive reward certificates for these discounts that expire within three months of issuance, at which time the certificate is forfeited. The Company accrues the anticipated redemptions of the discount earned. To calculate this expense, the Company estimates margin rates and makes assumptions related to card holder redemption rates, which are both based on historical experience. The accrued liability as of January 31, 2009 and January 30, 2010 was $3,842 and $3,489, respectively, and is included in accrued expenses on the Consolidated Balance Sheets.

Property and Equipment, Net

All property and equipment are stated at cost. Depreciation of property and equipment is computed on a straight–line basis, using the following useful lives:

Category	Depreciable Life
Software, including software developed for internal use	3 years
Store related assets and other property and equipment	3 – 10 years
Leasehold improvements	Shorter of lease term or 10 years

When a decision is made to dispose of property and equipment prior to the end of the previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over the shortened estimated useful life. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts with any resulting gain or loss included in other operating expense, net, in the Consolidated Statements of Operations. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend useful lives are capitalized.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The reviews are conducted at the store asset level, the lowest identifiable level of cash flow. If the estimated undiscounted future cash flows related to the property and equipment are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the fair value, usually determined by the estimated discounted cash flow analysis of the asset. Factors used to assess the fair value of property and equipment include, but are not limited to, management’s plans for future operations, brand initiatives, recent operating results, and projected future cash flows. The Company recorded impairment charges related to store leasehold improvements of $0 in the 2007 Predecessor period, $484 in the 2007 Successor period, $2,442 in 2008 and $2,623 in 2009. Impairment charges are included in cost of goods sold, buying and occupancy costs in the Consolidated Statements of Operations.

On February 1, 2009, the Company adopted the authoritative guidance included in ASC Topic 820 to fair value measurements of non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. Non-financial assets and liabilities measured at fair value on a non-recurring basis as of January 30, 2010 consisted of the following:

	Level 1	Level 2	Level 3
Long-lived assets to be held and used	$—	$—	$712

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

1. Summary of Significant Accounting Policies (continued)

Long-lived assets to be held and used with a carrying amount of $3,335 were written down to their fair value of $712, resulting in an impairment charge of $2,623, which is included in cost of goods sold, buying and occupancy costs in 2009.

Intangible Assets

The Company has intangible assets, primarily its tradename resulting from the GGC Acquisition, and internet domain name purchased during 2008 prior to the launch of its e-commerce website. Intangible assets with indefinite lives are reviewed for impairment annually in the fourth quarter, or more frequently if indicators of impairment are present, by comparing the carrying value to the estimated fair value, usually determined using a discounted cash flow methodology. Factors used in the valuation of all intangible assets include, but are not limited to, management’s plans for future operations, brand initiatives, recent operating results, and projected future cash flows.

Intangible assets with finite lives are amortized on a basis reflecting when the economic benefits of the assets are consumed or otherwise used up over their respective estimated useful lives. Intangible assets with finite lives are reviewed for impairment when events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. If the estimated undiscounted future cash flows related to the asset are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the estimated fair value, usually determined by the estimated discounted future cash flows of the asset.

The Company did not have any intangible assets in the 2007 Predecessor period and did not incur any impairment charges on intangible assets in the 2007 Successor period, in 2008, or in 2009.

Leases and Leasehold Improvements

The Company has leases that contain pre-determined fixed escalations of minimum rentals and/or rent abatements subsequent to taking possession of the leased property. The related rent expense is recognized on a straight-line basis commencing upon possession date. The Company records the difference between the recognized rent expense and amounts payable under the leases as deferred lease credits. The obligations for pre-determined fixed escalations of minimum rent and/or rent abatements were $7,968 and $11,775 as of January 31, 2009 and January 30, 2010, respectively, and are included in other long-term liabilities on the Consolidated Balance Sheets.

The Company receives allowances from landlords related to its retail stores. These allowances are generally comprised of cash amounts received from landlords as part of negotiated lease terms. Cash received from landlords was $398 in the 2007 Predecessor period, $4,160 in the 2007 Successor period, $5,057 in 2008, and $5,772 in 2009. The Company records a receivable and a landlord allowance upon satisfaction of the provisions for receiving the allowance. The landlord allowance is amortized on a straight-line basis as a reduction to rent expense over the term of the lease (including the pre-opening build-out period). The receivable is reduced as allowance amounts are received from landlords. The reduction to rent expense was $3,320 in the 2007 Predecessor period, $201 in the 2007 Successor period, $697 in 2008, and $1,648 in 2009, and is included in cost of goods sold, buying and occupancy costs in the Consolidated Statements of Operations. The unamortized portion of landlord allowances totaled $9,670 and $13,952 as of January 31, 2009 and January 30, 2010, respectively, and is included in other long-term liabilities on the Consolidated Balance Sheets.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

1. Summary of Significant Accounting Policies (continued)

Certain leases provide for contingent rents which are based on a percentage of gross sales in excess of predetermined levels and are not measured at inception. These amounts are excluded from minimum rent and are included in the determination of rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

The Company also has leasehold improvements which are depreciated over the shorter of their estimated useful lives or the period from the date the assets are placed in service to the end of the initial lease term, including renewal periods, if reasonably assured. Leasehold improvements made after the inception of the initial lease term are depreciated over the shorter of their estimated useful lives or the remaining lease term, including renewal periods, if reasonably assured.

Debt Issuance Costs and Discount

Fees and costs incurred in connection with the Company’s borrowings are capitalized and included in other assets on the Consolidated Balance Sheets. Debt issuance costs and debt discounts are amortized to interest expense over the term of the respective loan agreements and are included in interest expense in the Consolidated Statements of Operations. Debt issuance costs were recorded as a result of the GGC Acquisition and the Recapitalization. As of January 31, 2009 and January 30, 2010, debt issuance costs totaled $11,488 and $10,061, respectively. The Company recorded amortization expense related to debt issuance costs of $0 in the 2007 Predecessor period, $1,052 in the 2007 Successor period, $2,001 in 2008, and $2,181 in 2009. The Company recorded amortization expense for debt discounts of $0 in the 2007 Predecessor period, $0 in the 2007 Successor period, $304 in 2008, and $584 in 2009.

Derivative Financial Instruments

The Company uses derivative financial instruments to manage its exposure to interest rates. The Company does not use derivative financial instruments to manage exposure to foreign currency exchange rates or for trading purposes. Derivative financial instruments are required to be recorded on the Consolidated Balance Sheets at fair value. The Company did not seek cash flow hedge accounting and, therefore, records the impact of the change in fair value of its derivative in other expense (income), net in the Consolidated Statements of Operations.

Income Taxes

Effective May 7, 2007, the Company became recognized as a partnership for federal income tax purposes. As such, with the exception of a limited number of state and local jurisdictions, the Company is no longer subject to income taxes. The members of the Company, and not the Company itself, are subject to income tax on their distributive share of the Company’s earnings from May 7, 2007 forward. The Company pays distributions to members to fund their tax obligations.

The Company accounts for income taxes using the asset and liability method. Under this method, the amount of taxes currently payable or refundable are accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences that currently exist between the tax basis and the financial reporting basis of the Company’s assets and liabilities. For periods up to the effective date of the Company’s recognition as a partnership for federal income tax purposes, deferred taxes were recognized on a

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

1. Summary of Significant Accounting Policies (continued)

separate company basis as if the Company were taxable as a corporation. As a partnership, deferred taxes for periods ending after May 7, 2007 were related to a limited number of state and local jurisdictions.

Deferred tax assets and liabilities are measured using the enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect of a change in tax rates on deferred taxes is recognized through continuing operations in the period that includes the enactment date of the change. Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future. The Company is not aware of any such changes that would have a material effect on its results of operations, cash flows, or financial position.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance included in ASC Subtopic 740-10, Income Taxes—Overall, (“ASC Subtopic 740-10”) which clarifies the accounting for uncertainty in income taxes recognized in the financial statements. ASC Subtopic 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on its technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of ASC Subtopic 740-10 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company recognizes tax liabilities in accordance with ASC Subtopic 740-10 and adjusts these liabilities when judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the liabilities. These differences will be reflected as increases or decreases in income tax expense and the effective tax rate in the period in which new information becomes available.

The Company adopted the authoritative guidance included in ASC Subtopic 740-10 effective February 4, 2007. As a result of the implementation of the authoritative guidance included in ASC Subtopic 740-10, the Company recognized an additional liability of $702 for unrecognized tax benefits, which was accounted for as a reduction to the February 4, 2007 retained earnings balance. LBI retained the entire ASC Subtopic 740-10 liability of $9,673 for unrecognized tax benefits for any Predecessor period up to and including the date of the GGC Acquisition. For the Successor periods, the Company recognized no liability for unrecognized tax benefits and, therefore, there was no effect on the Company’s financial condition or results of operations for any Successor period.

The Company recognizes interest and penalties related to unrecognized tax benefits in provision for income taxes in the Consolidated Statements of Operations. Accrued interest and penalties are included within the related tax liability line on the Consolidated Balance Sheets.

The Company may be subject to periodic audits by the Internal Revenue Service (“IRS”) and other taxing authorities. These audits may challenge certain of the Company’s tax positions, such as the timing and amount of deductions and allocation of taxable income to the various jurisdictions.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

1. Summary of Significant Accounting Policies (continued)

Self Insurance

The Company is self-insured for medical, workers’ compensation, and general liability benefits up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of incurred but not reported (“IBNR”) claims. IBNR claims are estimated using historical claim information and actuarial estimates. The accrued liability for self insurance as of January 31, 2009 and January 30, 2010 was $2,795 and $3,800, respectively, and is included in accrued expenses on the Consolidated Balance Sheets.

Revenue Recognition

The Company recognizes sales at the time the customer takes possession of the merchandise which, for e-commerce revenues, reflects an estimate of shipments that have not yet been received by the customer. The estimate of these shipments is based on shipping terms and historical delivery times. Amounts related to shipping and handling revenues billed to customers in an e-commerce sale transaction are classified as net sales, and the related shipping and handling cost are classified as cost of goods sold, buying and occupancy costs in the Consolidated Statements of Operations. The Company’s shipping and handling revenues were $2,728 and $8,913 in 2008 and 2009, respectively. The Company launched its e-commerce business in June 2008, and therefore did not receive or record shipping and handling revenues for the 2007 Predecessor or 2007 Successor periods. Associate discounts are classified as a reduction of net sales. Net sales exclude sales tax collected from customers and remitted to governmental authorities.

The Company provides a reserve for projected merchandise returns based on prior experience. Merchandise returns are often resalable merchandise and are refunded by issuing the same payment tender of the original purchase. Merchandise exchanges of the same product and price, typically due to size or color preferences, are not considered merchandise returns. The sales returns reserve was $2,284 and $4,312 as of January 31, 2009 and January 30, 2010, respectively, and is included in accrued expenses on the Consolidated Balance Sheets.

The Company sells gift cards in its retail stores and through its e-commerce website and third parties, which do not expire or lose value over periods of inactivity. The Company accounts for gift cards by recognizing a liability at the time a gift card is sold. The gift card liability balance was $20,481 and $21,140, as of January 31, 2009 and January 30, 2010, respectively, and is included in deferred revenue on the Consolidated Balance Sheets. The Company recognizes income from gift cards when they are redeemed by the customer. In addition, income on unredeemed gift cards is recognized when it can be determined that the likelihood of the gift card being redeemed is remote and that there is no legal obligation to remit the unredeemed gift cards to relevant jurisdictions (gift card breakage). The gift card breakage rate is based on historical redemption patterns. Gift card breakage of $1,199 in the 2007 Predecessor period, $1,366 in the 2007 Successor period, $2,428 in 2008, and $2,328 in 2009 was recorded by the Company and is included in net sales in the Consolidated Statements of Operations.

Share-Based Compensation

The Company accounts for share-based employee compensation in accordance with ASC Topic 718, Compensation—Stock Compensation, (“ASC Topic 718”). ASC Topic 718 requires the fair value of share-based payments to employees to be recognized in the financial statements as compensation cost over the requisite service period. Compensation expense for equity units is recognized, on a straight-line basis, net of forfeitures, over the requisite service period for the fair value of awards that actually vest.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

1. Summary of Significant Accounting Policies (continued)

Cost of Goods Sold, Buying and Occupancy Costs

Cost of goods sold, buying and occupancy costs includes merchandise costs, net of discounts and allowances, freight, inventory shrinkage, and other gross margin related expenses. Buying and occupancy expenses primarily include payroll, benefit costs, and other operating expenses for the buying departments (merchandising, design, manufacturing, and planning and allocation), distribution, fulfillment, rent, common area maintenance, real estate taxes, utilities, maintenance, and depreciation for stores.

General, Administrative, and Store Operating Expenses

General, administrative, and store operating expenses primarily include payroll, benefit costs, and other operating expenses for store selling and administrative departments and store marketing and advertising expenses.

Other Operating Expense, Net

Other operating expense, net consists of GGC advisory fees, LBI LLC fees, gain/loss on disposal of assets, and excess proceeds from the settlement of insurance claims.

Other Expense (Income), Net

Other expense (income), net consists of the change in fair market value of the interest rate swap.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements, (“ASU 2010-06”). ASU 2010-06 requires the following new disclosures: (i) the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and a description of the reasons for the transfers; and (ii) a reconciliation for fair value measurements using significant unobservable inputs (Level 3), including separate information about purchases, sales, issuance, and settlements. ASU 2010-06 also clarifies existing requirements about fair value measurement disclosures and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the reconciliation of Level 3 activity, which is effective for fiscal years beginning after December 15, 2010. The adoption of ASU 2010-06 beginning in the first quarter of fiscal 2010 will require expanded disclosure in the Notes to the Company’s Consolidated Financial Statements but will not impact amounts within its Consolidated Financial Statements.

In June 2009, the FASB issued ASC Topic 105, GAAP (“ASC Topic 105”). This standard establishes two levels of GAAP, authoritative and non-authoritative. The FASB ASC (the “Codification”) is now the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the Securities and Exchange Commission (“SEC”), which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative. This standard is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. Effective February 1, 2009, the Company has adopted ASC Topic 105 which changed its historical U.S. GAAP references to comply with the Codification.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

1. Summary of Significant Accounting Policies (continued)

In May 2009, the FASB issued authoritative guidance included in ASC Topic 855, Subsequent Events. This standard is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued. The Company has adopted this guidance, and there was no material impact on its Consolidated Financial Statements. Refer to Note 16.

In April 2009, the FASB issued authoritative guidance included in ASC Topic 825, Financial Instruments, intended to provide additional accounting guidance and enhanced disclosures of fair values of certain financial instruments in interim and annual financial statements. The Company has adopted this guidance, and there was no impact on its Consolidated Financial Statements.

In April 2008, the FASB issued authoritative guidance included in ASC Topic 350, Intangibles—Goodwill and Other, which is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company has adopted this guidance effective February 1, 2009, and there was no impact on its Consolidated Financial Statements.

In March 2008, the FASB issued authoritative guidance included in ASC Topic 815, Derivatives and Hedging. This guidance requires additional disclosures about the objectives and strategies for using derivative instruments and is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The Company has adopted this guidance effective February 1, 2009, the results of which are included in Note 9.

In September 2006, the FASB issued authoritative guidance included in ASC Topic 820, Fair Value Measurements and Disclosures, which provides guidance for fair value measurement of assets and liabilities and instruments measured at fair value that are classified in members’ equity. This guidance defines fair value, establishes a fair value measurement framework and expands fair value disclosures. It emphasizes that fair value is market-based with the highest measurement hierarchy level being market prices in active markets. This guidance requires fair value measurements be disclosed by hierarchy level, an entity to include its own credit standing in the measurement of its liabilities and modifies the transaction price presumption. In February 2008, the FASB delayed the effective date for this guidance to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Accordingly, as of February 3, 2008, the Company adopted the authoritative guidance for financial assets and liabilities only on a prospective basis. As of February 1, 2009, the Company adopted the remaining provisions. The adoption of this guidance did not have a material impact on the Company’s Consolidated Financial Statements.

2. The GGC Acquisition

In anticipation of the GGC Acquisition, LBI, through its subsidiaries, Limited Brands Store Operations, Inc. (“LBSO”), a Delaware corporation, and Express Investment Inc, formed Holding on May 9, 2007, whereby LBSO contributed Express to Holding in exchange for 100% of the interest in Holding. For the period from May 9, 2007 through July 2007, Holding was an indirectly, wholly-owned subsidiary of LBI. Golden Gate Capital (“GGC”) formed Express Investment Corp., a Delaware corporation (“EIC”) and in July 2007 acquired a 75% interest in Holding from LBSO in multiple steps pursuant to a Unit Purchase Agreement (the “Purchase Agreement”) dated May 15, 2007 and amended July 6, 2007.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

2. The GGC Acquisition (continued)

EIC acquired an initial controlling interest of 66 2/3% on July 7, 2007 from LBI in exchange for $513,657 in cash and acquired an incremental interest of 8 1/3% from LBI on July 31, 2007 in exchange for $53,875 in cash, resulting in an aggregate cash consideration of $567,532. The cash consideration and certain related transaction costs were funded by cash of $452,870 from EIC and $125,000 of debt issued by Holding. Additionally, Holding received a cash contribution of $34,343 from EIC.

Pursuant to the Amended and Restated LLC Agreement (“LLC Agreement”) dated July 6, 2007, 75,000 and 25,000 Class L equity ownership units of Holding were held by GGC through EIC, and LBI, through its subsidiaries, respectively. Subsequent to July 6, 2007, certain executive management members of Holding made equity contributions of $11,285, partially funded by $5,643 of promissory notes payable to Holding, in exchange for 1,700 Class L equity ownership units, representing 1.7% ownership interest in Holding. These additional Class L equity ownership units purchased by certain executive management members resulted in dilution to the original ownership percentage of EIC and the subsidiaries of LBI to 73.7% and 24.6%, respectively. The accompanying Consolidated Financial Statements are presented for the Predecessor and Successor relating to the periods preceding and succeeding the GGC Acquisition, respectively.

Holding accounted for the GGC Acquisition in accordance with Statement of Financial Accounting Standards 141, “Business Combinations”. Holding was created in anticipation of and used to effect the GGC Acquisition. Accordingly, for accounting purposes, Holding was deemed the accounting acquirer and the transaction was reflected as the acquisition of 100% of the fair value of Express by Holding in exchange for cash and a 25% equity interest, accompanied by a change in control. The value of the equity interest in Holding retained by LBI was derived from the fair value of the acquired business and determined to be $161,625. The total purchase price of $739,495, consisting of cash paid by GGC, the fair value of the 25% interest in Holding, and $10,338 of directly related transaction costs were allocated to the acquired assets and liabilities based on their respective fair values.

The allocation of the purchase price was as follows:

Cash and cash equivalents	$13,734
Receivables, net	11,709
Inventories	241,894
Other current assets	25,500
Property and equipment	309,744
Intangible assets (primarily tradename)	220,660
Other assets	11,736

Total assets acquired	834,977

Accounts payable	36,197
Accrued expenses	50,856
Other long-term liabilities	8,429

Total liabilities assumed	95,482

Net assets acquired at fair value	$739,495

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

2. The GGC Acquisition (continued)

The fair value of the acquired net assets, representing 100% of the assets of Express, exceeded the purchase price paid by GGC. In connection with the GGC Acquisition allocation, Holding increased the carrying amount of its inventories by $86,887, its property and equipment by $38,529, and recorded $220,660 of intangible assets. Intangible asset detail is included in Note 5.

3. Property and Equipment, Net

Property and equipment, net, consisted of:

	January 31, 2009	January 30, 2010
Building improvements	$2,817	$2,816
Furniture, fixtures and equipment, software	167,914	183,981
Leaseholds and improvements	188,911	198,425
Construction in process	9,649	10,729

Total	369,291	395,951
Less: accumulated depreciation	(115,809)	(180,714)

Property and equipment, net	$253,482	$215,237

Depreciation expense totaled $25,051 in the 2007 Predecessor period, $44,347 in the 2007 Successor period, $73,139 in 2008, and $64,664 in 2009.

4. Leased Facilities and Commitments

On July 6, 2007, the Company entered into a lease agreement (the “Lease”) with LBI, a related party, for its corporate home office and distribution center facility in Columbus, OH. The Lease is for a six year period that expires on July 31, 2013 and requires annual minimum rent payments of approximately $3,800 in year one and $3,300 thereafter, subject to periodic adjustments each July based on the change in the Consumer Price Index over the twelve month period ending two months prior to each July. Either party can elect to terminate the Lease prior to July 31, 2013 with written notice. On February 20, 2009, the parties amended the Lease to provide that each party’s right to terminate the Lease prior to July 31, 2013 may not be exercised by either party until April 30, 2011.

On October 5, 2009, the Company and LBI entered into a new lease agreement (the “New Lease”) for the corporate home office and distribution center facility in Columbus, OH. The New Lease is for a 75 month period that commences February 1, 2010 and expires on April 30, 2016 and requires annual minimum market rent payments of approximately $1,284 for the first five years and $1,413 thereafter. The New Lease contains a renewal option for one period of five years by written notice 365 days prior to the expiration of the New Lease term and a construction allowance of $8,000.

Annual store rent consists of a fixed minimum amount and/or contingent rent based on a percentage of sales exceeding a stipulated amount. The Company records a contingent rent liability in accrued expenses on the Consolidated Balance Sheets and the corresponding rent expense in cost of goods sold, buying and occupancy costs in the Consolidated Statements of Operations when specified levels have been achieved or when management determines that achieving the specified levels during the fiscal year is probable.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

4. Leased Facilities and Commitments (continued)

Rent expense is summarized as follows:

	Predecessor	Successor
	Twenty-Two Weeks Ended July 6, 2007	Thirty Weeks Ended February 2, 2008	2008	2009
Store rent
Fixed minimum	$60,118	$98,319	$151,381	$152,868
Contingent	3,112	5,540	6,832	6,805

Total store rent	63,230	103,859	158,213	159,673
Home office, distribution center, and other	2,911	5,540	8,965	8,551

Total rent expense	$66,141	$109,399	$167,178	$168,224

As of January 30, 2010, the Company was committed to noncancelable leases with remaining terms generally from one to ten years. A substantial portion of these commitments consist of store leases generally with an initial term of ten years. Store lease terms generally require additional payments covering real estate taxes, common area maintenance costs, and certain other expenses. The obligations for these additional payments are excluded from the table that follows.

Minimum rent commitments, net of landlord allowances, under noncancelable leases are as follows:

2010	$155,183
2011	129,512
2012	120,144
2013	106,810
2014	81,357
Thereafter	$148,867

The Company’s future sublease income under noncancelable subleases was $3,030 as of January 30, 2010.

On April 28, 2008, the Company issued an irrevocable stand-by letter of credit (“LBI stand-by LC”) to LBI for $34,170, which related to certain pre-existing store leases guaranteed by LBI that could not be assigned to the Company at or subsequent to the GGC Acquisition. LBI can draw from the LBI stand-by LC if the Company were to default on any of the guaranteed leases. The LBI stand-by LC is reduced through the September 30, 2010 expiration date with the overall reduction in guaranteed lease payments. The available balance of the LBI stand-by LC was $18,708 and $6,353 as of January 31, 2009 and January 30, 2010, respectively. There were no outstanding draws on the LBI stand-by LC as of January 30, 2010.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

5. Intangible Assets

The following table provides the significant components of intangible assets:

	January 31, 2009
	Cost	Accumulated Amortization	Ending Net Balance
Tradename	$196,144	$—	$196,144
Internet domain name/other	1,250	—	1,250
Net favorable lease obligations	19,750	7,197	12,553
Credit card relationships & customer lists	4,766	2,929	1,837

	$221,910	$10,126	$211,784

	January 30, 2010
	Cost	Accumulated Amortization	Ending Net Balance
Tradename	$196,144	$—	$196,144
Internet domain name/other	1,270	—	1,270
Net favorable lease obligations	19,750	11,262	8,488
Credit card relationships & customer lists	4,766	3,868	898

	$221,930	$15,130	$206,800

The Company’s tradename and internet domain name have indefinite lives. Net favorable lease obligations, credit card relationships, and customer lists have finite lives and are amortized over a period of up to seven years, four years, and two years, respectively, and are included in other assets on the Consolidated Balance Sheets. Amortization expense totaled $0 in the 2007 Predecessor period, $4,160 in the 2007 Successor period, $5,966 in 2008, and $5,004 in 2009.

Estimated future amortization expense will approximate the following:

2010	$3,636
2011	2,274
2012	1,537
2013	1,221
2014	718
Thereafter	—

Total	$9,386

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

6. Related Party Transactions

Transactions with LBI

Predecessor

Prior to the GGC Acquisition, transactions between the Company and LBI and their wholly-owned subsidiaries occurred primarily in the ordinary course of business. Costs relating to these transactions were charged or allocated to the Company using the following methodologies:

Direct Costs—costs incurred by LBI and its subsidiaries on behalf of the Company were charged directly to the Company;

Allocated Costs—administrative and other shared costs incurred by a shared service provided were allocated to the Company using activity drivers or other allocation methodologies that approximate the level of effort required to provide the service.

Costs were allocated by LBI to the Company for certain functions provided by LBI including, but not limited to, general corporate expenses related to accounting, finance, legal, employee benefits and incentives, real estate and store operations, store design and construction, logistics services, technology services, loss prevention, customer marketing, and human resources.

The Company believes the allocation methodologies described above are fair and reasonable. However, the allocated costs are not necessarily indicative of the amounts that would have been or that will be incurred by the Company on a standalone basis.

Twenty-Two Weeks Ended July 6, 2007
Beginning balance	$265,849
Charges from LBI and its wholly-owned subsidiaries	407,277
Net cash transferred to LBI	(394,309)
Adoption of ASC Subtopic 740-10	(702)
Net income	29,942

Ending balance	$308,057

Successor

On July 6, 2007, in conjunction with the GGC Acquisition, the Company entered into TSAs whereby LBI provides support in various operational areas including, among other things, logistics, technology, and merchandising sourcing. The terms of these TSAs vary and range from three months to thirty-nine months. The Company is obligated to purchase a minimum of 90% of its merchandise products from LBI during the first year after the GGC Acquisition, 80% during the second year, and 60% during the third year. The Company is liable to LBI in the event of a breach of this provision in the amount of a margin rate defined in the merchandise sourcing TSA, applied to the cost of products for which the Company is otherwise required to source through LBI.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

6. Related Party Transactions (continued)

The Company incurred charges from LBI for various transaction services, included in general, administrative, and store operating expenses and merchandising sourcing, included in cost of goods sold, buying and occupancy costs, as follows:

	Thirty Weeks Ended February 2, 2008	2008	2009
Transaction services	$337,571	$188,216	$67,467
Merchandising sourcing	$471,378	$584,527	$464,709

The Company’s outstanding liability, included in accounts payable and accrued expenses—related parties on the Consolidated Balance Sheets, for transaction services and merchandising sourcing was as follows:

	January 31, 2009	January 30, 2010
Transaction services	$12,358	$10,881
Merchandising sourcing	$79,636	$63,643

On October 5, 2009, the parties entered into a new logistics services agreement (the “Logistics Agreement”) with an initial six year term commencing on February 1, 2010 and a renewal option which terminates the logistics services portion of the TSA described above that was nearing expiration.

Furthermore, under the LLC Agreement, LBI is entitled to receive a cash payment (at the same time payments are made under the GGC Advisory Agreement (“Advisory Agreement”)) equal to the product of (i) the amount of the fees actually paid in cash under the Advisory Agreement and (ii) the quotient of the number of units held by LBI over the number of units held by GGC at the time of payment of such fees. These fees, included in other operating expense, net in the Consolidated Statements of Operations, were as follows:

	Thirty Weeks Ended February 2, 2008	2008	2009
LBI LLC fee	$1,152	$1,262	$2,275

The Company’s outstanding liability related to the LBI LLC fee, included in accounts payable and accrued expenses—related parties on the Consolidated Balance Sheets, was $2,414 and $4,688 as of January 31, 2009 and January 30, 2010, respectively.

Transactions with GGC

In connection with the GGC Acquisition, the Company entered into the Advisory Agreement with GGC that expires in July 2017. In exchange for on-going consulting and management advisory services provided by GGC, the Company reimburses GGC for reasonable out-of-pocket expenses incurred in connection with providing on-going services and an annual management fee equal to the greater of (i) $2,000 per fiscal year or (ii) 3% of adjusted EBITDA of Holding as defined in the term loan agreement (see Note 8).

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

6. Related Party Transactions (continued)

The Company incurred advisory fees and out-of-pocket expenses, included in other operating expense, net in the Consolidated Statements of Operations, as follows:

	Thirty Weeks Ended February 2, 2008	2008	2009
Advisory fees and out-of-pocket expenses	$3,625	$4,206	$7,153

The Company’s outstanding liability related to the advisory fees and out-of-pocket expenses, included in accounts payable and accrued expenses – related parties on the Consolidated Balance Sheets, was $2,513 and $7,128 as of January 31, 2009 and January 30, 2010, respectively.

Transactions with Other GGC Affiliates

The Company also transacts with affiliates of GGC for the software license purchases, consulting and software maintenance services, and e-commerce warehouse and fulfillment services. The Company incurred charges, included in general, administrative, and store operating expenses in the Consolidated Statement of Operations, as follows:

	Thirty Weeks Ended February 2, 2008	2008	2009
Software licenses and maintenance, and consulting	$0	$576	$255
E-commerce warehouse and fulfillment	$0	$7,846	$19,248

The Company’s outstanding liability to other GGC affiliates, included in accounts payable and accrued expenses—related parties on the Consolidated Balance Sheets, was $3,092 and $3,491 as of January 31, 2009 and January 30, 2010, respectively.

In 2009, the Company began providing real estate services to multiple GGC affiliates. Income recognized for these services in 2009 was nominal.

An affiliate of GGC is a lender under the Topco Term Loan and is owed $100,000 in original principal. Terms of the Topco Term Loan are the same for all lenders in the facility (see Note 8 for further discussion).

7. Income Taxes

For the Predecessor period through May 6, 2007, the Company provided for income taxes on a separate company basis as if the Company was taxable as a corporation. Effective May 7, 2007, the Company became recognized as a partnership for federal income tax purposes. With limited exception as noted below, the Company recognizes no federal, state, or local income taxes for periods subsequent to May 7, 2007, as the members of the Company, and not the Company itself, are subject to income tax on their distributive share of the Company’s earnings from May 7, 2007 forward. The Company pays distributions to members to fund their tax obligations. In 2009, $33,000 of tax distributions were paid to members of the Company.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

7. Income Taxes (continued)

There are a limited number of state and local jurisdictions that subject the Company to income tax even though it is recognized as a partnership for federal income tax purposes. The Company provides for income taxes related to these jurisdictions for periods ending subsequent to May 7, 2007. LBI retained current income tax liabilities and related income tax contingencies and reserves for any Predecessor period up to and including the date of the GGC Acquisition.

The provision for income taxes consists of the following:

	Predecessor	Successor
	Twenty-Two Weeks Ended July 6, 2007	Thirty Weeks Ended February 2, 2008	2008	2009
Current:
U.S. federal	$10,730	$0	$0	$0
U.S. state and local	1,454	868	480	1,572

Total:	12,184	868	480	1,572

Deferred:
U.S. federal	(4,665)	0	0	0
U.S. state and local	(358)	(381)	(234)	(336)

Total:	(5,023)	(381)	(234)	(336)

Provision for income taxes	$7,161	$487	$246	$1,236

The following table provides the reconciliation between the statutory federal income tax rate and the effective tax rate:

	Predecessor	Successor
	Twenty-Two Weeks Ended July 6, 2007	Thirty Weeks Ended February 2, 2008	2008	2009
Federal income tax rate	35.00%	0.00%	0.00%	0.00%
State income taxes, net of federal income tax effect	1.93%	1.22%	0.85%	1.61%
Entity status change to partnership	(18.04)%	0.00%	0.00%	0.00%
Other items, net	0.41%	0.00%	0.00%	0.00%

Effective tax rate	19.30%	1.22%	0.85%	1.61%

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

7. Income Taxes (continued)

The following table provides the effect of temporary differences that created deferred income taxes as of January 31, 2009 and January 30, 2010. Deferred tax assets and liabilities represent the future effects on income taxes resulting from temporary differences and carry-forwards at the end of the respective periods.

	January 31, 2009	January 30, 2010
Deferred tax assets:
Accrued expenses and deferred compensation	$114	$223
Property and equipment	0	89
Other	74	1

Total deferred tax assets	188	313

Deferred tax liabilities:
Intangible assets	676	615
Property and equipment	164	0
Other	39	53

Total deferred tax liabilities	879	668

Net deferred tax liabilities	$691	$355

The Company had a net current deferred tax assets balance of $83 and $82 as of January 31, 2009 and January 30, 2010, respectively, which is included in other current assets on the Consolidated Balance Sheets. The Company also recorded a net receivable for state and local income taxes, primarily related to the estimated amount of tax overpayments, of approximately $201 and $112 as of January 31, 2009 and January 30, 2010, respectively, which is included in receivables, net on the Consolidated Balance Sheets. State and local income tax payments totaled $345 and $310 during 2008 and 2009, respectively.

Uncertain Tax Positions

The Company adopted the authoritative guidance included in ASC Subtopic 740-10 effective February 4, 2007. As a result of the implementation of the authoritative guidance included in ASC Subtopic 740-10, the Company recognized an additional liability of $702 for uncertain tax positions, which was accounted for as a reduction to the February 4, 2007 retained earnings balance. Including this adjustment, the Company had $9,673 of uncertain tax positions as of February 4, 2007. LBI retained the entire ASC Subtopic 740-10 liability for uncertain tax positions for any Predecessor period up to and including the date of the GGC Acquisition. For the Successor periods, the Company recognized no liability for uncertain tax positions and, therefore, there was no effect on the Company’s financial condition or results of operations for any Successor period.

The Company believes the increase or decrease in the liability for uncertain tax positions will not be significant within the next twelve months. However, changes could result from examinations, the expiration of the statute of limitations or other circumstances. Thus, an estimate of the range of the reasonably possible change cannot be made.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense in the Consolidated Statements of Operations. Accrued interest and penalties are included within the related tax liability line, which is included within accrued expenses on the Consolidated Balance Sheets.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

7. Income Taxes (continued)

The Company files a partnership income tax return for federal purposes and in most state and local jurisdictions. The Company may be subject to periodic audits by the IRS and other taxing authorities. These audits may challenge certain of the Company’s tax positions, such as the timing and amount of deductions and allocation of taxable income to the various jurisdictions. As of January 30, 2010, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are the fiscal year ended 2007 and forward.

The Company is currently not under examination by the IRS or state taxing authorities.

8. Credit Facility and Long-Term Debt

Credit Facility

On July 6, 2007, the Company entered into a $200,000 secured Asset-Based Loan Credit Facility (“Credit Facility”) with a lender. The Credit Facility is available to be used for working capital and other general corporate purposes and expires on July 6, 2012. The Credit Facility borrowing rate is equal to LIBOR plus an applicable margin rate or the higher of the Wall Street Journal’s prime lending rate or 0.5% per annum above the Federal Funds Rate, plus an applicable margin rate. The applicable margin rate is determined based on the Company’s most recent Borrowing Base Certificate equal to 90% (credit card advance rate) of credit card receivables plus 90% (inventory advance rate) of the liquidation value of eligible inventory during year one (through July 6, 2008) and 85% thereafter, less certain reserves. During 2008, the Company borrowed $75,000 under the Credit Facility, which is reflected as a current liability on the Consolidated Balance Sheets as of January 31, 2009. The $75,000 Credit Facility outstanding balance was repaid by the Company in the first quarter of 2009. As of January 30, 2010, the weighted average borrowing rate was 3.25%.

Fees payable under the Credit Facility are based on 0.25% of the average daily unused balance during each quarter payable quarterly in arrears. Additionally, fees for outstanding letter of credit balances are 0.125% based on the average daily aggregate available amount during the quarter of all letters of credit outstanding payable quarterly in arrears. The Credit Facility requires the Company to maintain an agreed upon fixed charge coverage ratio if excess availability plus eligible cash collateral is less than $20,000. The Company’s excess availability was $135,153 as of January 30, 2010. The Company was not subject to this covenant as of January 30, 2010 because excess availability plus eligible cash collateral was greater than $20,000 as of January 30, 2010.

All obligations under the Credit Facility are guaranteed and secured by substantially all the assets of Holding and its subsidiary, including: all accounts arising from the sale or other disposition of goods or services; all inventory; letter-of-credit rights and supporting obligations related to the accounts arising from the sale or other disposition of goods or services and inventory; all collection accounts, deposit accounts, commodity accounts, security accounts and any cash, cash equivalents or other assets in any such accounts (excluding any net cash proceeds from the sale or other disposition of any Holding Term Loan first lien collateral); all books, property, and records (including, without limitation, ledgers, customer lists, credit files, printouts, computer software, data processing and other records); and all products and proceeds, including proceeds of insurance and claims against third parties.

Letters of Credit

The Company periodically enters into various trade letters of credit (“trade LCs”) for certain beneficiary vendors to secure merchandise goods. These trade LCs are issued for a defined period of time and for specific

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

8. Credit Facility and Long-Term Debt (continued)

shipments and generally expire three weeks after the date of merchandise shipment. As of January 31, 2009 and January 30, 2010, outstanding trade LCs totaled $145 and $0, respectively. Additionally, the Company enters into stand-by letters of credit (“stand-by LCs”) on an as-need basis. As of January 31, 2009 and January 30, 2010, outstanding stand-by LCs, including the LBI stand-by LC, totaled $20,489 and $8,160, respectively.

Holding Term Loan

On July 6, 2007, the Company entered into a $125,000 secured term loan (“Holding Term Loan”) with a different lender. The proceeds of these borrowings were used to finance, in part, the GGC Acquisition and pay transaction fees and expenses related to the GGC Acquisition. The Holding Term Loan borrowing rate is equal to LIBOR plus an applicable margin rate or the higher of the Wall Street Journal’s prime lending rate or 0.5% per annum above the Federal Funds Rate, plus an applicable margin rate. The applicable margin rate is determined by the leverage ratio in effect on the first day of each interest period.

Principal payments under the Holding Term Loan are due in equal quarterly installments of 0.25% of the initial principal balance through the maturity date on July 6, 2014. The Holding Term Loan also requires the Company to maintain a certain leverage ratio of consolidated debt, including letters of credit (net of cash and cash equivalents) to consolidated adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, adjusted for certain items such as non-cash deductions and non-recurring expenses) for the most recently completed reporting period (last twelve months as of the end of each quarter). The Holding Term Loan contains various customary covenants, including certain restrictions on the Company’s ability and the ability of its subsidiary to pay distributions.

Effective July 6, 2007, the Company entered into a receive variable/pay fixed interest rate swap agreement to mitigate exposure to interest rate fluctuations on a notional amount of $75,000 of the Company’s $125,000 variable-rate Holding Term Loan. The Company did not seek cash flow hedge accounting and, therefore, records the impact of the change in fair value of the swap in other expense (income), net in the Consolidated Statements of Operations. The interest rate swap agreement terminates on August 6, 2010. The fair value of the interest rate swap was a liability of $4,412 and $1,968 as of January 31, 2009 and January 30, 2010, respectively. The short-term portion of the fair value of interest rate swap is included in accrued expenses, and the long-term portion is included in other long-term liabilities on the Consolidated Balance Sheets.

All obligations under the Holding Term Loan are guaranteed and secured by substantially all the assets of the Company and its subsidiaries, including: owned real property, all fixtures and equipment; all intellectual property; all equity interests in Holding and its subsidiary; all intercompany indebtedness of Holding and its subsidiary; all permits and licenses related to ownership or operation of real property, fixtures or equipment; all proceeds of insurance; all books and records not constituting the Credit Facility first lien collateral; all other collateral not constituting the Credit Facility first lien collateral; and all product and proceeds.

Topco Term Loan

On June 26, 2008, the Company entered into a $300,000 Term Loan (“Topco Term Loan”), a portion of which is with a GGC affiliate. The proceeds of these borrowings were used to pay a distribution to members and associated transaction fees and expenses related to the Recapitalization. The Topco Term Loan was issued at 98% with the face value due at maturity on June 26, 2015. Interest on $150,000 of the borrowings (“Topco Term B Loan”) is due semi-annually, on the last calendar day of each January and July, at a rate of 13.5% per annum.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

8. Credit Facility and Long-Term Debt (continued)

Interest on the remaining $150,000 of borrowings (“Topco Term C Loan”) is due quarterly, on the last calendar day of each January, April, July, and October, at a rate of 14.5% per annum. The Company may elect to pay in kind (“PIK”) all or any portion of the quarterly interest on the Topco Term C Loan at a rate of 16.0% per annum. The Company elected to pay the quarterly interest due on January 31, 2009 for $150,000 of the borrowings as PIK interest. Accordingly, the Company recognized accrued PIK interest of $6,049 as of January 31, 2009, which is included in long-term debt on the Consolidated Balance Sheets. During 2009, the Company fully repaid this PIK interest.

The Topco Term Loan requires the Company to maintain a certain leverage ratio of consolidated debt, including letters of credit (net of cash and cash equivalents) to consolidated adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, adjusted for certain items such as non-cash deductions and non-recurring expenses) for the most recently completed reporting period (last twelve months as of the end of each quarter). The Topco Term Loan also requires the Company to maintain a certain interest coverage ratio of consolidated adjusted EBITDA to interest expense for the most recently completed twelve months. The Topco Term Loan contains various customary covenants, including certain restrictions on the Company’s ability and the ability of its subsidiary to pay distributions.

The Company is required to make mandatory prepayments on the Topco Term Loan upon the occurrence of certain events defined in the Topco Term Loan agreement. The Company may, at its option, prepay all or any portion of the Topco Term Loan principal amount plus accrued interest at redemption prices set forth in the loan agreement. The Topco Term Loan is collateralized by 100% of the membership interests in Holding, but is not guaranteed by Topco’s subsidiary.

Borrowings outstanding consisted of the following:

	January 31, 2009	January 30, 2010
Holding Term Loan	$123,125	$121,875
Topco Term Loan, including PIK interest	306,049	300,000
Debt discount on Topco Term Loan	(5,696)	(5,112)

Total	423,478	416,763
Less: current portion	(1,250)	(1,250)

Total long-term debt	$422,228	$415,513

Annual maturities of long-term debt on the Holding Term Loan and Topco Term Loan are as follows over the next five years and thereafter:

2010	$1,250
2011	1,250
2012	1,250
2013	1,250
2014	116,875
Thereafter	300,000

Total	$421,875

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

8. Credit Facility and Long-Term Debt (continued)

The fair value of the Company’s variable rate debt was estimated using quoted market prices for similar debt issues. As of January 31, 2009, the estimated fair value of the Holding Term Loan and Topco Term Loan was $115,738 and $261,540, respectively. As of January 30, 2010, the estimated fair value of the Holding Term Loan and Topco Term Loan was $126,029 and $312,022, respectively.

The Company incurred interest expense of $0 in the 2007 Predecessor period, $6,978 in the 2007 Successor period, $36,531 in 2008, and $53,222 in 2009. Interest expense incurred for the GGC affiliate’s portion of the Topco Term Loan was $0 in the 2007 Predecessor period, $0 in the 2007 Successor period, $8,513 in 2008, and $14,499 in 2009. Cash paid for interest was $0 in the 2007 Predecessor period, $5,198 in the 2007 Successor period, $16,349 in 2008, and $51,610 in 2009. The GGC affiliate’s portion of cash paid for interest under the Topco Term Loan was $2,927 and $14,445 in 2008 and 2009, respectively.

9. Derivative Instrument

Effective July 6, 2007, the Company entered into a receive variable/pay fixed interest rate swap agreement to mitigate exposure to interest rate fluctuations on a notional amount of $75,000 of the Company’s $125,000 variable-rate Holding Term Loan. The Company did not seek cash flow hedge accounting and, therefore, records the impact of the change in fair market value of the swap in other expense (income), net in the Consolidated Statements of Operations. The interest rate swap agreement terminates on August 6, 2010.

The Company recorded the interest rate swap at fair value as follows:

	January 31, 2009		January 30, 2010
Derivative Instrument	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate swap agreement—short term	Accrued expenses	$2,275	Accrued expenses	$1,968
Interest rate swap agreement—long term	Other long-term liabilities	2,137	Other long-term liabilities	—

Total derivative instruments		$4,412		$1,968

The effect of the derivative instrument on other expense (income), net in the Consolidated Statements of Operations was $300 and $2,444 in 2008 and 2009, respectively, both a reduction of expense.

10. Members’ Equity

Certain executive management members were provided the opportunity to purchase Class L equity ownership units for a combination of cash and promissory notes payable to Holding. These seven-year promissory notes are fully-recourse to the employee, accrue interest on an arm’s length rate basis, and are secured by a pledge of all equity interests of Holding by the executive management member. The promissory notes require mandatory prepayments upon certain events defined in the agreements, including upon receipt of any cash proceeds received by the executive management members in connection with their membership interests.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

10. Members’ Equity (continued)

The promissory notes will be repaid at maturity, unless the mandatory prepayment is triggered or the executive management member elects to prepay. Pursuant to the Recapitalization, the executive management members contributed their Class L equity ownership units of Holding in exchange for an equivalent number of Class L equity ownership units of the Company. Notes receivable of $5,633 related to the purchase of executive management membership interest in the Company are reflected as a reduction of members’ equity as of January 31, 2009 and January 30, 2010. The Company received interest income on the notes receivable of $0 in the 2007 Successor period, $266 in 2008, and $265 in 2009, which is included in interest income in the Consolidated Statements of Operations.

The Company owns 100% of the membership interests of Topco, and Topco owns 100% of the membership interests of Holding. The Company is authorized to issue an unlimited number of units. The following equity units of the Company were issued and outstanding as of the respective periods:

Outstanding Units	January 31, 2009	January 30, 2010
Class L	101,742	101,742
Class A	7,540	7,330
Class B	—	—
Class C	4,155	4,705

Total	113,437	113,777

Class L units accumulate a non-cash compounded yield of 10% per annum and have a distribution preference over Class A, B, and C units. Class L unit holders are entitled to participate in all distributions, including recapitalizations, dividends, and other liquidity events. Such events have the following priority; (a) Class L units first receive their preferred return on their cost basis per unit plus the accumulated yield; (b) Class L units then receive an amount equal to their aggregate unreturned capital; (c) Class L and A units then, as a group, ratably based upon the number of vested units held by each at the time of such event, receive 100% until the amount reaches one and half times such holder’s aggregate investment in such units; (d) Class L, A, and B units then, as a group, ratably based upon the number of vested units held by each at the time of such event, receive 100% until the amount reaches two times such holder’s aggregate investment in such units; and (e) Class L, A, B, and C units, as a group, ratably upon the number of vested units held by each at the time of such event, receive 100% of the remaining amount. Class A, B, and C units are equity incentive units (see Note 11).

During 2008, the Company repurchased certain Class L, A, and C units at cost from employees who were separated from the Company. As of January 30, 2010, approximately 3 Class L units, 525 Class A, and 560 Class C units were included in treasury stock.

In addition to $33,610 of tax distributions, the Company declared and approved $168,074 of other distributions to its members during 2008. In July 2008, the Company distributed $289,529 to members from the proceeds of the Topco Term Loan. The Company waived the promissory note mandatory prepayment requirement in connection with the distributions to members during 2008.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

11. Equity Units and Share-Based Compensation

Predecessor

Prior to the GGC Acquisition, officers and key employees were granted share-based awards to participate in the LBI 1993 Stock Option and Performance Incentive Plan as amended (the “LBI Stock Plan”). The LBI Stock Plan provided for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, performance-based restricted stock, performance units, and unrestricted shares. LBI grants stock options at a price equal to the fair market value of the stock on the date of the grant. Stock options generally vested over four years with 25% vesting each year. Restricted stock generally vests (the restrictions lapse) over a two or three year period.

Stock options of 51 were granted during the 2007 Predecessor period at a weighted average option price per share of $26.12.

Restricted stock shares of 137 were granted during the 2007 Predecessor period at a weighted average grant date fair value of $24.66.

Intrinsic value for stock options is the difference between the current market value of LBI’s stock as of July 6, 2007 and the option strike price. The total intrinsic value of options exercised in the 2007 Predecessor period was $651. The total intrinsic value of restricted stock vested in the 2007 Predecessor period was $4,197.

Valuation Methodology

LBI used the Black-Scholes option pricing model for valuations of options granted to employees and directors. The weighted average estimated fair value of stock options granted in the 2007 Predecessor Period was $7.03 based on the following weighted-average assumptions.

2007 Predecessor Period
Risk-free interest rate	3.2%
Expected volatility	45%
Dividend yield	3.0%
Expected life	5.3

The risk-free interest rate assumption is based upon the average daily closing rates during the period for U.S. treasury notes that have a life which approximates the expected life of the option. The expected volatility assumption is based on LBI’s analysis of historical volatility of LBI’s stock. The dividend yield assumption is based on LBI’s history and expectation of dividend payouts. The expected life of employee stock options represent the weighted-average period the stock options are expected to remain outstanding. Fair value of restricted stock awards is based on the market value of an unrestricted share on the grant date adjusted for anticipated dividend yields.

Compensation expense for stock options was recognized, net of forfeitures, over the requisite service period on a straight-line basis, using a single option approach (each option is valued as one grant, irrespective of the number of vesting tranches). Restricted stock expense was recognized, net of forfeitures over the requisite service period on a straight-line basis.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

11. Equity Units and Share-Based Compensation (continued)

Successor

Equity Incentive Units

In December 2007, the Board of Directors (the “Board”) approved, and the Company implemented, a management equity program (the “Equity Program”). The Equity Program authorizes Class A, B, and C equity incentive units to be granted to certain management employees upon the approval of the Board. Pursuant to the Recapitalization, the management members contributed their Class A and C equity incentive units of Holding in exchange for an equivalent number of Class A and C equity incentive units of the Company. At the time of the Recapitalization, there were no Class B equity incentive units outstanding. As of January 30, 2010, approximately 4,581 Class A and 2,327 Class C equity incentive units were vested. Under the Equity Program, as of January 30, 2010, approximately 9,400 and 5,000 Class A and C equity incentive units, respectively, were authorized to be granted, and approximately 2,070 and 295 Class A and C equity incentive units, respectively, were available for grant.

Class A and C equity incentive unit grants vest over four years in equal 25% increments each year and have pro-rata vesting for each quarter elapsed since the prior annual vesting date. These units have no exercise price and as such the fair value of the incentive units is equal to the fair value of the underlying equity units.

The Company recognized compensation expense related to Class A and C equity incentive units of $1,233 in the 2007 Successor period, $2,072 in 2008, and $2,048 in 2009. As of January 30, 2010, there was approximately $3,364 of total unrecognized compensation expense related to unvested Class A and C equity incentive units. That cost is expected to be recognized over a weighted-average period of 1.5 years.

The Company’s activity with respect to Class A and C equity incentive units for 2009 was as follows:

(in thousands, except per unit amounts)	Number of Class A Units	Class A Unit Grant Date Weighted Average Fair Value	Number of Class C Units	Class C Unit Grant Date Weighted Average Fair Value
Unvested, January 31, 2009	4,722	$0.88	2,837	$0.40
Granted	—	—	760	0.67
Vested	(1,763)	0.88	(1,009)	0.40
Repurchased	(210)	(0.01)	(210)	(0.0025)

Unvested, January 30, 2010	2,749	$0.88	2,378	$0.40

The weighted average grant date fair value of Class A equity incentive units granted during the 2007 Successor period was $0.88 per unit. There were no grants of Class A equity incentive units in 2008 or 2009.

The weighted average grant date fair value of Class C equity incentive units granted during the 2007 Successor period, 2008, and 2009 was $0.40, $0.40, and $0.67, respectively.

No incentive units vested during the 2007 Successor period. The total fair value of units vested during 2008 and 2009 was $3,007 and $1,955, respectively.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

11. Equity Units and Share-Based Compensation (continued)

Valuation of Underlying Equity Units

Fair value of the underlying equity units is determined by applying a contingent claims approach utilizing the Black-Scholes pricing model and taking into consideration the rights and preferences of the underlying equity units. This model assumes asset volatility for comparable company’s equity volatility and leverage, and a marketability discount to reflect the lack of liquidity and ready market.

The following table illustrates the assumptions used in the Black-Scholes pricing model:

	February 2, 2008	January 31, 2009	January 30, 2010
Risk-free interest rate	3.15%	1.69%	0.20%
Asset volatility	35%	40%	50%
Time to liquidity event	3 years	2-3 years	7 months
Marketability discount	25%	34%	10%
Equity dividend yield	—	—	—

Risk-free interest rate—This is an interpolated rate from the U.S. constant maturity treasury rate for a term corresponding to the time to liquidity event, as described below. An increase in the risk-free interest rate will increase compensation expense.

Asset volatility—This is a measure of the amount by which the price of various comparable companies common stock has fluctuated or is expected to fluctuate, as the Company’s common stock is not publicly-traded. The comparable companies were selected by analyzing public companies in the industry based on various factors including, but not limited to, company size, financial data availability, active trading volume, and capital structure. An increase in the expected volatility will increase compensation expense.

Time to liquidity event—This is the period of time over which the underlying equity units are expected to remain outstanding. An increase in the expected term will increase compensation expense.

Marketability discount—This is a measure of the amount by which the value of the underlying equity units is reduced as the value of privately-held shares is not directly comparable to the value of publicly-traded shares of similar common stock. An increase in the marketability discount will decrease compensation expense.

The Finnerty Model was utilized to calculate a discount on the underlying equity units. The Finnerty Model provides for a valuation discount reflecting the holding period restriction embedded in a restricted stock preventing its sale over a certain period of time.

The Finnerty Model proposes to estimate a discount for lack of marketability such as transfer restrictions by using an option pricing theory. This model has gained recognition through its ability to address the magnitude of the discount by considering the volatility of a company’s stock price and the length of restriction. The concept underpinning the Finnerty Model is that restricted stock cannot be sold over a certain period of time. Further simplified, a restricted share of equity in a company can be viewed as having forfeited a put on the average price of the marketable equity over the restriction period (also known as an “Asian Put Option”). If an Asian Put Option is priced and compared to that of the assumed fully marketable underlying stock, the marketability discount can be effectively estimated.

The assumptions utilized in the model included (i) length of holding period of 2 years, 2 years and 7 months for 2007 successor period, 2008 and 2009, respectively, (ii) equity volatility of 41%, 80% and 80% for 2007 successor period, 2008 and 2009, respectively, (iii) dividend yield of zero for each period, and (iv) risk free rate of 3.12%, 1.43%, and 0.20% for 2007 Successor period, 2008 and 2009, respectively.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars and units in thousands)

12. Earnings Per Unit

Basic net income (loss) per unit (“EPU”) is computed for each class of common units outstanding during the period by dividing net income (loss) allocated to each class by the weighted average number of common units outstanding during the period. Net income (loss) for the period is allocated to each class of common units based on the terms and preferences of the respective class of common units as prescribed by the Company’s LLC agreement. Diluted EPU assumes the conversion, exercise, or issuance of all potential common unit equivalents, unless the effect of inclusion would result in the reduction of a loss or the increase in income per unit. For purposes of this calculation unvested units under the Equity Program are considered to be potential common units and are only included in the calculation of diluted EPU when the effect is dilutive.

Due to the GGC Acquisition, the Company’s capital structure for the periods before and after the GGC Acquisition are not comparable. Prior to the GGC Acquisition, Express operated as a division of LBI without a defined capital structure or designated member units. As a result, EPU is presented only for periods subsequent to the GGC Acquisition.

According to the LLC agreement, common units absorb losses only to the extent of the respective classes’ capital accounts. All Class A and Class C equity incentive units have been issued in exchange for services and their capital accounts reflect only amortization of share-based compensation expense. Any losses in excess of accumulated share-based compensation expenses are allocated to the Class L equity ownership units, as follows:

	Thirty Weeks Ended February 2, 2008	2008
Net loss attributable to the Company	$(40,399)	$(29,036)
Loss allocated to Class L units	(40,399)	(25,735)
Loss allocated to Class A units	—	(2,691)
Loss allocated to Class C units	—	(610)

Diluted net loss per common unit is the same as basic net loss per unit for the 2007 Successor period and 2008, since the effect of any potentially dilutive units was excluded, as they were anti-dilutive due to the net loss attributable to all classes of common units.

The following potentially dilutive units were excluded from the calculation of diluted net loss per unit:

	Thirty Weeks Ended February 2, 2008	2008
Unvested Class A Units:	7,855	6,281
Unvested Class C Units:	3,855	3,172

Common units absorb net income, or distributions, in accordance with the LLC Agreement distribution preference, as follows:

2009
Net income attributable to the Company	$75,307
Income allocated to Class L units	75,307
Income allocated to Class A units	—
Income allocated to Class C units	—

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars and units in thousands)

13. Pro forma Information (unaudited)

Pro forma basic and diluted net income per share of common stock (unaudited) has been computed to give effect to the pro forma adjustments discussed below, including the assumed conversion of the common units into common stock, as follows:

	Common Units	Exchange Ratio	Common Shares
Class L units	101,742	0.702	71,407
Class A units	7,330	0.649	4,757
Class C units	4,685	0.442	2,072

Total shares	113,757		78,236

The pro forma net income applied in computing the unaudited pro forma income per unit for the year ended January 30, 2010 is based upon the Company’s historical net income as adjusted to reflect:

•	The elimination of the GGC Advisory fee and LBI LLC fee in the amount of $9,427,

•

The net effect of $(16,912) on interest expense, including amortization of debt issuance costs and debt discounts, arising from prepayment of the Topco Term Loan with the proceeds from the Senior Notes and this initial public offering (“IPO”) of the Company’s common stock and the incremental interest expense of the Senior Notes issued,

•	The elimination of interest income from the management notes due to their repayment in anticipation of the IPO,

•

The conversion of the Company to a corporation. Prior to such conversion, the Company was a partnership and generally not subject to income taxes. The pro forma net income, therefore, also includes adjustments for income tax expense as if the Company had been a corporation at an assumed combined federal, state, and local income tax rate of 38.7%.

Pro forma shareholders’ equity (unaudited) is based upon the Company’s historical members’ equity as of January 30, 2010 and has been computed to give effect to the pro forma adjustments discussed below:

•

The write-off of debt issuance costs, recognition of the remaining debt discount, payment of a transaction fee to GGC, payment of a prepayment penalty, and payment of an equity distribution of $230,000, all of which was in connection with the issuance of the Senior Notes and prepayment of the Topco Term C Loan,

•

The conversion of the Company’s members’ interests in shares of common stock and the reclassification of accumulated deficit to additional paid-in capital upon a reorganization to a Delaware corporation,

•

The write-off of debt issuance costs, recognition of the remaining debt discount, payment of a transaction fee to GGC, and payment of a prepayment penalty and related tax effects, all of which is in connection with the prepayment of the Topco Term B Loan,

•	The issuance of common shares, whose proceeds is equal to the amounts paid in the preceding bullet point.

•	A fee to terminate the Advisory Agreement payable to Golden Gate and a fee to terminate Limited Brands’ advisory fee arrangement under the LLC Agreement.

•	The acceleration of certain A and C units upon IPO.

•	Adjustments to deferred income tax assets and liabilities in connection with the Company’s reorganization to a Delaware corporation.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

14. Retirement Benefits

The employees of the Company, if eligible, participate in a qualified defined contribution retirement plan (the “Qualified Plan”) and a non-qualified supplemental retirement plan (the “Non-Qualified Plan”) sponsored by the Company.

Participation in the Company’s Qualified Plan is available to employees who meet certain age and service requirements. The Qualified Plan permits employees to elect contributions up to the maximum limits allowable under the Internal Revenue Code (“IRC”). The Company matches employee contributions according to a pre-determined formula and contributes additional amounts based on a percentage of the employees’ eligible annual compensation and years of service. Employee contributions and Company matching contributions vest immediately.

Additional Company contributions and the related investment earnings are subject to vesting based on years of service. Total expense recognized related to the Qualified Plan was $879 in the 2007 Predecessor period, $3,552 in the 2007 Successor period, $2,508 in 2008, and $379 in 2009.

The Company elected not to fund an additional amount to the Qualified Plan for 2008. Additionally, the Company elected to suspend the employer matching contribution to the Qualified Plan effective March 6, 2009.

Participation in the Non-Qualified Plan is made available to employees who meet certain age, service, job level and compensation requirements. The Non-Qualified Plan is an unfunded plan which provides benefits beyond the IRC limits for qualified defined contribution plans. The plan permits employees to elect contributions up to a maximum percentage of eligible compensation. The Company matches employee contributions according to a pre-determined formula and credits additional amounts based on a percentage of the employees’ eligible compensation and years of service. The Non-Qualified Plan also permits employees to defer additional compensation up to a maximum amount. The Company does not match the contributions for additional deferred compensation. Employees’ accounts are credited with interest using a rate determined annually by the Retirement Plan Committee based on a methodology consistent with historical practices. Employee contributions and the related interest vest immediately. Company contributions and the related interest are subject to vesting based on years of service. Employees may elect an in-service distribution for the additional deferred compensation component only. Employees are not permitted to take a withdrawal from any other portion of the Non-Qualified Plan while actively employed with the Company. The remaining vested portion of employees’ accounts in the Non-Qualified Plan will be distributed upon termination of employment in either a lump sum or in equal annual installments over a specified period of up to ten years. Total expense recognized related to the Non-Qualified Plan was $471 in the 2007 Predecessor period, $831 in the 2007 Successor period, $2,241 in 2008, and $1,256 in 2009.

The Company elected to account for this cash balance plan based on the participant account balances, excluding actuarial considerations as permitted by the applicable authoritative guidance.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

14. Retirement Benefits (continued)

The annual activity for the Company’s Non-Qualified Plan and the year-end liability, which is included in other long-term liabilities on the Consolidated Balance Sheets, was as follows:

	2008	2009
Balance, beginning of period	$7,208	$11,119
Contributions:
Employee	1,209	422
Company	2,226	—
Interest	680	762
Distributions	(191)	(1,541)
Forfeitures	(13)	(29)

Balance, end of period	$11,119	$10,733

15. Commitments and Contingencies

Express is named as a defendant in a purported class action lawsuit action alleging various California state labor law violations. The complaint was originally filed on February 18, 2009, and an amended complaint was filed on March 18, 2009. The amended complaint contains six counts: (1) failure to provide required meal breaks to the class members and failure to pay the class members for missed meal breaks, including premium payments required by California law; (2) failure to provide required rest breaks to the class members and failure to pay the class members for missed rest breaks, including premium payments required by California law; (3) failure to pay wages in a timely manner to employees who were terminated or quit; (4) failure to pay overtime or premium payments in a timely manner; (5) failure to provide accurate wage statements; and (6) violations of Section 17200 of the California Business and Professions Code. The Company estimated that the potential exposure for losses related to this lawsuit ranges from approximately $1,900 to $3,400 and has accrued an amount on the January 30, 2010 Consolidated Balance Sheet to reflect its best estimate of this risk. As the situation develops and more information becomes available, the amount of the reserve may increase or decrease accordingly. The amount of any such change may be material to the Company’s results of operations or financial condition.

The Company is subject to various claims and contingencies related to other lawsuits and pending action arising out of the normal course of business. Management believes that the ultimate liability arising from such claims and contingencies, if any, is not likely to have a material adverse effect on the Company’s results of operations, financial condition, or cash flows.

16. Subsequent Events

Management has evaluated all events and transactions that occurred after January 30, 2010 through March 25, 2010, which is the date the financial statements are available to be issued.

On February 1, 2010, the Company made interest payments of $15,686 on the Topco Term Loan.

On February 9, 2010, the management promissory notes totaling $5,633 were repaid in full by each member of management.

As of February 2010, all of the Chief Executive Officer’s Class A equity units were vested.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

16. Subsequent Events (continued)

In February 2010, in anticipation of the issuance of Senior Notes, the Company amended the respective debt arrangements as follows:

The Credit Facility was amended to permit the incurrence of the Senior Notes debt not to exceed $250,000 aggregate principle. The applicable margin rate was increased by 1.00 basis point and is based on the existing excess availability calculation illustrated in Note 8. The fee payable on the average daily unused balance was increased from 0.25% to 0.50%. The excess availability covenant was increased to not be less than $30,000, up from $20,000 in the original agreement.

The Holding Term Loan was amended to permit the incurrence of the Senior Notes debt not to exceed $250,000 aggregate principle. The applicable margin rate was increased by 1.50 basis points (increased by an additional 0.50% in the event that the Company’s Moody’s corporate family rating is not B2 or better or Standard & Poor’s corporate credit rating is not B or better) and is based on the existing leverage ratio calculation illustrated in Note 8. The leverage ratio was revised to require that no more than $75,000 of cash and cash equivalents be netted against debts.

The Topco Term Loan was amended to permit the incurrence of the Senior Notes debt not to exceed $250,000 aggregate principle and requires the prepayment of the $150,000 Topco Term C Loan at 102% with the proceeds from the issuance of the Senior Notes.

On February 16, 2010, the Company filed an S-1 registration statement with the Securities and Exchange Commission (the “Registration Statement”).

On March 5, 2010, the Company issued $250,000 8  3/4% Senior Notes due 2018 at a 1.4% discount, including a GGC affiliate purchasing $50,000 of the $250,000 Senior Notes. On March 5, 2010, net proceeds of $241,397 were received from the Senior Notes. The net proceeds were used to pay off $154,907 of the Topco Term C Loan (including principal, interest and prepayment penalty), $85,210 was allocated to the Company, and the remainder was used to pay related transaction fees and expenses, including $2,700 to Golden Gate in transaction advisory fees. On March 10, 2010, the Company utilized the cash received from the issuance of the Senior Notes and cash on hand to pay a distribution of $230,000 to its members.

On March 25, 2010, the Company elected to prepay its e-commerce service provider, a GGC affiliate, $10,240 for services from April 2010 through January 2011 in exchange for a discount on those services.

17. Subsequent Events (unaudited)

On April 8, 2010, EIC purchased $8,304 face value of the Topco Term B Loan at a 5% premium from KKR SCF Loan Administration, LLC for a total of $8,719.

On April 23, 2010, the Board approved the accelerated vesting of certain A and C equity units upon consummation of an IPO.

On May 4, 2010, the Company made a distribution of $31,000 to its members to fund tax obligations.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

17. Subsequent Events (unaudited) (continued)

Immediately after the Registration Statement for the IPO is declared effective, and prior to the sale of any of the Company’s shares of common stock, the Company will convert into a Delaware corporation and change its name from Express Parent LLC to Express, Inc. As required by the LLC Agreement, the conversion has been approved by the Company’s Board. Once a reorganization to a corporate form is approved by the Company’s Board, the LLC Agreement allows certain of the Company’s equity holders to specify the manner in which the entity will be reorganized as a corporation. As a result, on May 10, 2010 the Company entered into a binding and enforceable conversion agreement with certain of its equity holders that documents their election to have the reorganization to a corporation take the form of a statutory conversion, and also provides that the conversion shall occur immediately after the effectiveness of the Registration Statement without any further action on the part of the Company’s Board or equity holders. Immediately after the conversion, all of the Company’s outstanding Class L equity ownership units, Class A equity ownership units and Class C equity ownership units will automatically be converted into shares of common stock based on their relative rights as set forth in the LLC Agreement. In addition, upon converting to a corporation, the Company will be required to make a payment of $10,000 to GGC to terminate the Advisory Agreement and $3,333 to LBI to terminate the LLC Agreement. Upon converting to a corporation for income tax purposes, the Company will become subject to federal and state income taxes. The impact of these items is expected to be recognized in the second quarter of 2010.

Through and including             , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

16,000,000 Shares

Express, Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch

Goldman, Sachs & Co.

Morgan Stanley

Barclays Capital

Piper Jaffray

UBS Investment Bank

Stephens Inc.

                         , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC registration fee	$24,955
FINRA filing fee	$35,500
NYSE listing fee	$250,000
Printing expenses	$400,000
Legal fees and expenses	$2,000,000
Accounting fees and expenses	$2,100,000
Miscellaneous expenses	$115,000

Total expenses	$4,925,455

*	To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

We are currently a Delaware limited liability company. Immediately after our registration statement for this offering is declared effective, we will convert into a Delaware corporation and change our name from Express Parent LLC to Express, Inc. Upon completion of this conversion, we will be subject to the DGCL.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

Prior to the completion of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL. We will also enter into an indemnification priority agreement with Golden Gate and Limited Brands to clarify the priority of advancement of expenses and indemnification obligations among us, our subsidiaries and any of our directors appointed by Golden Gate and Limited Brands and other related matters.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities.

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

In connection with the Golden Gate Acquisition described in the prospectus which is a part of this registration statement, our employees were offered the opportunity to purchase equity in our company. On July 24, 2007, our President and Chief Executive Officer, Michael Weiss, purchased 1,000,000 of our Class L Units at a purchase price per unit of $6.47 and 4,000,000 of our Class A Units for a nominal price per unit of $0.01. Between November and December 2007, ten of our executive officers purchased 745,554 Class L Units of Express Management Investors LLC at a purchase price of $6.47, 2,500,000 of Class A Units of Express Management Investors LLC at a nominal price per unit of $0.01 and 2,500,000 of Class C Units of Express Management Investors LLC at a nominal price per unit of $0.0025. These purchases of securities by Mr. Weiss and our other executive officers were made in reliance upon Section 4(2) of the Securities Act, as they did not involve any public offering and all recipients of these securities in these purchases were accredited investors within the meaning of our Rule 501 of Regulation D under the Securities Act.

Also between November and December 2007, fifty-one of our employees purchased 1,355,000 Class A Units of Express Management Investors LLC at a nominal price per unit of $0.01 and 1,355,000 Class C Units of

Express Management Investors LLC at a nominal price per unit of $0.0025 through unit purchase agreements. Additionally, between September 12, 2008 and December 16, 2009, we sold 1,410,000 Class C Units of Express Management Investors LLC to approximately 70 employees, typically at the vice president level or above in various departments of Express at a nominal price per unit of $0.0025 through unit purchase agreements. The issuance and sales of our Class A Units and Class C Units described above were deemed to be exempt from the registration provisions under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act. The issuer relied on Rule 701 because (i) these sales were to employees and were made pursuant to a written compensation contract, which was delivered to each employee purchasing equity, (ii) the issuer was not subject to Section 13 or 15(d) of the Exchange Act at the time of issuance and (iii) these issuances did not exceed the sale price limitations set forth in Rule 701. See “Executive Compensation—Compensation Discussion and Analysis—Equity Incentives—Summary of Current Plan” in the prospectus which is a part of this registration statement.

On March 5, 2010, in connection with the 2010 Refinancing Transactions, Express, LLC and Express Finance Corp., each an indirect, wholly-owned subsidiary of ours, jointly issued and sold, in a private placement, $250.0 million of their 8 3/4% Senior Notes due 2018 at an issue price of 98.599% of the face value of the Senior Notes. An affiliate of Golden Gate purchased $50.0 million of Senior Notes in the offering. The proceeds from the Senior Notes of $246.5 million, together with cash on hand of $153.8 million, were used or will be used to (1) prepay all of the Term C Loans outstanding under the term loan facility of our wholly-owned subsidiary, Express Topco, and to pay accrued and unpaid interest and prepayment penalties in an aggregate amount equal to $154.9 million, (2) make a distribution to the equity holders of Express Parent in an aggregate amount equal to $230.0 million and (3) pay related transaction fees and expenses, including discounts and commissions to the initial purchasers of the Senior Notes, in an aggregate amount equal to $15.4 million. The issuance and sale of the Senior Notes were exempt from the registration requirements of the Securities Act because the Senior Notes were sold to the initial purchasers in transactions not involving a public offering pursuant to Section 4(2) thereof and the Senior Notes were sold by the initial purchasers to qualified institutional investors pursuant to Rule 144A under the Securities Act and to persons outside the United States pursuant to Regulation S under the Securities Act.

Appropriate legends were affixed to the securities issued in all of the above-listed transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16.    Exhibits and Financial Statement Schedules.

(a)	Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the purchase agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 7 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio on May 12, 2010.

Express Parent LLC

By:	/S/ MATTHEW C. MOELLERING
Name:	Matthew C. Moellering
Title:	Executive Vice President—Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary

* * * *

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below:

Signature	Title	Date

* Michael A. Weiss	President, Chief Executive Officer and Director (principal executive officer)	May 12, 2010

/S/ MATTHEW C. MOELLERING Matthew C. Moellering	Executive Vice President— Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary (principal financial officer and principal accounting officer)	May 12, 2010

* David C. Dominik	Director	May 12, 2010

* Stefan L. Kaluzny	Director	May 12, 2010

* Jennie W. Wilson	Director	May 12, 2010

* Timothy J. Faber	Director	May 12, 2010

* By:	/s/ MATTHEW C. MOELLERING
Matthew C. Moellering, as Attorney-in-Fact

Immediately following the registrant’s conversion to a corporation, each of the persons set forth above will continue to serve in the capacities set forth next to his/her name.

EXHIBIT INDEX

Exhibit Number	Description
1.1†	Form of Underwriting Agreement.
2.1†	Unit Purchase Agreement, dated as of May 15, 2007, among Express Investment Corp., Limited Brands Store Operations, Inc., Express Holding, LLC and Limited Brands, Inc. (“Unit Purchase Agreement”).
2.2†	Amendment No. 1 to Unit Purchase Agreement, dated as of July 6, 2007.
2.3†	Conversion Agreement, dated as of May 10, 2010, by and among Express Parent LLC, Express Management Investors Blocker, Inc., Express Investment Corp., Limited Brands Store Operations, Inc. and EXP Investments, Inc.
2.4†	Form of Agreement and Plan of Merger among Express, Inc., Express Management Investors Blocker, Inc., Express Management Investors LLC, Express Investment Corp., Multi-Channel Retail Holdings LLC - Series G and Express Holding, LLC.
3.1†	Form of Certificate of Incorporation of Express, Inc., to be effective upon the completion of this offering.
3.2†	Form of Bylaws of Express, Inc., to be effective upon the completion of this offering.
4.1†	Specimen Common Stock Certificate.
4.2†	Indenture, dated March 5, 2010, among Express, LLC, Express Finance Corp., the Guarantors and U.S. National Bank Association, as trustee.
4.3†	Registration Rights Agreement, by and among Express, LLC, Express Finance Corp., Express Parent LLC, Express GC, LLC and Banc of America Securities LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated.
4.4†	Form of Registration Agreement between Express, Inc. and the other signatories thereto.
4.5†	Form of Stockholders Agreement by and among Express Inc., Multi-Channel Retail Holding LLC - Series G, Limited Brands Store Operations, Inc. and EXP Investments, Inc.
4.6†	Express Parent LLC Limited Liability Company Agreement, dated as of June 26, 2008.
5.1	Opinion of Kirkland & Ellis LLP.
10.1†	Asset-Based Loan Credit Agreement, dated as of July 6, 2007, among Express Holding, LLC, as Parent, Express, LLC, as Borrower, the Initial Lenders, the Initial Issuing Bank, the Swing Line Bank, Wells Fargo Retail Finance, LLC, as Administrative Agent and Collateral Agent, Morgan Stanley Senior Funding, Inc., as Syndication Agent, The CIT Group/Business Credit, Inc. and Wachovia Capital Finance Corporation (Central), as Co-Documentation Agents, and Morgan Stanley Senior Funding, Inc., as Sole Lead Arranger and Sole Bookrunner (the “Asset-Based Loan Credit Agreement”).
10.2†	Amendment No. 1 to Asset-Based Loan Credit Agreement, dated as of June 3, 2008.
10.3†	Amendment No. 2 to Asset-Based Loan Credit Agreement, dated as of February 5, 2010.
10.4†	Term Loan Credit Agreement, dated as of July 6, 2007, among Express Holding, LLC, as Parent, Express, LLC, as Borrower, the Initial Lenders, Morgan Stanley & Co. Incorporated, as Collateral Agent, and Morgan Stanley Senior Funding, Inc., as Administrative Agent, Syndication Agent, Sole Lead Arranger and Sole Bookrunner (the “Term Loan Credit Agreement”).
10.5†	Amendment to Term Loan Credit Agreement, dated as of February 5, 2010.
10.6†	Credit Agreement, dated as of June 26, 2008, among Express Topco LLC, as Borrower, the Lenders party thereto and KKR SCF Loan Administration, LLC, as Administrative Agent (“Topco Credit Agreement”).

Exhibit Number	Description
10.7†	Amendment to Topco Credit Agreement, dated as of February 5, 2010.
10.8+†	Employment Agreement, dated as of February 12, 2010, by and among Express, LLC, Express Parent LLC and Michael A. Weiss.
10.9+†	Form of Employment Agreement.
10.10+†	Express, Inc. 2010 Incentive Compensation Plan.
10.11+†	Form of Incentive Stock Option Agreement.
10.12†	Master Sublease, dated as of July 6, 2007, between Limited Brands, Inc. and Express, LLC.
10.13+†	Form of Restricted Stock Agreement.
10.14†	Store Leases Agreement, dated as of July 6, 2007, by and among Limited Stores, LLC, Bath & Body Works, LLC, Victoria’s Secret Stores, LLC, Diva US, LLC, Express, LLC and Limited Brands, Inc.
10.15†	Logistics Services Agreement, dated October 5, 2009, by and between Express, LLC and Limited Logistics Services, Inc.
10.16†	Exchange Agreement, dated June 26, 2008, by and among Express Parent LLC, Express Topco LLC, Express Holding, LLC and the securityholders listed thereto.
10.17+†	Form of Nonqualified Stock Option Agreement.
10.18+†	Form of Stock Appreciation Rights Agreement.
10.19+†	Form of Restricted Stock Unit Agreement.
10.20†	Amended and Restated Services Agreement, dated as of April 8, 2010, between Express, Inc. and Limited Brands, Inc.
10.21+†	Amendment No. 1 dated as of April 14, 2010 by and among Express, LLC, Express Parent LLC and Michael A. Weiss.
10.22†	Form of Indemnification Agreement.
10.23†	Form of Letter Agreement by and among Limited Brands, Inc., Express, Inc., Express Topco LLC, Express Holding, LLC, Express, LLC, Express Finance Corp. and Express GC, LLC.
10.24†	Form of Letter Agreement by and among Golden Gate Private Equity, Inc., Express, Inc., Express Topco LLC, Express Holding, LLC, Express, LLC, Express Finance Corp. and Express GC, LLC.
10.25†	Amendment No. 2 to Topco Credit Agreement, dated as of April 26, 2010.
10.26†	Letter Agreement, dated as of April 28, 2010 between Michael F. Devine, III and Express Parent LLC.
16.1	Letter from Ernst & Young LLP, independent registered public accounting firm.
21.1†	List of subsidiaries of Express Parent LLC.
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.3	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

23.4†	Consent of e-Rewards, Inc.

24.1†	Powers of Attorney (included on signature page).

99.1†	Consent of Director Designee.

*	To be filed by amendment.
+	Indicates a management contract or compensatory plan or arrangement.
†	Previously filed.